ALPINE SUMMIT ENERGY PARTNERS, INC.

Annual Information Form
Year Ended December 31, 2021

April 25, 2022

TABLE OF CONTENTS

APPENDICES

Appendix A	AUDIT COMMITTEE CHARTER
Appendix B	REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATORS
Appendix C	REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms shall have the meanings set out below when used in this Annual Information Form.

"2020 Warrant" has the meaning ascribed thereto under the heading "General Development of the Business - History and Development - Year Ended December 31, 2020."

"AIP Borrower" has the meaning ascribed thereto under the heading "General Development of the Business - History and Development - Year Ended December 31, 2020."

"AIP Holdco" has the meaning ascribed thereto under the heading "Material Contracts."

"Amalco" has the meaning ascribed thereto under the heading "General Development of the Business - Audit Committee Information - Reorganizations."

"Audit Committee" has the meaning ascribed thereto under the heading "Audit Committee Information."

"BACT" has the meaning ascribed thereto under the heading "Industry Conditions - Climate Change Regulation - United States."

"Bank7" has the meaning ascribed thereto under the heading "General Development of the Business - History and Development - Recent Developments."

"BCBCA" means the Business Corporations Act (British Columbia), and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

"BLM" has the meaning ascribed thereto under the heading "Industry Conditions - Land Tenure and Royalties - United States."

"Blocker" means Alpine Summit Energy Investors, Inc., a corporation existing under the laws of Nevada.

"Blocker Shares" means the common shares in the capital of Blocker.

"Board of Directors" means the Company's board of directors.

"Business Combination" means the business combination between the Company and Origination pursuant to the Business Combination Agreement.

"Business Combination Agreement" means the business combination agreement dated April 8, 2021 between the Company, Origination, Finco, Subco and Blocker.

"Class A Finco Share" means Class A common shares in the capital of Finco, each of which shall entitle the holder thereof to receive one Subordinate Voting Share pursuant to the Business Combination.

"Class A Voting Units" means Class A voting membership units in the capital of Origination.

"Class B Finco Share" means Class B common shares in the capital of Finco, each of which shall entitle the holder thereof to receive one Multiple Voting Share pursuant to the Business Combination.

"Class B Non-Voting Units" means Class B non-voting membership units in the capital of Origination.

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook, maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter), as amended from time to time.

"Company" or "Alpine Summit" means Alpine Summit Energy Partners, Inc., a corporation existing under the laws of the province of British Columbia.

"Consolidation" means the consolidation of the common shares of the Company on the basis of one common share for every 625.5882 existing common shares completed in connection with and pursuant to the Business Combination.

"CSA 51-324" means Staff Notice 51-324 - Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

"EGI" has the meaning ascribed thereto under the heading "Material Contracts."

"EPA" has the meaning ascribed thereto under the heading "Industry Conditions - Environmental Regulation - United States."

"FERC" has the meaning ascribed thereto under the heading "Industry Conditions - Environmental Regulation - United States."

"Finco" means Alpine Summit Energy Partners Finco, Inc., a corporation incorporated under the BCBCA for the purpose of the Finco Financing.

"Finco Shares" means Class A Finco Shares and Class B Finco Shares in the capital of Finco.

"Finco Financing" means the offering by Finco of 161,976 Subordinate Voting Subscription Receipts at a price of CDN$4.01 per Subordinate Voting Subscription Receipt and 17,057 Multiple Voting Subscription Receipts at a price of CDN$401.29 per Multiple Voting Subscription Receipt for aggregate gross proceeds to Finco of approximately CDN$7.5 million completed on August 18, 2021.

"First Development Partnership" has the meaning ascribed thereto under the heading "General Development of the Business - History and Development - Year Ended December 31, 2021."

"First Partnership LPs" has the meaning ascribed thereto under the heading "General Development of the Business - History and Development - Year Ended December 31, 2019."

"Forward-looking Statements" has the meaning ascribed thereto under the heading "Forward-Looking Information and Statements."

"Fourth Development Partnership" has the meaning ascribed thereto under the heading "General Development of the Business - History and Development - Year Ended December 31, 2019."

"GHG" has the meaning ascribed thereto under the heading "Industry Conditions - Climate Change Regulation - United States."

"Gold Coast" has the meaning ascribed thereto under the heading "General Development of the Business - History and Development - Recent Developments."

"Goldman Sachs Facility" has the meaning ascribed thereto under the heading "General Development of the Business - History and Development - Year Ended December 31, 2020."

"IFRS" means International Financial Reporting Standards.

"Initial Holder" means Craig Perry.

"Listing Date" means September 13, 2021.

"March 2022 Facility" has the meaning ascribed thereto under the heading "General Development of the Business - History and Development - Recent Developments."

"McDaniel & Associates" means McDaniel & Associates Consultants Ltd.

"MI 52-110" has the meaning ascribed thereto under the heading "Audit Committee Information - Reliance on Certain Exemptions."

"Multiple Voting Shares" means the multiple voting shares in the capital of the Company.

"Multiple Voting Subscription Receipts" means the multiple voting subscription receipts issued pursuant to the Finco Financing, with each such subscription receipt to be automatically exchanged for one Class B Finco Share upon satisfaction of their escrow release conditions.

"NEPA" has the meaning ascribed thereto under the heading "Industry Conditions - Environmental Regulation - United States."

"NI 51-101" means National Instrument 51-101- Standards of Disclosure for Oil and Natural Gas Activities.

"Notes" has the meaning ascribed thereto under the heading "General Development of the Business - History and Development - Year Ended December 31, 2021."

"NP 46-201" means National Policy 46-201 - Escrow for Initial Public Offerings.

"NSPS" has the meaning ascribed thereto under the heading "Industry Conditions - Climate Change Regulation - United States."

"October 2021 Facility" has the meaning ascribed thereto under the heading "General Development of the Business - History and Development - Year Ended December 31, 2021."

"OPEC" has the meaning ascribed thereto under the heading "Risk Factors - Crude Oil and Natural Gas Prices and General Economic Conditions."

"Origination" means HB2 Origination, LLC, a limited liability company existing under the laws of Delaware.

"Preferred Instrument" has the meaning ascribed thereto under the heading "General Development of the Business - History and Development - Year Ended December 31, 2021."

"Principal" has the meaning ascribed to such term under NP 46-201.

"Proportionate Voting Shares" means the proportionate voting shares in the capital of the Company.

"Proposed COB" has the meaning ascribed thereto under the heading "General Development of the Business - History and Development - Year Ended December 31, 2019."

"PSD" has the meaning ascribed thereto under the heading "Industry Conditions - Climate Change Regulation - United States."

"RD1" has the meaning ascribed thereto under the heading "General Development of the Business - History and Development - Recent Developments."

"Recapitalization" has the meaning ascribed thereto under the heading "General Development of the Business - Description of the Business - Reorganizations."

"Reserves Report" means the report titled "Alpine Summit Energy Partners Evaluation of Petroleum Reserves Based on Forecast Prices and Costs (US$)" prepared by McDaniel & Associates Consultants Ltd. dated March 11, 2022, evaluating certain oil and gas reserves as of December 31, 2021.

"Second Development Partnership" has the meaning ascribed thereto under the heading "General Development of the Business - History and Development - Year Ended December 31, 2021."

"Second Partnership LPs" has the meaning ascribed thereto under the heading "General Development of the Business - History and Development - Year Ended December 31, 2021."

"Shareholders" means the holders of the Subordinate Voting Shares.

"Subco" means Red Pine Petroleum Subco Ltd., a wholly-owned subsidiary of the Company incorporated under the BCBCA for the purpose of effecting the Business Combination.

"Subordinate Voting Shares" means the subordinate voting shares in the capital of the Company.

"Subordinate Voting Subscription Receipts" means the subordinate voting subscription receipts issued pursuant to the Finco Financing, with each such subscription receipt to be automatically exchanged for one Class A Finco Share upon satisfaction of their escrow release conditions.

"Subscription Receipts" means collectively the Subordinate Voting Subscription Receipts and the Multiple Voting Subscription Receipts.

"Tailoring Rule" has the meaning ascribed thereto under the heading "Industry Conditions - Climate Change Regulation - United States."

"Tax Act" has the meaning ascribed thereto under the heading "Risk Factors - Certain Tax Risks."

"Tax Receivable Recipients" has the meaning ascribed thereto under the heading "Risk Factors - Certain Tax Risks."

"TCJA" has the meaning ascribed thereto under the heading "Industry Conditions - Pricing, Taxes, Marketing and Transportation - United States."

"Third Development Partnership" has the meaning ascribed thereto under the heading "General Development of the Business - History and Development - Year Ended December 31, 2021."

"Third Partnership LPs" has the meaning ascribed thereto under the heading "General Development of the Business - History and Development - Year Ended December 31, 2021."

"TSXV" means the TSX Venture Exchange.

"UNFCCC" has the meaning ascribed thereto under the heading "Industry Conditions - Climate Change Regulation - United States."

"U.S." means the United States of America.

"USRPHC" has the meaning ascribed thereto under the heading "Risk Factors - Certain Tax Risks."

"WHO" has the meaning ascribed thereto under the heading "Industry Conditions - Global Health Crises and the Effects of Pandemics."

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

Bbl	Barrel	Mcf	thousand cubic feet
Bbls	barrels	MMcf	million cubic feet
Bbls/d	barrels per day	Mcf/d	thousand cubic feet per day
Mbbls	thousand barrels	MMbtu	million British Thermal Units

Other
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale
BOE or Boe	barrel or barrels of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one barrel of oil
Boe/d	barrels of oil equivalent per day
MBoe	thousand barrels of oil equivalent
MMboe	million barrels of oil equivalent
NGL	natural gas liquids
WTI	West Texas Intermediate, the reference price paid in US dollars at Cushing, Oklahoma for the crude oil standard grade
$000s	thousands of dollars

CONVENTIONS

Certain terms used herein are defined in the "Glossary of Terms". Certain other terms used herein but not defined herein are defined in NI 51-101 and CSA 51-324 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101 and CSA 51-324. References herein to "$", "US$" or "dollars" are to United States dollars and references herein to "$Cdn", "C$" or "CDN dollars" are to Canadian dollars. Unless otherwise indicated, all financial information herein has been presented in United States dollars.

CONVERSIONS

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.317
cubic metres	cubic feet	35.315
Bbls	cubic metres	0.159
cubic metres	Bbls	6.289
Feet	metres	0.305
Metres	feet	3.281
Miles	kilometres	1.609
Kilometres	miles	0.621
Acres	hectares	0.405
Hectares	acres	2.471
Gigajoules	MMbtu	0.950
MMbtu	gigajoules	1.0526

BARREL OF OIL EQUIVALENCY

The term "Boe" may be misleading, particularly if used in isolation. A Boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil (6 Mcf: 1 Bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6 Mcf: 1 Bbl, utilizing a conversion ratio at 6 Mcf: 1 Bbl may be misleading as an indication of value.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This Annual Information Form, including documents incorporated by reference herein, contains forward-looking information and statements (collectively, "forward-looking statements""). These forward-looking statements relate to future events or the Company's future performance. All information and statements other than statements of historical fact contained in this Annual Information Form are forward-looking statements. Such forward-looking statements may be identified by looking for words such as "about", "approximately", "may", "believe", "expects", "will", "intends", "should", "plan", "budget", "predict", "potential", "projects", "anticipates", "forecasts", "estimates", "continues" or similar words or the negative thereof or other comparable terminology. In addition, there are forward-looking statements in this Annual Information Form under the headings "Statement of Reserves Data and Other Oil and Natural Gas Information" as to the Company's reserves and future net revenue from the Company's reserves, income taxes and pricing, exchange and inflation rates, the development of the Company's proved undeveloped reserves and probable undeveloped reserves, the amount of future developments costs, plans to fund future development costs through a combination of internally generated cash flow, debt and equity issuances and anticipated funding costs; and as to exploration and development plans and opportunities, anticipated land expiries, hedging and marketing policies, abandonment and reclamation obligations, tax horizon and future production; "Oil and Natural Gas Wells - Significant Factors or Uncertainties Relevant to Properties With No Attributed Reserves" as to the expected requirement to make substantial capital expenditures in order to prove, exploit, develop and produce oil and natural gas from the Company's properties and the potential availability of debt and equity financing to meet these requirements; and "Dividend Policy" as to the Company's dividend policy and the future payment of dividends.

In addition to the forward-looking statements identified above, this Annual Information Form contains forward- looking statements pertaining to the following:

• well completions and the timing thereof;

• the performance characteristics of the Company's oil and natural gas properties;

• expectation of future production rates, volumes and product mixes;

• projections of market prices and costs, and exchange and inflation rates;

• supply and demand for oil, natural gas and natural gas liquids;

• expectations regarding the Company's ability to raise capital and to continually add to reserves through acquisitions, development and optimization;

• the estimated levels of certainty in respect of the Company's reserves;

• the anticipated timeframe for completing undeveloped projects;

• the lack of any anticipated significant economic factors or significant uncertainties affecting any particular component of the Company's reserves data;

• treatment under governmental regulatory regimes and tax laws;

• productive capacity of wells, anticipated or expected production rates and anticipated dates of commencement of production and timing of results therefrom;

• fluctuations in depletion, depreciation and accretion rates;

• expectations regarding the costs and timing to drill and complete oil and natural gas wells;

• expectations regarding the costs to produce, process and transport the Company's oil and natural gas to markets;

• income tax payable;

• the Company's dividend policy;

• expected obligations related to increased or additional environmental standards and policies;

• expectations of operating costs, costs to abandon and reclaim well sites and related production and transportation infrastructure;

• plans to expand recovery from certain of the Company's properties;

• the belief that the Company will not be affected by any new rules implemented by FERC (as defined herein) in a manner materially different than any other similarly situated natural gas producer;

• the belief that the pipelines in which the Company has an interest will meet the "primary function test" under FERC regulations; and

• the anticipated expenditures of the Company in respect of its efforts to comply with all environmental regulations and requirements.

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be developed and profitably produced in the future.

Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed below and elsewhere in this Annual Information Form. Although the Company believes that the expectations represented in such forward- looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include the following:

• crude oil and natural gas prices and general economic conditions;

• the speculative nature of the business;

• property development;

• commodity price fluctuations;

• adverse well or reservoir performance;

• field operations;

• industry capacity constraints;

• capital programs;

• global health crises and the effects of the pandemic;

• the Company's ability to access debt and equity;

• the markets for future production of crude oil and natural gas;

• development and production risks;

• changing costs of production;

• financial and liquidity risks;

• changes in government regulations, royalties and policies;

• risks related to the Company being a holding company;

• risks related the Company's ability to comply with health and safety laws and regulations;

• the limitations of insurance;

• project risks;

• infrastructure, availability of drilling equipment and access restrictions;

• reliance on business relationships;

• the Company meeting its capital and liquidity requirements;

• changes to the Company's dividend program;

• tax risks;

• risks relating to the Company's organizational structure;

• competition within the industry;

• rising cost of new technologies;

• environmental risks

• the inaccuracy of reserve estimates;

• the Company's ability to replace its reserves;

• risks related climate change;

• the Company's failure to realize anticipated benefits of acquisitions and dispositions;

• the Company's ability to find, develop and acquire petroleum and natural gas reserves on an economic basis;

• the Company's operational dependence on third parties;

• the Company's reliance on management and key personnel;

• growth related risks;

• the Company's ability to maintain certain permits and licenses;

• the expiration or termination of leases;

• the requirement for additional funding;

• variations in foreign exchange and interest rates;

• the potential issuance of debt;

• the ineffectiveness of hedging;

• cyber security risks;

• the Company's involvement in litigation;

• the potential deterioration of community relationships;

• the breach of confidentiality agreements by third parties;

• conflicts of interest arising for certain directors and officers of the Company;

• the dilution of the Company's securities;

• third party credit risk;

• alternatives to and changing demand for petroleum products;

• reputational risk associated with the Company's operations;

• changing investor sentiment;

• the occurrence of extraordinary circumstances;

• the loss of foreign private issuer status under U.S. Securities Laws; and

• the other factors discussed under "Risk Factors".

With respect to forward-looking statements contained in this Annual Information Form, the Company has made assumptions regarding, among other things: the timing of obtaining regulatory approvals; commodity prices and royalty and production tax regimes; availability of skilled labour; timing and amount of capital expenditures; future currency exchange rates; the realized price of it's oil and natural gas production; the impact of increasing competition; conditions in general economic and financial markets; access to capital; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates; and future operating costs.

The Company has included the above summary of assumptions and risks related to forward-looking statements provided in this Annual Information Form in order to provide investors with a more complete perspective on its current and future operations and such information may not be appropriate for other purposes.

Potential investors are further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available and as the economic environment changes. The information contained in this Annual Information Form identifies additional factors that could affect the Company's operating results and performance. Prospective investors are urged to carefully consider those factors. See "Risk Factors".

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Annual Information Form are made as of the date of this Annual Information Form and the Company undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

NON-IFRS MEASURES

Within this Annual Information Form, references may be made to terms which are not recognized under Generally Accepted Accounting Principles ("GAAP"). Specifically, "field operating netbacks", "field operating netbacks including hedging", "adjusted EBITDA", and measurements "per commodity unit" and "per Boe" do not have any standardized meaning as prescribed by GAAP and are regarded as non-GAAP measures. These non-GAAP measures may not be comparable to the calculation of similar amounts for other entities and readers are cautioned that use of such measures to compare enterprises may not be valid. Non-GAAP terms are used to benchmark operations against prior periods and peer group companies and are widely used by investors, lenders, analysts and other parties.

Per BOE Presentation

Natural gas is converted to a barrel of oil equivalent ("Boe") using six thousand cubic feet ("Mcf") of natural gas equal to one barrel of crude oil unless otherwise stated. Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of six Mcf to one barrel ("Bbl") is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All Boe measurements and conversions in this report are derived by converting natural gas to crude oil in the ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

Field Operating Netbacks

Field operating netbacks and field operating netbacks including hedging are common non-GAAP measurements applied in the crude oil and natural gas industry and are used by management to assess operational performance of assets. Field operating netbacks are calculated by deducting royalties, production and transportation expenses from revenue from product sales and are presented on a per-Boe basis.

ALPINE SUMMIT ENERGY PARTNERS, INC.

Name, Address and Incorporation

The Company was incorporated on July 30, 2008 under the Business Corporations Act (British Columbia) on July 30, 2008 under the name "Red Pine Petroleum Ltd."

On April 8, 2021, the Company entered into the Business Combination Agreement pursuant to which Red Pine Petroleum Ltd. agreed to complete the Business Combination with Origination and change its name to "Alpine Summit Energy Partners, Inc." upon completion of the transaction.

The Company's head office is located at 3322 West End Ave., Suite 450, Nashville, Tennessee 37203. The registered office of the Company is located at Suite 2200, HSBC Building, 885 West Georgia St., Vancouver, British Columbia, V6C 3E8.

As of the date hereof, the Company is a reporting issuer in Alberta and British Columbia. The Subordinate Voting Shares are listed on the TSX-V under the trading symbol "ALPSU" and are also traded on the OTCQX under the trading symbol "ASEPF."

Intercorporate Relationships

The following diagram illustrates the inter-corporate relationships among the Company and its subsidiaries as of December 31, 2021:

GENERAL DEVELOPMENT OF THE BUSINESS

History and Development

Year Ended December 31, 2019

On April 12, 2019, Paul Chung and Ming Sheng resigned as directors and, respectively, Chief Executive Officer and President, and Chief Financial Officer and Secretary of the Company. The Company appointed Michael Lerner as Chief Executive Officer and director, and Matthew Fish as Chief Financial Officer and director.

On May 30, 2019, Richard Paolone was elected as a director of the Company.

On May 30, 2019 the Company relinquished to Gold Coast Energy Corp. ("Gold Coast"), pursuant to a farm-in agreement dated March 23, 2016 between the Company and Gold Coast, all of the Company's rights, title and interest in and to the oil and gas well interests obtained previously from Gold Coast pursuant to the Company's qualifying transaction.

On July 4, 2019, the Company announced the cancellation of its previously announced change of business, whereby previous management intended to pursue the business of developing mobile storefronts for businesses selling goods and/ or services through WeChat (the "Proposed COB"). The Proposed COB was conditional on the approval of a share consolidation at a 10 to 1 ratio, a private placement of up to $2,000,000.00 and TSX-V regulatory approval, none of which were completed.

On July 10, 2019, the Company announced that on July 22, 2019 the Company's securities would be voluntarily de-listed from the TSX-V.

Year Ended December 31, 2020

On January 15, 2020, the Company completed a non-brokered private placement of units for gross proceeds of $200,000.00, with each unit being comprised of one common share in the capital of the Company and one common share purchase warrant (each, a "2020 Warrant"). Each 2020 Warrant will entitle the holder to purchase one Common Share for a period of 60 months at a price of $0.005 per Common Share. In addition, the Company entered into debt conversion agreement with certain creditors to the Company. Pursuant to the Debt Conversion Agreements, the Company settled $815,412 of debt by issuing 163,082,400 Common Shares at a deemed price of $0.005 per Common Share.

On October 13, 2020, Richard Paolone replaced Michael Lerner as Chief Executive Officer of the Company.

On December 22, 2020, AIP Borrower, LP ("AIP Borrower"), an indirect wholly-owned subsidiary of the Company, entered into a credit agreement (the "Goldman Sachs Facility") with Goldman Sachs Lending Partners LLC in an aggregate principal amount of US$43.3 million. The Goldman Sachs Facility is senior secured in priority and holds a first lien on the working interest of nine recently drilled horizontal wells. It matures in December of 2031 and accrues interest at LIBOR + 600bps with a 1% Libor floor. The Goldman Sachs Facility includes customary negative covenants, including, but not limited to, limitations on liens, indebtedness and making certain payments. The obligations of AIP Borrower are guaranteed by AIP Intermediate, LLC, a wholly owned indirect subsidiary of the Company. Furthermore, under the terms of the Goldman Sachs Facility, the Company will have the opportunity to develop additional locations and then "drop" these locations down into AIP Borrower in exchange for incremental extensions of credit. The Goldman Sachs Facility can be scaled to as much as US$750 million.

Year Ended December 31, 2021

Shareholder Takeout

On March 5, 2021, the Company implemented an equity buy-back structure, under which a controlling unitholder exchanged 100% of their holdings (being 3,992,629 membership units of Origination, which represented approximately 23.4% of Origination's membership units at the time) along with a US$1,000,000 promissory note for asset-backed preferred instruments (each, a "Preferred Instrument") issued by AIP Holdco, LP (with a total of 23,500,000 Preferred Instruments issued). As of December 31, 2021 there were 18,687,351 Preferred Instruments outstanding, and as of the date of this Annual Information Form, 14,606,513 Preferred Instruments remain outstanding.

The remaining Preferred Instruments must be redeemed, at a price of US$1.00 per Preferred Instrument, by no later than March 5, 2024. However, the Company has the right at any time to cause AIP Holdco, LP to redeem the Preferred Instruments, in whole or in part, at escalating prices over time, ranging from US$1.00 to US$1.35 per Preferred Instrument. While they are outstanding, the Preferred Instruments earn a fixed rate of return of 12% per annum, which increases to 17% following the occurrence of any event of default. The fixed rate of return can either be paid on a current basis or accrued. Accordingly, the Preferred Instruments can be paid down either at the maturity date of March 4, 2024 or prior to that date, in appropriate circumstances (i.e. there is sufficient cash flow from operations to support redemptions prior to the maturity date, which is the current expectation).

The Preferred Instruments are not convertible into shares of Alpine Summit (being the resulting issuer after completion of the Business Combination) and have no governance rights. The Preferred Instruments are not secured obligations, and a default will only result in increased fixed rate of return. Following closing of the Business Combination, all determinations in respect of the Preferred Instruments, including in respect of redemption and whether the return will be paid or accrued, will be made by the Board of Directors.

Development Partnerships

The Company, through its wholly owned subsidiary Origination, sponsors and manages development programs to participate in its drilling initiatives and accelerate its growth. Most of Origination's drilling programs are limited partnerships structured to minimize drilling risks on repeatable prospects and optimize tax advantages for private investors. At the commencement of operations, Origination assigns drilling rights for specified wells to an operating partnership.

During the first quarter of 2021, Origination formed a development partnership (the "First Development Partnership") with 13 limited partners (the "First Partnership LPs") and certain wholly-owned subsidiaries of Origination as limited partners and the general partner, which is US$21.8 million in total size. The First Development Partnership funded the drilling and completion of five wells, with the First Partnership LPs funding 60% and Origination funding 40%. The First Partnership LPs can choose to receive development partnership units ("DP Units") that distribute profits either based on a Flat payout option or an IRR based payout option.  Flat Payout Units will participate in 75% of the income of the First Development Partnership (along with IRR based Payout Units) until that income equals their invested capital and thereafter will participate in 20% of the income of the First Development Partnership (along with IRR based Payout Units). IRR Based Payout Units will participate in 75% of the income of the First Development Partnership (along with Flat Payout Units) until that income equals their invested capital plus a 15% annualized return on invested capital or 120% of their initial investment, whichever is greater and thereafter will participate in 6% of the income of the First Development Partnership, along with Flat Payout Units, which will participate in 20% of the income of the First Development Partnership.  The First Partnership LPs will also have a put right to effectively sell their remaining interest for Subordinate Voting Shares or Multiple Voting Shares or cash, subject to the consent of Origination and certain other restrictions, for an amount calculated at the net future present values on oil and gas reserve estimates.

.

During the second quarter of 2021, Origination formed a second development partnership (the "Second Development Partnership") with 25 limited partners (the "Second Partnership LPs") and certain wholly-owned subsidiaries of Origination as limited partners and the general partner, which is US$35.2 million in total size. The Second Development Partnership is currently funding the drilling and completion of five wells, with the Second Partnership LPs funding 60% and Origination funding 40%. The Second Partnership LPs can choose to receive development partnership units ("DP Units") that distribute profits either based on a Flat payout option or an IRR based payout option.  Flat Payout Units will participate in 75% of the income of the Second Development Partnership (along with IRR based Payout Units) until that income equals their invested capital and thereafter will participate in 20% of the income of the Second Development Partnership (along with IRR based Payout Units). IRR Based Payout Units will participate in 75% of the income of the Second Development Partnership (along with Flat Payout Units) until that income equals their invested capital plus a 15% annualized return on invested capital or 120% of their initial investment, whichever is greater and thereafter will participate in 6% of the income of the Second Development Partnership, along with Flat Payout Units, which will participate in 20% of the income of the Second Development Partnership.  The Second Partnership LPs will also have a put right to effectively sell their remaining interest for Subordinate Voting Shares or Multiple Voting Shares or cash, subject to the consent of Origination and certain other restrictions, for an amount calculated at the net future present values on oil and gas reserve estimates.

During the fourth quarter of 2021, Origination formed a third development partnership (the "Third Development Partnership") with 23 limited partners (the "Third Partnership LPs") and certain wholly-owned subsidiaries of Origination as limited partners and the general partner, which is US$34.7 million in total size. The Third Development Partnership is currently funding the drilling and completion of five wells, with the Third Partnership LPs funding 60% and Origination funding 40%. The Third Partnership LPs can choose to receive development partnership units ("DP Units") that distribute profits either based on a Flat payout option or an IRR based payout option.  Flat Payout Units will participate in 75% of the income of the Third Development Partnership (along with IRR based Payout Units) until that income equals their invested capital and thereafter will participate in 20% of the income of the Third Development Partnership (along with IRR based Payout Units). IRR Based Payout Units will participate in 75% of the income of the Third Development Partnership (along with Flat Payout Units) until that income equals their invested capital plus a 15% annualized return on invested capital or 120% of their initial investment, whichever is greater and thereafter will participate in 6% of the income of the Third Development Partnership, along with Flat Payout Units, which will participate in 20% of the income of the Third Development Partnership.  The Third Partnership LPs will also have a put right to effectively sell their remaining interest for Subordinate Voting Shares or Multiple Voting Shares or cash, subject to the consent of Origination and certain other restrictions, for an amount calculated at the net future present values on oil and gas reserve estimates.

Convertible Promissory Notes

During the year ended December 31, 2021, Origination issued $1,075,000 in promissory notes for cash of which $75,000 were to an officer of the Company.

During the year ended December 31, 2021, Origination issued 353,870 Origination Member Units in exchange for $3,475,000 in promissory notes (2020 - Nil) of which $600,000 were held by an officer of the Company.  In addition, Origination exchanged $1,000,000 of promissory notes in connection with the asset backed preferred instrument (see Shareholder Takeout section).

During the year ended December 31, 2021, Origination repaid $1,605,000 of promissory notes with cash and also offset $270,000 of promissory notes with agreed upon overhead expenses paid by the Company that was outstanding at December 31, 2020, which has been shown as a reduction of general and administrative expenses.

In June 2021, Origination issued a series of unsecured, non-interest bearing convertible promissory notes to individuals in aggregate principal amount of $2.3 million with a maturity date of sixty days from the date of issuance.  Per the terms of these convertible promissory notes, they were convertible into units of Origination at a conversion rate of $9.82/unit at the option of the noteholder or Origination.  On July 2, 2021, Origination exercised its option to convert all the existing convertible notes into 234,216 Origination Member Units effective as of July 7, 2021.

Other Developments

On August 18, 2021, Finco completed a brokered private placement of an aggregate of 161,976 Subordinate Voting Subscription Receipts at a subscription price of C$4.01 per Subordinate Voting Subscription Receipt and 17,057 Multiple Voting Subscription Receipts at a subscription price of $401.29 per Multiple Voting Subscription Receipt for aggregate gross proceeds of approximately $7.5 million. After deducting the agent's fees and expenses incurred in connection with the offering, the net proceeds of the Finco Financing was approximately C$7.2 million. The Company intends to use the net proceeds of the Finco Financing principally to fund the general working capital of the Company.

On October 28, 2021, the Company announced that its operating subsidiary, Origination, entered into a new corporate credit facility (the "October 2021 Facility") with a total size of up to US$12.5 million with a one year maturity. The October 2021 Facility was secured by working interests in a subset of the Company's producing assets and charged interest of prime +2.25%.

On December 14, 2021, in accordance with its current monthly dividend policy, the Company declared a dividend of $0.03 per Subordinate Voting Share for the month of January 2022. Simultaneously with declaring the dividend on the Subordinate Voting Shares, the Company also declared a dividend on the Multiple Voting Shares equal to $3.00 per share and a dividend on the Proportionate Voting Shares equal to $0.03 per share. The dividend was payable on January 31, 2022, to the shareholders of record at the close of business on January 17, 2022. See "Dividend Policy".

Recent Developments

On January 4, 2022, the Company announced that, effective December 31, 2021, the Subordinate Voting Shares have commenced trading on the OTCQB under the symbol "ASEPF."

On January 10, 2022, the Company announced the successful repayment and reversion of the Second Development Partnership, along with the concurrent closing of its fourth development partnership (the "Fourth Development Partnership"). The Second Development Partnership funded the drilling and completion of five wells in the Giddings Field near Austin, TX and comprised a total capital program of approximately US$35.2 million, with 60% funded by external partners. As part of the completion of the Second Development Partnership, the Company has retired liabilities of approximately US$23.5 million. The Fourth Development Partnership has an expanded capital program of approximately US$42.0 million, with approximately US$25.2 million of external development capital, and is expected to continue to develop assets within the Company's existing operational footprint.

On January 20, 2022, the Company announced its operational expansion in the Permian, in Central Reeves County in the Delaware Basin. The Company plans to begin drilling three wells through a land partnership with Tegridy Oil & Gas, LLC. The Company ultimately intends to maintain ongoing drilling operations in the Permian alongside its current activity in the Giddings area and South Texas.

On March 10, 2022, the Company announced the closing of a new development partnership by Origination, Alpine Red Dawn 1 ("RD1"), which is expected to fund the addition of a third rig to supplement the Company's existing two rig program. RD1 has a capital plan of approximately US$50.4 million, with approximately US$30.3 million of external development capital, and is expected to continue to develop assets within the Company's existing operational footprint.

On March 14, 2022, the Company announced the closing of a new corporate credit facility (the "March 2022 Facility") by its operating subsidiary, Origination. The March 2022 Facility, led by Bank7 Corp. ("Bank7"), replaced the October 2021 Facility. The March 2022 Facility has a total size of US$30 million. The March 2022 Facility is secured by working interests in a subset of the Company's producing assets and charges interest at the greater of 5.00% and Prime +1.75%. The March 2022 Facility, which has a one year maturity, is expected to provide the Company with additional working capital flexibility.

Significant Acquisitions

Except for the Business Combination, the Company did not complete any individually significant acquisitions during the year ended December 31, 2021.

DESCRIPTION OF THE BUSINESS

General

Alpine Summit is a U.S. energy developer and financial company focused on maximizing growth and return on equity. The Company has adopted an inverted business model relative to industry convention, with a "capital velocity" strategy focused on drilling rather than land inventory. Alpine Summit focuses its drilling activity in the Austin Chalk and Eagle Ford formations in the Giddings Field, and more recently, has added acreage in the Hawkville Field, both premier acreage locations in Texas which have produced substantial amounts of oil and gas for decades. The Austin Chalk directly overlies the oil sourcing Eagle Ford formation; oil migrates into the chalk through microfractures and fills the tectonic fractures and the porous matrix. Alpine Summit has become one of the most experienced energy operators in the Giddings Field area, and is complemented by a seasoned leadership team and a proven operating team. The Company plans to focus on developing its existing and adjacent footprint over the next several years while also evaluating additional development projects that fit its investment criteria. The Company's capital allocation strategy is designed to optimize return on capital and cash flow available for distribution to shareholders.

Specialized Skill and Knowledge

The Company relies on the specialized skill and knowledge of its management and staff to compile, interpret and evaluate technical data, drill and complete wells, design and operate production facilities and numerous additional activities required to explore for and produce oil and natural gas. From time to time, the Company employs consultants and other service providers to provide complementary experience and expertise to carry out its oil and natural gas operation effectively. It is the belief of management of the Company that its officers and employees, who have significant technical, operational and financial experience in the oil and gas industry, hold the necessary skill sets to successfully execute the Company's business strategy in order to achieve its corporate objectives.

Competition

The oil and natural gas industry is competitive in all its phases. The Company competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marking of oil and natural gas. The Company's competitors include resource companies which have greater financing resources, staff and facilities than those of the Company. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. The Company believes that its competitive position is equivalent to that of other oil and gas issuer of similar size and at a similar stage of development.

Cyclical and Seasonal Impact of Industry

The Company's operational results and financial condition are dependent on the prices received for its oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years. Commodity prices are determined by supply and demand, geopolitical factors, weather and general economic conditions, as well as conditions in other oil and natural gas regions. Declines in oil and natural gas prices could have an adverse effect on the Company's financial condition. In addition, the development of oil and natural gas reserves is dependent on access to areas where drilling and other oilfield operations are to be undertaken.

Environmental Protection

The oil and natural gas industry is subject to extensive controls and regulations governing its operations imposed by legislation enacted by various levels of government, all of which should be carefully considered by investors in the oil and natural gas industry. Since these requirements apply to all operators in the oil and natural gas industry, it is not anticipated that the Company's competitive position within the industry will be adversely affected in a manner materially different than that of other oil and natural gas companies of similar size. All legislation is a matter of public record and the Company is unable to predict what additional legislation or amendments may be enacted.

Compliance with state and federal environmental legislation can require significant expenditures or operational restrictions. Breach of such requirements may result in the suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties, all of which have the potential to negatively impact the Company's earnings and corporate growth. The Company maintains an active list of its expected future expenditures to reclaim its properties to acceptable regulatory standards. This list is reviewed on an ongoing basis and the present value of these costs is recorded as a liability on the Company's financial statements. The expected future obligation is not outside the norm for a company of its size and operations. The Company has internal procedures designed to ensure that the environmental aspects of new developments are taken into account prior to proceeding with them.

Employees

As of December 31, 2021, the Company had 21 full-time employees.

Foreign Operations

The Company conducts its business in the United States and, as such, its business is dependent upon foreign operations in the United States and associated risks. See "Risk Factors".

Reorganizations

The following is a summary of the Business Combination. This summary is qualified in its entirety by the terms of the Business Combination Agreement which is available under the Company's profile on SEDAR at www.sedar.com.

On April 8, 2021, the Company, Origination, Finco, Subco and Blocker entered into the Business Combination Agreement pursuant to which the parties agreed to complete a series of transactions to effect a business combination between the Company (through its predecessor Red Pine Petroleum Ltd.) and Origination and that resulted in a reverse take-over of the Company by the members of Origination.

The principal steps of the Business Combination were as follows:

(1) Finco issued Subscription Receipts for gross proceeds of approximately CDN$7,5000,000;

(2) immediately prior to the closing of the Business Combination:

(a) the Company amended its articles to (i) reclassify its common shares as Subordinate Voting Shares, (ii) create a new class of Multiple Voting Shares and a new class of Proportionate Voting Shares, and (iii) change its name from "Red Pine Petroleum Ltd." to "Alpine Summit Energy Partners, Inc." and, immediately thereafter, effected the Consolidation;

(b) each outstanding membership unit of Origination was converted into three membership units of Origination (the "Recapitalization");

(c) the Subscription Receipts were converted into Finco Shares, with each holder of a Subordinate Voting Subscription Receipt receiving one Class A Finco Share in exchange therefor and each holder of a Multiple Voting Subscription Receipt receiving one Class B Finco Share in exchange therefor; and

(3) on closing of the Business Combination:

(a) the Company, Finco and Subco completed a three-cornered amalgamation under the BCBCA pursuant to which all Finco shareholders (including former holders of the Subscription Receipts) exchanged their Class A Finco Shares for Subordinate Voting Shares or their Class B Finco Shares for Multiple Voting Shares, as applicable, in each case on a one-for-one basis, and Finco and Subco amalgamated, with the resulting entity ("Amalco") to continue as a wholly-owned subsidiary of the Company;

(b) Amalco was wound up into the Company and the assets of Amalco (which consisted of the funds invested by the holders of the Subscription Receipts, net of expenses) were transferred to the Company by operation of law;

(c) certain U.S. holders of membership units in Origination (other than Blocker) contributed their membership units in Origination to the Company in exchange for Multiple Voting Shares on a one-hundred membership units (post-recapitalization) for one Multiple Voting Shares basis;

(d) certain of the non-U.S. holders of membership units in Origination contributed their membership units in Origination to the Company in exchange for Subordinate Voting Shares on a one membership unit (post-Recapitalization) for one Subordinate Voting Share basis subject to adjustment for any applicable withholding taxes;

(e) each holder of Blocker Shares contributed their Blocker Shares to the Company in exchange for Subordinate Voting Shares on a one Blocker Share for three Subordinate Voting Shares basis;

(f) the Initial Holder subscribed for Proportionate Voting Shares carrying voting rights that, in the aggregate, represented approximately 32% of the voting rights of the Company upon completion of the Business Combination on a fully diluted basis for a purchase price equivalent to their fair market value;

(g) the Company used certain proceeds of the Finco Financing and the membership units of Origination received by it to subscribe for Blocker Shares, following which the proceeds of Finco Financing received by Blocker were contributed to Origination in exchange for membership units of Origination; and

(h) membership units of Origination held by Blocker were re-designated as Class A Voting Units of Origination and membership units of Origination held by other remaining members of Origination will be re-designated as Class B Non-Voting Units of Origination.

The reclassification of the common shares of the Company into Subordinate Voting Shares and the creation of the Multiple Voting Shares in connection with the Business Combination was for the purpose of allowing the Company to maintain its status as a "foreign private issuer" as defined in Rule 405 under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and Rule 3b-4(c) under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act").

STATEMENT OF RESERVES DATA AND OTHER OIL AND NATURAL GAS INFORMATION

The statement of reserves data and other oil and natural gas information set forth below is dated December 31, 2021 and the preparation date is March 11, 2022. The statement is effective as of December 31, 2021. The Report on Reserves Data By Independent Qualified Reserves Evaluators in Form 51-101F2 and the Report Of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are attached as Appendices B and C, respectively to this Annual Information Form.  Unless otherwise indicated, all financial information herein has been presented in United States dollars.

Disclosure of Reserves Data

The reserves data set forth below is based upon the evaluation by McDaniel & Associates with an effective date of December 31, 2021, as contained in the Reserves Report. The reserves data summarizes the Company's crude oil, natural gas liquids and natural gas reserves and the net present values of future net revenue for these reserves using forecast prices and costs, not including the impact of any price risk management activities. The Reserves Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101 and CSA 51-324. The Company engaged McDaniel & Associates to provide an evaluation of the Company's proved and proved plus probable reserves in the United States. No attempt was made to evaluate possible reserves. The standards set forth in NI 51-101 and CSA 51-324 are different from the practices used to report production and to estimate reserves in reports and other materials filed with the United States Securities and Exchange Commission (the "SEC") by United States companies.

The Company determined the future net revenue and present value of future net revenue after income taxes by using McDaniel & Associates' before income tax future net revenue and its estimate of income tax. The Company's estimates of the after income tax value of future net revenue have been prepared based on before income tax reserves information and include assumptions and estimates of its tax pools and the sequences of claims and rates of claim thereon. The values shown may not be representative of future income tax obligations, applicable tax horizon or after tax valuation. The after tax net present value of the Company's oil and natural gas properties reflects the tax burden of its properties on a stand‐alone basis. It does not provide an estimate of the Company's value as a business entity which may be significantly different. The Company's audited consolidated financial statements for the period ended December 31, 2021, should be consulted for additional information regarding its taxes.

Forecasts of revenue, estimated using forecast prices and costs, arising from the anticipated development and production of resources, are presented net of the associated royalties, operating costs, development costs and abandonment and reclamation costs. The estimated future net revenue contained in the following tables does not necessarily represent the fair market value of the Company's reserves. There is no assurance that the forecast price and cost assumptions contained in the Reserves Report will be attained and variations could be material. Other assumptions and qualifications relating to costs and other matters are summarized in the notes to or following the tables below. Readers should review the definitions and information contained in "Definitions and Notes to Reserves Data Tables" found below in conjunction with the following tables and notes. The recovery and reserve estimates on the Company's properties described herein are estimates only. The actual reserves on the Company's properties may be greater or less than those calculated. See "Risk Factors".

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND NATURAL GAS RESERVES AS OF DECEMBER 31, 2021 FORECAST PRICES AND COSTS

	RESERVES
	TIGHT OIL		SHALE GAS		NATURAL GAS LIQUIDS[1]
RESERVES CATEGORY	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
PROVED:
Developed Producing	2,861.1	2,086.3	10,011.3	7,297.5	1,400.4	1,019.6
Developed Non-Producing	32.0	24.0	80.5	60.4	9.8	7.4
Undeveloped	2,223.5	1,587.2	33,622.7	24,977.6	1,935.0	1,416.0
TOTAL PROVED	5,116.6	3,697.6	43,714.5	32,335.5	3,345.2	2,443.0
PROBABLE	3,508.1	2,552.4	198,766.8	148,857.9	1,909.0	1,401.9
TOTAL PROVED PLUS PROBABLE	8,624.7	6,250.0	242,481.3	181,193.4	5,254.2	3,844.9

Note:

(1) Natural Gas Liquids include condensate volumes.

NET PRESENT VALUE OF FUTURE NET REVENUE FORECAST PRICES AND COSTS

	BEFORE INCOME TAXES DISCOUNTED AT (%/year)
RESERVES CATEGORY	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)	Unit Value Before Income Tax Discounted at 10% per Year $/Boe (1)
PROVED:
Developed Producing	130,350.0	112,787.5	101, 244.4	93,021.4	86,805.3	23.42
Developed Non-Producing	836.9	791.1	745.3	701.8	661.3	17.97
Undeveloped	81,763.6	55,844.1	39,571.3	28,415.5	20,250.1	5.52
TOTAL PROVED	212,950.5	169,422.6	141,560.9	122,138.7	107,716.7	12.28
PROBABLE	300,406.4	199,272.7	140,163.1	102,104.1	75,795.8	4.87
TOTAL PROVED PLUS PROBABLE	513,357.0	368,695.4	281,724.1	224,242.7	183,512.5	6.99

Note:

(1) Unit values are based on net reserve volumes.

AFTER INCOME TAXES DISCOUNTED AT (%/year)
RESERVES CATEGORY	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
PROVED:
Developed Producing	101,916.0	88,287.2	79,334.8	72,966.8	68,161.1
Developed Non-Producing	654.5	618.1	581.5	546.7	514.4
Undeveloped	63,855.5	43,491.1	30,621.4	21,752.2	15,229.0
TOTAL PROVED	166,426.0	132,396.5	110,537.6	95,265.8	83,904.4
PROBABLE	234,757.0	155,329.5	108,716.0	78,606.9	57,735.2
TOTAL PROVED PLUS PROBABLE	401,183.0	287,726.0	219,253.6	173,872.7	141,639.6

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF DECEMBER 31, 2021 FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE(1) (M$)	ROYALTIES(2) (M$)	OPERATING COSTS (M$)	DEVELOP- MENT COSTS (M$)	ABANDON- MENT AND RECLA- MATION COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Total Proved	610,071	195,996	113,547	85,606	1,972	212,951	46,525	166,426

Total Proved plus Probable	1,631,038	499,614	289,771	324,295	4,000	513,357	112,174	401,183

Notes:

(1) Total revenue includes all product revenues and other revenues as forecast.

(2) Royalties include any net profits interest paid..

FUTURE NET REVENUE BY PRODUCT TYPE AS OF DECEMBER 31, 2021 FORECAST PRICES AND COSTS
RESERVES CATEGORY	PRODUCT TYPE	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)	UNIT VALUE (1) ($/boe)
Proved	Tight Oil (including solution gas and by-products)	134,806	36.46
	Shale Gas (including by-products)	6,755	0.32
	Total	141,561
Proved plus Probable	Tight Oil (including solution gas and by-products)	227,953	36.47
	Shale Gas (including by-products)	53,771	0.33
	Total	281,724

Note:

(1) Unit values are calculated using the 10% discount rate divided by the major product type net reserves for each group.

Definitions and Notes to Reserves Data Tables

In the tables set forth above in "Reserves Data (Forecast Prices and Costs)" and elsewhere in this Annual Information Form the following definitions and other notes are applicable:

1. "Gross" means:

(a) in relation to interests in production and reserves, the Company's working interest (operating and non- operating) share before deduction of royalties and without including any of the Company's royalty interests;

(b) in relation to wells, the total number of wells in which the Company has an interest; and

(c) in relation to properties, the total area of properties in which the Company has an interest.

2. "Net" means:

in relation to interests in production and reserves, the Company's working interest (operating and non- operating) share after deduction of royalty obligations, plus the Company's royalty interest in production or reserves;

(a) in relation to wells, the number of wells obtained by aggregating working interest in each of the Company's gross wells; and

(b) in relation to interest in a property, the total area in which the Company has an interest multiplied by the Company's working interest.

3. Definitions used for reserve categories are as follows:

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

(a) analysis of drilling, geological, geophysical and engineering data;

(b) the use of established technology; and

(c) specified economic conditions (see the discussion of "Economic assumptions" below).

Reserves are classified according to the degree of certainty associated with the estimates.

(a) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

4. "Economic assumptions" are the forecast prices and costs used in the estimate.

Development and Production Status

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a) Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) (Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable) to which they are assigned.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

5. "Exploratory well" means a well that is not a development well, a service well or a stratigraphic test well.

6. "Development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and natural gas from the Company's reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building and relocating public roads, natural gas lines and power lines, to the extent necessary in developing the reserves;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

7. "Development well" means a well drilled inside the established limits of an oil and natural gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

8. "Exploration costs" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and natural gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

9. "Service well" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: natural gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

10. "Forecast prices and costs"

These are future prices and costs that are:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

11. "Natural Gas Liquids" means those hydrocarbon components that can be recovered from natural gas as a liquid including, but not limited to, ethane, propane, butanes, pentanes plus, and condensates.

12. "Shale gas" means natural gas:

(a) contained in dense organic-rich rocks, including low-permeability shales, siltstones and carbonates, in which the natural gas is primarily adsorbed on the kerogen or clay minerals; and

(b) that usually requires the use of hydraulic fracturing to achieve economic production rates.

13. "Tight oil" means crude oil:

(a) contained in dense organic-rich rocks, including low-permeability shales, siltstones and carbonates, in which the crude oil is primarily contained in microscopic pore spaces that are poorly connected to one another; and

(b) that typically requires the use of hydraulic fracturing to achieve economic production rates.

14. Numbers may not add due to rounding.

15. The estimates of future net revenue presented in the tables above do not represent fair market value.

We do not have any synthetic oil or other products from non-conventional oil and natural gas activities.

Pricing Assumptions

The forecast cost and price assumptions in this statement assume primarily increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing and inflation rates utilized in the Reserves Report were as follows:

SUMMARY OF PRICING AND RATE ASSUMPTIONS
FORECAST PRICES AND COSTS

Reserves Reconciliation

Additional Information Relating to Reserves Data

First Attributed Undeveloped Reserves

The following table discloses, for each product type, the volumes of gross proved undeveloped reserves that were attributed in each of the most recent three financial years.

	Year End	Tight Oil (Mbbls)		Shale Gas (MMcf)		Natural Gas Liquids (Mbbls)
Company Gross Reserves		First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End
Proved Undeveloped	2019*	2,940	2,940	6,428	6,428	-	-
	2020	2,100	2,303	3,426	3,830	654	736
	2021	1,807	2,223	32,831	33,623	1,813	1,935

Probable Undeveloped	2019*	1,808	1,808	4,518	4,518	-	-
	2020	2,041	2,110	2,858	2,998	514	541
	2021	1,761	1,937	192,730	193,081	1,072	1,124

Proved + Probable Undeveloped	2019*	4,748	4,748	10,947	10,947	-	-
	2020	4,141	4,413	6,284	6,828	1,169	1,277
	2021	3,569	4,161	225,561	226,704	2,886	3,059
*2019YE report was prepared by Prator Bett based on SEC regulations and pricing

The Company used locations adjacent to existing production for evaluating proved reserves in the Giddings area and for the Austin Chalk reservoir in the Hawkville area.  For the Giddings and Hawkville fields the Company used continuity of reservoir to classify probable undeveloped reserves.

Alpine Summit's current drilling plan is to utilize two to three drilling rigs during 2022, a pace that would be expected to drill the majority of the Company's proved undeveloped locations as well as the majority of the probable undeveloped locations.  At the planned drilling pace, the Company anticipates drilling the remaining proved and probable undeveloped locations during 2023.

Abandonment and Reclamation Costs

The total future decommissioning obligations were estimated based on the Company's net ownership interest in petroleum and natural gas assets including well sites and gathering systems, the estimated costs to abandon and reclaim the petroleum and natural gas assets and the estimated timing of the costs to be incurred in future periods utilizing reserve report data, as adjusted for IFRS calculation protocol. As of December 31, 2021, the Company estimated the total undiscounted amount of cash flows required to settle its decommissioning obligations to be approximately $1,326,500 (December 31, 2020 $1,297,000) which will be incurred between 2025 and 2053. As of December 31, 2021, an average risk-free rate of 1.92% (December 31, 2020 - 1.65%) and an inflation rate of 4.5% (December 31, 2020 - 1.6%) were used to calculate the decommissioning obligations.

Future Development Costs

The following table sets forth development costs deducted in the estimation of the Company's future net revenue attributable to the reserve categories noted below.

	FORECAST PRICES AND COSTS
Year	Proved Reserves (M$)	Proved Plus Probable Reserves (M$)
2022	79,486	206,566
2023	6,120	108,299
2024		9,430
2025
2026
Remaining
Total (Undiscounted)	$85,606	$324,295

Alpine Summit expects to fund the development cost of its reserves through cash flow generated from current producing wells and from its development partnership funding structure. The development partnerships are structured to fund discrete packages of wells through sets of investors. This structure has allowed us to raise the drilling and completion capital necessary to have a multiple rig continuous drilling program for the foreseeable future.

Description of Properties

The following is a description of the Company's principal oil and natural gas properties.

2021 Company Overview

During 2021, the Company expended approximately $52.1 million on development of Property, Plant & Equipment and $20.2 million on Exploration and Evaluation Assets. During the year ended December 31, 2021, the Company drill and completed 10 operated wells. Net production averaged 5,688 Boe/d (consisting of 2,817 Bbls/d of oil, 1,356 Bbls/d of NGLs and 9,088 Mcf/d of gas) during the year ended December 31, 2021.

Giddings Austin Chalk

Alpine Summit has approximately 4,674 net acres of land in the Giddings Austin Chalk trend, located primarily in Lee, Fayette and Washington Counties, Texas, of which 4,674 net acres are held by production. As of December 31, 2021, the Company operates 100% of its current production. The basin is characterized as high initial deliverability of light sweet crude oil (approximately 42° API), with associated natural gas. The associated natural gas has a high heat content and can provide a favourable NGL yield following processing.

Giddings Eagle Ford

The Company has approximately 16,201 net acres of land in the Giddings Austin Chalk trend, located primarily in Lee, Fayette and Washington Counties, Texas, of which 16,201 net acres are held by production. During the year ended December 31, 2021 we did not drill or complete any wells on these assets.

Hawkville Austin Chalk and Eagle Ford

During the year ended December 31, 2021, the Company acquired the rights to approximately 6,243 net acres of land with Austin Chalk and Eagle Ford zones in Webb County, Texas. The Company did not complete any wells on these assets before December 31, 2021 (with two wells in process).

Arizona, Helium

During the year ended December 31, 2021, the Company obtained 75,903 gross and net acres from the Arizona State Land Department in Navajo and Apache Counties, Arizona. In the same time period the Company did not drill or complete any wells on these assets.

Oil and Natural Gas Wells

The following table sets forth the number and status of wells in which the Company had a working interest as of December 31, 2021

	OIL WELLS				NATURAL GAS WELLS
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Giddings Field	18.0	12.0	-	-	1.0	0.6	-	-

Properties with No Attributed Reserves

The following table sets out the Company's developed and undeveloped land holdings as of December 31, 2021.

	UNDEVELOPED ACRES		DEVELOPED ACRES		TOTAL ACRES
	Gross	Net	Gross	Net	Gross	Net
Giddings Austin Chalk	-	-	6,347	4,674	6,347	4,674
Giddings Eagle Ford	16,201	16,201	-	-	16,201	16,201
Hawkville	6,243	6,243	-	-	6,243	6,243
Arizona	75,903	75,903	-	-	75,903	75,903
Other	603	603	-	-	603	603
Total	98,950	98,950	6,347	4,674	105,297	103,624

When determining gross and net acreage for two or more leases covering the same lands but different rights, the acreage is reported for each lease. Where there are multiple discontinuous rights in a single lease, the acreage is reported only once.

Significant Factors or Uncertainties Relevant to Properties with No Attributed Reserves

There are several economic factors and significant uncertainties that affect the Company's anticipated development of its properties to which no reserves are attributed. The Company is required to make substantial capital expenditures in order to prove, exploit, develop and produce oil and natural gas from these properties in the future. If cash flow from operations is not sufficient to satisfy the Company's capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on terms acceptable to the Company. Failure to obtain such financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain opportunities and reduce or terminate its operations on such properties. The Company's inability to access sufficient capital for its exploration and development purposes could have a material adverse effect on the Company's ability to execute its business strategy to develop these prospects. See also "Risk Factors".

The primary economic factors that affect the development of these lands to which no reserves have been attributed are future commodity prices for crude oil and natural gas (and the Company's outlook relating to such prices) and the future costs of drilling, completing, tying in and operating wells at the time that such activities are considered.

The primary uncertainties that affect the development of such lands are the future drilling and completion results achieved in the development activities, drilling and completion results achieved by others on lands in close proximity to these lands, and future changes to applicable regulatory or royalty regimes that affect timing or economics of proposed development activities. All of these uncertainties have the potential to delay the development of such lands. Conversely, uncertainty as to the timing and nature of the evolution or development of better exploration, drilling, completion and production technologies have the potential to accelerate development activities and enhance the economics relating to such lands.

The Company does not expect any abandonment or reclamation costs to materially affect any potential activities on its properties with no attributed reserves.

Forward Contracts - Commodity Contracts

As of December 31, 2021 the Company had the following risk management forward contracts to manage commodity price risk:

Commodity	Expiry	Type	Average Price	Remaining Notional Total Volumes (1)	Index
Ethane (gallons)	Jan 2022 - Dec 2023	Swap	$0.20	4,044,242	NGL-Mont Belvieu
Propane (gallons)	Jan 2022 - Dec 2023	Swap	$0.52	2,486,520	NGL-Mont Belvieu
Natural gas (gallons)	Jan 2022 - Dec 2023	Swap	$0.95	1,593,236	NGL-Mont Belvieu
Isobutane (gallons)	Jan 2022 - Dec 2023	Swap	$0.56	520,281	NGL-Mont Belvieu
Norbutane (gallons)	Jan 2022 - Dec 2023	Swap	$0.57	1,209,751	NGL-Mont Belvieu
Natural gas (mmbtu)	Jan 2022 - Dec 2028	Differential Swap	$0.07	2,494,923	Henry Hub -Nymex vs East TX
Natural gas (mmbtu)	Jan 2022 - Dec 2028	Swap	$2.61	2,396,296	Henry Hub -Nymex
Crude oil (bbl)	Jan 2022 - Dec 2028	Swap	$43.38	740,533	WTI-Nymex
Crude oil (bbl)	Jan - Jun 2022	Put	$40.00	700,000	WTI-Nymex
Crude oil (bbl)	Jan - Nov 2022	Short	$68.78-77.42	84,000	WTI-Nymex
Natural gas (mmbtu)	Feb - Oct 2022	Short	$3.58-4.98	390,000	Nat Gas-Nymex
(1) remaining notional volumes decrease on a monthly basis until expiry of the contracts

Tax Horizon

Alpine Summit was not required to pay income taxes during the year ended December 31, 2021. Based on current commodity prices, the production profile of assets, and future development plans, the Company may owe taxes in 2022.

Costs Incurred

The following table summarizes the costs incurred related to the Company's activities for the year ended December 31, 2021.

Expenditure	Year Ended December 31, 2021 (M$)
Property acquisition costs - Unproved properties (1)	6.2
Property acquisition costs - Proved properties (1)	-
Exploration costs (2)	-
Development costs (3)	72.5
Other	-
Total	78.7

Notes:

(1) Net of dispositions, if any. Includes cash expenditures and acquisitions for member units of Origination.

(2) Geological and geophysical capital expenditures and drilling costs for exploration wells.

(3) Development costs include development drilling, completion and equipping, tie-in and facility costs for all wells. Includes wells in process at December 31, 2021.

Exploration and Development Activities

The following table sets forth the gross and net exploration and development wells drilled by the Company during the year ended December 31, 2021.

Development Wells
	Gross	Net
Light and Medium Crude Oil	10.0	6.4
Heavy Crude Oil	-	-
Conventional Natural Gas	-	-
Service	-	-
Stratigraphic Test	-	-
Dry	-	-
Total	10.0	6.4

Production Estimates

The following table sets out the volumes of the Company's working interest production estimated for the year ended December 31, 2021.

	Tight Oil (Bbls/d)	Shale Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (Boe/d)%
Total Proved
Giddings	2,817	9,088	1,356	5,688	100
Hawkville	0	0	0	0	0
Total	2,817	9,088	1,356	5,688	100

Production History

The following tables summarize certain information in respect of the Company's production, product prices received, royalties paid, production taxes and transport, production costs and resulting netback for the year ended December 31, 2021:

	Quarterly Ended 2021
	March 31	June 30	September 30	December 31
Average Daily Production
Tight Oil (Bbls/d)	2,166	1,724	2,862	4,490
Shale Gas (Mcf/d)	10,767	6,979	7,462	11,158
Natural Gas Liquids (Bbls/d)	968	917	1,294	2,231
Total (Boe/d)	4,928	3,805	5,399	8,581

	Quarterly Ended 2021
	March 31	June 30	September 30	December 31
Average Net Production Prices Received
Tight Oil ($/Bbl)	$55.15	$63.47	$67.69	$77.44
Shale Gas ($/Mcf)	$8.98	$2.61	$1.48	$3.53
Natural Gas Liquids ($/Bbl)	$20.43	$14.61	$38.55	$31.24

Revenue	$19,625,913	$12,836,239	$23,427,075	$42,028,562
Royalties Paid	(5,334,036)	(3,587,815)	(6,689,789)	(11,509,360)
Production Costs	(1,750,148)	(1,830,431)	(3,018,084)	(5,488,560)
Netback Received	$12,541,729	$7,417,993	$13,719,202	$25,030,642

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

The authorized capital of Alpine Summit consists of (i) an unlimited number of Subordinate Voting Shares, (ii) an unlimited number of Multiple Voting Shares, and (iii) an unlimited number of Proportionate Voting Shares.

Subordinate Voting Shares

Holders of Subordinate Voting Shares will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting at which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of Subordinate Voting Shares will be entitled to one vote in respect of each Subordinate Voting Share held.

As long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Subordinate Voting Shares.

Holders of Subordinate Voting Shares will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company. No dividend will be declared or paid on the Subordinate Voting Shares unless the Company simultaneously declares or pays: (i) a dividend on the Multiple Voting Shares in an amount per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by one hundred (100); and (ii) a dividend on the Proportionate Voting Shares, in an amount per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Subordinate Voting Shares, be entitled to participate rateably along with the holders of Multiple Voting Shares and Proportionate Voting Shares, with the amount of such distribution per Subordinate Voting Share equal to each of: (i) the amount of such distribution per Multiple Voting Share divided by one hundred (100); and (ii) the amount of such distribution per Proportionate Voting Share.

No subdivision or consolidation of the Subordinate Voting Shares, Multiple Voting Shares or Proportionate Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

As of April 22, 2022, there are 32,975,667 Subordinate Voting Shares issued and outstanding.

Multiple Voting Shares

Holders of Multiple Voting Shares will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting at which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of Multiple Voting Shares will be entitled to one hundred (100) votes per Multiple Voting Share held.

As long as any Multiple Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Multiple Voting Shares and Proportionate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Multiple Voting Shares. Consent of the holders of a majority of the outstanding Multiple Voting Shares and Proportionate Voting Shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Multiple Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Multiple Voting Shares will have one vote in respect of each Multiple Voting Share held.

Holders of Multiple Voting Shares will be entitled to receive as and when declared by the directors of the Company, dividends, out of any cash or property, pari passu with the holders of Subordinate Voting Shares and Proportionate Voting Shares. The directors may declare no dividend payable in cash or property on the Multiple Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Multiple Voting Share divided by one hundred (100); and (ii) on the Proportionate Voting Shares in an amount equal to the dividend declared per Multiple Voting Share divided by one hundred (100).

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Multiple Voting Shares, be entitled to participate rateably along with all other holders of Multiple Voting Shares, Subordinate Voting Shares and Proportionate Voting Shares (on an as-converted basis, assuming conversion of all Multiple Voting Shares and Proportionate Voting Shares into Subordinate Voting Shares at the applicable conversion ratio).

No subdivision or consolidation of the Subordinate Voting Shares, Multiple Voting Shares or Proportionate Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, Multiple Voting Shares or Proportionate Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Each Multiple Voting Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for such shares, into one hundred (100) Subordinate Voting Shares.

As of April 22, 2022, there are 8,748.47 Multiple Voting Shares issued and outstanding.

Proportionate Voting Shares

Holders of Proportionate Voting Shares are entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting at which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of Proportionate Voting Shares will be entitled to one thousand (1,000) votes in respect of each Proportionate Voting Share held.

As long as any Proportionate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Proportionate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Proportionate Voting Shares. Additionally, consent of the holders of a majority of the outstanding Proportionate Voting Shares will be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Proportionate Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Proportionate Voting Shares will have one vote in respect of each Proportionate Voting Share held.

Holders of Proportionate Voting Shares will be entitled to such dividends payable in cash or property of the Company as may be declared by the directors from time to time. The directors may declare no dividend payable in cash or property on the Proportionate Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Proportionate Voting Share; and (ii) on the Multiple Voting Shares in an amount equal to the dividend declared per Proportionate Voting Share multiplied by one hundred (100).

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Proportionate Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Proportionate Voting Shares, be entitled to participate pari passu with the holders of Subordinate Voting Shares and Multiple Voting Shares, with the amount of such distribution per Proportionate Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share; and (ii) the amount of such distribution per Multiple Voting Share divided by one hundred (100).

No Proportionate Voting Share will be permitted to be transferred by the holder thereof without the prior written consent of the Board of Directors.

No subdivision or consolidation of the Subordinate Voting Shares, Multiple Voting Shares or Proportionate Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

Each Proportionate Voting Share shall automatically convert, without any action on the part of the holder thereof, into Subordinate Voting Shares on the basis of one Subordinate Voting Share for one Proportionate Voting Share on the date that the aggregate number of membership interests of Origination held by the holder of Proportionate Voting Shares together with its affiliates are reduced to a number which is less than seventy-five per cent (75%) of the aggregate number of membership interests of Origination held by such holder together with its affiliates on the date of completion of the Business Combination.

As of April 22, 2022, there are 15,947.292 Proportionate Voting Shares issued and outstanding.

Coattail Provisions

As summarized below, the terms of the Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares include take-over bid protective measures (i.e. coattail provisions).

Subordinate Voting Shares

In the event that an offer is made to purchase Multiple Voting Shares, and such offer is:

(a) required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Multiple Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Multiple Voting Shares; may then be listed, to be made to all or substantially all of the holders of Multiple Voting Shares in a province or territory of Canada to which the requirement applies; and

(b) not made to the holders of Subordinate Voting Shares for consideration per Subordinate Voting Share equal to 0.01 of the consideration offered per Multiple Voting Share,

each Subordinate Voting Share shall become convertible at the option of the holder into Multiple Voting Shares on the basis of one hundred (100) Subordinate Voting Shares for one (1) Multiple Voting Share; at any time while such offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. Fractions of Multiple Voting Shares may be issued in respect of any amount of Subordinate Voting Shares in respect of which the conversion right is exercised which is less than one hundred (100). This conversion right may only be exercised for the purpose of depositing the Multiple Voting Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Company will ensure that the transfer agent for the Subordinate Voting Shares shall deposit under such offer the Multiple Voting Shares acquired upon conversion, on behalf of the holder.

In the event that an offer is made to purchase Proportionate Voting Shares, and such offer is:

(a) required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Proportionate Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Proportionate Voting Shares; may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies; and

(b) not made to the holders of Subordinate Voting Shares for consideration per Subordinate Voting Share equal to the consideration offered per Proportionate Voting Share,

each Subordinate Voting Share shall become convertible at the option of the holder into a Proportionate Voting Share on the basis of one (1) Subordinate Voting Share for one (1) Proportionate Voting Share, at any time while such offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. This conversion right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Company will ensure that the transfer agent for the Subordinate Voting Shares shall deposit under such offer the Proportionate Voting Shares acquired upon conversion, on behalf of the holder.

Multiple Voting Shares

In the event that an offer is made to purchase Subordinate Voting Shares, and such offer is:

(a) required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Multiple Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Multiple Voting Shares; may then be listed, to be made to all or substantially all of the holders of Subordinate Voting Shares in a province or territory of Canada to which the requirement applies; and

(b) not made to the holders of Multiple Voting Shares for consideration per Multiple Voting Share equal to 100 times the consideration offered per Subordinate Voting Share,

each Multiple Voting Share shall become convertible at the option of the holder into Subordinate Voting Shares on the basis of one hundred (100) Subordinate Voting Shares for one (1) Multiple Voting Share, at any time while such offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. This conversion right may only be exercised for the purpose of depositing the Subordinate Voting Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Company will ensure that the transfer agent for the Multiple Voting Shares shall deposit under such offer the Subordinate Voting Shares acquired upon conversion, on behalf of the holder.

In the event that an offer is made to purchase Proportionate Voting Shares, and such offer is:

(a) required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Proportionate Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Proportionate Voting Shares; may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies; and

(b) not made to the holders of Multiple Voting Shares for consideration per Multiple Voting Share equal to 100 times the consideration offered per Proportionate Voting Share,

each Multiple Voting Share shall become convertible at the option of the holder into Proportionate Voting Shares on the basis of one hundred (100) Proportionate Voting Shares for one (1) Multiple Voting Share, at any time while such offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. This conversion right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Company will ensure that the transfer agent for the Multiple Voting Shares shall deposit under such offer the Proportionate Voting Shares acquired upon conversion, on behalf of the holder.

Proportionate Voting Shares

In the event that an offer is made to purchase Subordinate Voting Shares, and such offer is:

(a) required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Proportionate Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Multiple Voting Shares; may then be listed, to be made to all or substantially all of the holders of Subordinate Voting Shares in a province or territory of Canada to which the requirement applies; and

(b) not made to the holders of Proportionate Voting Shares for consideration per Proportionate Voting Share equal to the consideration offered per Subordinate Voting Share,

each Proportionate Voting Share shall become convertible at the option of the holder into a Subordinate Voting Share on the basis of one (1) Subordinate Voting Share for one (1) Proportionate Voting Share, at any time while such offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. This conversion right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Company will ensure that the transfer agent for the Proportionate Voting Shares shall deposit under such offer the Subordinate Voting Shares acquired upon conversion, on behalf of the holder.

In the event that an offer is made to purchase Multiple Voting Shares, and such offer is:

(a) required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Multiple Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Multiple Voting Shares; may then be listed, to be made to all or substantially all of the holders of Multiple Voting Shares in a province or territory of Canada to which the requirement applies; and

(b) not made to the holders of Proportionate Voting Shares for consideration per Proportionate Voting Share equal to 0.01 of the consideration offered per Multiple Voting Share,

each Proportionate Voting Share shall become convertible at the option of the holder into Multiple Voting Shares on the basis of one hundred (100) Proportionate Voting Shares for one (1) Multiple Voting Share, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. Fractions of Multiple Voting Shares may be issued in respect of any amount of Proportionate Voting Shares in respect of which the conversion right is exercised which is less than one hundred (100). This conversion right may only be exercised for the purpose of depositing the Multiple Voting Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Company will ensure that the transfer agent for the Proportionate Voting Shares shall deposit under such offer the Multiple Voting Shares acquired upon conversion, on behalf of the holder.

MARKET FOR SECURITIES

Trading Price and Volume

The Subordinate Voting Shares trade on the TSXV under the symbol "ALPS". The following sets out the high and low trading prices and aggregate volume of trading of the Subordinate Voting Shares on the TSXV for the periods noted below:

Period	High ($)	Low ($)	Volume

2021
January	--	--	--
February	--	--	--
March	--	--	--
April	--	--	--
May	--	--	--
June	--	--	--
July	--	--	--
August	--	--	--
September	3.90	2.74	93,470
October	3.83	2.89	281,659
November	3.50	2.80	184,503
December	4.04	3.25	263,521
2022
January	5.48	4.10	104,637
February	5.05	4.40	155,451
March	6.34	4.36	502,324

Prior Sales

Designation of Class	Number of securities issued	Date of issuance	Price
Multiple Voting Shares	314,454.83	9/7/2021	$102,931,548
Proportionate Voting Shares	15,947.292	9/7/2021	$128,213

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Designation of Class	Number of securities held in escrow or that are subject to a contractual restriction	Percentage of Class
Subordinate Voting Shares(1)	5,216,910	15.8%
Proportionate Voting Shares(1)	14,352.563	90%

Note:

(1) 0 Subordinate Voting Shares, 57,965.67 Multiple Voting Shares and 15,947.292 Proportionate Voting Shares were deposited in escrow with Odyssey Trust Company, as escrow agent, pursuant to NP46-210 and while the securities are under escrow, they may not be transferred or otherwise dealt with, except in very limited circumstances.

NP 46-201

Section 3.5 of NP 46-201 provides that all shares of a company owned or controlled by a Principal will be escrowed at the time of the company's initial listing, unless the shares held by the Principal or issuable to the Principal upon conversion of convertible securities held by the Principal collectively represent less than 1% of the total issued and outstanding shares of the company after giving effect to the initial public offering.

Uniform terms of automatic timed release apply to the escrowed securities of exchange listed issuers, differing only according to the classification of the issuer. The Company is currently classified as an "emerging issuer." As such, the Company is subject to the following automatic timed releases which apply to the escrowed securities listed in the table above:

Date of Automatic Timed Release	Amount of Escrowed Securities Released
On the Listing Date	5%
6 months after the Listing Date	5%
12 months after the Listing Date	10%
18 months after the Listing Date	10%
24 months after the Listing Date	15%
30 months after the Listing Date	15%
36 months after the Listing Date	40%

DIRECTORS AND OFFICERS

The names, municipalities of residence, any offices held with the Company, the period served as a director and principal occupations of the Company's directors and officers are set out below.

Name and Municipality of Residence	Position with Alpine Summit	Director Since	Principal Occupation
Craig Perry (1) Nashville, Tennessee, USA	Chief Executive Officer, Chairman of the Board	September 7, 2021	Chief Executive Officer of the Company; President and Chief Executive Officer of Origination (June 2018 to present); Chief Executive Officer of TLT Group (June 2015 to 2018)
Darren Moulds Calgary, Alberta, Canada	Chief Financial Officer	--

Chief Financial Officer of the Company; Chief Financial Officer of Origination (March 2021 to present); Chief Financial Officer of PetroPhoenix Capital, Inc. (May 2017 to February 2021); Chief Financial Officer of Sonoro Energy, Ltd. (May 2014 to May 2017

Michael McCoy Spring, Texas, USA	Chief Operating Officer	--	Chief Operating Officer of the Company; Chief Operating Officer of Origination (May 2018 to present); Managing Partner of Emergency Site Protection (January 2010 to May 2018)
William Wicker Houston, Texas, USA	Chief Investment Officer	--	Chief Investment Officer of the Company; Chief Investment Officer of Origination (January 2018 to present); Analyst for Panning Capital (January 2014 to December 2017)
Chrystie Holmstrom Nashville, Tennessee, USA	Chief Legal Officer and Corporate Secretary	--

Chief Legal Officer and Corporate Secretary of the Company; Chief Legal Officer of Origination (July 2018 to present); Family Counsel, Corporate Counsel, General Counsel for Ziff Brothers Investments (October 2009 to June 2018)

Reagan Brown Nashville, Tennessee, USA	Chief Administrative Officer	--	Chief Administrative Officer of the Company; Chief Administrative Officer of Origination (April 2018 to present); Senior Vice President of GoNoodle (October 2012 to March 2018)
Darren Tangen(2)(3) Los Angeles, California, USA	Director	September 7, 2021	President and Chief Financial Officer of Colony Capital, Inc. (August 2002 to April 2020)
Stephen Schaefer(1)(2)(3)(4) Stuart, Florida, USA	Director	September 7, 2021	Founder of Schaefer Advisory (January 2017 to present); Member of board of directors of Just Energy, GenOn Holdings and TexGen Power

Name and Municipality of Residence	Position with Alpine Summit	Director Since	Principal Occupation
Porter Collins(4) Houston, Texas, USA	Director	September 7, 2021	Portfolio Manager at Seawolf Capital (June 2011 to present);
Agenia Clark(1)(2)(4) Brentwood, Tennessee, USA	Director	September 7, 2021	President and Chief Executive Officer of Girl Scouts of Middle Tennessee (April 2004 to present)

Notes:

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

(3) Member of the Reserves Committee.

(4) Member of the Corporate Governance and Nominating Committee.

As of April 22, 2022, the directors and executive officers of the Company, as a group, beneficially own, control or direct, directly or indirectly: (i) 5,042,842 Subordinate Voting Shares, representing approximately 15.3% of the outstanding Subordinate Voting Shares; (ii) 0 Multiple Voting Shares, representing approximately 0.0% of the outstanding Multiple Voting Shares; and (iii) 15,947.29 Proportionate Voting Shares, representing approximately 100.0% of the outstanding Proportionate Voting Shares.

The term of office of each member of the Board of Directors expires at the next annual meeting of the Shareholders.

Corporate Cease Trade Orders, Bankruptcies or Penalties or Sanctions

No current director or executive officer of the Company is, as of the date of this Annual Information Form, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemptions under securities legislation, and that was in effect for a period of more than 30 consecutive days, while such person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemptions under securities legislation, and that was in effect for a period of more than 30 consecutive days, that was issued after that individual ceased to be a director or chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting in a capacity as a director, chief executive officer or chief financial officer.

Except as described below, no current director or executive officer of the Company or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company, within the ten years prior to the date of this Annual Information Form, has been a director or executive officer of any company (including the Company) that, while such person was acting in that capacity or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Stephen Schaefer is a director of Just Energy Group Inc., which received creditor protection on March 9, 2021 via an Initial Order under the Companies' Creditors Arrangement Act from the Ontario Superior Court of Justice (Commercial List) and received creditor protection under Chapter 15 of the Bankruptcy Code in the United States. In addition, Mr. Schaefer was a director of Green Earth Fuels, LLC, a biodiesel company, when it filed for Chapter 7 bankruptcy under the U.S. Bankruptcy Code with the Texas Southern Bankruptcy Court in 2015. Mr. Schaefer was also a director of Amaizeingly Green Products GP Ltd., an ethanol company, when it was placed into receivership under the Bankruptcy and Insolvency Act pursuant to an order of the Ontario Superior Court of Justice in December 2012.

No current director or officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the last ten years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or securityholder.

No current director or officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are no existing material conflicts of interest between the Company and any director or officer of the Company. Directors and officers of the Company may serve as directors and/or officers of other companies or have significant shareholdings in other oil and gas companies and, to the extent that such other companies may participate in ventures in which the Company may participate, certain directors may have a conflict of interest in negotiating and conducting terms in respect of any transaction involving such companies. In the event that such conflict of interest arises at a meeting of the Board of Directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such transaction.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings material to the Company to which the Company is a party or of which any of its property is the subject matter, and there are no such proceedings known to the Company to be contemplated.

There are no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the most recently completed financial year, there are no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decisions, and there are no settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of the Company's knowledge, other than as otherwise disclosed in this Annual Information Form, there are no material interests, direct or indirect, of directors or executive officers of the Company, any shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of any of the Company's outstanding voting securities, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years of the Company or during the current financial year which has materially affected, or is reasonably expected to materially affect, the Company.

AUDIT COMMITTEE INFORMATION

The charter of the Company's audit committee (the "Audit Committee") is attached to this Annual Information Form as Appendix "A".

Composition of the Audit Committee

The current members of the Audit Committee are Messrs. Schaefer (Chair), Tangen, and Ms. Clark. Each member of the Audit Committee is financially literate, and in accordance with Section 6.1.1 of National Instrument 52-110, the majority of the members of the Audit Committee (being each of Mr. Schaefer and Ms. Clark) are not executive officers, employees or controls persons of the Company.

Relevant Education and Experience

Mr. Tangen has three decades of real estate, finance and investment experience as the former President and Chief Financial Officer of Colony Capital, Inc. (NYSE:CLNY). At Colony Capital, Inc., he led the formation and successful growth of numerous businesses including its opportunistic credit business (Colony Financial, Inc.), single family homes for rent, and light industrial real estate platforms. Mr. Tangen holds a B.Com. from McGill University and MBA from The Wharton School (University of Pennsylvania).

Mr. Schaefer has over three decades of energy, investment and private equity experience. He serves on the board of GenOn Holdings, and TexGen Power, where he is chairman of the board. He is also a member of the board of directors of Just Energy Group Inc., where he is the chairman of the audit committee. Previously, Mr. Schaefer was a partner at Riverstone Holdings, where he was primarily responsible for power and renewable energy investing. He is Chartered Financial Analyst and received his B.S., magna cum laude in Finance and Accounting from Northeastern University in 1987.

Dr. Clark has more than 10 years of experience serving on corporate boards. She's currently the Chair of the Risk Committee for FirstBank Holdings (NYSE:FBK) and is the former Chair, Compensation Committee. Additionally, Dr. Clark was a founding director for Avenue Bank Holdings (NASDAQ:AVNU), when the bank started as a private holding company, pre-IPO and was later acquired and merged with another Nashville community bank. Dr. Clark is currently a trustee for Simmons University (Boston, MA) and a trustee for the Ayers Foundation. She has been recognized as one of Nashville's most influential leaders and is the CEO, Girl Scouts of Middle Tennessee. Dr. Clark has a Doctor of Education from Vanderbilt University and her Bachelor of Science and her Master of Business Administration from the University of Tennessee, Knoxville.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has it relied on the exemption in Section 2.4 of Multilateral Instrument 52-110 - Audit Committees ("MI 52-110") (De Minimis Non- Audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee must pre-approve all non-audit services to be provided to the Company by the external auditors. The Audit Committee may delegate to one or more members of the Board of Directors, the authority to pre- approve non-audit services, provided that the member report to the Audit Committee at the next scheduled meeting such pre-approval and the member complies with such other procedures as may be established by the Audit Committee from time to time.

External Auditor Service Fees (By Category)

The aggregate fees accrued by the Company's current external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2020	$304,930	$121,517	$30,545	$16,949
2021	$115,000	$0	$0	$0

Exemption

The Company is relying on the exemption provided in Section 6.1 of MI 52-110 and, as such, the Company is exempt from Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of MI 52-110.

DIVIDEND POLICY

The declaration and payment of future dividends (and the amount thereof) is subject to the discretion of the Board of Directors and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, the financial condition of the Company, production levels, results of operations, capital expenditure requirements, working capital requirements, debt service requirements, operating costs, foreign exchange rates, interest rates, contractual restrictions, the Company's hedging activities or programs, available investment opportunities, the Company's business plan, strategies and objectives, the satisfaction of the solvency and liquidity tests imposed by the BCBCA for the declaration and payment of dividends and other factors that the Board of Directors may deem relevant. Depending on these and various other factors, many of which are beyond the control of the Company, the dividend policy of the Company may vary from time to time and, as a result, future cash dividends could be reduced or suspended entirely.

Pursuant to the BCBCA, the Company may not declare or pay a dividend if there are reasonable grounds for believing that: (i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of its outstanding shares.

Dividends may be reduced or suspended during periods of lower cash flow from operations. The timing and amount of the Company's capital expenditures, and the ability of the Company to repay or refinance debt as it becomes due, directly affects the amount of cash dividends that may be declared by the Board of Directors. Future acquisitions, expansions of the Company's assets, and other capital expenditures and the repayment or refinancing of debt as it becomes due may be financed from sources such as cash flow from operations, the issuance of additional shares or other securities of the Company, and borrowings. Dividends may be reduced, or even eliminated, at times when significant capital or other expenditures are made. There can be no assurance that sufficient capital will be available on terms acceptable to the Company, or at all, to make additional investments, fund future expansions or make other required capital expenditures. To the extent that external sources of capital, including the issuance of additional shares or other securities or the availability of credit facilities, become limited or unavailable on favourable terms or at all due to credit market conditions or otherwise, the ability of the Company to make the necessary capital investments to maintain or expand its operations, to repay debt and to invest in assets, as the case may be, may be impaired. To the extent the Company is required to use cash flow from operations to finance capital expenditures or acquisitions or to repay debt as it becomes due, the cash available for dividends may be reduced and the level of dividends declared may be reduced or suspended entirely.

Over time, the Company's capital and other cash needs may change significantly from its current needs, which could affect whether the Company pays dividends and the amounts of dividends, if any, it may pay in the future. If the Company pays dividends, it may not retain a sufficient amount of cash to finance external growth opportunities, meet any large unanticipated liquidity requirements or fund its activities in the event of a significant business downturn.

The market value of the Company's securities may deteriorate if dividends are reduced or suspended. Furthermore, the future treatment of dividends for tax purposes will be subject to the nature and composition of dividends paid by the Company and potential legislative and regulatory changes. See also "Risk Factors - Dividends".

The following monthly cash dividends on Subordinate Voting Shares were declared in respect of the periods indicated:

Dividends per Subordinate Voting Share ($)

Month	2022	2021	2020	2019
January	0.03	-	-	-
February	0.03	-	-	-
March	0.03	-	-	-
April	0.03	-	-	-
May	-	-	-	-

June	-	-	-	-
July	-	-	-	-
August	-	-	-	-
September	-	-	-	-
October	-	-	-	-
November	-	-	-	-
December	-	-	-	-
Total	0.12

INDUSTRY CONDITIONS

Companies operating in the oil and natural gas industry are subject to extensive regulation and control of operations (including land tenure, exploration, development, production, refining and upgrading, transportation and marketing) as a result of legislation enacted by various levels of government and with respect to the pricing and taxation of oil and natural gas through agreements among the governments of the United States and Texas, all of which should be carefully considered by investors in the oil and natural gas industry. All current legislation is a matter of public record and the Company is unable to predict what additional legislation or amendments may be enacted.

Pricing, Taxes, Marketing and Transportation

United States

The sales prices of oil, natural gas liquids and natural gas are currently set by the market. However, the Company cannot predict whether new legislation to regulate the price of energy commodities might be proposed, what proposals, if any, might actually be enacted by the US Congress or the various state legislatures and what effect, if any, such proposals might have on the operations of the underlying properties.

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act ("TCJA") which, among other things, includes changes to US federal tax rates, imposes new limitation on the utilization of net operating losses and the deductibility of interest and executive compensation, currently allows for expensing of certain capital expenditures, and eliminates the corporate Alternative Minimum Tax (as defined in the TCJA). In addition, various proposals have periodically been made recommending the elimination of certain key US federal income tax incentives currently available to oil and natural gas exploration and production companies. While these incentives have not been eliminated, future legislation may be introduced which would implement these proposals. Some of these changes could include: (i) repeal of the percentage depletion allowance for oil and natural gas properties; (ii) the elimination of current deductions for intangible drilling and development costs; and (iii) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether any of these changes will be enacted or how soon they could be effective.

The US Federal Energy Regulatory Commission ("FERC") regulates rates and service conditions for the transportation of natural gas in interstate commerce which affects the marketing of natural gas that the Company produces, as well as the revenues it receives for sales of such production. FERC exercises its ratemaking authority by applying cost-of- service principles, allowing for the negotiation of rates where there is a cost-based alternative rate or the granting of market-based rates in certain circumstances. FERC has also undertaken various initiatives to increase competition in the natural gas industry which may indirectly affect the Company's business and the markets for products derived from its business. These policies include regulations on open access transportation, natural gas quality, capacity release and market center promotion. The Company may be also indirectly subject to certain reporting requirements of FERC based on the sale of natural gas from producing properties in which the Company has an interest.

The prices and terms of access to intrastate pipeline transportation are subject to state regulation. FERC has proposed and implemented new rules and regulations affecting natural gas transportation in recent years. The Company does not believe that it will be affected by any such rules or changes to existing rules in a manner materially different than any other similarly situated natural gas producer.

Rates and service conditions for the interstate transportation of oil and natural gas liquids are also regulated by FERC. In general, these rates must be cost-based or based on an indexing system of transportation rates that allows pipelines to take an annual inflation-based rate increase. FERC has also established market-based rates and settlement rates as alternative forms of ratemaking in certain circumstances. The Company cannot predict with any certainty what effect, if any, these regulations will have, but other factors being equal, the regulations may, over time tend to increase transportation costs which may have the effect of reducing net prices for oil and natural gas liquids.

Natural gas gathering facilities are exempt from regulation by FERC under Section 1(b) of the Natural Gas Act. The Company believes that pipelines in which it has an interest will meet the "primary function test" that FERC has used to establish a pipeline's status as a gathering system not subject to FERC jurisdiction. However, the distinction between FERC- regulated transmission pipelines and unregulated gathering systems has been subject to extensive litigation and is made by FERC on a case-by-case basis. Consequently, the classification and regulation of gathering facilities in which the Company has an interest may be subject to change based on future determinations by FERC, the courts or US Congress. Such a change may result in increased regulation of such assets and could have an adverse and material effect on the Company's operations, operating expenses and revenues.

Land Tenure and Royalties

United States

In the United States, the federal government and each state have statutes and regulations which govern oil and natural gas lease terms, including tenure, royalties, production rates and other provisions. Oil and natural gas lessees are often required to pay annual rental payments to comply with federal, state and private lease provisions until production begins or the lease term expires. Upon commencement of production, royalties and production taxes are paid on revenue received from oil and natural gas produced from federal, state and private lands. The royalty and production tax regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than federal and state lands in the US are determined by negotiations between the private mineral owner and the lessee. Federal, US Indian and state royalties and production taxes in the US are determined by government regulation and are generally calculated as a percentage of the value of the gross production less approved marketing and transportation deductions.

Calculation of royalties on private lands in the United States is determined by individual lease terms but is also subject to specific rules and laws concerning payment of royalties and calculation of production or post-production costs. Generally, post-production costs are not deducted from the price used to calculate royalties

Private mineral ownership in the US is prevalent and generally on lands settled and patented before the early 1900's. The federal government and the state in which the minerals are located also hold ownership to mineral rights. The federal mineral rights are administered by the Bureau of Land Management under the Department of the Interior ("BLM"). These owners, from governmental bodies to private individuals, grant rights to explore for and produce oil and natural gas pursuant to oil and natural gas leases, providing for varying consideration, term and royalties. As to those rights held by private owners, all terms and conditions may be negotiated. For those rights held by governmental agencies, typically the terms and conditions of the oil and natural gas lease have been predetermined by each governing or regulatory body and the consideration is determined by oral bidding.

A lease may generally be continued after the primary term provided certain minimum levels of drilling operations or production have been achieved and all lease rentals have been timely paid, subject to certain exceptions. To develop minerals, including oil and natural gas, it is necessary for the mineral estate owner(s) to have access to the surface estate. Under common law, the mineral estate is considered the "dominant" estate with the right to extract minerals subject to reasonable use of the surface. Each state has developed and adopted their own statutes that operators must follow both prior to drilling and following drilling including notification requirements and to provide compensation for lost land use and surface damages. The surface rights required for pipelines and facilities are generally governed by leases, easements, rights-of-way, permits or licenses granted by landowners or governmental authorities. These requirements can lead to increased costs of production and must be complied with prior to beginning drilling operations.

Environmental Regulation

United States

The Company's US oil and natural gas operations are regulated by administrative agencies under statutory provisions of the states where such operations are conducted and by certain agencies of the federal government for operations on federal leases. These statutory provisions regulate matters such as the exploration for and production of crude oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements in order to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled and the abandonment of wells. The Company's US operations are also subject to various conservation laws and regulations which regulate matters such as the size of drilling and spacing units or proration units, the number of wells which may be drilled in a spacing unit and the unitization or pooling of crude oil and natural gas properties. In addition, state conservation laws sometimes establish maximum rates of production from crude oil and natural gas wells, generally restrict the venting or flaring of natural gas, and impose certain requirements regarding the rateability or fair apportionment of production from fields and individual wells. Special interest groups opposing development also seek to enforce these requirements through litigation. Compliance with these requirements can involve significant expenditures, including expenditures related to the imposition of material fines and penalties, administrative, civil and criminal liability for pollution, resolving the suspension or revocation of necessary licenses and authorizations, and compliance with clean-up orders. The federal government has also attempted to regulate natural gas capture. On November 18, 2016, BLM issued a rule concerning, among other things, the alleged waste of Federal and Indian gas through venting, flaring, and leaks. The rule is called either the Waste Prevention Rule or the Venting and Flaring Rule. On September 28, 2018, BLM revised the Venting and Flaring rule due to its regulatory burden on energy production and jobs, and reinstated the rules that were in place before promulgation of the Venting and Flaring rule. On October 8, 2020, the US District Court for the District of Wyoming found that BLM exceeded its statutory authority and acted arbitrarily in promulgating the Venting and Flaring Rule. The court ordered that the rule be vacated, except for certain severable provisions. The effect of the court's order is to vacate all provisions of the Waste Prevention Rule pertaining to the loss of natural gas through venting, flaring, and leaks, and to reinstate NTL-4A with respect to venting, flaring, and avoidably/unavoidably lost determinations. And the order is subject to pending litigation on appeal to the United States Court of Appeals for the Tenth Circuit.

Well planning and permitting is primarily regulated by BLM and Bureau of Indian Affairs for operations on public and tribal lands under the Federal Land Policy and Management Act and the National Environmental Policy Act ("NEPA"). Environmental conservation and cultural and natural resources protection at the federal level are administered by numerous agencies under multiple statutes. The BLM can suspend permit approvals in specific areas while environmental analyses are being conducted and compliance documents required by the NEPA are being prepared (e.g. environmental assessments and environmental impact statements). And there is substantial uncertainty regarding the ability to obtain leases and permit approvals for federal oil and natural gas operations in light of President Biden's order to the US Secretary of the Interior to pause new oil and natural gas leases on public lands, and the similarly timed order by the Acting Secretary of the Interior to temporarily withdraw delegations of authority to the Department of the Interior's personnel that enabled the personnel to issue oil and natural gas approvals, including permits to drill. Environmental groups have also invoked NEPA requirements in many lawsuits challenging the issuances of federal oil and natural gas leases and permits. Such litigation seeks the reversal or withdrawal of government approvals and injunctions prohibiting approved activities from proceeding, and often take years to resolve and inject uncertainty into ongoing and planned operations.

Environmental planning, permitting and compliance related to media protection and contaminants at the federal level are administered primarily by the US Environmental Protection Agency (the "EPA") or by various states whose programs have been approved for implementation by the EPA. The EPA governs federal legislation, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act (other than oil and natural gas exempt wastes), the Comprehensive Environmental Response, the Compensation and Liability Act, the Oil Pollution Act, the Emergency Planning and Community Right-to-Know Act, the Safe Drinking Water Act (other than exclusions for underground injection) and federal Executive Orders. On November 21, 2021, the EPA proposed new source performance standards updates and emissions guidelines to reduce methane and other pollution from the oil and gas industry. The proceeding is still pending before the EPA.

The Company's operations are subject to various regulations, including those relating to well permits, linear facilities, hydraulic fracturing, underground injection and setbacks (buffers) for environmental protection which are enforced by state agencies regulating oil and natural gas activities. In addition to the agencies that directly regulate oil and natural gas operations, there are other state and local conservation and environmental protection agencies that regulate air quality, state water quality, fish, wildlife, visual quality, transportation, noise, spills and incidents.

Hydraulic fracturing is a well stimulation technique used to maximize production of oil and natural gas in unconventional reservoirs, such as shale, coalbeds, and tight sands. During hydraulic fracturing, specially engineered fluids containing chemical additives and proppant are pumped under high pressure into the well to create and hold open fractures in the formation. These fractures increase the exposed surface area of the rock in the formation and, in turn, stimulate the flow of natural gas or oil to the wellbore. As the use of hydraulic fracturing has increased, so have concerns about its potential environmental and human health impacts. Many concerns about hydraulic fracturing center on potential risks to drinking water resources, although other issues have been raised. In response to public concern, the US Congress directed the EPA to conduct scientific research to examine the relationship between hydraulic fracturing and drinking water resources. Hydraulic fracturing is typically regulated by state oil and natural gas conservation commissions, though federal agencies have asserted regulatory authority over certain aspects of the hydraulic fracturing process. For example, in 2011, the EPA began research under its Plan to Study the Potential Impacts of Hydraulic Fracturing on Drinking Water Resources. The BLM which regulates oil and natural gas operations located on federal and tribal lands, also issued rules imposing standards on hydraulic fracturing operations which targeted groundwater protection by updating the requirements for well-bore integrity, wastewater disposal and public disclosure of chemicals during hydraulic fracturing operations. The BLM rescinded the hydraulic fracturing rule on December 29, 2017. However, the rescission is subject to pending litigation on appeal to the United States Court of Appeals for the Ninth Circuit.

Crude oil production is transported by a diverse mix of pipeline, trucking and rail, all of which are subject to various regulatory risks. For example, regulations concerning the usage of certain types of tank cars that transport crude oil and NGLs by rail in the United States have been enacted, and this could increase the cost of utilizing rail to transport crude oil or NGLs.

The Company believes that, in all material respects, they and the operators of their non-operated properties are in compliance with, and have complied with, all applicable environmental laws and regulations. The Company has made and will continue to make expenditures in its efforts to comply with all environmental regulations and requirements. Alpine Summit consider these a normal, recurring cost of its ongoing operations and not an extraordinary cost of compliance with governmental regulations. Alpine Summit believes that its continued compliance with existing requirements has been accounted for and will not have a material and adverse impact on its financial condition, results of operations and operating cash flows. However, the Company cannot predict the passage of or quantify the potential impact of any more stringent future laws and regulations at this time.

Climate Change Regulation

United States

Both Canada and the United States were part of the United Nations Framework Convention on Climate Change ("UNFCCC") meeting in Paris in 2015. The UNFCCC has instigated numerous policy experiments with respect to climate governance. On April 22, 2016, 197 countries signed the Paris Agreement, committing to prevent global temperatures from rising more than 2° Celsius above pre-industrial levels and to pursue efforts to limit this rise to no more than 1.5° Celsius. As of January 1, 2019, 184 of the 197 parties to the convention had ratified the Paris Agreement. However, in June of 2017, the United States announced its intention to withdraw from the Paris Agreement, delivering written notice of such to the United Nations on August 4, 2017. Although the United States announced its withdrawal from the Paris Agreement, federally the EPA has issued emissions regulations pursuant to the Clean Air Act that establish a reporting program for carbon dioxide, methane and other greenhouse gas ("GHG") emissions. It has also established a permitting program for certain large GHG emissions sources. In 2021, the United States rejoined the Paris Agreement.

With respect to the permitting program, on December 15, 2009, the EPA published its final findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and welfare of current and future generations. These findings allow the EPA to adopt and implement regulations that would restrict GHG emissions under existing provisions of the federal Clean Air Act.

One such regulation establishes GHG emission thresholds that determine when stationary industrial sources must obtain permits under the Prevention of Significant Deterioration ("PSD") and Title V Operating Permit programs of the Clean Air Act (the "Tailoring Rule"). The permitting requirements of the PSD program apply only to newly- constructed or modified major sources of GHG emissions. Obtaining a PSD permit requires state and local permitting agencies to ensure that a source adopts the best available control technology ("BACT") for those regulated pollutants that are emitted in certain quantities.

The Tailoring Rule established a phased in approach to provide time for large industrial facilities and state governments to develop the capacity to implement permitting requirements for GHG emissions. But on June 23, 2014, the Unites States Supreme Court ruled that the EPA cannot treat GHGs as an air pollutant for the purposes of determining whether a source is a major source required to obtain a PSD or title V permit. However, PSD permits that are otherwise required based on emissions of other pollutants (referred to as "anyway sources") may continue to impose limitations on GHG emissions based on BACT.

With respect to reporting GHG emissions, on November 30, 2010, the EPA published a final rule that expands its rule on mandatory reporting of GHG emissions to include owners and operators of petroleum and natural gas systems with GHG emissions above certain threshold levels (25,000 tons or more of GHG emissions per year). And with respect to permitting, there has been considerable uncertainty surrounding regulation of methane emissions in the United States. As described in the Environmental Regulation section, in 2012 and 2016, the EPA published final regulations under the Clean Air Act establishing new source performance standards ("NSPS") for reduction of volatile organic compounds and methane from certain new, modified or reconstructed oil and natural gas facility sources. The EPA under former President Trump's administration took several measures to delay or restrict implementation of those standards, including publishing in September 2020 final rule policy and technical amendments to the NSPS, for stationary sources of air emissions. In particular, the policy amendments removed the transmission and storage sector from the regulated source category and rescinded methane and volatile organic compound requirements for the remaining sources, and the technical amendments included changes to fugitive emissions monitoring and repair schedules for gathering and boosting compressor stations and low-production wells, recordkeeping and reporting requirements, and more. Various states, industry groups and environmental groups are challenging both the 2016 rules and the 2020 rules (that sought to roll back the 2016 rules). On January 20, 2021, President Biden issued an executive order directing the EPA to reconsider the technical amendments and issue a proposed rule suspending, revising or rescinding those amendments by no later than September 2021. The EPA also might reconsider the policy amendments. While the 2012, 2016 and 2020 rules have applied to certain new, modified or reconstructed sources, the executive order also directed the establishment of new methane and volatile organic compound standards applicable to existing oil and natural gas operations, including the production, transmission, processing and storage segments. There is uncertainty in the industry regarding whether the EPA has authority under Section 111 of the Clean Air Act to make such regulations applicable to existing-instead of new-sources.

While the US Congress has considered numerous legislative initiatives to reduce or tax GHG emissions, to date no laws in that regard have been enacted. On a state level, some states have enacted laws concerning GHG emissions. See "Risk Factors - Climate Change".

The adoption and implementation of any regulations imposing reporting obligations on, or limiting GHG emissions from, the Company's operations, and the equipment utilized in those operations, could have a material adverse effect on its results of operations, cash flows and financial condition. Depending on the legislation or regulatory programs that may be adopted to address GHG emissions in the future, the Company could be required to incur costs to reduce GHG emissions resulting from its operations and could be required to purchase and surrender allowances for GHG emissions associated with its operations or the oil and natural gas that the Company produces. Although the Company does not anticipate that it would be impacted to a greater degree than other similarly situated producers of oil and natural gas, a stringent GHG emissions control program could have an adverse effect on its cost of doing business and could reduce demand for the oil and natural gas it produces.

RISK FACTORS

Investors should carefully consider the risk factors set out below and consider all other information contained herein and in the Company's other public filings before making an investment decision. The risks set out below are not an exhaustive list and should not be taken as a complete summary or description of all the risks associated with the Company's business and the oil and natural gas business generally.

Crude Oil and Natural Gas Prices and General Economic Conditions

The Company's financial results are largely dependent on the prevailing prices of crude oil and natural gas. Crude oil and natural gas prices are subject to fluctuations in supply, demand, market uncertainty and other factors that are beyond the Company's control. This can include but is not limited to: the global and domestic supply of and demand for crude oil and natural gas; global and North American economic conditions; the actions of the Organization of Petroleum Exporting Countries ("OPEC") or individual producing nations; the Russian invasion of Ukraine; government regulation; political stability; the ability to transport commodities to markets; developments related to the market for liquefied natural gas; the availability and prices of alternate fuel sources; and weather conditions. In addition, significant growth in crude oil and natural gas production in the United States has resulted in pressure on transportation and pipeline capacity which contributes to fluctuations in prices. All of these factors are beyond the Company's control and can result in a high degree of price volatility.

Fluctuations in the price of commodities and associated price differentials affect the value of the Company's assets and the Company's ability to pursue its business objectives. Prolonged periods of low commodity prices and volatility may also affect the Company's ability to meet guidance targets and its financial obligations as they come due. Any substantial and extended decline in the price of crude oil and natural gas could have an adverse effect on the Company's reserves, borrowing capacity, revenues, profitability and funds flow and may have a material adverse effect on the Company's business, financial condition, results of operations, prospects and the level of expenditures for the development of crude oil and natural gas reserves. This may include delay or cancellation of existing or future drilling or development programs or curtailment in production as the economics of producing from some wells may become impaired.

In addition, bank borrowings available to the Company are, in part, determined by the value of the Company's assets. A sustained material decline in commodity prices from historical average prices could reduce the value of the Company's assets, therefore reducing the bank credit available to the Company which could require that a portion, or all, of the Company's bank debt be repaid, as well as curtailment of the Company's investment programs.

The Company conducts regular assessments of the carrying amount of its assets in accordance with IFRS. If crude oil and natural gas prices decline significantly and remain at low levels for an extended period of time, the carrying amount of the Company's assets may be subject to impairment.

Market conditions which include global crude oil and natural gas supply and demand and global events including the Russian invasion of Ukraine; actions taken by OPEC, Russia's withdrawal from OPEC, sanctions against Russia, Iran and Venezuela, slowing growth in China and emerging economies, weakening global relationships, isolationist and punitive trade policies, shale production in the United States, sovereign debt levels and political upheavals in various countries including growing anti-fossil fuel sentiment, the outbreak of COVID-19 and the price war between Saudi Arabia and Russia have caused significant volatility in commodity prices. In addition, continued hostilities in the Middle East and the occurrence or threat of terrorist attacks, including attacks on crude oil infrastructure in crude oil producing nations, in the United States or other countries could adversely affect the economies of the United States and other countries. These events and conditions have caused a significant reduction in the valuation of crude oil and natural gas companies and a decrease in confidence in the future of the crude oil and natural gas industry.

Nature of Business

An investment in the Company should be considered highly speculative due to the nature of the Company's involvement in the acquisition, development, production and marketing of, oil and gas reserves in a developing country and its current stage of development. Oil and gas operations involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil will be discovered or acquired by the Company, or that the Company will be able to successfully exploit its current reserves.

Property Development

Alpine Summit's development programs require sophisticated and scarce technical skills as well as capital and access to land and oilfield service equipment. The Company endeavours to minimize the associated risks by ensuring that:

  activity is focused in core regions where internal expertise and experience can be applied;

  prospects are internally generated;

  development drilling is in areas where there is immediate or near-term access to facilities, pipelines and markets or where construction of necessary infrastructure is within the Company's financial capacity; and

  the Company acts as operator, which enables the Company to generally control the timing, cost and technical content of its exploration and development programs.

Nevertheless, drilling and completing a well may not result in the discovery of economic reserves, or a well may be rendered uneconomic by commodity price declines or an increasing cost structure. In addition, the Company's investment program is currently focused on development of the Austin Chalk/Eagle Ford properties, resulting in asset concentration risk.

Commodity Price Fluctuations

When the Company identifies hydrocarbons of sufficient quantity and quality and successfully brings them on stream, it faces a pricing environment which is volatile and subject to a myriad of factors, largely out of the Company's control. Low prices for the Company's expected primary products will have a material effect on the Company's funds flow and profitability and thus re-investment capacity, and hence ultimate growth potential. Low prices also limit access to capital, both equity and debt. The Company in part mitigates the risk of pricing volatility through the use of risk management contracts, such as puts, fixed priced sales, swaps, collars and similar contracts. However, access to such commodity price protection instruments may not be available in future periods, or available only at a cost considered to be uneconomic.

Adverse Well or Reservoir Performance

Changes in productivity in wells and areas developed by the Company could result in termination or limitation of production, or acceleration of decline rates, resulting in reduced overall corporate volumes and revenues. In addition, wells drilled by the Company tend to produce at high initial rates followed by rapid declines until a flattening decline profile emerges. There is a risk that the decline profile which eventually emerges for newly drilled wells is sub-economic.

Field Operations

Alpine Summit's current and future development and production activities involve the use of heavy equipment and the handling of volatile liquids and gases. Catastrophic events, regardless of cause or responsibility, such as well blowouts, explosions and fires within pipeline, gathering, or facility infrastructure, as well as failure of gathering systems or mechanical equipment, could lead to releases of liquids or gases, spills of contaminants, personal injuries and death, damage to the environment, as well as uncontrolled cost escalation. With support from suitably qualified external parties, the Company has developed and implemented policies and procedures to mitigate environmental, health and safety risks. These policies and procedures include the use of formal corporate policies, emergency response plans, and other policies and procedures reflecting what management considers to be best oilfield practices. These policies and procedures are subject to periodic review. The Company also manages environmental and safety risks by maintaining its operations to a high standard and complying with all state and federal environmental and safety regulations. Nevertheless, application of best practices to field operations serves only to mitigate, not eliminate, risk. The Company maintains industry-specific insurance policies, including environmental damage and control of well, on important owned drilled locations and specific equipment. Although the Company believes its current insurance coverage corresponds to industry standards, there is no guarantee that such coverage will be available in the future, and if it is, at a cost acceptable to the Company, or that existing coverage will necessarily extend to all circumstances or incidents resulting in loss or liability.

Industry Capacity Constraints

The collapse in prices for crude oil and natural gas, in a historical context, has reduced field activity and thus concerns over access to equipment and services. Further, service costs have fallen in recent years and remain relatively stable. Nevertheless, periods of high field activity can result in shortages of services, products, equipment, or manpower in many or all of the components of the development cycle. Increased demand leads to higher land and service costs during peak activity periods. In addition, access to transportation and processing facilities may be difficult or expensive to secure. Alpine Summit's competitors include companies with far greater resources, including access to capital and the ability to secure oilfield services at more favourable prices and to build out operations on a scale which lowers the economic threshold for exploitation of a resource. The Company competes by maintaining a large inventory of self-generated development locations, by acting as operator where possible, and through facility access and ownership. The Company also seeks to carefully manage key supplier relationships. Declines in commodity prices should, in principle, result in lower service costs; however, this may be offset by service providers choosing to retire equipment rather than operate at sub-optimum prices, or ceasing business altogether.

Capital Programs

Capital expenditures are designed to accomplish two main objectives, being the generation of short and medium term funds flow from development activities, and expansion of future funds flow from the identification of or further development of reserves. The Company focuses its activity in core areas, which allows it to leverage its experience and knowledge, and acts as operator wherever possible. The Company may use farm-outs to minimize risk on plays it considers higher risk or where total capital invested exceeds an acceptable level. In addition, the Company may enter into risk management contracts in support of capital programs, and to manage future debt levels. Generally, capital programs are financed from operating cash flows, disciplined use of debt, development partnerships and occasionally, equity. Failure to develop producing wells or to sell production at a reasonable price and thus maintain an acceptable level of funds flow, will result in the exhaustion of available financial resources and will require the Company to seek additional capital which may not be available, or only available on unacceptable terms, or terms highly dilutive to existing shareholders. In addition, credit availability from the Company's bankers is also necessary to support capital programs and any changes to credit arrangements may have an effect on both the size of the Company's future capital programs and the timing of expenditures. As the banking facility available to the Company is based on future funds flows from existing production, falling commodity prices will likely have an effect on borrowing availability.

Global Health Crises and the Effects of Pandemics

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises. In December 2019, COVID-19 was reported to have surfaced in Wuhan, China; on January 30, 2020, the World Health Organization ("WHO") declared the outbreak a global health emergency; and on March 11, 2020 the WHO declared the outbreak of COVID-19 a global pandemic. The outbreak has spread exponentially throughout the world and despite the development and early stage deployment of vaccines, a second wave is underway with numerous variants that have since emerged. The spread of COVID-19 has led companies and various jurisdictions to impose restrictions such as quarantines, business closures and domestic and international travel restrictions. The duration of the business disruptions internationally and related financial effect cannot be reasonably estimated at this time. Similarly, the Company cannot estimate whether or to what extent this pandemic and the potential financial effect may extend to countries outside of those currently affected.

Such public health crises can result in volatility and disruptions in the supply, demand and pricing for crude oil and natural gas, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation. In particular, crude oil prices significantly weakened in 2020 in response to the outbreak of COVID-19. The risks to the Company of such public health crises also include risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations affected by an outbreak. This could include the Company's wells and facilities and/or third-party facilities and pipelines used by the Company. While there has been little to no disruption to date on the Company's operations, the extent to which COVID-19 may affect the Company in the future is uncertain; it is possible that COVID-19 may have a material adverse effect on the Company's business, results of operations and financial condition.

At this point, the extent to which COVID-19 may continue to affect the Company is uncertain; however, it is possible that the ongoing COVID-19 pandemic may have a material adverse effect in the future on the Company's business, results of operations and financial condition. If subsequent waves or additional variants of COVID-19 emerge which are more transmissible or cause more severe disease, or if other diseases emerge with similar effects, there may be further adverse impacts on the economy, commodity prices, and the Company's operations.

Access to Debt and Equity

The Company assesses its funds flow and borrowing capacity is sufficient to fund its existing capital budget. Nevertheless, funding is finite and investment must result in production being brought on stream, followed by the generation of funds flow and the identification of proved plus probable reserves. Alpine Summit entered into the Goldman Sachs Facility in late 2020 and the October 2021 Facility, which was later replaced by the March 2022 Facility, which was put into place in order to provide the Company with additional working capital flexibility.

Although equity is another source of financing, the Company is exposed to changes in the equity markets, which could result in equity not being available, or only available under conditions which are unacceptably dilutive to existing shareholders. The inability of the Company to develop profitable operations, with the consequent exclusion from debt and equity markets, may result in the Company curtailing or suspending operations.

Markets and Marketing

Markets for future production of crude oil and natural gas are outside the Company's capacity to control or influence and can be affected by events such as weather, climate change, regulation, regional, national and international supply and demand imbalances, facility and pipeline access, geopolitical events, currency fluctuation, introduction of new or termination of existing supply arrangements, as well as downtime due to maintenance or damage, either to owned or third-party facilities and pipelines. The Company will attempt to mitigate these risks as follows:

  Properties are developed in areas where there is access to processing and pipeline or other transportation infrastructure, and, where possible, owned by the Company.

  The Company will delay drilling or tie-in of new wells or shut-in production if acceptable pricing cannot be realized.

Development and Production Risks

Oil and natural gas development involves a high degree of risk and there is no assurance that expenditures made on development by the Company will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing a drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil reserves. No assurance can be given that the Company will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas development may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow outs, cratering, sour gas releases, fires, spills or leaks. These risks could result in personal injury, loss of life, and environmental or property damage. Any of the aforementioned risks could have a material adverse effect on the Company's future results of operations, liquidity and financial conditions.

Costs of Production

Production of crude oil and natural gas reserves at an acceptable level of profitability may not be possible during periods of low commodity prices. The Company will attempt to mitigate this risk by focusing on higher netback opportunities and will act as operator where possible, thus allowing the Company to manage costs, timing, method and marketing of production. Production risk is also addressed by concentrating field activity in regions where infrastructure is or will be Alpine Summit owned, or readily accessible at an acceptable cost. In periods of low commodity prices the Company will shut in production, either temporarily or permanently, if netbacks are sub-economic.

Production is also dependent in part on access to third-party facilities and pipelines with the result that production may be reduced by outages, accidents, maintenance programs, pro-rationing and similar interruptions outside of the Company's control.

Transportation of gas to processing facilities and to market is similarly exposed to the extent that the required capacity is not covered by contract. In addition, contracts for processing or pipeline access are for a fixed term and may not be renewed or may be renewed under more onerous terms.

Financial and Liquidity Risks

The Company faces a number of financial risks over which it has no control, such as commodity prices, exchange rates, interest rates, access to credit and capital markets, as well as changes to government regulations and tax and royalty policies. The Company uses the following guidelines to address financial exposure:

  Internal funds flow provides the initial source of funding on which the Company's capital expenditure program is based.

  Debt, if available, may be utilized to expand capital programs, including acquisitions, when it is deemed appropriate and where debt retirement can be controlled. The Company measures debt levels against current or near-term funds flow. If the debt-to-funds-flow ratio becomes unacceptably high, capital programs will be postponed, assets sold or farmed out or other measures taken to bring debt levels down.

  Interest rate contracts, if available, may be used to manage fluctuations in interest rate.

  Equity, if available on acceptable terms, may be raised to fund acquisitions and capital programs.

  Farm-outs of projects may be arranged if management considers that the capital requirements of a project are excessive in the context of the Company's resources, or where the project affects the Company's risk profile, or where the project is of lower priority.

  Risk management contracts, if available, may be used to manage commodity price volatility when the Company has capital programs, including acquisitions, whose cost exceeds near-term projected funds flow and where capital programs involve longer-term commitments.

  The Company will also sell assets at an acceptable price if the proceeds can be redeployed in properties offering a higher netback or greater development potential.

Although these guidelines result in conservative management of the Company's finances, they cannot eliminate the financial risks the Company faces.

Changes in Government Regulations, Royalties and Policies

In the United States the energy industry is subject to scrutiny, frequently hostile, by political and environmental groups. This may lead to increased regulation and increased compliance costs. In particular, there is a risk that existing royalty incentive programs could be terminated or amended, royalty or income tax rates could be increased, rules and regulations around well licensing or surface access could be changed, horizontal drilling and hydraulic fracturing could be subject to increased oversight or regulation.

Alpine Summit is a Holding Company

Alpine Summit is a holding company and essentially all of its assets are its indirect ownership of Origination. As a result, investors in Alpine Summit will be subject to the risks attributable to Origination and its subsidiaries. As a holding company, Alpine Summit conducts substantially all of its business through Origination and its subsidiaries, which generate substantially all of its revenues. Consequently, Alpine Summit's cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of Origination and its subsidiaries. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Company's subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before Alpine Summit, which may have an adverse effect on the business, prospects, result of operation and financial condition of Alpine Summit.

Health and Safety

The Company is subject to labor and health and safety laws and regulations, at a national, state and local level in the United States, that govern, among other things, the relationship between the Company and its employees and the health and safety of the Company's employees. For example, the Company is required to adopt certain measures to safeguard the health and safety of its employees, as well as third parties, in its facilities. In the event that compliance by the Company with such requirements is reviewed by the applicable authorities and a decision that the Company violated any labor laws, results from such review, the Company may be exposed to penalties and sanctions, including the payment of fines and, depending on the level of severity of the infraction, exposed to the closure of its facilities and/or stoppage of its operations and the cancellation or suspension of governmental registrations, authorizations and licenses, any one of which may result in interruption or discontinuity of activities in the Company's facilities, and materially and adversely affect the Company.

Insurance

The Company's involvement in the development of oil and gas properties may result in the Company becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although the Company has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks or additional risks may not, in all circumstances be insurable or, in certain circumstances, the Company may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or for other reasons. The payment of such uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Company's financial position, results of operations or prospects.

Project Risks

Project delays, should they occur, may delay expected revenues from operations and could also have other negative consequences for the Company. Further, project cost estimates may not be accurate due to several factors, and significant project cost over-runs could make a project uneconomic. The Company's ability to execute projects and market oil will depend upon numerous factors beyond the Company's control, including: the availability of processing capacity; the availability and proximity of pipeline capacity or other means of transport; the availability of storage capacity; the supply of and demand for oil and natural gas; the availability of alternative fuel sources; the effects of inclement weather; the availability of drilling and related equipment; unexpected cost increases; accidental events; currency fluctuations; changes in regulations; the availability and productivity of skilled labour; and the regulation of the oil and natural gas industry by various levels of government and governmental agencies. Because of these factors, the Company could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil that it produces. Consequently, any of the aforementioned factors could have a material adverse effect on the Company's business, cash flows, financial position, results of operations or prospects.

Infrastructure, Availability of Drilling Equipment and Access Restrictions

Crude oil and natural gas development and production activities depend, to one degree or another, on adequate infrastructure and the availability of drilling and related equipment in the particular areas where such activities will be conducted. Reliable roads, bridges, barge access along rivers, power sources, water supply and disposal facilities are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Company. If the Company is unable to obtain, or unable to obtain without undue cost, drilling rigs, equipment, supplies or personnel, its development and production operations could be delayed or adversely affected. Furthermore, pipeline and trucking operations are subject to uncertainty and lack of availability, due to mechanical and/or social issues. Oil and natural gas pipelines and truck transport travel through miles of territory and are subject to the risk of diversion, destruction or delay. Transportation of oil with barges could also be subject to similar risks. Further, the Company operates in remote areas and may rely on helicopter, boats or other transportation methods. Some of these transport methods may result in increased levels of risk and could lead to operational delays which could affect the Company's ability to add to its resource base and produce oil and could have a significant impact on its reputation or cash flow. Additionally, some required equipment may be difficult to obtain in the Company's areas of operations, which could hamper or delay operations, and could increase the cost of those operations.

Transportation Capacity Constraints.

The marketability of production depends in part on the availability, proximity and capacity of gathering and transportation pipeline facilities, rail cars and trucks. These facilities and equipment may be temporarily unavailable to the Company due to market conditions, regulatory reasons, mechanical reasons or other factors or conditions, and may not be available in the future on terms the Company considers acceptable, if at all. If any pipelines, rail cars, or trucks become unavailable, the Company would, to the extent possible, be required to find a suitable alternative to transport crude oil and condensate, NGLs and natural gas, which could increase the costs and/or reduce the revenues the Company might obtain from the sale of production. A pipeline shutdown could also have an impact on safety because it would require the use of additional trucks, rail cars and personnel. In addition, both the cost and availability of pipelines, rail cars, or trucks to transport production could be adversely impacted by new state or federal regulations relating to transportation of crude oil. Any significant change in market, regulatory or other conditions affecting access to, or the availability of, these facilities and equipment, including due to failure or inability to obtain access to these facilities and equipment on terms acceptable to the Company or at all, could materially and adversely affect business and, in turn, financial condition and results of operations.

Restrictions and Costs Related to Water and Waste Disposal

The Company may be subject to regulation that restricts ability to discharge water produced as part of production operations. Productive zones frequently contain water that must be removed in order for the oil and natural gas to produce, and ability to remove and dispose of sufficient quantities of water from the various zones will determine whether the Company can produce oil and natural gas in commercial quantities. The produced water must be transported from the leasehold and/or injected into disposal wells. The availability of disposal wells with sufficient capacity to receive all of the water produced from wells may affect the ability to produce wells. Also, the cost to transport and dispose of that water, including the cost of complying with regulations concerning water disposal, may reduce profitability. Where water produced from projects fails to meet the quality requirements of applicable regulatory agencies, wells produce water in excess of the applicable volumetric permit limits, the disposal wells fail to meet the requirements of all applicable regulatory agencies, or the Company is unable to secure access to disposal wells with sufficient capacity to accept all of the produced water, the Company may have to shut in wells, reduce drilling activities, or upgrade facilities for water handling or treatment.

The costs to dispose of this produced water may increase if any of the following occur:

• the Company cannot obtain future permits from applicable regulatory agencies;

• water of lesser quality or requiring additional treatment is produced;

• wells produce excess water;

• new laws and regulations require water to be disposed in a different manner; or

• costs to transport the produced water to the disposal wells increase.

The disposal of fluids gathered from oil and natural gas producing operations in underground disposal wells has been pointed to by some groups and regulators as a potential cause of increased induced seismic events in certain areas of the country, particularly in Oklahoma, Texas, Colorado, Kansas, New Mexico and Arkansas. Several states have adopted or are considering adopting laws and regulations that may restrict or otherwise prohibit oilfield fluid disposal in certain areas or underground disposal wells, and state agencies implementing those requirements may issue orders directing certain wells in areas where seismic incidents have occurred to restrict or suspend disposal well operations or impose standards related to disposal well construction and monitoring. While the Company cannot predict the ultimate outcome of these actions, any action that temporarily or permanently restricts the availability of disposal capacity for produced water or other oilfield fluids may increase costs or have other adverse impacts on operations.

Strategic and Business Relationships

The ability of the Company to successfully bid on and acquire additional properties, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements will depend on developing and maintaining effective working relationships with industry participants and on the Company's ability to select and evaluate suitable partners and to consummate transactions in a highly competitive environment. These relationships are subject to change and may impair the Company's ability to grow.

To develop the Company's business, it may enter into strategic and business relationships, which may take the form of joint ventures with other parties or with local government bodies, or contractual arrangements with other oil and gas companies, including those that supply equipment and other resources that the Company may use in its business. The Company may not be able to establish these business relationships or, if established, it may not be able to maintain them. In addition, the dynamics of the Company's relationships with strategic partners may require the Company to incur expenses or undertake activities it would not otherwise be inclined to take to fulfill its obligations to these partners or maintain its relationships. If the Company fails to make the cash calls required by its joint venture partners in the joint ventures it does not operate, the Company may be required to forfeit its interests in joint ventures. If the Company's strategic relationships are not established or maintained, its business prospects may be limited, which could diminish its ability to conduct its operations.

Capital Requirements and Liquidity

The Company's operations are highly capital intensive, and the Company anticipates that it will make substantial capital expenditures for the acquisition, development and production of oil and natural gas reserves in the future, including in relation to its assets. The Company may therefore require additional funding in the future to cover working capital and investment needs. Should the Company not be able to obtain such funding on favorable terms, or at all, the Company may, inter alia, be forced to reduce or delay capital expenditures, sell assets on unfavorable terms or to restructure or refinance its debt. Failure to obtain funding could also cause the Company to forfeit its interest in certain properties and to miss certain acquisition opportunities. Any of the aforementioned could have a material adverse effect on the Company's business, results of operations, prospects and financial condition.

Dividends

The declaration and payment of future dividends (and the amount thereof) is subject to the discretion of the Board of Directors and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, the financial condition of the Company, production levels, results of operations, capital expenditure requirements, working capital requirements, debt service requirements, operating costs, foreign exchange rates, interest rates, contractual restrictions, the Company's hedging activities or programs, available investment opportunities, the Company's business plan, strategies and objectives, the satisfaction of the solvency and liquidity tests imposed by the BCBCA for the declaration and payment of dividends and other factors that the Board of Directors may deem relevant. Depending on these and various other factors, many of which are beyond the control of the Company, the dividend policy of the Company may vary from time to time and, as a result, future cash dividends could be reduced or suspended entirely.

Pursuant to the BCBCA, the Company may not declare or pay a dividend if there are reasonable grounds for believing that: (i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of its outstanding shares.

Dividends may be reduced or suspended during periods of lower cash flow from operations. The timing and amount of the Company's capital expenditures, and the ability of the Company to repay or refinance debt as it becomes due, directly affects the amount of cash dividends that may be declared by the Board of Directors. Future acquisitions, expansions of the Company's assets, and other capital expenditures and the repayment or refinancing of debt as it becomes due may be financed from sources such as cash flow from operations, the issuance of additional shares or other securities of the Company, and borrowings. Dividends may be reduced, or even eliminated, at times when significant capital or other expenditures are made. There can be no assurance that sufficient capital will be available on terms acceptable to the Company, or at all, to make additional investments, fund future expansions or make other required capital expenditures. To the extent that external sources of capital, including the issuance of additional shares or other securities or the availability of credit facilities, become limited or unavailable on favourable terms or at all due to credit market conditions or otherwise, the ability of the Company to make the necessary capital investments to maintain or expand its operations, to repay debt and to invest in assets, as the case may be, may be impaired. To the extent the Company is required to use cash flow from operations to finance capital expenditures or acquisitions or to repay debt as it becomes due, the cash available for dividends may be reduced and the level of dividends declared may be reduced or suspended entirely.

Over time, the Company's capital and other cash needs may change significantly from its current needs, which could affect whether the Company pays dividends and the amounts of dividends, if any, it may pay in the future. If the Company pays dividends, it may not retain a sufficient amount of cash to finance external growth opportunities, meet any large unanticipated liquidity requirements or fund its activities in the event of a significant business downturn.

The market value of the Company's securities may deteriorate if dividends are reduced or suspended. Furthermore, the future treatment of dividends for tax purposes will be subject to the nature and composition of dividends paid by the Company and potential legislative and regulatory changes.

Certain Tax Risks

The following is a discussion of certain material tax risks associated with the acquisition and ownership of Subordinate Voting Shares. This Annual Information Form does not discuss risks associated with any applicable state, provincial, local or foreign tax laws. The tax related information in this Annual Information Form does not constitute tax advice and is for informational purposes only. For advice on tax laws applicable to a shareholder's individual tax situation, shareholders should seek the advice of their tax advisors. Each prospective shareholder is urged to review this Annual Information Form in its entirety and to consult his or her own tax advisors with respect to the federal, state, provincial, local and foreign tax consequences arising in connection with the acquisition and ownership of shares of the Company.

Tax Classification of the Company

Although the Company is and will continue to be a Canadian corporation, the Company should be treated as a United States corporation for United States federal income tax purposes under Section 7874 of the Code and should be subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes and regardless of any application of Section 7874 of the Code, the Company will be treated as being resident in Canada under the Income Tax Act (Canada) ("Tax Act") and be subject to Canadian federal income tax on its worldwide income. As a result, the Company is anticipated to be subject to taxation both in Canada and the United States which could have a material adverse effect on its financial condition and results of operations.

Dividends received by shareholders who are residents of Canada for purposes of the Tax Act generally must be included in the shareholder's income for Canadian tax purposes and will also be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of U.S. withholding tax under the Canada-United States tax treaty. In addition, a foreign tax credit or a deduction under the Tax Act in respect of any U.S. withholding tax may not be available for such Canadian shareholders.

Dividends received by U.S. shareholders will not be subject to U.S. withholding tax, but will be subject to Canadian withholding tax. For U.S. federal income tax purposes, a U.S. shareholder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid to the shareholder during the year. Dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax. Subject to certain limitations, a U.S. shareholder should be able to claim a deduction for the U.S. shareholder's Canadian tax paid, provided that the U.S. shareholder has not elected to credit other foreign taxes during the same taxable year.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to both U.S. and Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. or Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

Because the Subordinate Voting Shares will be treated as shares of a U.S. domestic corporation, the U.S. gift, estate and generation-skipping transfer tax rules generally apply to a non-U.S. shareholder of Subordinate Voting Shares.

As a U.S. domestic corporation for U.S. federal income tax purposes, the taxation of the Company's non-U.S. shareholders upon a disposition of Subordinate Voting Shares generally depends on whether the Company is classified as a United States real property holding corporation (a "USRPHC") under the Code. The Company expects that it may be classified as a USRPHC for the foreseeable future. Accordingly, it is expected that non-U.S. shareholders will generally be subject to U.S. federal income tax at graduated tax rates as if the gain or loss realized on any disposition of Subordinate Voting Shares was effectively connected with the conduct of a U.S. trade or business, unless the Subordinate Voting Shares were "regularly traded on an established securities market" within the meaning of Section 897 of the Code during such period under the rules set forth in Treasury Regulations, in which case non-U.S. shareholders whose holdings (actually and constructively) at all times during the shorter of the five-year period ending on the date of disposition and such non-U.S. shareholder's holding period for the Subordinate Voting Shares constituted 5% or less of Alpine's Subordinate Voting Shares would generally not be subject to such U.S. federal income tax. Alpine's Subordinate Voting Shares are listed on the TSXV and traded on the OTCQB. There can be no assurance that the Subordinate Voting Shares will satisfy such regularly traded exception at any particular point in the future.

Changes in tax laws may affect the Company and its Shareholders

There can be no assurance that the Canadian and U.S. federal income tax treatment of the Company or an investment in the Company will not be modified, prospectively or retroactively, by legislative, judicial or administrative action, in a manner adverse to the Company or its Shareholders.

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or its Shareholders. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company's financial performance and the value of Subordinate Voting Shares. In particular, new proposed legislation known as the "Build Back Better Act" is under consideration within both houses of U.S. Congress. The proposed legislation includes, without limitation, new corporate minimum income taxes. If enacted, most of the proposals would be effective for 2022 or later years. The proposed legislation remains subject to change, and its impact on the Company and purchasers of Subordinate Voting Shares is uncertain

Risks Relating to the Company's Organizational Structure

The Company's principal asset is an indirect interest in Origination and, accordingly, the Company depends on distributions from Origination to pay its taxes and expenses. Origination's ability to make such distributions may be subject to various limitations and restrictions

The Company is a holding Company and will have no material assets other than its indirect ownership of Origination units. As such, the Company has no independent means of generating revenue or cash flow. Moreover, the Company's ability to pay its taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Origination and its subsidiaries and distributions it receives indirectly from Origination. There can be no assurance that Origination and its subsidiaries will generate sufficient cash flow to distribute funds to the Company or that applicable state law and contractual restrictions will permit such distributions.

Origination will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to the holders of Origination Class A Voting Units and Class B Non-Voting Units. Accordingly, holders of Origination Class A Voting Units and Class B Non-Voting Units will incur income taxes on their allocable share of any net taxable income of Origination. Origination is obligated to make tax distributions to holders of Origination Class A Voting Units and Class B Non-Voting Units. Blocker intends, as its manager, to cause Origination to make cash distributions to the owners of Origination Class A Voting Units and Class B Non-Voting Units in an amount sufficient to fund their tax obligations in respect of taxable income allocated to them, and make cash payments to cover the operating expenses of Blocker and the Company, including payments under the Tax Receivable Agreement. However, Origination's ability to make such distributions and payments may be subject to various limitations and restrictions, such as restrictions on distributions and payments that would either violate any contract or agreement to which Origination is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Origination insolvent. If the Company does not have sufficient funds to pay tax or other liabilities or to fund its operations, it may have to borrow funds, which could materially adversely affect its liquidity and financial condition and subject it to various restrictions imposed by any such lenders. In addition, if Origination does not have sufficient funds to make distributions, the Company's ability to declare and pay cash dividends will also be restricted or impaired.

The Tax Receivable Agreement with Origination, Blocker and the Tax Receivable Recipients (as defined below) requires Blocker to make cash payments to the Tax Receivable Recipients in respect of certain tax benefits to which Blocker may become entitled, and Blocker expects that the payments Blocker will be required to make may be substantial

Blocker is a party to the Tax Receivable Agreement with Origination, the Initial Holder and certain executive employees (the Initial Holder and executive employees party to the Tax Receivable Agreement, the "Tax Receivable Recipients"). Under the Tax Receivable Agreement, Blocker will be required to make cash payments to the Tax Receivable Recipients equal to 85% of the tax benefits, if any, that Blocker actually realizes, or in certain circumstances is deemed to realize, as a result of: (i) the increases in its share of the tax basis of assets of Origination resulting from any redemptions or exchanges of Class B Non-Voting Units, and (ii) certain other tax benefits related to Blocker making payments under the Tax Receivable Agreement. Although the actual timing and amount of any payments that Blocker makes to the Tax Receivable Recipients under the Tax Receivable Agreement will vary, it expects those payments may be significant. Any payments made by Blocker to the Tax Receivable Recipients under the Tax Receivable Agreement may generally reduce the amount of overall cash flow that might have otherwise been available to it. Furthermore, Blocker's future obligation to make payments under the Tax Receivable Agreement could make the Company a less attractive target for an acquisition.

The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of redemptions and exchanges by the holders of Class B Non-Voting Units, the amount of gain recognized by such holders of Class B Non-Voting Units, the amount and timing of the taxable income Blocker generates in the future, and the federal tax rates then applicable.

The Company's organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Tax Receivable Recipients that will not benefit the holders of Subordinate Voting Shares, Multiple Voting Shares or Proportionate Voting Shares to the same extent as it will benefit the Tax Receivable Recipients.

The Company's organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Tax Receivable Recipients that will not benefit the holders of Subordinate Voting Shares, Multiple Voting Shares or Proportionate Voting Shares to the same extent as it will benefit the Tax Receivable Recipients. Origination will be a party to the Tax Receivable Agreement with Blocker, and the Tax Receivable Recipients and it will provide for the payment by Blocker to the Tax Receivable Recipients of 85% of the amount of tax benefits, if any, that it actually realizes, or in some circumstances is deemed to realize, as a result of (i) the increases in the tax basis of assets of Origination resulting from any redemptions or exchanges of Class B Non-Voting Units from the holders thereof as described under Article XI of the A&R LLC Agreement, and (ii) certain other tax benefits related to Blocker making payments under the Tax Receivable Agreement.

In certain cases, payments under the Tax Receivable Agreement to the Tax Receivable Recipients may be accelerated or significantly exceed the actual benefits Blocker realizes in respect of the tax attributes subject to the Tax Receivable Agreement

The Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control or if, at any time, Blocker elects an early termination of the Tax Receivable Agreement, then its obligations, or its successor's obligations, under the Tax Receivable Agreement to make payments thereunder would be based on certain assumptions, including an assumption that Blocker would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result of the foregoing, (i) Blocker could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of the actual benefits it ultimately realizes in respect of the tax benefits that are subject to the Tax Receivable Agreement, and (ii) if it elects to terminate the Tax Receivable Agreement early, it would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, Blocker's obligations under the Tax Receivable Agreement could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control of the Company. There can be no assurance that Blocker will be able to fund or finance its obligations under the Tax Receivable Agreement.

Blocker will not be reimbursed for any payments made to the Tax Receivable Recipients in the event that any tax benefits are disallowed

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that Blocker determines, and the IRS or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions Blocker takes, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially affect a recipient's payments under the Tax Receivable Agreement, then Blocker will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of each Tax Receivable Recipient that directly or indirectly owns at least 15% of the outstanding Class B Non-Voting Units. Blocker will not be reimbursed for any cash payments previously made under the Tax Receivable Agreement in the event that any tax benefits initially claimed by Blocker and for which payment has been made are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by Blocker to a Tax Receivable Recipient will be netted against any future cash payments that Blocker might otherwise be required to make under the terms of the Tax Receivable Agreement. However, Blocker might not determine that Blocker has effectively made an excess cash payment to a Tax Receivable Recipient for a number of years following the initial time of such payment and, if any of Blocker's tax reporting positions are challenged by a taxing authority, Blocker will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. As a result, payments could be made under the Tax Receivable Agreement in excess of the tax savings that Blocker realizes in respect of the tax attributes with respect to a Tax Receivable Recipient that are the subject of the Tax Receivable Agreement.

Fluctuations in the Company's tax obligations and effective tax rate and realization of the Company's deferred tax assets may result in volatility of the Company's operating results

The Company will be subject to taxes by the Canadian federal, state, local and foreign tax authorities, and the Company's tax liabilities will be affected by the allocation of expenses to differing jurisdictions. The Company records tax expense based on estimates of future earnings, which may include reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets. At any one time, many tax years may be subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these matters. The Company expects that throughout the year there could be ongoing variability in the quarterly tax rates as events occur and exposures are evaluated. The Company's future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

  changes in the valuation of deferred tax assets and liabilities;
  expected timing and amount of the release of any tax valuation allowances;
  tax effects of share-based compensation;
  changes in tax laws, regulations or interpretations thereof; or
  future earnings being lower than anticipated in countries where the Company has lower statutory tax rates and higher than anticipated earnings in countries where the Company has higher statutory tax rates.

In addition, the Company's effective tax rate in a given financial statement period may be materially impacted by a variety of factors including but not limited to changes in the mix and level of earnings, varying tax rates in the different jurisdictions in which the Company operates, fluctuations in valuation allowances, deductibility of certain items, or by changes to existing accounting rules or regulations. Further, tax legislation may be enacted in the future which could negatively impact the Company's current or future tax structure and effective tax rates. The Company may be subject to audits of income, sales, and other transaction taxes by federal, state, local, and foreign taxing authorities. Outcomes from these audits could have an adverse effect on the Company's operating results and financial condition.

Competition

The oil and gas industry is highly competitive. The Company will actively compete for acquisitions, leases, licenses and concessions, skilled industry personnel and capital to finance such activities with a substantial number of other oil and gas companies, many of which have significantly greater financial, technical and personnel resources than the Company. The Company's competitors will include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators. Competitors may be able to evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial, technical or personnel resources permit. The Company's size and financial status may impair its ability to compete for oil and natural gas properties and prospects.

The Company's ability to acquire additional prospects and to find and develop reserves in the future will depend on its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. If the Company is unable to compete successfully in these areas in the future, its future revenues and growth may be diminished or restricted. The availability of properties for acquisition depends largely on the business practices of other oil and natural gas companies, commodity prices, general economic conditions and other factors the Company cannot control or influence.

Cost of New Technologies

The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other oil and gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before the Company. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete. In such case, the Company's business, financial condition and results of operations could be materially adversely affected. If the Company is unable to utilize the most advanced commercially available technology, its business, financial condition and results of operations could be materially adversely affected.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and national, state and local laws and regulations. As an owner, licensee and/or operator of oil and gas properties in the United States, the Company is subject to various national, state and local laws and regulations relating to the discharge of materials into, and protection of, the environment. For example, the Company is required to obtain environmental permits or approvals from the United States government prior to conducting seismic operations or drilling wells. Environmental laws and regulations in the United States impose substantial restrictions on, among other things, the use of natural resources, interference with the natural environment, the location of facilities, the handling and storage of hazardous materials such as hydrocarbons, the use of radioactive material, the disposal of waste, and the emission of noise and other activities. These laws and regulations may, among other things: (a) impose liability on the owner or lessee under an oil and gas lease for the cost of property damage, oil spills, discharge of hazardous materials, remediation and clean-up resulting from operations; (b) subject the owner or lessee to liability for pollution damages and other environmental or natural resource damages; and (c) require suspension or cessation of operations in affected areas.

Environmental legislation is evolving in a manner that has and is expected to continue to result in stricter standards and enforcement, larger fines, liabilities and sanctions, and potentially increased capital expenditures and operating costs. To mitigate potential environmental liabilities, the Company, in addition to implementing policies and procedures designed to prevent an accidental spill or discharge, maintains insurance at industry standards.

The discharge of oil, natural gas, or other pollutants into the air, soil or water may give rise to liabilities to third parties and may require the Company to incur costs to remedy such discharge in the event that they are not covered by the Company's insurance. Although the Company maintains insurance to industry standards, which in part covers liabilities associated with discharges, it is not certain that such insurance will cover all possible environmental events, foreseeable or otherwise, or whether changing regulatory requirements or emerging jurisprudence may render such insurance of little benefit.

The Company's oil and natural gas operations include drilling, well completions and tie-ins, production, facility operation, distribution, pricing, marketing and transportation and are subject to compliance with federal, provincial and local laws and regulations controlling the discharge of pollutants into the environment or otherwise relating to the protection of the environment. Regulations and laws impose restrictions on emissions, spills and releases of various substances used in oil and gas industry operations, requirements for waste handling and storage, habitat protection and the operation, maintenance, abandonment and reclamation of facilities, pipelines and wells. Changes to environmental regulations could delay or prevent planned activity, affect current and forecast production levels and increase the cost of production and/or development capital expenditures.

Although the Company believes that it is in material compliance with current applicable environmental regulations, changing government regulations may have an adverse effect on the Company. The Company's practice is to do all that it reasonably can to ensure that it remains in material compliance with environmental protection legislation. The Company also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue. The Company is committed to meeting its responsibilities to protect the environment wherever it operates and will take such steps as required to ensure compliance with environmental legislation.

No assurance can be given that environmental laws will not result in a curtailment of production, a material increase in the costs of production or the costs of development activities, or otherwise adversely affect the Company's financial condition, capital expenditures, results of operations, competitive position or prospects. The complexity and breadth of changes in environmental regulation make it extremely difficult to predict the potential future effects on Alpine Summit.

Reserve Estimates

Estimates of economically recoverable crude oil, natural gas reserves and natural gas liquids, and related future net cash flows, are based upon a number of variable factors and assumptions. These include commodity prices, production, future operating, transportation, development and facility as well as decommissioning costs, access to market, and potential changes to the Company's operations or to reserve measurement protocols arising from regulatory or fiscal changes. All of these estimates may vary from actual circumstances, with the result that estimates of recoverable crude oil and natural gas reserves attributable to any property are subject to revision. In future, the Company's actual production, revenues, royalties, transportation, operating expenditures, finding, development, facility and decommissioning costs associated with its reserves may vary from such estimates, and such variances may be material.

Reserve Replacement

The Company's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on the Company successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves the Company may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Company's reserves will depend not only on the Company's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that the Company's future development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Climate Change

The Company's production facilities and other operations and activities emit greenhouse gases and the Company may be required to comply with greenhouse gas emissions legislation in the United States or other countries in which the Company may operate in the future. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. There is a risk that greenhouse gas emissions legislation, or related regulations, may in the future adversely affect the Company's operations and business generally, for example by requiring the Company to make significant expenditures in order to comply with such regulations. In addition, the Company may be subject to activism from groups campaigning against fossil fuel extraction, which could affect its reputation, expose the Company to contractual liability, disrupt its campaigns or programs or otherwise negatively impact the Company's business.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Company may make acquisitions and dispositions of businesses and assets that occur in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as realizing the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Company. The integration of acquired businesses may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management assesses the value and contribution of individual properties and other assets.

Finding, Developing and Acquiring Petroleum and Natural Gas Reserves on an Economic Basis

Petroleum and natural gas reserves naturally deplete as they are produced over time. The success of the Company's business is highly dependent on its ability to acquire and/or discover new reserves in a cost efficient manner. Substantially all of the Company's cash flow is derived from the sale of the petroleum and natural gas reserves it accumulates and develops. In order to remain financially viable, the Company must be able to replace reserves over time at a lesser cost on a per unit basis than its cash flow on a per unit basis. The reserves and costs used in this determination are estimated each year based on numerous assumptions and these estimates and costs may vary materially from the actual reserves produced or from the costs required to produce those reserves. The Company mitigates this risk by employing a qualified and experienced team of petroleum and natural gas professionals, operating in geological areas in which prospects are well understood by management and by closely monitoring the capital expenditures made for the purposes of increasing its petroleum and natural gas reserves.

Operational Dependence

The Company has certain farm-in agreements under which other companies may operate some of the assets in which the Company will have or has an interest. The Company will have diminished ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect the Company's financial performance. The Company's return on assets operated by others may therefore depend upon a number of factors that may be outside of the Company's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Alpine Summit Management and Key Personnel

A loss in key personnel of the Company could delay the completion of certain projects or otherwise have a material adverse effect on the Company. Shareholders are dependent on the Company's management and staff in respect of the administration and management of all matters relating to the Company's assets.

Recruiting and retaining qualified personnel is critical to the Company's success. The number of persons skilled in the acquisition and development of oil and gas properties is limited and competition for such persons is intense. The Company believes that it will be successful in recruiting excellent personnel to meet its corporate objectives but, as the Company's business activity grows, it may require additional key financial, administrative and technical personnel. Although the Company believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success. In the event that the Company is unable to attract additional qualified personnel, its ability to grow its business or develop its existing properties could be materially impaired.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth could have a material adverse impact on its business, operations and prospects.

Permits and Licenses

The operations of the Company require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that are required to carry out development at its properties. The permitting process in Texas and the United States takes significant time, meaning that exploration and development projects have a longer cycle time to completion than they might elsewhere.

Regulations and policies relating to licenses and permits may change, be implemented in a way that the Company does not currently anticipate or take significantly greater time to obtain. These licenses and permits are subject to numerous requirements, including compliance with the environmental regulations of the local governments. Revocation or suspension of the Company's environmental and operating permits could have a material adverse effect on its business, financial condition and results of operations.

Expiration or Termination of Leases

The Company's properties are currently held, and any future properties are expected to be held, in the form of leases and working interests in leases. If the Company or the holder of the lease fails to meet the specific requirement of a lease, the lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each lease will be met. The termination or expiration of the Company's leases or the working interests relating to a lease may have a material adverse effect on the Company's results of operations and business.

Additional Funding Requirements

The Company's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Company may require additional financing in order to carry out its oil and gas acquisition and development activities. Failure to obtain such financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Company's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Company's ability to expend the necessary capital to replace its reserves or to maintain its production. If the Company's cash flow from operations and current cash balance is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on favorable terms.

Variations in Foreign Exchange Rates and Interest Rates

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/United States dollar exchange rates, which will fluctuate over time. Future Canadian/United States exchange rates could accordingly impact the future value of the Company's reserves as determined by independent evaluators. Furthermore, an increase in interest rates could result in a significant increase in the amount the Company pays to service debt.

Issuance of Debt

From time to time, the Company may enter into transactions to acquire assets or the securities of other business entities. These transactions may be financed partially or wholly with debt which may increase the Company's debt levels above industry standards. The level of the Company's indebtedness from time to time could impair the Company's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Risk Management

The Company may enter into risk management instruments in the form of swaps, puts, calls, and similar instruments to secure revenue or offset the risk of revenue losses related to changes incommodity prices, carbon prices, interest rates and related global macro events. However, such arrangements may be expensive and there can be no assurance that these instruments will be available or continue to be available on commercially reasonable terms. In addition, implementing risk management instruments itself carries certain risks, including expenses associated with termination or close-out of treasury transactions under hedging agreements and the risk that the Company could incur losses should it fail to anticipate movements in the underlying referenced futures contract. The Company may also be required to provide cash collateral under its hedging arrangements, which the Company may be unable to provide or which could affect the liquidity of the Company. There is also the risk that the Company will be obliged to make payments under swap arrangements, even in a scenario where its production has decreased or ceased, potentially creating cash obligations which the Company is unable to settle. Further, certain types of hedging arrangements, if entered into by the Company, may also involve a risk of not realizing potential gains if the Company should fail to anticipate movements in the underlying referenced futures contract.

Cyber-Security

The Company is dependent on information technology, such as computer hardware and software systems, in order to properly operate its business. These systems have the potential for information security risks, which could include potential breakdown, virus, invasion, cyber-attack, cyber-fraud, security breach and destruction or interruption of information technology systems by third parties or insiders. Unauthorized access to these systems could result in interruptions, delays, loss of critical and/or sensitive data or similar effects, which could have a material adverse effect on the protection of intellectual property and confidential and proprietary information, and on the Company's business, financial condition, results of operations and fund flow.

Litigation

In the normal course of the Company's operations, it may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, related to personal injuries, property damage, property tax, land rights, the environment and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Company and as a result, could have a material adverse effect on the Company's assets, liabilities, business, financial condition and results of operations.

Community Relationships

The operations of the Company may have a significant effect on the areas in which it operates, and communities have, in the past, demonstrated an ability and willingness to halt operations or delay approvals. Should the Company's relationship with local populations and governments not remain in good standing, this could lead to a delay in operations, loss of permits or major impact to the Company's reputation, which in turn could adversely affect the Company's business.

Breach of Confidentiality

While discussing potential business relationships or other transactions with third parties, the Company may disclose confidential information relating to its business, operations or affairs. Although confidentiality agreements are signed by third parties prior to the disclosure of any confidential information, a breach could put the Company at competitive risk and may cause significant damage to its business. The harm to the Company's business from a breach of confidentiality cannot presently be quantified, but may be material and may not be compensable in damages. There is no assurance that, in the event of a breach of confidentiality, the Company will be able to obtain equitable remedies, such as injunctive relief, from a court of competent jurisdiction in a timely manner, if at all, in order to prevent or mitigate any damage to its business that such a breach of confidentiality may cause.

Conflicts of Interest

Directors and officers of the Company may also be directors and officers of other oil and gas companies involved in oil and gas exploration and development, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under the BCBCA.

Significant Shareholder of the Company

As a result of the Business Combination, the Initial Holder holds approximately 32.1% of the voting rights of the Company as of April 22, 2022. In addition, management and the Board of Directors own or control approximately 15.3% of the Subordinate Voting Shares as of April 22, 2022. If acting together, such holders would be able to significantly influence all matters requiring shareholder approval, including without limitation, the election of directors.

Dilution

The Company may issue additional securities in the future, which may dilute a shareholder's holdings in the Company. The Company's articles permit the issuance of an unlimited number of Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. Also, additional shares may be issued by the Company in a number of circumstances, including on the exercise of warrants that may be issued by the Company, on the exercise of convertible securities under the Company's equity incentive plans and in connection with the put right granted in respect of any of development partnerships.

Third Party Credit Risk

The Company is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production, counterparties to financial instruments and other parties. In the event such entities fail to meet their contractual obligations, such failures could have a material adverse effect on the Company's financial results and financial condition.

Alternatives to and Changing Demand for Petroleum Products

Fuel reduction regulations, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas and technological advances in fuel economy and renewable energy generation devices could reduce the demand for crude oil and liquid hydrocarbons. Recently, certain jurisdictions have implemented policies or incentives to decrease the use of fossil fuels and encourage the use of renewable fuel alternatives, which may lessen the demand for petroleum products and put downward pressure on commodity prices. In addition, advancements in energy efficient products have a similar effect on the demand for oil and gas products. Alpine Summit cannot predict the effect of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on the Company's business, financial condition, results of operations and funds flow.

Reputational Risk Associated with Operations

Any environmental damage, loss of life, injury or damage to property caused by the Company's operations could damage its reputation in the areas in which the Company operates. Negative sentiment towards the Company could result in a lack of willingness of municipal authorities being willing to grant the necessary licenses or permits for the Company to operate its business and in residents in the areas where the Company is doing business opposing the Company's further operations in the area. If the Company develops a reputation of having an unsafe work site it may impact the Company's ability to attract and retain the necessary skilled employees and consultants to operate its business. Further, the Company's reputation could be affected by actions and activities of other companies operating in the oil and gas industry, over which the Company has no control. In addition, environmental damage, loss of life, injury or damage to property caused by the Company's operations could result in negative investor sentiment towards the Company, which may result in limiting the Company's access to capital, increasing the cost of capital, and decreasing the price and liquidity of the Subordinate Voting Shares.

Changing Investor Sentiment

A number of factors, including the concerns of the effects of the use of fossil fuels on climate change, the effect of crude oil and natural gas operations on the environment, environmental damage relating to spills of petroleum products during production and transportation and indigenous rights, have affected certain investors' sentiments towards investing in the crude oil and natural gas industry. As a result of these concerns, some institutional, retail and public investors have announced that they no longer are willing to fund or invest in crude oil and natural gas properties or companies tied to crude oil and natural gas or are reducing the amount thereof over time. In addition, certain institutional investors are requesting that issuers develop and implement more robust social, environmental and governance policies and practices. Developing and implementing such policies and practices can be costly and require a significant time commitment from the Board of Directors, management and employees of the Company. Failing to implement the policies and practices as requested by institutional investors may result in such investors reducing their investment in the Company or not investing in the Company at all. Any reduction in the investor base interested or willing to invest in the crude oil and natural gas industry, and more specifically, the Company, may result in limiting the Company's access to capital, increasing the cost of capital, and decreasing the price and liquidity of the Subordinate Voting Shares, even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause a decrease in the value of the Company's assets which may result in an impairment change.

Extraordinary Circumstances

The Company's operations and its financial condition may be affected by uncontrollable, unpredictable and unforeseeable circumstances such as weather patterns, changes in contractual, regulatory or fiscal terms, actions by governments at various levels, both domestic and other, termination of access to third-party pipelines or facilities, actions by industry organizations, local communities, exclusion from certain markets or other undeterminable events.

Foreign Private Issuer Status Under U.S. Securities Laws

The Company is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC.  Under the U.S. Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws.  In addition, the Company's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act.  Therefore, the Company's shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements.  The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information.  While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.  In addition, the Company may not be required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act.

Loss of Foreign Private Issuer Status Under U.S. Securities Law

The Company may lose its status as a foreign private issuer if, as of the last business day of the Company's second fiscal quarter for any year, more than 50% of the Company's outstanding voting securities (as determined under Rule 405 of the U.S. Securities Act) are directly or indirectly held of record by residents of the United States. Loss of foreign private issuer status may have adverse consequences on the Company's ability to raise capital in private placements or Canadian prospectus offerings. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in United States and Canada ("MJDS"). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. Further, should the Company seek to list on a securities exchange in the United States, loss of Foreign Private Issuer status may increase the cost and time required for such a listing. These increased costs may have a material adverse effect on the business, financial condition or results of operations of the Company.

"Emerging Growth Company" Status under United States Securities Laws

The Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the Securities Act; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act.  The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies.  These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act.  The Company takes advantage of some, but not all, of the available exemptions available to emerging growth companies.  The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions.  If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile.  On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company's business, financial condition and results of operations.

Proposed Tax Legislation

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of shares of its stock. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company's financial performance and the value of shares of its stock. In particular, new proposed legislation known as the "Build Back Better Act" is under consideration within both houses of U.S. Congress. The proposed legislation includes, without limitation, new corporate minimum income taxes. If enacted, most of the proposals would be effective for 2022 or later years. The proposed legislation remains subject to change, and its impact on the Company and holders of shares of its stock is uncertain.

General

Although the Company believes that the above risks fairly and comprehensibly illustrate all material risks facing the Company, the risks noted above do not necessarily comprise all those potentially faced by the Company as it is impossible to foresee all possible risks.

Forward-Looking Information May Prove Inaccurate

Shareholders and prospective investors are cautioned not to place undue reliance on the Company's forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Additional information on the risks, assumption and uncertainties are found under the heading "Forward-Looking Information and Statements" of this Annual Information Form.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings that the Company is or was a party to, or that any of its property is or was the subject of, during its most recently completed financial year, that were or are material to it, and there are no such material legal proceedings that the Company is currently aware of that are contemplated.

There were no: (i) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a security regulatory authority during the most recently completed financial year; (ii) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements that the Company entered into before a court relating to securities legislation or with a securities regulatory authority during its most recently completed financial year.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Subordinate Voting Shares is Odyssey Trust Company, at its principal office in Calgary, Alberta.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business and other than as described in this section, the only material contracts entered into by the Company since its incorporation which can reasonable by regarded as presently material to the Company are the following:

i. the Credit Agreement dated as of December 22, 2020 among AIP Intermediate, LLC, AIP Borrower GP, LLC, AIP Borrower, LP, Goldman Sachs Lending Partners LLC, as administrative agent, and each of the lenders party to the agreement, as amended by the First Amendment to the Credit Agreement dated effective as of April 26, 2021;

ii. AIP Holdco LP ("AIP Holdco") Amended & Restated Limited Partnership Agreement dated as of March 15, 2021 by and among Origination and EGI-DC II, LLC ("EGI");

iii. Exchange Agreement dated as of March 15, 2021 by and among Origination, EGI and AIP Holdco; and

iv. the Credit Agreement dated as of March 10, 2022 between Origination and Bank7, as lender.

EXPERTS

Interests of Experts

To the Company's knowledge, no registered or beneficial interests, direct or indirect, in any of the Company's securities or other property: (i) were held by McDaniel & Associates or by the "designated professionals" (as defined in Form 51-102F2) of McDaniel & Associates , when McDaniel & Associates prepared the Reserves Report; (ii) were received by McDaniel & Associates or the designated professionals of McDaniel & Associates after McDaniel & Associates prepared the Reserves Report; or (iii) is to be received by McDaniel & Associates or the designated professionals of McDaniel & Associates .

Weaver and Tidwell, LLP are the Company's auditors and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

ADDITIONAL INFORMATION

Additional information concerning the Company may be found under the Company's profile on SEDAR at www.sedar.com. Additional information, including information concerning directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, will be contained in the information circular of the Company for the annual general meeting of the holders of Subordinate Voting Shares scheduled to be held in 2022. Additional financial information is provided in the Company's comparative financial statements and management's discussion and analysis for the year ended December 31, 2021.

APPENDIX A
AUDIT COMMITTEE CHARTER

1. Purpose

The Audit Committee (the "Committee") is a standing committee of the Board of Directors (the "Board") of Alpine Summit Energy Partners, Inc. (the "Company"). The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Company. This Charter shall govern the operations of the Committee.

The Committee's primary duties and responsibilities are to:

(a) conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

(b) assess the integrity of internal controls and financial reporting procedures of the Company and ensure implementation of such controls and procedures;

(c) review the interim and annual financial statements and management's discussion and analysis of the Company's financial position and operating results and report thereon to the Board for approval of same;

(d) select and monitor the independence and performance of the Company's external auditors, including attending at private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their remuneration;

(e) provide oversight to related party transactions entered into by the Company; and

(f) provide oversight of all disclosure relating to, and information derived from, financial statements and management's discussion and analysis.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the external auditors as well as any officer of the Company, or outside counsel for the Company, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Company and has the authority to retain, at the expense of the Company, special legal, accounting, or other consultants or experts to assist in the performance of the Committee's duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties as set out in this Charter.

2. Authority of the Audit Committee

The Committee shall have the authority to:

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for advisors employed by the Committee; and

(c) communicate directly with the internal and external auditors of the Company.

3. Composition and Meetings

(a) The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. Unless a Chair is elected by the Board, the members of the Committee shall designate from amongst from among themselves a member who shall serve as Chair.

(b) The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the TSX Venture Exchange, the Business Corporations Act (British Columbia), and all applicable securities regulatory authorities. Each member of the Committee shall be financially literate (as defined in National Instrument 52-110 - Audit Committees ("NI 52-110")).

(c) At least a majority of the members of the Committee shall be "independent" (as defined in NI 52-110) and shall be remunerated only in accordance with applicable laws and regulations.

(d) The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by electronic conference shall constitute a quorum.

(e) If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

(f) If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

(g) The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by the Committee. A meeting of the Committee may be called by letter, telephone, email or other communication equipment, by giving at least 48 hours' notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of electronic conference or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

(h) Any member of the Committee may participate in the meeting of the Committee by means of electronic conference call or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

(i) The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting. Any director of the Company may attend meetings of the Committee, and the Committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend at meetings of the Committee.

(j) The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

(k) Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. The Committee shall report its determinations to the Board at the next scheduled meeting of the Board, or earlier as the Committee deems necessary.

(l) The Committee members will be appointed annually at the first meeting of the Board following the annual general meeting of shareholders of the Company.

4. Responsibilities

(a) Financial Accounting and Reporting Process and Internal Controls

(i) The Committee shall review the annual audited and interim financial statements and related management's discussion and analysis before the Company publicly discloses this information to satisfy itself that the financial statements are presented in accordance with applicable accounting principles and in the case of the annual audited financial statements and related management's discussion and analysis, report thereon and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors as and when the Committee deems it appropriate to do so. The Committee shall consider whether the Company's financial disclosures are complete, accurate, prepared in accordance with International Financial Reporting Standards and fairly present the financial position of the Company. The Committee shall also satisfy itself that, in the case of the annual financial statements, the audit function has been effectively carried out by the auditors and, in the case of the interim financial statements, that the review function has been effectively carried out.

(ii) The Committee shall review and assess the adequacy and effectiveness of the Company's systems of internal control and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

(iii) The Committee shall be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, management's discussion and analysis and annual and interim financial press releases, and periodically assess the adequacy of these procedures in consultation with any disclosure committee of the Company.

(iv) The Committee shall review any press releases containing disclosure regarding financial information that are required to be reviewed by the Committee under any applicable laws or otherwise pursuant to the policies of the Company (including before the Company publicly discloses this information).

(v) The Committee shall meet no less frequently than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, deems appropriate.

(vi) The Committee shall inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks.

(vii) The Committee shall review the post-audit or management letter containing the recommendations of the external auditors and management's response and subsequent follow-up to any identified weaknesses.

(viii) The Committee be responsible for monitoring compliance with any code of corporate conduct adopted by the Board and shall periodically review and make recommendations regarding such code.

(ix) The Committee shall establish procedures for:

A. the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

B. the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(x) The Committee shall have the authority to adopt such policies and procedures as it deems appropriate to operate effectively.

(b) Independent Auditors

(i) The Committee shall be directly responsible for the selection, appointment, compensation and oversight of the external auditors and the external auditors shall report directly to the Committee.

(ii) The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the external auditors.

(iii) The Committee shall monitor and assess the relationship between management and the external auditors and monitor, confirm, support and assure the independence and objectivity of the external auditors. The Committee shall establish procedures to receive and respond to complaints with respect to accounting, internal accounting controls and auditing matters.

(iv) The Committee shall review the external auditor's audit plan, including scope, procedures and timing of the audit.

(v) The Committee shall review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

(vi) The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within International Financial Reporting Standards that were discussed with management, their ramifications, and the external auditors' preferred treatment and material written communications between the Company and the external auditors.

(vii) The Committee shall review fees paid by the Company to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

(viii) The Committee shall review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former auditor of the Company.

(ix) The Committee shall have the authority to engage the external auditors to perform a review of the interim financial statements.

(c) Other Activities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

5. Performance Evaluation

The Committee shall conduct an annual evaluation of the performance of its duties under this Charter and shall present the results of the evaluation to the Board.

6. Access to Information

The Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors, officers and employees of the Company will be directed to cooperate as requested by members of the Committee.

7. Approval

Approved by the Board on September 3, 2021.

APPENDIX B

ALPINE SUMMIT ENERGY PARTNERS
___________________________________________

Evaluation of Petroleum Reserves

Based on Forecast Prices and Costs (US$)

As of December 31, 2021

ALPINE SUMMIT ENERGY PARTNERS

Evaluation of Petroleum Reserves
Based on Forecast Prices and Costs (US$)
As of December 31, 2021

Prepared For:

Alpine Summit Energy Partners
1010, 2445 Technology Blvd.
Woodlands, Texas
USA, 77381

Prepared By:

McDaniel & Associates Consultants Ltd.
2200, 255 - 5th Avenue SW
Calgary, Alberta
T2P 3G6

March 2022

ALPINE SUMMIT ENERGY PARTNERS

TABLE OF CONTENTS

Covering Letter

Certificates of Qualification

Summary

Total Company Reserves and Net Present Value	Table A
Figures
Property Location Map
Company Share Sales Volumes
Cash Flow Summary
Reserves Distribution by Reserves Class and Product

NI 51-101 Summary

51-101F1 Summary Tables
Summary of Oil and Gas Reserves	Table F1-1
Summary of Net Present Value of Future Net Revenue	Table F1-2
Total Future Net Revenue (Undiscounted)	Table F1-3
Future Net Revenue by Product Type	Table F1-4
Future Capital, Abandonment, Decommissioning and Reclamation Costs	Table F1-5
Form 51-101F2

Summary of Price Forecasts

Evaluation Methodology

APPENDIX 1 Total Proved Reserves

Forecast of Production and Revenue Before Tax - Company Share	Table 1
Forecast of Revenue After Tax - Company Share	Table AT
Reserves and Net Present Value by Property	Table 2
Summary of Reserves and Net Present Value by Area	Table 3
First Year Production, Revenues and Expenses by Area	Table 4
Ten Year Production, Revenues and Expenses by Area	Table 5

APPENDIX 2 Total Proved + Probable Reserves

Forecast of Production and Revenue Before Tax - Company Share	Table 1
Forecast of Revenue After Tax - Company Share	Table AT
Reserves and Net Present Value by Property	Table 2
Summary of Reserves and Net Present Value by Area	Table 3
First Year Production, Revenues and Expenses by Area	Table 4
Ten Year Production, Revenues and Expenses by Area	Table 5

APPENDIX 3 Total Probable Reserves

Forecast of Production and Revenue Before Tax - Company Share	Table 1
Reserves and Net Present Value by Property	Table 2

Alpine Summit Energy Partners Forecast Prices and Costs (US$) Table of Contents	Page 2

APPENDIX 4 Proved Developed Producing Reserves

Forecast of Production and Revenue Before Tax - Company Share	Table 1
Reserves and Net Present Value by Property	Table 2

APPENDIX 5 Proved Developed Non-Producing Reserves

Forecast of Production and Revenue Before Tax - Company Share	Table 1
Reserves and Net Present Value by Property	Table 2

APPENDIX 6 Proved Undeveloped Reserves

Forecast of Production and Revenue Before Tax - Company Share	Table 1
Reserves and Net Present Value by Property	Table 2

APPENDIX 7 Proved + Probable Developed Producing Reserves

Forecast of Production and Revenue Before Tax - Company Share	Table 1
Reserves and Net Present Value by Property	Table 2

APPENDIX 8 Proved + Probable Developed Non-Producing Reserves

Forecast of Production and Revenue Before Tax - Company Share	Table 1
Reserves and Net Present Value by Property	Table 2

APPENDIX 9 Proved + Probable Undeveloped Reserves

Forecast of Production and Revenue Before Tax - Company Share	Table 1
Reserves and Net Present Value by Property	Table 2

APPENDIX 10 Summary of Reserve Estimates

Summary of Reserve Estimates	Reserve Estimates

APPENDIX 11 Company Interest Data

List of Interests and Burdens	Interest

March 11, 2022

Alpine Summit Energy Partners

1010, 2445 Technology Blvd.

Woodlands, Texas

USA  77381

Attention: Mr. Michael McCoy - Chief Operating Officer

Reference: Alpine Summit Energy Partners

 Evaluation of Petroleum Reserves

 Forecast Prices and Costs (US$)

Dear Sir:

Pursuant to your request, we have prepared an evaluation of the proved and probable petroleum reserves and the net present values of these reserves for the petroleum interests of Alpine Summit Energy Partners, hereinafter referred to as the "Company", as of December 31, 2021.  The reserves estimates and future net revenue forecasts have been prepared and presented in accordance with the Canadian standards set out in the Canadian Oil and Gas Evaluation Handbook (COGEH) and National Instrument 51-101 (NI 51-101).

The future net revenues and net present values presented in this report were calculated using the average forecast price and costs of McDaniel & Associates Consultants Ltd.("McDaniel"), GLJ Ltd. and Sproule Associates Limited as of January 1, 2022 ("Jan 2022 Consultant Avg.") for the future crude oil, natural gas and natural gas product prices and were presented in US dollars.

Most of the future net revenues and net present value estimates in this report are presented before income taxes although future net revenues and net present value estimates were presented after income tax in selected tables in this summary report at the corporate level.  The future net revenues presented in this report may not necessarily represent the fair market value of the reserves estimates.

The properties evaluated in this report were indicated to include essentially all of the Company's petroleum interests in the State of Texas in the United States.

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB  T2P 3G6     Tel: (403) 262-5506     Fax: (403) 233-2744     www.mcdan.com

Alpine Summit Energy Partners Forecast Prices and Costs (US$)	Page 2 March 11, 2022

The Company's share of remaining reserves and net present values are presented on a total Company basis in the summary section of this report.  The location of the Company's properties and a summary of the forecast production, net revenue and reserves distributions are presented graphically in the summary section.  In addition, the NI 51-101 summary section contains Company data in F1 format and the
Form 51-101F2.  Tables summarizing the reserves, production and revenues for the various reserves classes are presented in Appendices 1 to 10.  A summary of the Company's interests and burdens in each property is presented in Appendix 11.  Discussions of the assumptions and methodology employed to prepare the reserves estimates and future revenue forecasts are also contained in the "Evaluation Methodology" section.

Detailed reserves estimates, future net revenue forecasts and other supporting data for each of the properties that were reviewed in detail were provided in the Detailed Property Report.  Property discussions and a detailed description of the economic factors employed to derive the future net revenue forecasts were also included in the Detailed Property Report.

In preparing this report, we relied upon factual information including ownership, technical well data, production, prices, revenues, operating costs, capital costs, contracts, and other relevant data from public sources as well as non-public data supplied by the Company.  The extent and character of all factual information supplied by the Company were relied upon by us in preparing this report and has been accepted as represented without independent verification.  We have relied upon representations made by the Company as to the completeness and accuracy of the data provided and that no material changes in the performance of the properties has occurred nor is expected to occur, from that which was projected in this report, between the date that the data was obtained for this evaluation and the date of this report, and that no new data has come to light that may result in a material change to the evaluation of the reserves presented in this report.

The reserves estimates presented in this report were prepared on the basis of an overall evaluation of the reserves of the Company.  Individual property reserves estimates may not reflect the same confidence level as required by the reserves definitions for the overall group of properties.  Consequently, McDaniel reserves the right to re-assess the reserves estimates and future net revenues for any individual property or group of properties if considered in isolation.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Alpine Summit Energy Partners and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than Alpine Summit Energy Partners without the knowledge and consent of McDaniel & Associates Consultants Ltd.

Alpine Summit Energy Partners Forecast Prices and Costs (US$)	Page 3 March 11, 2022

We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available, if any data between the effective date of the evaluation and the date of this report were to vary significantly from that forecast, or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

APEGA PERMIT NUMBER:  P3145

/s/ "Michael J. Verney"	/s/ "Ardit Baboci"
Michael J. Verney, P.Eng.	Ardit Baboci, E.I.T.
March 11, 2022

/s/ "David G. Jenkinson"
David G. Jenkinson, P.Geol.
March 11, 2022

March 11, 2022

Alpine Summit Energy Partners

1010, 2445 Technology Blvd.

Woodlands, Texas

USA  77381

Attention: The Board of Directors of Alpine Summit Energy Partners

Re: Form 51-101F2

 Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor

 of Alpine Summit Energy Partners (the "Company")

To the Board of Directors of Alpine Summit Energy Partners (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2021.  The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2021 estimated using forecast prices and costs.

2. The reserves data are the responsibility of the Company's management.  Our responsibility is to express an opinion on the reserves data based on our evaluation.

3. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement.  An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5. The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved + probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2021, and identifies the respective portions thereof that we have evaluated and reported on to the Company's Management:

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB  T2P 3G6     Tel: (403) 262-5506     Fax: (403) 233-2744     www.mcdan.com

Alpine Summit Energy Partners Forecast Prices and Costs (US$)	Page 2 March 11, 2022

			Net Present Value of Future Net Revenue US$M (before income taxes, 10% discount rate)
Independent Qualified Reserves Evaluator	Effective Date of Evaluation Report	Location of Reserves	Audited	Evaluated	Reviewed	Total

McDaniel	December 31, 2021	United States	-	281,724.1	-	281,724.1

6. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.  We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7. We have no responsibility to update our report referred to in paragraph 5 for events and circumstances occurring after the effective date of our report.

8. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/  "Michael J. Verney"

_________________________

Michael J. Verney, P.Eng.

Executive Vice President

Calgary, Alberta, Canada

March 11, 2022

ALPINE SUMMIT ENERGY PARTNERS

Evaluation of Petroleum Reserves
Based on Forecast Prices and Costs (US$)
As of December 31, 2021

Evaluation Methodology

INTRODUCTION

Estimates of the proved and probable petroleum reserves and the associated net present values before and after income taxes attributable to the properties of the Company have been presented in this report as of December 31, 2021.  Reserves estimates were prepared for two properties in which the Company was indicated to have an interest in the State of Texas based on detailed studies of the reservoir and performance characteristics as well as historical revenues and costs.

The basic information employed in the preparation of this report was obtained from the Company's files, public sources and from our own non-confidential files.  A field inspection of the properties was not conducted in view of the generally accepted reliability of the data sources for North American properties.

Detailed reserves estimates, future net revenue forecasts and other supporting data for each of the properties that were reviewed in detail were provided in the Detailed Property Report.  Property discussions and a detailed description of the economic factors employed to derive the future net revenue forecasts were also included in the Detailed Property Report.

The effective date of this report is December 31, 2021.  The reserves estimates presented herein were based on the operating and economic conditions and development status as of that date except for changes planned for the immediate future or in the process of implementation.  The reserves estimates and future net revenue forecasts have been prepared and presented in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (COGEH) and National Instrument 51-101 (NI 51-101).  A brief review of the methodology employed in arriving at the reserves and net present value estimates is presented in this section.

RESERVES ESTIMATES

Crude Oil

The crude oil reserves estimates presented in this report were based on a review of the volumetric data and performance characteristics of the individual wells and reservoirs in question.  Volumetric estimates of the original oil in-place were based on individual well petrophysical interpretations, geological studies of pool configurations, and in some cases on published estimates.  In those cases where indicative oil production decline and/or increasing gas-oil and oil cut trends were evident, the remaining reserves were determined by extrapolating these trends to economic limiting conditions.  Where definitive production information was not yet available, the reserves estimates were usually volumetrically determined using recovery factors based on analogy with similar wells or reservoirs or on estimates of recovery efficiencies.  The cumulative production figures were taken from published sources or from records of the Company and estimated for those recent periods where such data were not available.

Alpine Summit Energy Partners Forecast Prices and Costs (US$)	Page 2 March 11, 2022

Natural Gas and Products

The natural gas reserves estimates for non-associated gas and gas cap pools were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question.  Volumetric estimates of the initial gas in-place were based on individual well petrophysical interpretations, geological studies of the pools and areas, and in some cases on published estimates.  Material balance estimates of the initial gas in-place were employed where sufficient information was available for a reliable estimate.  The reserves recoverable from the currently producing properties were estimated from studies of production performance characteristics and/or reservoir pressure histories.  In those cases where indicative gas production decline and/or increasing oil-gas ratio and water-gas ratio trends were evident, the remaining reserves were determined by extrapolating these trends to economic limiting conditions.  In cases of competitive drainage in multi-well pools the reserves were based on an analysis of the relevant factors relating to the future pool depletion by existing and possible future wells.  The recovery factors for the non-producing properties were estimated from a consideration of test rates, reservoir pressures and by analogy with similar wells or reservoirs.

Natural gas reserves estimates for solution gas production from producing crude oil properties were based on an analysis of producing gas-oil ratios and existing sales gas recoveries.  Solution gas reserves were assigned to non-producing oil properties where there was a likelihood of those reserves being recovered and sold from existing facilities or facilities that are expected to be available in the near future.

The natural gas products reserves estimates for the producing properties were based on historical and anticipated future recoveries of these products from the natural gas reserves.  The natural gas products recoveries from the non-producing natural gas reserves were estimated from gas analyses, well test information and from analogy with similar reservoirs.  Natural gas products reserves were only assigned to non-producing properties in those cases where there was a likelihood that the gas production would be processed through existing facilities capable of extracting these products or where such a facility will be available in the near future.

Alpine Summit Energy Partners Forecast Prices and Costs (US$)	Page 3 March 11, 2022

RESERVES DEFINITIONS

The petroleum reserves estimates presented in this report have been based on the definitions and guidelines prepared by the Standing Committee on Reserves Definitions of the CIM (Petroleum Society) as presented in the COGE Handbook.  A summary of those definitions is presented below.

Reserves Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

  analysis of drilling, geological, geophysical and engineering data;

  the use of established technology; and

  specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates

  Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

  Probable reserves are those additional reserves that are less certain to be recovered than proved reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved + probable reserves.

  Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.  It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved + probable + possible reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Development and Production Status

Each of the reserves categories (proved, probable and possible) may be divided into developed and undeveloped categories:

  Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production.  The developed category may be subdivided into producing and non-producing.

Alpine Summit Energy Partners Forecast Prices and Costs (US$)	Page 4 March 11, 2022
  Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

  Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

  Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing.  This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest-level at which reserves calculations are performed) and to reported reserves (which refers to the highest-level sum of individual entity estimates for which reserves estimates are presented).  Reported reserves should target the following levels of certainty under a specific set of economic conditions:

  at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

  at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved + probable reserves; and

  at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved + probable + possible reserves.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

Alpine Summit Energy Partners Forecast Prices and Costs (US$)	Page 5 March 11, 2022

NET PRESENT VALUE ESTIMATES

The net present values of the petroleum reserves were obtained by employing future production and revenue analyses.  The future crude oil production was generally predicated on the anticipated performance characteristics of the individual wells and reservoirs in question.  The future natural gas production was also predicated on the anticipated performance characteristics of the individual wells and reservoirs in question with an allowance for any gas sales contract or gas processing facility restrictions.  In those areas where shut-in natural gas reserves exist, the commencement of production was based on the proximity to a pipeline connection and the relevant factors relating to the future marketing of the reserves.  The future production of gas-cap reserves was assumed to occur near the end of the oil producing life.  Solution gas production was based on the forecast of the oil producing rates and current and forecast sales gas-oil ratios.  The natural gas products production forecasts were based on the anticipated recoveries of these products from the produced natural gas.

The Company's share of future crude oil revenue was derived by employing the Company's share of production and the forecast reference crude oil price less the historical quality and transportation price differential for each respective field.  The forecast natural gas prices with an adjustment for the heating value of the gas were employed to calculate the Company's share of future natural gas revenues.  The forecast reference natural gas products prices with adjustments to reflect historical price differentials realized by the Company in each respective property were employed to calculate the Company's share of future natural gas products revenues.  Mineral taxes payable to the state were estimated based on the methods in effect as of December 31, 2021.  Freehold and overriding royalties payable to others were estimated based on the indicated applicable rates.

In all cases, estimates of the applicable capital expenditures and operating costs with an allowance for inflation were deducted in arriving at the Company's share of future net revenues.  An allowance for future abandonment, decommissioning and reclamation (ADR) costs were included in this report.  ADR costs include but are not limited to items such as: producing wells, suspended wells, service wells, gathering systems, facilities, and surface land development.  These costs and their respective timing have been supplied and represented by the Company and incorporated into this report without review.  The ADR costs were included for all areas contained within the report.  The net present values were then obtained by employing 5, 10, 15 and 20 percent nominal annual discount rates compounded monthly.

The Company's share of remaining reserves and net present values are presented on a total Company basis in the summary section of this report.  In addition, the NI 51-101 summary section contains Company data in F1 format and the Form 51-101F2.

Alpine Summit Energy Partners Forecast Prices and Costs (US$)	Page 6 March 11, 2022

Most of the future net revenues and net present values estimated in this report are presented before income taxes.  Future net revenues and net present values are presented after income tax in selected tables at the corporate level.  The estimates of future income taxes were based on our understanding of current Oil and Gas tax calculations in the State of Texas; however, income tax experts should be consulted before relying on any of the income tax estimates presented in this report.

The future net revenue forecasts and net present value estimates for the probable reserves were calculated by subtracting the total proved forecasts from the proved + probable forecasts.

Summaries of the Company's share of remaining reserves together with forecast future revenues, royalties, taxes, operating and capital costs, abandonments, decommissioning and reclamation costs, future net revenue, income taxes and net present values are presented in detailed tabulations for each reserves category in Appendices 1 to 10.

CERTIFICATE OF QUALIFICATION

I, Michael Verney, Petroleum Engineer of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an Executive Vice President of McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of Alpine Summit Energy Partners, the report entitled "Alpine Summit Energy Partners, Evaluation of Petroleum Reserves, Based on Forecast Prices and Costs (US$), As of December 31, 2021", dated March 11, 2022, and that I was involved in the preparation of this report. I am also registered as a Responsible Member as outlined by APEGA for McDaniel & Associates Consultant Ltd. APEGA Permit Number 3145.

2. That I attended the Queen’s University in the years 2002 to 2006 and that I graduated with a Bachelor of Science degree in Civil Engineering and a Bachelor of Arts degree in Economics, that I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of Alberta and that I have in excess of 15 years of experience in oil and gas reservoir studies and evaluations.

3. That I have no direct or indirect interest in the properties or securities of Alpine Summit Energy Partners, nor do I expect to receive any direct or indirect interest in the properties or securities of Alpine Summit Energy Partners, or any affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

/s/  “Michael J. Verney”

APEGA ID 90680

Calgary, Alberta

Dated:  March 11, 2022

CERTIFICATE OF QUALIFICATION

I, Ardit Baboci, Engineer In Training of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an Engineer In Training of McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of Alpine Summit Energy Partners, the report entitled "Alpine Summit Energy Partners, Evaluation of Petroleum Reserves, Based on Forecast Prices and Costs (US$), As of December 31, 2021", dated March 11, 2022, and that I was involved in the preparation of this report.

2. That I attended the University of Calgary in the years 2014 to 2019 and that I graduated with a Bachelor of Science in Chemical Engineering, and that I am a registered Engineer In Training with the Association of Professional Engineers and Geoscientists of Alberta and that I have in excess of two years of experience in oil and gas reservoir studies and evaluations.

3. That I have no direct or indirect interest in the properties or securities of Alpine Summit Energy Partners, nor do I expect to receive any direct or indirect interest in the properties or securities of Alpine Summit Energy Partners, or any affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

/s/  “Ardit Baboci”

____________________________
Ardit Baboci, E.I.T.

APEGA ID 238165

Calgary, Alberta

Dated:  March 11, 2022

CERTIFICATE OF QUALIFICATION

I, David G. Jenkinson, Petroleum Geologist of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an Executive Vice President for McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of Alpine Summit Energy Partners, the report entitled "Alpine Summit Energy Partners, Evaluation of Petroleum Reserves, Based on Forecast Prices and Costs (US$), As of December 31, 2021", dated March 11, 2022 and that I was involved in the preparation of this report. I am also registered as a Responsible Member as outlined by APEGA for McDaniel & Associates Consultant Ltd. APEGA Permit Number 3145.

2. That I attended the University of Saskatchewan in the years 2000 to 2004, graduating with a Bachelor of Science degree in Geology; that I am a registered Professional Geologist with the Association of Professional Engineers and Geoscientists of Alberta and that I have in excess of 15 years of experience in oil and gas reservoir studies and evaluations.

3. That I have no direct or indirect interest in the properties or securities of Alpine Summit Energy Partners, nor do I expect to receive any direct or indirect interest in the properties or securities of Alpine Summit Energy Partners, or any affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

/s/  “David G. Jenkinson”

APEGA ID 81046

Calgary, Alberta

Dated:  March 11, 2022

Alpine Summit Energy Partners

Table A

	PDP	PNP	PUD	TP	PADP	PANP	PAUD	TPA	PPDP	PPNP	PPUD	TPP
Crude Oil (Mbbl)												
Working Interest Volume	2,861.1	32.0	2,223.4	**5,116.6**	1,157.4	413.6	1,937.1	**3,508.1**	4,018.5	445.7	4,160.5	**8,624.7**
Royalty Interest Volume	-	-	-	-	-	-	-	-	-	-	-	-
Net Volume	2,086.3	24.0	1,587.2	**3,697.6**	843.1	310.2	1,399.1	**2,552.4**	2,929.4	334.3	2,986.3	**6,250.0**
Natural Gas (MMcf)												
Working Interest Volume	10,011.3	80.5	33,622.6	**43,714.5**	4,103.8	1,581.8	193,081.2	**198,766.8**	14,115.2	1,662.3	226,703.8	**242,481.3**
Royalty Interest Volume	-	-	-	-	-	-	-	-	-	-	-	-
Net Volume	7,297.5	60.4	24,977.6	**32,335.5**	2,986.0	1,186.4	144,685.5	**148,857.9**	10,283.4	1,246.8	169,663.1	**181,193.3**
Natural Gas Liquids (Mbbl) (1)												
Working Interest Volume	1,400.4	9.8	1,935.0	**3,345.2**	533.7	251.3	1,124.0	**1,909.0**	1,934.1	261.1	3,059.0	**5,254.2**
Royalty Interest Volume	-	-	-	-	-	-	-	-	-	-	-	-
Net Volume	1,019.6	7.4	1,416.0	**2,443.0**	388.1	188.5	825.3	**1,401.9**	1,407.7	195.9	2,241.3	**3,844.9**
Total (MBOE) (2)												
Working Interest Volume	5,930.1	55.3	9,762.2	**15,747.5**	2,375.1	928.6	35,241.3	**38,545.0**	8,305.1	983.9	45,003.5	**54,292.5**
Royalty Interest Volume	-	-	-	-	-	-	-	-	-	-	-	-
Net Volume	4,322.2	41.5	7,166.1	**11,529.8**	1,728.9	696.4	26,338.7	**28,764.0**	6,051.0	737.9	33,504.8	**40,293.7**
Net Present Value Before Tax (M$)												
0.0%	130,350.0	836.9	81,763.6	**212,950.5**	59,439.0	22,467.9	218,499.6	**300,406.4**	189,789.0	23,304.8	300,263.2	**513,357.0**
5.0%	112,787.5	791.1	55,844.1	**169,422.6**	43,615.1	19,698.3	135,959.4	**199,272.7**	156,402.5	20,489.4	191,803.5	**368,695.4**
10.0%	101,244.4	745.3	39,571.3	**141,560.9**	34,949.1	17,901.8	87,312.2	**140,163.1**	136,193.5	18,647.1	126,883.4	**281,724.1**
15.0%	93,021.4	701.8	28,415.5	**122,138.7**	29,570.5	16,633.0	55,900.6	**102,104.1**	122,591.9	17,334.8	84,316.0	**224,242.7**
20.0%	86,805.3	661.3	20,250.1	**107,716.7**	25,913.7	15,676.5	34,205.7	**75,795.8**	112,718.9	16,337.8	54,455.7	**183,512.5**
$/BOE Before Tax (3)												
0.0%	21.98	15.14	8.38	**13.52**	25.03	24.20	6.20	**7.79**	22.85	23.69	6.67	**9.46**
5.0%	19.02	14.31	5.72	**10.76**	18.36	21.21	3.86	**5.17**	18.83	20.83	4.26	**6.79**
10.0%	17.07	13.48	4.05	**8.99**	14.72	19.28	2.48	**3.64**	16.40	18.95	2.82	**5.19**
15.0%	15.69	12.69	2.91	**7.76**	12.45	17.91	1.59	**2.65**	14.76	17.62	1.87	**4.13**
20.0%	14.64	11.96	2.07	**6.84**	10.91	16.88	0.97	**1.97**	13.57	16.61	1.21	**3.38**
Net Present Value After Tax (M$)												
0.0%	101,916.0	654.5	63,855.5	**166,426.0**	46,490.4	17,572.1	170,694.5	**234,757.0**	148,406.4	18,226.6	234,549.9	**401,183.0**
5.0%	88,287.2	618.1	43,491.1	**132,396.5**	34,117.0	15,422.0	105,790.5	**155,329.5**	122,404.3	16,040.1	149,281.7	**287,726.0**
10.0%	79,334.8	581.5	30,621.4	**110,537.6**	27,340.2	14,031.0	67,344.7	**108,715.9**	106,674.9	14,612.6	97,966.1	**219,253.6**
15.0%	72,966.8	546.7	21,752.2	**95,265.8**	23,134.3	13,051.2	42,421.4	**78,607.0**	96,101.1	13,598.0	64,173.7	**173,872.7**
20.0%	68,161.1	514.4	15,229.0	**83,904.4**	20,274.8	12,314.4	25,146.0	**57,735.2**	88,435.8	12,828.8	40,375.0	**141,639.6**

(1) Natural Gas Liquids volumes do not include Condensate.
(2) Barrels of Oil Equivalent based on 6:1 for Natural Gas, 1:1 for Condensate and C5+, 1:1 for Ethane,1:1 for Propane, 1:1 for Butanes. BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
(3) NPV/BOE based on Company Share BOE reserves.

22-0032 McDANIEL 2022-03-10 3:18:11 PM

Dallas
Fort Worth
Texas
GIDDINGS
Houston
San Antonio
HAWKVILLE
1:6,500,000
0
100
200
Kilometers
Alpine Summit Energy Partners
Property Location Map
Texas
McDANIEL

Alpine Summit Energy Partners

Total Company

Crude Oil (bbl/day)
10,000
1,000
100
10
1
PDP
TP
TPP
Natural Gas (MMcf/day)
1,000
100
10
1
0.1
PDP
TP
TPP
Condensate (bbl/day)
10,000
1,000
100
10
1
No Condensate Forecast
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036

Historical production data is estimated based on the company share interest as of the reference date.

22-0032 McDANIEL 2022-03-10 11:26:12 AM

Alpine Summit Energy Partners

Total Company

NGL (bbl/day)
10,000
1,000
100
10
1
PDP
TP
TPP

BOE (MBOE/day)
100
10
1
0.1
0.01
PDP
TP
TPP
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036

Historical production data is estimated based on the company share interest as of the reference date.

22-0032 McDANIEL 2022-03-10 11:26:12 AM

Alpine Summit Energy Partners

Total Company

Company Share Revenue (MM$)

400
360
320
280
240
200
160
120
80
40
0
2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041

Net Operating Income (MM$)

200
180
160
140
120
100
80
60
40
20
0
2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041

Total Capital (MM$)

250
225
200
175
150
125
100
75
50
25
0
2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041

Future Net Revenue Before Tax (MM$)

105
90
75
60
45
30
15
0
-15
-30
-45
2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041
PDP
TP
TPP

22-0032 McDANIEL 2022-03-10 11:26:11 AM

Alpine Summit Energy Partners

Total Company

Reserves Distribution by Reserves Class

PDP (11%)
PNP (0%)
PUD (18%)
PADP (4%)
PANP (2%)
PAUD (65%)

Reserves Distribution by Product

Total Proved Reserves

Oil (32%)
Natural Gas (46%)
Natural Gas Liquids (21%)

Total Proved + Probable Reserves

Oil (16%)
Natural Gas (74%)
Natural Gas Liquids (10%)

(1) Distribution percentages may not add up to 100% due to rounding.

22-0032 McDANIEL 2022-03-10 11:26:12 AM

Alpine Summit Energy Partners

Reserves and Net Present Value Distribution for Major Properties
Forecast Prices and Costs as of December 31, 2021
Total Proved + Probable Reserves

Total Company

Top Properties by 10% NPV

Giddings (85%)
Hawkville (15%)

Top Crude Oil Properties by Volume

Giddings (100%)

Top Natural Gas Properties by Volume

Hawkville (85%)
Giddings (15%)

(1) Distribution percentages may not add up to 100% due to rounding.

22-0032 McDANIEL 2022-03-10 11:26:12 AM

Prices: January 2022 3 Consultant Average Eff. Date: December 31, 2021 Currency: USD	Alpine Summit Energy Partners Summary of Oil and Gas Reserves Forecast Prices and Costs as of December 31, 2021 Total Reserves Total Company	Table F1-1

	Reserves
	Light & Medium Oil		Heavy Oil		Tight Oil
Reserves Category	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
Proved
Developed Producing	-	-	-	-	2,861.1	2,086.3
Developed Non-Producing	-	-	-	-	32.0	24.0
Undeveloped	-	-	-	-	2,223.4	1,587.2
Total Proved	-	-	-	-	5,116.6	3,697.6
Total Probable	-	-	-	-	3,508.1	2,552.4
Total Proved & Probable	-	-	-	-	8,624.7	6,250.0

	Conventional Natural Gas		Shale Gas		Natural Gas Liquids (3)
Reserves Category	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)
	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Proved
Developed Producing	-	-	10,011.3	7,297.5	1,400.4	1,019.6
Developed Non-Producing	-	-	80.5	60.4	9.8	7.4
Undeveloped	-	-	33,622.6	24,977.6	1,935.0	1,416.0
Total Proved	-	-	43,714.5	32,335.5	3,345.2	2,443.0
Total Probable	-	-	198,766.8	148,857.9	1,909.0	1,401.9
Total Proved & Probable	-	-	242,481.3	181,193.3	5,254.2	3,844.9

(1) Gross reserves are working interest reserves before royalty deductions.

(2) Net reserves are working interest reserves after royalty deductions plus royalty interest reserves.

(3) Natural Gas Liquids include Condensate volumes.

Prices: January 2022 3 Consultant Average Eff. Date: December 31, 2021 Currency: USD	Alpine Summit Energy Partners Summary of Oil and Gas Reserves Forecast Prices and Costs as of December 31, 2021 Total Reserves Total Company	Table F1-2

Net Present Values of Future Net Revenue

	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)					Unit Value Before Tax
Reserves Category	@0.0%	@5.0%	@10.0%	@15.0%	@20.0%	@0.0%	@5.0%	@10.0%	@15.0%	@20.0%	@10.0% (1)
	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	($/BOE)
Proved
Developed Producing	130,350.0	112,787.5	101,244.4	93,021.4	86,805.3	101,916.0	88,287.2	79,334.8	72,966.8	68,161.1	23.42
Developed Non-Producing	836.9	791.1	745.3	701.8	661.3	654.5	618.1	581.5	546.7	514.4	17.97
Undeveloped	81,763.6	55,844.1	39,571.3	28,415.5	20,250.1	63,855.5	43,491.1	30,621.4	21,752.2	15,229.0	5.52
Total Proved	212,950.5	169,422.6	141,560.9	122,138.7	107,716.7	166,426.0	132,396.5	110,537.6	95,265.8	83,904.4	12.28
Total Probable	300,406.4	199,272.7	140,163.1	102,104.1	75,795.8	234,757.0	155,329.5	108,715.9	78,607.0	57,735.2	4.87
Total Proved & Probable	513,357.0	368,695.4	281,724.1	224,242.7	183,512.5	401,183.0	287,726.0	219,253.6	173,872.7	141,639.6	6.99

(1) The unit values are based on net reserve volumes.

Alpine Summit Energy Partners

Table F1-3

(1) Includes all product revenues and other revenues as forecast.
(2) Royalties include any net profits interests paid, as well as the Saskatchewan Corporation Capital Tax Surcharge.

22-0032 McDANIEL 2022-03-10 3:17:49 PM

Prices: January 2022 3 Consultant Average Eff. Date: December 31, 2021 Currency: USD	Alpine Summit Energy Partners Future Net Revenue by Product Type	Table F1-4
Forecast Prices and Costs as of December 31, 2021
Total Reserves
Total Company
Reserves Category	Product Type	Future Net Revenue Before Income Taxes (discounted @ 10%) M$	Unit Value (1) $/Mcf $/bbl
Total Proved Reserves	Tight Oil (Including Solution Gas and By-products)	134,806	36.46
	Shale Gas (Including By-products)	6,755	0.32
	Total	141,561
Total Proved + Probable Reserves	Tight Oil (Including Solution Gas and By-products)	227,953	36.47
	Shale Gas (Including By-products)	53,771	0.33
	Total	281,724

(1) Unit values are calculated using the 10% discount rate divided by the Major Product Type Net reserves for each group.

Alpine Summit Energy Partners

Table F1-5

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	Remaining	Total
Development Cost Forecast (M$)																	
Total Proved																	
Undiscounted	79,486	6,120	-	-	-	-	-	-	-	-	-	-	-	-	-	-	85,606
Discounted @ 10.0%	76,948	5,542	-	-	-	-	-	-	-	-	-	-	-	-	-	-	82,489
Total Proved + Probable																	
Undiscounted	206,566	108,299	9,430	-	-	-	-	-	-	-	-	-	-	-	-	-	324,295
Discounted @ 10.0%	198,015	94,475	7,701	-	-	-	-	-	-	-	-	-	-	-	-	-	300,191
Abandonment, Decommissioning and Reclamation Cost Forecast (M$)																	
Total Proved																	
Undiscounted	-	-	-	143	48	-	114	39	-	-	41	56	57	-	47	1,428	1,972
Discounted @ 10.0%	-	-	-	98	33	-	60	18	-	-	15	19	17	-	12	127	398
Total Proved + Probable																	
Undiscounted	-	-	-	143	48	-	38	76	-	40	-	-	42	-	58	3,554	4,000
Discounted @ 10.0%	-	-	-	98	33	-	20	39	-	17	-	-	13	-	15	203	438

22-0032 MCDANIEL 2022-03-10 3:17:51 PM

March 11, 2022

Alpine Summit Energy Partners

1010, 2445 Technology Blvd.

Woodlands, Texas

USA 77381

Attention:     The Board of Directors of Alpine Summit Energy Partners

Re: Form 51-101F2

Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor of Alpine Summit Energy Partners (the "Company")

To the Board of Directors of Alpine Summit Energy Partners (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2021. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2021 estimated using forecast prices and costs.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5. The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved + probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2021, and identifies the respective portions thereof that we have evaluated and reported on to the Company's Management:

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6 Tel: (403) 262-5506 Fax: (403) 233-2744 www.mcdan.com

Alpine Summit Energy Partners	Page 2
Forecast Prices and Costs (US$$)	March 11, 2022

			Net Present Value of Future Net Revenue US$M
Independent Qualified	Effective Date of	Location of	(before income taxes, 10% discount rate)

Reserves Evaluator	Evaluation Report	Reserves	Audited	Evaluated	Reviewed	Total

McDaniel	December 31, 2021	United States	-	281,724.1	-	281,724.1

6. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7. We have no responsibility to update our report referred to in paragraph 5 for events and circumstances occurring after the effective date of our report.

8. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

_________________________

Michael J. Verney, P.Eng.
Executive Vice President

Calgary, Alberta, Canada

March 11, 2022

3 Consultant Average (McDaniel, GLJ and Sproule)

Summary of Price Forecasts
January 1, 2022

	Crude Oil Price Forecasts							Liquids Price Forecasts				Gas Price Forecasts									
Year	WTI Crude Oil $US/bbl	Brent Crude Oil $US/bbl	Edmonton Light Crude Oil $C/bbl	Alberta Bow River Hardisty Crude Oil $C/bbl	Western Canadian Select Crude Oil $C/bbl	Alberta Heavy Crude Oil $C/bbl	Sask Cromer Medium Crude Oil $C/bbl	Edmonton Ethane $/bbl	Edmonton Propane $/bbl	Edmonton Butanes $/bbl	Edmonton Cond. & Natural Gasolines $/bbl	U.S. Henry Hub Gas Price $US/MMBtu	Alberta AECO Spot Price $C/MMBtu	Alberta Average Plantgate $C/MMBtu	Alberta Aggregator Plantgate $C/MMBtu	Empress $C/MMBtu	Sask. Prov. Gas Plantgate $C/MMBtu	British Columbia Average Plantgate $C/MMBtu	British Columbia Station 2 $C/MMBtu	Inflation %	US/CAN Exchange Rate $US/$CAN
	(1)	(2)	(3)	(4)	(5)	(6)	(7)						(8)	(9)							
History																					
2011	95.10	111.25	95.05	78.55	77.10	67.90	89.05		55.15	76.50	104.20	4.00	3.70	3.50	3.75	3.50	3.55	3.30	3.40	2.90	1.010
2012	94.20	111.65	86.10	74.35	73.10	63.65	82.10		28.60	69.55	100.80	2.75	2.45	2.25	2.25	2.30	2.30	2.25	2.40	1.55	1.000
2013	97.95	108.60	93.05	76.55	75.25	65.25	88.25		38.90	69.40	104.65	3.75	3.20	3.00	3.00	3.10	3.10	2.95	3.10	0.95	0.970
2014	93.00	99.00	93.50	80.40	79.10	71.20	87.80		45.05	69.60	102.40	4.35	4.40	4.20	4.20	4.55	4.40	4.05	4.20	1.90	0.905
2015	48.80	52.35	57.75	46.10	44.80	39.55	51.45		6.60	36.50	60.30	2.60	2.80	2.60	2.60	3.00	2.70	2.00	2.10	1.10	0.785
2016	43.30	43.55	53.90	40.45	39.15	33.35	49.10		13.15	34.35	56.15	2.50	2.10	1.90	1.90	2.30	2.20	1.55	1.65	1.45	0.755
2017	50.90	54.25	62.85	52.00	50.70	45.20	59.85		28.90	44.60	66.85	3.00	2.40	2.20	2.20	2.85	2.40	1.80	1.95	1.60	0.770
2018	64.95	71.05	69.65	51.25	49.95	40.00	70.20		27.55	32.80	79.20	3.05	1.55	1.35	1.35	3.00	1.60	1.20	1.40	2.25	0.770
2019	57.00	64.35	69.00	60.00	58.70	54.80	68.00		17.40	23.55	70.30	2.55	1.60	1.40	1.40	2.75	1.75	1.00	1.15	2.00	0.755
2020	39.25	41.75	45.00	36.50	35.40	30.70	43.75		16.40	22.15	49.15	2.05	2.25	2.05	2.05	2.30	2.45	2.05	2.20	(0.10)	0.745
2021	67.95	70.65	80.25	69.35	68.80	63.10	77.70		43.10	51.15	85.45	3.90	3.55	3.35	3.35	3.90	3.95	3.30	3.45	1.35	0.800
Forecast																					
2022	72.83	75.33	86.82	75.22	74.42	66.45	83.26	11.48	43.38	57.49	91.85	3.85	3.56	3.36	3.36	3.88	3.81	3.26	3.48	0.0	0.797
2023	68.78	71.46	80.73	69.92	69.17	61.90	77.45	10.33	35.92	50.17	85.53	3.44	3.21	3.00	3.00	3.49	3.46	2.92	3.14	2.3	0.797
2024	66.76	69.62	78.01	67.26	66.54	59.45	74.84	9.81	34.62	48.53	82.98	3.17	3.05	2.84	2.84	3.34	3.31	2.75	2.98	2.0	0.797
2025	68.09	71.01	79.57	68.60	67.87	60.64	76.34	10.01	35.31	49.50	84.63	3.24	3.11	2.89	2.89	3.41	3.37	2.81	3.03	2.0	0.797
2026	69.45	72.44	81.16	69.98	69.23	61.87	77.86	10.22	36.02	50.49	86.33	3.30	3.17	2.95	2.95	3.48	3.44	2.87	3.10	2.0	0.797
2027	70.84	73.88	82.78	71.37	70.61	63.11	79.42	10.42	36.74	51.50	88.05	3.37	3.23	3.01	3.01	3.54	3.51	2.93	3.16	2.0	0.797
2028	72.26	75.36	84.44	72.80	72.02	64.37	81.01	10.64	37.47	52.53	89.82	3.44	3.30	3.07	3.07	3.61	3.58	2.99	3.22	2.0	0.797
2029	73.70	76.87	86.13	74.25	73.46	65.67	82.63	10.86	38.22	53.58	91.61	3.50	3.36	3.13	3.13	3.69	3.65	3.06	3.29	2.0	0.797
2030	75.18	78.40	87.85	75.49	74.69	66.68	84.28	11.08	38.99	54.65	93.44	3.58	3.43	3.20	3.20	3.76	3.72	3.12	3.35	2.0	0.797
2031	76.68	79.97	89.61	77.00	76.19	68.02	85.97	11.31	39.77	55.74	95.32	3.65	3.50	3.26	3.26	3.83	3.80	3.18	3.42	2.0	0.797
2032	78.21	81.57	91.40	78.54	77.71	69.38	87.69	11.54	40.56	56.86	97.22	3.72	3.57	3.32	3.32	3.91	3.87	3.25	3.49	2.0	0.797
2033	79.78	83.20	93.23	80.11	79.27	70.77	89.44	11.77	41.37	57.99	99.17	3.79	3.64	3.39	3.39	3.99	3.95	3.31	3.56	2.0	0.797
2034	81.37	84.87	95.09	81.72	80.85	72.18	91.23	12.00	42.20	59.15	101.15	3.87	3.71	3.46	3.46	4.07	4.03	3.38	3.63	2.0	0.797
2035	83.00	86.57	96.99	83.35	82.47	73.63	93.05	12.24	43.05	60.34	103.17	3.95	3.79	3.53	3.53	4.15	4.11	3.45	3.70	2.0	0.797
2036	84.66	88.30	98.93	85.02	84.12	75.10	94.91	12.49	43.91	61.54	105.24	4.03	3.86	3.60	3.60	4.23	4.19	3.52	3.78	2.0	0.797
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.0	0.797

(1) West Texas Intermediate at Cushing Oklahoma 40 degrees API, 0.5% sulphur
(2) North Sea Brent Blend 37 degrees API, 1.0% sulphur
(3) Edmonton Light Sweet 40 degrees API, 0.3% sulphur
(4) Bow River at Hardisty, Alberta (Heavy stream)
(5) Western Canadian Select at Hardisty, Alberta
(6) Heavy crude oil 12 degrees API at Hardisty, Alberta (after deduction of blending costs to reach pipeline quality)
(7) Midale Cromer crude oil 29 degrees API, 2.0% sulphur
(8) Historical prices based on AECO 7A (near month prices). 5A (daily price) expected to be equal to 7A over long term. 2021 historical prices: 7A $3.55/MMBTU, 5A $3.60/MMBTU
(9) This forecast also applies to direct sales contracts and the Alberta gas reference price used in the Crown royalty calculations

SG220101

ALPINE SUMMIT ENERGY PARTNERS
_________________________________________________

Evaluation of Petroleum Reserves

Based on Forecast Prices and Costs (US$)

As of December 31, 2021

Evaluation Methodology

INTRODUCTION

Estimates of the proved and probable petroleum reserves and the associated net present values before and after income taxes attributable to the properties of the Company have been presented in this report as of December 31, 2021. Reserves estimates were prepared for two properties in which the Company was indicated to have an interest in the State of Texas based on detailed studies of the reservoir and performance characteristics as well as historical revenues and costs.

The basic information employed in the preparation of this report was obtained from the Company's files, public sources and from our own non-confidential files. A field inspection of the properties was not conducted in view of the generally accepted reliability of the data sources for North American properties.

Detailed reserves estimates, future net revenue forecasts and other supporting data for each of the properties that were reviewed in detail were provided in the Detailed Property Report. Property discussions and a detailed description of the economic factors employed to derive the future net revenue forecasts were also included in the Detailed Property Report.

The effective date of this report is December 31, 2021. The reserves estimates presented herein were based on the operating and economic conditions and development status as of that date except for changes planned for the immediate future or in the process of implementation. The reserves estimates and future net revenue forecasts have been prepared and presented in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (COGEH) and National Instrument 51-101 (NI 51-101). A brief review of the methodology employed in arriving at the reserves and net present value estimates is presented in this section.

RESERVES ESTIMATES

Crude Oil

The crude oil reserves estimates presented in this report were based on a review of the volumetric data and performance characteristics of the individual wells and reservoirs in question. Volumetric estimates of the original oil in-place were based on individual well petrophysical interpretations, geological studies of pool configurations, and in some cases on published estimates. In those cases where indicative oil production decline and/or increasing gas-oil and oil cut trends were evident, the remaining reserves were determined by extrapolating these trends to economic limiting conditions. Where definitive production information was not yet available, the reserves estimates were usually volumetrically determined using recovery factors based on analogy with similar wells or reservoirs or on estimates of recovery efficiencies. The cumulative production figures were taken from published sources or from records of the Company and estimated for those recent periods where such data were not available.

Alpine Summit Energy Partners	Page 2
Forecast Prices and Costs (US$)	March 11, 2022

Natural Gas and Products

The natural gas reserves estimates for non-associated gas and gas cap pools were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. Volumetric estimates of the initial gas in-place were based on individual well petrophysical interpretations, geological studies of the pools and areas, and in some cases on published estimates. Material balance estimates of the initial gas in-place were employed where sufficient information was available for a reliable estimate. The reserves recoverable from the currently producing properties were estimated from studies of production performance characteristics and/or reservoir pressure histories. In those cases where indicative gas production decline and/or increasing oil-gas ratio and water-gas ratio trends were evident, the remaining reserves were determined by extrapolating these trends to economic limiting conditions. In cases of competitive drainage in multi-well pools the reserves were based on an analysis of the relevant factors relating to the future pool depletion by existing and possible future wells. The recovery factors for the non- producing properties were estimated from a consideration of test rates, reservoir pressures and by analogy with similar wells or reservoirs.

Natural gas reserves estimates for solution gas production from producing crude oil properties were based on an analysis of producing gas-oil ratios and existing sales gas recoveries. Solution gas reserves were assigned to non-producing oil properties where there was a likelihood of those reserves being recovered and sold from existing facilities or facilities that are expected to be available in the near future.

The natural gas products reserves estimates for the producing properties were based on historical and anticipated future recoveries of these products from the natural gas reserves. The natural gas products recoveries from the non-producing natural gas reserves were estimated from gas analyses, well test information and from analogy with similar reservoirs. Natural gas products reserves were only assigned to non-producing properties in those cases where there was a likelihood that the gas production would be processed through existing facilities capable of extracting these products or where such a facility will be available in the near future.

Alpine Summit Energy Partners	Page 3
Forecast Prices and Costs (US$)	March 11, 2022

RESERVES DEFINITIONS

The petroleum reserves estimates presented in this report have been based on the definitions and guidelines prepared by the Standing Committee on Reserves Definitions of the CIM (Petroleum Society) as presented in the COGE Handbook. A summary of those definitions is presented below.

Reserves Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

• analysis of drilling, geological, geophysical and engineering data;

• the use of established technology; and

• specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates

• Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

• Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved + probable reserves.

• Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved + probable + possible reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Development and Production Status

Each of the reserves categories (proved, probable and possible) may be divided into developed and undeveloped categories:

• Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

Alpine Summit Energy Partners	Page 4
Forecast Prices and Costs (US$)	March 11, 2022

• Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

• Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

• Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest-level at which reserves calculations are performed) and to reported reserves (which refers to the highest-level sum of individual entity estimates for which reserves estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

• at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

• at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved + probable reserves; and

• at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved + probable + possible reserves.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

Alpine Summit Energy Partners	Page 5
Forecast Prices and Costs (US$)	March 11, 2022

NET PRESENT VALUE ESTIMATES

The net present values of the petroleum reserves were obtained by employing future production and revenue analyses. The future crude oil production was generally predicated on the anticipated performance characteristics of the individual wells and reservoirs in question. The future natural gas production was also predicated on the anticipated performance characteristics of the individual wells and reservoirs in question with an allowance for any gas sales contract or gas processing facility restrictions. In those areas where shut-in natural gas reserves exist, the commencement of production was based on the proximity to a pipeline connection and the relevant factors relating to the future marketing of the reserves. The future production of gas-cap reserves was assumed to occur near the end of the oil producing life. Solution gas production was based on the forecast of the oil producing rates and current and forecast sales gas-oil ratios. The natural gas products production forecasts were based on the anticipated recoveries of these products from the produced natural gas.

The Company's share of future crude oil revenue was derived by employing the Company's share of production and the forecast reference crude oil price less the historical quality and transportation price differential for each respective field. The forecast natural gas prices with an adjustment for the heating value of the gas were employed to calculate the Company's share of future natural gas revenues. The forecast reference natural gas products prices with adjustments to reflect historical price differentials realized by the Company in each respective property were employed to calculate the Company's share of future natural gas products revenues. Mineral taxes payable to the state were estimated based on the methods in effect as of December 31, 2021. Freehold and overriding royalties payable to others were estimated based on the indicated applicable rates.

In all cases, estimates of the applicable capital expenditures and operating costs with an allowance for inflation were deducted in arriving at the Company's share of future net revenues. An allowance for future abandonment, decommissioning and reclamation (ADR) costs were included in this report. ADR costs include but are not limited to items such as: producing wells, suspended wells, service wells, gathering systems, facilities, and surface land development. These costs and their respective timing have been supplied and represented by the Company and incorporated into this report without review. The ADR costs were included for all areas contained within the report. The net present values were then obtained by employing 5, 10, 15 and 20 percent nominal annual discount rates compounded monthly.

The Company's share of remaining reserves and net present values are presented on a total Company basis in the summary section of this report. In addition, the NI 51-101 summary section contains Company data in F1 format and the Form 51-101F2.

Alpine Summit Energy Partners	Page 6
Forecast Prices and Costs (US$)	March 11, 2022

Most of the future net revenues and net present values estimated in this report are presented before income taxes. Future net revenues and net present values are presented after income tax in selected tables at the corporate level. The estimates of future income taxes were based on our understanding of current Oil and Gas tax calculations in the State of Texas; however, income tax experts should be consulted before relying on any of the income tax estimates presented in this report.

The future net revenue forecasts and net present value estimates for the probable reserves were calculated by subtracting the total proved forecasts from the proved + probable forecasts.

Summaries of the Company's share of remaining reserves together with forecast future revenues, royalties, taxes, operating and capital costs, abandonments, decommissioning and reclamation costs, future net revenue, income taxes and net present values are presented in detailed tabulations for each reserves category in Appendices 1 to 10.

Table 1

Alpine Summit Energy Partners

Total Company

Year	No.Of Wells	Crude Oil WI & RI Volume Mbbl	Crude Oil Sales Price $/bbl	Crude Oil Sales Revenue M$	Natural Gas WI & RI Volume MMcf	Natural Gas Sales Price $/Mcf	Natural Gas Sales Revenue M$	Condensate WI & RI Volume Mbbl	Condensate Sales Price $/bbl	Condensate Sales Revenue M$	Natural Gas Liquids WI & RI Volume Mbbl	Natural Gas Liquids Sales Price $/bbl	Natural Gas Liquids Sales Revenue M$	Other Revenue M$	Gross Revenue M$	BOE/d
2022	24.6	1560.1	70.33	109729.9	9698.4	3.66	35491.6	-	-	-	771.4	29.13	22472.6	-	167694.0	10816.2
2023	27.9	818.5	66.25	54228.1	8503.3	3.19	27139.4	-	-	-	934.7	27.51	25713.4	-	107080.8	8685.9
2024	24.5	468.6	64.17	30070.7	4564.8	2.96	13510.9	-	-	-	320.8	26.70	8566.2	-	52147.8	4235.5
2025	22.9	332.5	65.46	21762.0	2980.1	3.02	9009.8	-	-	-	199.3	27.24	5428.7	-	36200.5	2817.8
2026	22.7	260.5	66.77	17394.6	2313.1	3.09	7144.6	-	-	-	152.4	27.78	4234.2	-	28773.3	2187.5
2027	22.3	213.7	68.10	14550.5	1897.4	3.15	5977.5	-	-	-	124.2	28.34	3518.8	-	24046.8	1792.0
2028	21.4	180.4	69.46	12529.2	1612.5	3.22	5184.7	-	-	-	105.0	28.90	3035.1	-	20749.0	1514.0
2029	20.5	154.3	70.85	10933.4	1395.4	3.28	4578.5	-	-	-	90.5	29.48	2669.4	-	18181.4	1308.0
2030	19.8	134.9	72.27	9749.7	1233.1	3.35	4127.6	-	-	-	79.8	30.07	2399.8	-	16277.1	1151.3
2031	19.7	120.9	73.72	8912.8	1105.8	3.41	3775.4	-	-	-	71.5	30.67	2192.6	-	14880.9	1032.0
2032	19.0	108.3	75.19	8146.3	1000.0	3.48	3483.9	-	-	-	64.3	31.29	2012.0	-	13642.2	927.1
2033	18.8	98.0	76.69	7517.9	910.9	3.55	3237.1	-	-	-	58.5	31.91	1866.3	-	12621.3	844.7
2034	18.2	88.6	78.23	6929.0	834.9	3.63	3027.2	-	-	-	53.4	32.55	1739.5	-	11695.8	770.3
2035	17.1	79.6	79.79	6350.6	746.9	3.70	2767.1	-	-	-	46.6	33.20	1546.4	-	10664.2	686.7
2036	17.0	73.2	81.39	5961.6	687.1	3.78	2596.9	-	-	-	42.7	33.86	1447.2	-	10005.7	629.8
Rem.	7.0	424.4	91.51	38841.2	4230.8	4.23	17916.2	-	-	-	230.0	37.62	8653.0	-	65410.4	206.8
Total	-	**5116.6**	**71.06**	**363607.7**	**43714.5**	**3.41**	**148968.4**	-	-	-	**3345.2**	**29.14**	**97495.0**	-	**610071.1**	-

Year	Royalties Manual M$	Royalties Lease & Override M$	Royalties NPI Pymts M$	Royalties Total M$	Royalties Total %	Net Volumes Oil Mbbl	Net Volumes Gas MMcf	Net Volumes Cond. Mbbl	Net Volumes Liquids Mbbl	Net Interest Revenue M$	Taxes Ad Valorem M$	Taxes Severance M$	Taxes Total M$	Taxes Total %
2022	-	45648.9	-	45648.9	27.2	1130.2	7178.1	-	558.1	122045.1	3051.1	5286.8	8338.0	5.0
2023	-	28849.1	-	28849.1	26.9	590.7	6301.4	-	689.5	78231.7	1955.8	2708.2	4664.0	4.4
2024	-	14140.7	-	14140.7	27.1	338.6	3377.0	-	234.9	38007.1	950.2	1486.3	2436.4	4.7
2025	-	9829.2	-	9829.2	27.2	240.5	2202.7	-	145.5	26371.4	659.3	1075.9	1735.1	4.8
2026	-	7807.9	-	7807.9	27.1	188.5	1709.8	-	111.3	20965.4	524.1	859.4	1383.5	4.8
2027	-	6526.2	-	6526.2	27.1	154.6	1402.5	-	90.6	17520.6	438.0	718.7	1156.7	4.8
2028	-	5633.8	-	5633.8	27.2	130.5	1191.9	-	76.6	15115.2	377.9	619.4	997.3	4.8
2029	-	4940.1	-	4940.1	27.2	111.6	1031.4	-	66.1	13241.3	331.0	541.8	872.8	4.8
2030	-	4425.5	-	4425.5	27.2	97.5	911.4	-	58.2	11851.6	296.3	484.2	780.5	4.8
2031	-	4046.0	-	4046.0	27.2	87.4	817.3	-	52.1	10834.8	270.9	443.9	714.8	4.8
2032	-	3712.5	-	3712.5	27.2	78.3	739.1	-	46.9	9929.7	248.2	493.8	742.1	5.4
2033	-	3435.9	-	3435.9	27.2	70.8	673.2	-	42.6	9185.4	229.6	472.8	702.4	5.6
2034	-	3187.0	-	3187.0	27.2	63.9	617.0	-	39.0	8508.8	212.7	438.1	650.8	5.6
2035	-	2912.9	-	2912.9	27.3	57.4	551.8	-	33.9	7751.3	193.8	404.0	597.8	5.6
2036	-	2733.7	-	2733.7	27.3	52.8	507.6	-	31.1	7272.1	181.8	379.5	561.3	5.6
Rem.	-	18099.1	-	18099.1	27.7	304.1	3123.3	-	166.4	47311.2	1182.8	2551.3	3734.1	5.7
Total	-	**165928.5**	-	**165928.5**	**27.2**	**3697.6**	**32335.5**	-	**2443.0**	**444142.6**	**11103.6**	**18964.0**	**30067.6**	**4.9**

Year	Operating Costs M$	Operating Costs $/BOE	ADR Costs M$	Net Op. Income M$	Capital Costs G & G M$	Capital Costs Property & Leasehold M$	Capital Costs Tangible M$	Capital Costs Intangible M$	Capital Costs Total M$	Future Net Revenue Before Tax Annual M$	Future Net Revenue Before Tax Cum. M$	Future Net Revenue Before Tax NPV @10.0% M$
2022	13946.1	3.53	-	99761.1	-	-	16231.4	63254.6	79486.0	20275.1	20275.1	18313.1
2023	11780.5	3.72	-	61787.2	-	-	1258.0	4862.0	6120.0	55667.2	75942.3	48358.5
2024	7444.7	4.80	-	28125.9	-	-	-	-	-	28125.9	104068.2	22269.3
2025	5932.6	5.77	143.5	18560.1	-	-	-	-	-	18560.1	122628.3	13337.8
2026	5367.1	6.72	47.9	14166.9	-	-	-	-	-	14166.9	136795.1	9245.3
2027	5005.8	7.65	-	11358.1	-	-	-	-	-	11358.1	148153.2	6737.3
2028	4677.6	8.44	113.7	9326.5	-	-	-	-	-	9326.5	157479.7	5030.4
2029	4397.4	9.21	38.7	7932.4	-	-	-	-	-	7932.4	165412.1	3887.8
2030	4199.6	9.99	-	6871.6	-	-	-	-	-	6871.6	172283.8	3060.9
2031	4126.6	10.95	-	5993.5	-	-	-	-	-	5993.5	178277.3	2426.9
2032	3978.8	11.73	40.9	5167.9	-	-	-	-	-	5167.9	183445.2	1903.0
2033	3913.2	12.69	55.6	4514.2	-	-	-	-	-	4514.2	187959.4	1510.6
2034	3810.4	13.55	56.8	3990.8	-	-	-	-	-	3990.8	191950.2	1214.2
2035	3585.0	14.30	-	3568.5	-	-	-	-	-	3568.5	195518.7	986.9
2036	3570.6	15.49	47.4	3092.7	-	-	-	-	-	3092.7	198611.4	778.1
Rem.	27810.4	-	1427.5	14339.1	-	-	-	-	-	14339.1	212950.5	2501.0
Total	**113546.5**	-	**1972.1**	**298556.5**	-	-	**17489.4**	**68116.6**	**85606.0**	**212950.5**	-	**141560.9**

Product	Remaining Reserves Gross Lease	Remaining Reserves W.I.	Remaining Reserves R.I.	Remaining Reserves Net
Light and Medium Oil (Mbbl)	6,130.6	5,116.6	-	3,697.6
Natural Gas (MMcf)	53,276.9	43,714.5	-	32,335.5
Natural Gas Liquids (Mbbl)	4,350.1	3,345.2	-	2,443.0
Total (MBOE)	**19,360.2**	**15,747.5**	-	**11,529.8**

Net Present Value Before Tax - M$

@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%	@ 20.0%
212,950.5	**169,422.6**	**141,560.9**	**122,138.7**	**107,716.7**

RLI	4.22 yrs
Remaining Life	32.08 yrs
Price Schedule	SG220101

22-0032
McDANIEL
2022-03-10 11:26:13 AM

Alpine Summit Energy Partners

Table AT

Total Company

	Capital Cost Allowance			Cdn. Oil & Gas Property Expense				Canadian Development Expense				
Year	Initial Balance M$	Additions M$	Expense Claim M$	Initial Balance M$	Additions M$	Expense Claim M$	CEE Claim M$	Initial Balance M$	Additions M$	Expense Claim M$	FEDE Claim M$	Tax Pool Claims M$
2022	-	-	-	-	-	-	-	-	-	-	-	79486.0
2023	-	-	-	-	-	-	-	-	-	-	-	5904.4
2024	-	-	-	-	-	-	-	-	-	-	-	61.6
2025	-	-	-	-	-	-	-	-	-	-	-	44.0
2026	-	-	-	-	-	-	-	-	-	-	-	31.4
2027	-	-	-	-	-	-	-	-	-	-	-	22.5
2028	-	-	-	-	-	-	-	-	-	-	-	22.4
2029	-	-	-	-	-	-	-	-	-	-	-	22.5
2030	-	-	-	-	-	-	-	-	-	-	-	11.2
2031	-	-	-	-	-	-	-	-	-	-	-	-
2032	-	-	-	-	-	-	-	-	-	-	-	-
2033	-	-	-	-	-	-	-	-	-	-	-	-
2034	-	-	-	-	-	-	-	-	-	-	-	-
2035	-	-	-	-	-	-	-	-	-	-	-	-
2036	-	-	-	-	-	-	-	-	-	-	-	-
Rem.		-	-		-	-	-		-	-	-	-
Total		-	-		-	-	-		-	-	-	**85606.0**

	Revenue				Royalties & Expenses					Deductions			
Year	WI Sales Revenue M$	Royalty Revenue M$	Other Revenue M$	Total Revenue M$	Crown Royalty Payable M$	Other Royalty Payable M$	Op. Costs, ADR Costs & Taxes M$	Total Royalties & Expenses M$	Taxable Income Before Deductions M$	Tax Pool Claims M$	Non-capital Loss Carry-forward M$	Tax Loss Claim M$	Taxable Income M$
2022	167694.0	-	-	167694.0	-	45648.9	13946.1	59595.0	108099.1	79486.0	-	79486.0	20072.3
2023	107080.8	-	-	107080.8	-	28849.1	11780.5	40629.7	66451.1	5904.4	-	5904.4	55324.0
2024	52147.8	-	-	52147.8	-	14140.7	7444.7	21585.4	30562.3	61.6	-	61.6	27783.6
2025	36200.5	-	-	36200.5	-	9829.2	6076.1	15905.3	20295.3	44.0	-	44.0	18330.9
2026	28773.3	-	-	28773.3	-	7807.9	5415.0	13222.9	15550.4	31.4	-	31.4	13994.1
2027	24046.8	-	-	24046.8	-	6526.2	5005.8	11532.0	12514.7	22.5	-	22.5	11222.2
2028	20749.0	-	-	20749.0	-	5633.8	4791.3	10425.2	10323.8	22.4	-	22.4	9211.0
2029	18181.4	-	-	18181.4	-	4940.1	4436.1	9376.2	8805.2	22.5	-	22.5	7830.9
2030	16277.1	-	-	16277.1	-	4425.5	4199.6	8625.0	7652.1	11.2	-	11.2	6791.8
2031	14880.9	-	-	14880.9	-	4046.0	4126.6	8172.6	6708.3	-	-	-	5933.6
2032	13642.2	-	-	13642.2	-	3712.5	4019.7	7732.2	5910.0	-	-	-	5116.3
2033	12621.3	-	-	12621.3	-	3435.9	3968.7	7404.7	5216.6	-	-	-	4469.0
2034	11695.8	-	-	11695.8	-	3187.0	3867.2	7054.1	4641.6	-	-	-	3950.9
2035	10664.2	-	-	10664.2	-	2912.9	3585.0	6497.9	4166.3	-	-	-	3532.8
2036	10005.7	-	-	10005.7	-	2733.7	3618.1	6351.7	3654.0	-	-	-	3061.8
Rem.	65410.4	-	-	65410.4	-	18099.1	29238.0	47337.1	18073.2	-		-	14752.7
Total	**610071.1**	-	-	**610071.1**	-	**165928.5**	**115518.5**	**281447.1**	**328624.1**	**85606.0**		**85606.0**	**211378.0**

	Federal			State			Cash Flow				
Year	Taxable Income M$	Tax Rate %	Tax Payable M$	Taxable Income M$	Tax Rate %	Tax Payable M$	BTCF M$	Total Tax Payable M$	ATCF M$	Cum. ATCF M$	NPV @ 10.00 % M$
2022	20072.3	21.0	4215.2	20275.1	1.0	202.8	20275.1	4417.9	15857.2	15857.2	14099.2
2023	55324.0	21.0	11618.0	55882.8	1.0	558.8	55667.2	12176.9	43490.3	59347.4	37799.9
2024	27783.6	21.0	5834.6	28064.3	1.0	280.6	28125.9	6115.2	22010.7	81358.1	17448.8
2025	18330.9	21.0	3849.5	18516.1	1.0	185.2	18560.1	4034.7	14525.5	95883.6	10446.4
2026	13994.1	21.0	2938.8	14135.4	1.0	141.4	14166.9	3080.1	11086.7	106970.3	7238.7
2027	11222.2	21.0	2356.7	11335.6	1.0	113.4	11358.1	2470.0	8888.0	115858.4	5274.4
2028	9211.0	21.0	1934.3	9304.1	1.0	93.0	9326.5	2027.4	7299.2	123157.5	3938.8
2029	7830.9	21.0	1644.5	7910.0	1.0	79.1	7932.4	1723.6	6208.9	129366.4	3044.2
2030	6791.8	21.0	1426.3	6860.4	1.0	68.6	6871.6	1494.9	5376.7	134743.1	2395.7
2031	5933.6	21.0	1246.1	5993.5	1.0	59.9	5993.5	1306.0	4687.5	139430.6	1898.6
2032	5116.3	21.0	1074.4	5167.9	1.0	51.7	5167.9	1126.1	4041.8	143472.5	1488.9
2033	4469.0	21.0	938.5	4514.2	1.0	45.1	4514.2	983.6	3530.5	147003.0	1181.8
2034	3950.9	21.0	829.7	3990.8	1.0	39.9	3990.8	869.6	3121.2	150124.3	949.9
2035	3532.8	21.0	741.9	3568.5	1.0	35.7	3568.5	777.6	2790.9	152915.2	772.0
2036	3061.8	21.0	643.0	3092.7	1.0	30.9	3092.7	673.9	2418.8	155334.0	608.8
Rem.	14752.7	21.0	3098.1	14901.8	1.0	149.0	14339.1	3247.1	11092.0	166426.0	1951.5
Total	**211378.0**	-	**44389.4**	**213513.1**	-	**2135.1**	**212950.5**	**46524.5**	**166426.0**		**110537.6**

	Net Present Value - M$				
	@0.0%	@5.0%	@10.0%	@15.0%	@20.0%
Before Tax Cash Flow	212950.5	169422.6	141560.9	122138.7	107716.7
After Tax Cash Flow	**166426.0**	**132396.5**	**110537.6**	**95265.8**	**83904.4**

22-0032

McDANIEL

2022-03-10 3:20:32 PM

Alpine Summit Energy Partners

Table 2

Total Company

Area and Property	Company Interest %	Zones	Reserve Class	Company WI & RI Reserves: Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	Net Present Value Before Tax (M$): @ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
United States											
Texas											
Giddings											
01 PDP											
ANIMAL 1H	W-84.451	AUS CH	PDP	684.8	1975.7	-	290.7	33530.9	27564.3	24088.5	21809.4
BEAKER B 2H	W-100.000	EAGLE L	PDP	39.8	62.6	-	7.6	997.5	949.3	901.7	857.3
BEAKER B 3H	W-100.000	AUS CH	PDP	61.8	89.3	-	10.9	1687.2	1587.2	1496.3	1415.7
CONSTANTINE 1H	W-78.705	AUS CH	PDP	286.8	1035.9	-	126.4	12902.8	10078.4	8397.2	7301.2
CONSTANTINE 2H	W-89.093	AUS CH	PDP	223.3	657.5	-	95.9	10382.0	9212.3	8384.7	7769.8
GONZO 1H	W-79.061	AUS CH	PDP	78.9	177.7	-	21.7	2573.2	2314.2	2108.9	1944.9
GONZO 2H	W-78.358	AUS CH	PDP	98.8	302.3	-	36.9	3558.0	3123.9	2800.1	2552.8
GONZO 3H	W-84.435	AUS CH	PDP	82.6	140.5	-	17.1	2629.3	2404.2	2219.6	2068.1
GONZO B 4H	W-85.858	AUS CH	PDP	60.5	205.6	-	25.1	2075.0	1927.9	1801.5	1694.0
GONZO B 5H	W-81.373	AUS CH	PDP	148.0	377.3	-	46.0	5704.8	4827.7	4222.7	3786.1
GROVER 1H	W-83.739	AUS CH	PDP	148.7	425.1	-	58.9	6388.8	5767.1	5294.4	4925.1
HUEBNER-KLAUS AC GAS UNIT 1 1H	W-69.769	AUS CH	PDP	-	1038.8	-	126.7	2954.0	2722.5	2534.0	2379.0
SHELDEN #1	W-72.245	AUS CH	PDP	0.8	1.0	-	0.1	-33.2	-22.9	-15.7	-10.7
STELLA MAE 1H	W-67.290	AUS CH	PDP	8.2	-	-	-	189.0	194.8	197.8	199.0
STELLA MAE 2H	W-80.286	AUS CH	PDP	250.8	828.2	-	127.3	12599.2	11103.8	10089.6	9357.3
STELLA MAE 3H	W-82.171	AUS CH	PDP	212.2	659.3	-	102.2	10282.9	9229.9	8480.7	7921.1
SWEDISH CHEF 1H	W-75.000	AUS CH	PDP	13.6	48.3	-	7.3	367.8	366.7	362.7	357.2
SWEDISH CHEF 2H	W-69.647	AUS CH	PDP	103.3	500.6	-	70.2	4636.6	4229.0	3911.0	3657.8
SWEDISH CHEF 3H	W-67.719	AUS CH	PDP	138.1	476.5	-	66.0	5797.3	5175.3	4718.1	4369.7
SWEDISH CHEF 4H	W-85.081	AUS CH	PDP	220.3	1009.1	-	163.2	11318.2	10189.2	9381.6	8776.5
Subtotal 01 PDP				**2861.1**	**10011.3**	-	**1400.4**	**130541.4**	**112945.1**	**101375.4**	**93131.2**
02 PNP											
CLARA #1	W-75.000	AUS CH	PNP	0.9	1.2	-	0.1	-32.1	-21.4	-14.1	-9.1
DERNEHL 1H	W-75.000	AUS CH	PNP	31.1	79.3	-	9.7	869.0	812.5	759.4	710.8
Subtotal 02 PNP				**32.0**	**80.5**	-	**9.8**	**836.9**	**791.1**	**745.3**	**701.8**
03 PUD											
ANIMAL 2H	W-85.284	AUS CH	PUD	540.0	1590.6	-	229.9	18312.7	13530.1	10671.9	8771.8
ANIMAL 3H	W-85.097	AUS CH	PUD	538.6	1584.0	-	229.7	18217.7	13327.5	10407.5	8467.8
ANIMAL 4H	W-85.295	AUS CH	PUD	539.9	1589.5	-	230.0	18126.3	13060.6	10060.4	8085.5
HUEBNER-KLAUS AC GAS UNIT 1 2H	W-63.725	AUS CH	PUD	-	2016.4	-	335.0	1714.2	918.6	380.6	0.8
HUEBNER-KLAUS AC GAS UNIT 1 3H	W-63.842	AUS CH	PUD	-	2016.4	-	335.8	1729.7	933.8	398.9	23.7
HUEBNER-KLAUS AC GAS UNIT 1 4H	W-63.960	AUS CH	PUD	-	2031.0	-	335.1	1712.1	922.3	395.5	29.0
KERMIT 1H	W-86.363	AUS CH	PUD	209.5	400.1	-	61.3	881.8	152.1	-379.4	-775.5
SWEDISH CHEF 5H	W-85.216	AUS CH	PUD	188.8	741.5	-	117.8	1816.8	1027.5	448.2	10.5
Subtotal 03 PUD				**2016.8**	**11969.5**	-	**1874.7**	**62511.3**	**43872.3**	**32383.6**	**24613.6**
04 DUC											
STATLER 1H (Recomp)	W-84.405	AUS CH	PUD	206.6	391.4	-	60.3	5486.0	4685.8	4076.4	3597.9
05 PANP											
SAMPSON-MUELLER 4H	W-97.000	AUS CH	PA	-	-	-	-	-	-	-	-
05 PAUD											
ROWLF 1H	W-50.000	AUS CH	PA	-	-	-	-	-	-	-	-
ROWLF 2H	W-50.000	AUS CH	PA	-	-	-	-	-	-	-	-
SAMPSON-MUELLER 5H	W-97.000	AUS CH	PA	-	-	-	-	-	-	-	-
SAMPSON-MUELLER 6H	W-97.000	AUS CH	PA	-	-	-	-	-	-	-	-
Subtotal 05 PAUD				-	-	-	-	-	-	-	-
08 NRA											
GENE 2H	W-100.000	AUS CH	NRA	-	-	-	-	-47.8	-39.4	-32.8	-27.5
HERKLOTZ-KRUEMCKE #1	W-100.000	WILCOX	NRA	-	-	-	-	-47.8	-39.4	-32.8	-27.5
KUEHN #1	W-100.000	AUS CH	NRA	-	-	-	-	-47.9	-39.3	-32.6	-27.2
WEIDER UNIT #1	W-100.000	NORTH EDWARDS	NRA	-	-	-	-	-47.8	-39.4	-32.8	-27.5
Subtotal 08 NRA				-	-	-	-	**-191.4**	**-157.6**	**-131.0**	**-109.8**
Subtotal Giddings				**5116.6**	**22452.8**	-	**3345.2**	**199184.1**	**162136.7**	**138449.7**	**121934.7**
Hawkville											
03 PUD											
San Roman 109AH	W-91.519	AUS CH	PUD	-	7081.0	-	-	4616.4	2484.3	1109.2	150.2
San Roman 110AH	W-91.519	AUS CH	PUD	-	7081.0	-	-	4616.4	2484.3	1109.2	150.2
San Roman 111AH	W-91.690	AUS CH	PUD	-	7099.7	-	-	4533.5	2317.3	892.9	-96.5
Subtotal 03 PUD				-	**21261.7**	-	-	**13766.4**	**7285.9**	**3111.3**	**204.0**
05 PAUD											
San Roman 101LEH	W-100.000	EAGLE L	PA	-	-	-	-	-	-	-	-
San Roman 101UEH	W-100.000	EAGLE U	PA	-	-	-	-	-	-	-	-
San Roman 102LEH	W-100.000	EAGLE L	PA	-	-	-	-	-	-	-	-
San Roman 102UEH	W-100.000	EAGLE U	PA	-	-	-	-	-	-	-	-
San Roman 103LEH	W-100.000	EAGLE L	PA	-	-	-	-	-	-	-	-
San Roman 103UEH	W-100.000	EAGLE U	PA	-	-	-	-	-	-	-	-
San Roman 104LEH	W-100.000	EAGLE L	PA	-	-	-	-	-	-	-	-
San Roman 104UEH	W-100.000	EAGLE U	PA	-	-	-	-	-	-	-	-

22-0032 McDANIEL 2022-03-10 11:26:13 AM

Alpine Summit Energy Partners

Table 2

Total Company

Area and Property	Company Interest %	Zones	Reserve Class	Company WI & RI Reserves Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	Net Present Value Before Tax (M$) @ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
San Roman 105LEH	W-100.000	EAGLE L	PA	-	-	-	-	-	-	-	-
San Roman 105UEH	W-100.000	EAGLE U	PA	-	-	-	-	-	-	-	-
San Roman 106LEH	W-100.000	EAGLE L	PA	-	-	-	-	-	-	-	-
San Roman 106UEH	W-100.000	EAGLE U	PA	-	-	-	-	-	-	-	-
San Roman 107AH	W-100.000	AUS CH	PA	-	-	-	-	-	-	-	-
San Roman 107LEH	W-100.000	EAGLE L	PA	-	-	-	-	-	-	-	-
San Roman 107UEH	W-100.000	EAGLE U	PA	-	-	-	-	-	-	-	-
San Roman 108AH	W-100.000	AUS CH	PA	-	-	-	-	-	-	-	-
San Roman 108LEH	W-100.000	EAGLE L	PA	-	-	-	-	-	-	-	-
San Roman 108UEH	W-100.000	EAGLE U	PA	-	-	-	-	-	-	-	-
San Roman 109LEH	W-100.000	EAGLE L	PA	-	-	-	-	-	-	-	-
San Roman 109UEH	W-100.000	EAGLE U	PA	-	-	-	-	-	-	-	-
San Roman 110LEH	W-100.000	EAGLE L	PA	-	-	-	-	-	-	-	-
San Roman 111LEH	W-100.000	EAGLE L	PA	-	-	-	-	-	-	-	-
San Roman 112LEH	W-100.000	EAGLE L	PA	-	-	-	-	-	-	-	-
Subtotal 05 PAUD				-	-	-	-	-	-	-	-
Subtotal Hawkville				-	21261.7	-	-	13766.4	7285.9	3111.3	204.0
Subtotal Texas				5116.6	43714.5	-	3345.2	212950.5	169422.6	141560.9	122138.7
Total				5116.6	43714.5	-	3345.2	212950.5	169422.6	141560.9	122138.7

22-0032 McDANIEL 2022-03-10 11:26:13 AM

Alpine Summit Energy Partners

Table 3

Total Company

	Company WI & RI Reserves Before Royalty				Company Net Reserves After Royalty				Net Present Value Before Tax (M$)			
Area	Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
United States												
Texas												
Giddings	5116.6	22452.8	-	3345.2	3697.6	16389.2	-	2443.0	199184.1	162136.7	138449.7	121934.7
Hawkville	-	21261.7	-	-	-	15946.3	-	-	13766.4	7285.9	3111.3	204.0
Subtotal Texas	**5116.6**	**43714.5**	**-**	**3345.2**	**3697.6**	**32335.5**	**-**	**2443.0**	**212950.5**	**169422.6**	**141560.9**	**122138.7**
Total	**5116.6**	**43714.5**	**-**	**3345.2**	**3697.6**	**32335.5**	**-**	**2443.0**	**212950.5**	**169422.6**	**141560.9**	**122138.7**

22-0032

McDANIEL

2022-03-10 11:27:18 AM

Alpine Summit Energy Partners

Table 4

Total Company

2022 Summary

Area	Production (1)					Revenue and Expenses				Average Values $/BOE (2)			
	Oil bbl/d	Gas Mcf/d	Cond. bbl/d	NGL bbl/d	BOE/d	Gross Revenue M$	Encumb. (3) M$	Oper. Exp.(4) M$	Net Op Inc. M$	Gross Revenue	Encumb. (3)	Oper. Exp. (4)	Net Op Inc.
United States													
Texas													
Giddings	4274.4	10954.8	-	2113.3	8213.5	145,749	40,163	11,963	85,700	48.62	13.40	3.99	28.59
Hawkville	-	15616.2	-	-	2602.7	21,945	5,486	1,983	14,061	23.10	5.78	2.09	14.80
Subtotal Texas	**4274.4**	**26571.0**	**-**	**2113.3**	**10816.2**	**167,694**	**45,649**	**13,946**	**99,761**	**42.48**	**11.56**	**3.53**	**25.27**
Total	**4274.4**	**26571.0**	**-**	**2113.3**	**10816.2**	**167,694**	**45,649**	**13,946**	**99,761**	**42.48**	**11.56**	**3.53**	**25.27**

(1) Includes working interest production before royalty deductions plus royalty interest production.
(2) Barrels of Oil Equivalent based on 6.0:1 for Natural Gas, 1.0:1 for Condensate and C5+, 1.0:1 for Ethane, 1.0:1 for Propane, 1.0:1 for Butanes, 1.0:1 for NGL Mix. NPV/BOE based on Gross BOE Reserves.
(3) Royalties include any net profits interests, as well as the Saskatchewan Corporation Capital Tax Surcharge.
(4) Includes abandonment, decommissioning, and reclamation expenses.

22-0032 McDANIEL 2022-03-10 11:27:22 AM

Alpine Summit Energy Partners

Table 5

Total Company

Oil Production Forecast (Mbbl) (1)

Area	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Subtotal	Remainder	Total
United States													
Texas													
Giddings	1,560.1	818.5	468.6	332.5	260.5	213.7	180.4	154.3	134.9	120.9	4,244.4	872.2	5,116.6
Hawkville	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Texas	**1,560.1**	**818.5**	**468.6**	**332.5**	**260.5**	**213.7**	**180.4**	**154.3**	**134.9**	**120.9**	**4,244.4**	**872.2**	**5,116.6**
Total	**1,560.1**	**818.5**	**468.6**	**332.5**	**260.5**	**213.7**	**180.4**	**154.3**	**134.9**	**120.9**	**4,244.4**	**872.2**	**5,116.6**

(1) Company working interest production before royalty deductions plus royalty interest share of production.

22-0032

McDANIEL

2022-03-10 11:27:23 AM

Alpine Summit Energy Partners

Table 5

Total Company

Gas Production Forecast (MMcf) (1)

Area	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Subtotal	Remainder	Total
United States													
Texas													
Giddings	3,998.5	5,084.0	2,564.1	1,633.8	1,249.3	1,017.9	860.7	742.2	654.1	585.9	18,390.6	4,062.1	22,452.8
Hawkville	5,699.9	3,419.2	2,000.7	1,346.3	1,063.8	879.5	751.7	653.2	578.9	519.8	16,913.2	4,348.6	21,261.7
Subtotal Texas	**9,698.4**	**8,503.3**	**4,564.8**	**2,980.1**	**2,313.1**	**1,897.4**	**1,612.5**	**1,395.4**	**1,233.1**	**1,105.8**	**35,303.8**	**8,410.7**	**43,714.5**
Total	**9,698.4**	**8,503.3**	**4,564.8**	**2,980.1**	**2,313.1**	**1,897.4**	**1,612.5**	**1,395.4**	**1,233.1**	**1,105.8**	**35,303.8**	**8,410.7**	**43,714.5**

(1) Company working interest production before royalty deductions plus royalty interest share of production.

22-0032 McDANIEL 2022-03-10 11:27:23 AM

Alpine Summit Energy Partners

Table 5

Total Company

NGL Production Forecast (Mbbl) (1) (2)

Area	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Subtotal	Remainder	Total
United States													
Texas													
Giddings	771.4	934.7	320.8	199.3	152.4	124.2	105.0	90.5	79.8	71.5	2,849.6	495.6	3,345.2
Hawkville	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Texas	**771.4**	**934.7**	**320.8**	**199.3**	**152.4**	**124.2**	**105.0**	**90.5**	**79.8**	**71.5**	**2,849.6**	**495.6**	**3,345.2**
Total	**771.4**	**934.7**	**320.8**	**199.3**	**152.4**	**124.2**	**105.0**	**90.5**	**79.8**	**71.5**	**2,849.6**	**495.6**	**3,345.2**

(1) Company working interest production before royalty deductions plus royalty interest share of production.
(2) NGL volumes do not include Condensate.

22-0032 McDANIEL 2022-03-10 11:27:24 AM

Table 5

Alpine Summit Energy Partners

Total Company

Gross Revenue Forecast (M$)

Area	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Subtotal	Remainder	Total
United States													
Texas													
Giddings	145,749	95,324	45,798	31,844	25,260	21,085	18,166	15,892	14,207	12,986	426,312	105,815	532,126
Hawkville	21,945	11,756	6,350	4,357	3,514	2,961	2,583	2,289	2,070	1,895	59,720	18,225	77,945
Subtotal Texas	**167,694**	**107,081**	**52,148**	**36,201**	**28,773**	**24,047**	**20,749**	**18,181**	**16,277**	**14,881**	**486,032**	**124,040**	**610,071**
Total	**167,694**	**107,081**	**52,148**	**36,201**	**28,773**	**24,047**	**20,749**	**18,181**	**16,277**	**14,881**	**486,032**	**124,040**	**610,071**

22-0032 McDANIEL 2022-03-10 11:27:25 AM

Alpine Summit Energy Partners

Table 5

Total Company

Encumbrance Forecast (M$) (1)

Area	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Subtotal	Remainder	Total
United States													
Texas													
Giddings	48,086	30,352	14,870	10,393	8,247	6,887	5,937	5,197	4,649	4,251	138,868	35,161	174,030
Hawkville	5,900	3,161	1,707	1,172	945	796	694	616	557	510	16,058	5,908	21,966
Subtotal Texas	**53,987**	**33,513**	**16,577**	**11,564**	**9,191**	**7,683**	**6,631**	**5,813**	**5,206**	**4,761**	**154,927**	**41,070**	**195,996**
Total	**53,987**	**33,513**	**16,577**	**11,564**	**9,191**	**7,683**	**6,631**	**5,813**	**5,206**	**4,761**	**154,927**	**41,070**	**195,996**

(1) Royalties include any net profits interests paid, as well as the Saskatchewan Corporation Capital Tax Surcharge.

22-0032 McDANIEL 2022-03-10 11:27:25 AM

Alpine Summit Energy Partners

Table 5

Total Company

Capital Expense Forecast (M$)

Area	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Subtotal	Remainder	Total
United States													
Texas													
Giddings	51,886.0	6,120.0	-	-	-	-	-	-	-	-	58,006.0	-	58,006.0
Hawkville	27,600.0	-	-	-	-	-	-	-	-	-	27,600.0	-	27,600.0
Subtotal Texas	**79,486.0**	**6,120.0**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**85,606.0**	**-**	**85,606.0**
Total	**79,486.0**	**6,120.0**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**85,606.0**	**-**	**85,606.0**

22-0032 McDANIEL 2022-03-10 11:27:26 AM

Alpine Summit Energy Partners

Table 5

Total Company

Operating Expense Forecast (M$)

Area	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Subtotal	Remainder	Total
United States													
Texas													
Giddings	11,963	10,534	6,634	5,310	4,813	4,495	4,195	3,935	3,752	3,688	59,319	39,824	99,143
Hawkville	1,983	1,247	811	623	554	511	483	462	448	438	7,559	6,844	14,403
Subtotal Texas	**13,946**	**11,781**	**7,445**	**5,933**	**5,367**	**5,006**	**4,678**	**4,397**	**4,200**	**4,127**	**66,878**	**46,668**	**113,546**
Total	**13,946**	**11,781**	**7,445**	**5,933**	**5,367**	**5,006**	**4,678**	**4,397**	**4,200**	**4,127**	**66,878**	**46,668**	**113,546**

22-0032 McDANIEL 2022-03-10 11:27:26 AM

Alpine Summit Energy Partners

Table 5

Total Company

Abandonment, Decommissioning and Reclamation Cost Forecast (M$)

Area	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Subtotal	Remainder	Total
United States													
Texas													
Giddings	-	-	-	143.5	47.9	-	113.7	38.7	-	-	343.8	1,419.3	1,763.1
Hawkville	-	-	-	-	-	-	-	-	-	-	-	209.0	209.0
Subtotal Texas	**-**	**-**	**-**	**143.5**	**47.9**	**-**	**113.7**	**38.7**	**-**	**-**	**343.8**	**1,628.3**	**1,972.1**
Total	**-**	**-**	**-**	**143.5**	**47.9**	**-**	**113.7**	**38.7**	**-**	**-**	**343.8**	**1,628.3**	**1,972.1**

22-0032 MCDANIEL 2022-03-10 11:27:27 AM

Alpine Summit Energy Partners

Table 5

Total Company

Net Revenue Forecast (M$)

Area	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Subtotal	Remainder	Total
United States													
Texas													
Giddings	33,814	48,319	24,295	15,998	12,152	9,704	7,921	6,721	5,806	5,046	169,775	29,409	199,184
Hawkville	-13,539	7,349	3,831	2,562	2,015	1,654	1,406	1,212	1,065	948	8,503	5,264	13,766
Subtotal Texas	**20,275**	**55,667**	**28,126**	**18,560**	**14,167**	**11,358**	**9,327**	**7,932**	**6,872**	**5,994**	**178,277**	**34,673**	**212,951**
Total	**20,275**	**55,667**	**28,126**	**18,560**	**14,167**	**11,358**	**9,327**	**7,932**	**6,872**	**5,994**	**178,277**	**34,673**	**212,951**

22-0032 McDANIEL 2022-03-10 11:27:27 AM

Alpine Summit Energy Partners

Table 1

Total Company

		Crude Oil			Natural Gas			Condensate			Natural Gas Liquids					
Year	No.Of Wells	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume MMcf	Sales Price $/Mcf	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	Other Revenue M$	Gross Revenue M$	BOE/d
2022	29.8	2476.9	70.33	174206.7	22552.5	3.73	84082.4	-	-	-	1196.2	29.13	34848.5	-	293137.6	20361.1
2023	45.1	1322.1	66.25	87592.9	45995.5	3.37	155100.8	-	-	-	1333.9	27.51	36696.2	-	279389.9	28279.2
2024	48.7	758.4	64.17	48670.7	38703.5	3.14	121428.1	-	-	-	457.2	26.70	12207.1	-	182305.9	20945.8
2025	47.6	547.9	65.46	35862.5	22341.3	3.19	71303.8	-	-	-	313.4	27.24	8534.6	-	115700.9	12561.1
2026	45.6	430.9	66.77	28768.0	15187.0	3.25	49372.7	-	-	-	242.5	27.78	6736.3	-	84877.1	8779.5
2027	45.2	356.5	68.10	24279.1	11737.2	3.31	38861.3	-	-	-	198.9	28.34	5635.0	-	68775.3	6881.1
2028	45.2	305.2	69.46	21203.3	9719.8	3.38	32819.7	-	-	-	169.4	28.90	4895.1	-	58918.0	5722.9
2029	44.7	264.7	70.85	18753.9	8262.1	3.44	28451.4	-	-	-	146.6	29.48	4322.8	-	51528.1	4899.5
2030	44.4	234.4	72.27	16936.9	7205.2	3.51	25302.5	-	-	-	129.7	30.07	3900.2	-	46139.6	4287.5
2031	43.5	208.3	73.72	15352.5	6387.6	3.58	22874.4	-	-	-	116.0	30.67	3558.3	-	41785.1	3805.2
2032	43.4	189.4	75.19	14242.3	5755.1	3.65	21017.7	-	-	-	105.5	31.29	3300.9	-	38561.0	3426.5
2033	42.8	171.0	76.69	13114.5	5208.1	3.72	19399.0	-	-	-	95.9	31.91	3060.7	-	35574.3	3109.4
2034	42.4	155.9	78.23	12198.8	4764.1	3.80	18099.3	-	-	-	87.9	32.55	2862.6	-	33160.8	2843.6
2035	42.1	142.8	79.79	11390.8	4375.4	3.88	16955.7	-	-	-	80.6	33.20	2676.6	-	31023.1	2609.9
2036	41.6	130.3	81.39	10606.5	4031.3	3.95	15936.3	-	-	-	73.8	33.86	2499.2	-	29042.0	2393.4
Rem.	20.7	930.1	92.99	86488.4	30255.5	4.47	135192.5	-	-	-	506.8	38.35	19438.0	-	241119.0	771.4
Total	-	**8624.7**	**71.85**	**619667.9**	**242481.3**	**3.53**	**856197.6**	-	-	-	**5254.2**	**29.53**	**155172.2**	-	**1631037.6**	-

	Royalties					Net Volumes					Taxes			
				Total									Total	
Year	Manual M$	Lease & Override M$	NPI Pymts M$	M$	%	Oil Mbbl	Gas MMcf	Cond. Mbbl	Liquids Mbbl	Net Interest Revenue M$	Ad Valorem M$	Severance M$	M$	%
2022	-	78518.2	-	78518.2	26.8	1799.9	16792.9	-	871.1	214619.3	5365.5	8458.8	13824.3	4.7
2023	-	72904.4	-	72904.4	26.1	957.0	34389.5	-	984.2	206485.5	5162.1	4449.4	9611.6	3.4
2024	-	47239.3	-	47239.3	25.9	549.3	28960.0	-	334.6	135066.6	3376.7	2442.0	5818.6	3.2
2025	-	30139.2	-	30139.2	26.0	396.9	16707.4	-	229.1	85561.7	2139.0	1796.3	3935.4	3.4
2026	-	22181.7	-	22181.7	26.1	312.3	11352.4	-	177.3	62695.4	1567.4	1438.9	3006.3	3.5
2027	-	18001.3	-	18001.3	26.2	258.5	8771.8	-	145.4	50774.0	1269.4	1213.3	2482.7	3.6
2028	-	15431.9	-	15431.9	26.2	221.3	7263.3	-	123.8	43486.1	1087.2	1059.2	2146.3	3.6
2029	-	13503.9	-	13503.9	26.2	191.9	6173.6	-	107.2	38024.2	950.6	936.6	1887.2	3.7
2030	-	12096.8	-	12096.8	26.2	169.9	5383.5	-	94.8	34042.9	851.1	845.7	1696.8	3.7
2031	-	10960.7	-	10960.7	26.2	150.9	4772.4	-	84.8	30824.5	770.6	769.7	1540.4	3.7
2032	-	10117.2	-	10117.2	26.2	137.3	4299.7	-	77.1	28443.7	711.1	942.0	1653.1	4.3
2033	-	9337.1	-	9337.1	26.2	123.9	3890.9	-	70.1	26237.2	655.9	1298.4	1954.4	5.5
2034	-	8706.0	-	8706.0	26.3	113.0	3559.1	-	64.3	24454.8	611.4	1484.3	2095.6	6.3
2035	-	8146.0	-	8146.0	26.3	103.4	3268.7	-	58.9	22877.1	571.9	1405.1	1977.0	6.4
2036	-	7627.6	-	7627.6	26.3	94.3	3011.6	-	53.9	21414.4	535.4	1316.1	1851.4	6.4
Rem.	-	63717.7	-	63717.7	26.4	670.1	22596.4	-	368.5	177401.3	4435.0	11069.2	15504.2	6.4
Total	-	**428628.9**	-	**428628.9**	**26.3**	**6250.0**	**181193.3**	-	**3844.9**	**1202408.7**	**30060.2**	**40925.1**	**70985.4**	**4.4**

	Operating Costs				Capital Costs					Future Net Revenue Before Tax		
Year	M$	$/BOE	ADR Costs M$	Net Op. Income M$	G & G M$	Property & Leasehold M$	Tangible M$	Intangible M$	Total M$	Annual M$	Cum. M$	NPV @10.0% M$
2022	22861.5	3.08	-	177933.5	-	-	42205.0	164361.0	206566.0	-28632.5	-28632.5	-28922.1
2023	27727.8	2.69	-	169146.1	-	-	22138.1	86161.0	108299.1	60847.1	32214.5	52444.8
2024	21585.1	2.82	-	107662.9	-	-	1927.0	7503.2	9430.2	98232.7	130447.2	77509.5
2025	15212.7	3.32	143.5	66270.1	-	-	-	-	-	66270.1	196717.4	47641.9
2026	12446.3	3.88	47.9	47194.9	-	-	-	-	-	47194.9	243912.3	30813.2
2027	11171.0	4.45	-	37120.4	-	-	-	-	-	37120.4	281032.7	22019.1
2028	10462.9	5.00	38.1	30838.9	-	-	-	-	-	30838.9	311871.5	16628.7
2029	9902.0	5.54	76.3	26158.7	-	-	-	-	-	26158.7	338030.2	12816.5
2030	9525.3	6.09	-	22820.7	-	-	-	-	-	22820.7	360850.9	10164.6
2031	9142.0	6.58	39.7	20102.4	-	-	-	-	-	20102.4	380953.4	8138.3
2032	8977.4	7.16	-	17813.2	-	-	-	-	-	17813.2	398766.6	6558.1
2033	8747.8	7.71	-	15535.0	-	-	-	-	-	15535.0	414301.6	5198.8
2034	8594.3	8.28	42.4	13722.5	-	-	-	-	-	13722.5	428024.1	4173.7
2035	8489.7	8.91	-	12410.4	-	-	-	-	-	12410.4	440434.5	3431.5
2036	8352.0	9.53	58.4	11152.5	-	-	-	-	-	11152.5	451587.0	2803.2
Rem.	96573.6	-	3553.6	61769.9	-	-	-	-	-	61769.9	513357.0	10304.1
Total	**289771.4**	-	**3999.7**	**837652.2**	-	-	**66270.1**	**258025.2**	**324295.3**	**513357.0**	-	**281724.1**

	Remaining Reserves			
Product	Gross Lease	W.I.	R.I.	Net
Light and Medium Oil (Mbbl)	10,930.7	8,624.7	-	6,250.0
Natural Gas (MMcf)	275,741.2	242,481.3	-	181,193.3
Natural Gas Liquids (Mbbl)	7,048.0	5,254.2	-	3,844.9
Total (MBOE)	**63,935.5**	**54,292.5**	-	**40,293.7**

Net Present Value Before Tax - M$				
@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%	@ 20.0%
513,357.0	**368,695.4**	**281,724.1**	**224,242.7**	**183,512.5**

RLI	13.38 yrs
Remaining Life	37.66 yrs
Price Schedule	SG220101

22-0032

McDANIEL

2022-03-10 11:26:13 AM

Alpine Summit Energy Partners

Table AT

Total Company

	Capital Cost Allowance			Cdn. Oil & Gas Property Expense				Canadian Development Expense				
Year	Initial Balance M$	Additions M$	Expense Claim M$	Initial Balance M$	Additions M$	Expense Claim M$	CEE Claim M$	Initial Balance M$	Additions M$	Expense Claim M$	FEDE Claim M$	Tax Pool Claims M$
2022	-	-	-	-	-	-	-	-	-	-	-	206566.0
2023	-	-	-	-	-	-	-	-	-	-	-	104504.2
2024	-	-	-	-	-	-	-	-	-	-	-	9853.9
2025	-	-	-	-	-	-	-	-	-	-	-	963.2
2026	-	-	-	-	-	-	-	-	-	-	-	687.8
2027	-	-	-	-	-	-	-	-	-	-	-	491.7
2028	-	-	-	-	-	-	-	-	-	-	-	463.8
2029	-	-	-	-	-	-	-	-	-	-	-	464.1
2030	-	-	-	-	-	-	-	-	-	-	-	266.3
2031	-	-	-	-	-	-	-	-	-	-	-	34.4
2032	-	-	-	-	-	-	-	-	-	-	-	-
2033	-	-	-	-	-	-	-	-	-	-	-	-
2034	-	-	-	-	-	-	-	-	-	-	-	-
2035	-	-	-	-	-	-	-	-	-	-	-	-
2036	-	-	-	-	-	-	-	-	-	-	-	-
Rem.		-	-		-	-	-		-	-	-	-
Total		-	-		-	-	-		-	-	-	**324295.3**

	Revenue				Royalties & Expenses				Taxable Income Before Deductions M$	Deductions			
Year	WI Sales Revenue M$	Royalty Revenue M$	Other Revenue M$	Total Revenue M$	Crown Royalty Payable M$	Other Royalty Payable M$	Op. Costs, ADR Costs & Taxes M$	Total Royalties & Expenses M$		Tax Pool Claims M$	Non-capital Loss Carry-forward M$	Tax Loss Claim M$	Taxable Income M$
2022	293137.6	-	-	293137.6	-	78518.2	22861.5	101379.8	191757.8	206566.0	-	177933.5	-
2023	279389.9	-	-	279389.9	-	72904.4	27727.8	100632.2	178757.7	104504.2	57265.0	133136.7	35649.4
2024	182305.9	-	-	182305.9	-	47239.3	21585.1	68824.4	113481.5	9853.9	-	9853.9	96831.0
2025	115700.9	-	-	115700.9	-	30139.2	15356.2	45495.4	70205.5	963.2	-	963.2	64653.9
2026	84877.1	-	-	84877.1	-	22181.7	12494.2	34675.9	50201.2	687.8	-	687.8	46042.0
2027	68775.3	-	-	68775.3	-	18001.3	11171.0	29172.3	39603.0	491.7	-	491.7	36262.4
2028	58918.0	-	-	58918.0	-	15431.9	10500.9	25932.9	32985.2	463.8	-	463.8	30071.3
2029	51528.1	-	-	51528.1	-	13503.9	9978.3	23482.2	28045.9	464.1	-	464.1	25437.6
2030	46139.6	-	-	46139.6	-	12096.8	9525.3	21622.1	24517.5	266.3	-	266.3	22328.9
2031	41785.1	-	-	41785.1	-	10960.7	9181.7	20142.4	21642.8	34.4	-	34.4	19867.4
2032	38561.0	-	-	38561.0	-	10117.2	8977.4	19094.6	19466.3	-	-	-	17635.1
2033	35574.3	-	-	35574.3	-	9337.1	8747.8	18084.9	17489.4	-	-	-	15379.7
2034	33160.8	-	-	33160.8	-	8706.0	8636.6	17342.6	15818.2	-	-	-	13585.3
2035	31023.1	-	-	31023.1	-	8146.0	8489.7	16635.7	14387.4	-	-	-	12286.3
2036	29042.0	-	-	29042.0	-	7627.6	8410.4	16038.1	13003.9	-	-	-	11041.0
Rem.	241119.0	-	-	241119.0	-	63717.7	100127.2	163844.8	77274.1	-		98.5	62576.6
Total	**1631037.6**	-	-	**1631037.6**	-	**428628.9**	**293771.1**	**722400.1**	**908637.6**	**324295.3**		**324393.7**	**509647.7**

	Federal			State			Cash Flow				
Year	Taxable Income M$	Tax Rate %	Tax Payable M$	Taxable Income M$	Tax Rate %	Tax Payable M$	BTCF M$	Total Tax Payable M$	ATCF M$	Cum. ATCF M$	NPV @ 10.00 % M$
2022	-	-	-	-	-	-	-28632.5	-	-28632.5	-28632.5	-28922.1
2023	35649.4	21.0	7486.4	36009.5	1.0	360.1	60847.1	7846.5	53000.6	24368.1	45641.0
2024	96831.0	21.0	20334.5	97809.0	1.0	978.1	98232.7	21312.6	76920.1	101288.2	60709.2
2025	64653.9	21.0	13577.3	65307.0	1.0	653.1	66270.1	14230.4	52039.7	153327.9	37444.1
2026	46042.0	21.0	9668.8	46507.1	1.0	465.1	47194.9	10133.9	37061.0	190389.0	24211.3
2027	36262.4	21.0	7615.1	36628.7	1.0	366.3	37120.4	7981.4	29139.0	219527.9	17292.2
2028	30071.3	21.0	6315.0	30375.1	1.0	303.8	30838.9	6618.7	24220.1	243748.1	13065.1
2029	25437.6	21.0	5341.9	25694.5	1.0	256.9	26158.7	5598.8	20559.8	264307.9	10076.1
2030	22328.9	21.0	4689.1	22554.4	1.0	225.5	22820.7	4914.6	17906.1	282214.0	7977.7
2031	19867.4	21.0	4172.1	20068.0	1.0	200.7	20102.4	4372.8	15729.6	297943.6	6369.5
2032	17635.1	21.0	3703.4	17813.2	1.0	178.1	17813.2	3881.5	13931.7	311875.3	5130.8
2033	15379.7	21.0	3229.7	15535.0	1.0	155.4	15535.0	3385.1	12149.9	324025.3	4067.1
2034	13585.3	21.0	2852.9	13722.5	1.0	137.2	13722.5	2990.1	10732.4	334757.7	3265.0
2035	12286.3	21.0	2580.1	12410.4	1.0	124.1	12410.4	2704.2	9706.2	344463.8	2684.4
2036	11041.0	21.0	2318.6	11152.5	1.0	111.5	11152.5	2430.1	8722.4	353186.2	2192.9
Rem.	62576.6	21.0	13141.1	63208.6	1.0	632.1	61769.9	13773.2	47996.8	401183.0	8049.4
Total	**509647.7**	-	**107026.0**	**514795.7**	-	**5148.0**	**513357.0**	**112174.0**	**401183.0**		**219253.6**

	Net Present Value - M$				
	@0.0%	@5.0%	@10.0%	@15.0%	@20.0%
Before Tax Cash Flow	513357.0	368695.4	281724.1	224242.7	183512.5
After Tax Cash Flow	**401183.0**	**287726.0**	**219253.6**	**173872.7**	**141639.6**

22-0032
McDANIEL
2022-03-10 3:20:32 PM

Alpine Summit Energy Partners

Table 2

Total Company

Area and Property	Company Interest %	Zones	Reserve Class	Company WI & RI Reserves Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	Net Present Value Before Tax (M$) @ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
United States											
Texas											
Giddings											
01 PDP											
ANIMAL 1H	W-83.949	AUS CH	PPDP	1017.8	3033.9	-	432.9	51995.6	40555.1	34400.3	30550.2
BEAKER B 2H	W-100.000	EAGLE L	PPDP	55.4	87.1	-	10.6	1400.9	1291.5	1194.8	1111.4
BEAKER B 3H	W-100.000	AUS CH	PPDP	91.3	132.0	-	16.1	2478.7	2246.7	2055.2	1897.6
CONSTANTINE 1H	W-78.626	AUS CH	PPDP	392.4	1417.5	-	172.9	18586.5	13763.7	11086.9	9421.3
CONSTANTINE 2H	W-86.425	AUS CH	PPDP	306.6	913.1	-	129.3	14768.8	12513.6	11062.0	10053.1
GONZO 1H	W-77.762	AUS CH	PPDP	113.4	255.5	-	31.2	3876.0	3293.4	2879.9	2576.4
GONZO 2H	W-77.391	AUS CH	PPDP	138.1	422.6	-	51.6	5241.7	4348.9	3746.0	3318.7
GONZO 3H	W-83.049	AUS CH	PPDP	116.5	198.0	-	24.2	3777.1	3293.4	2934.8	2662.5
GONZO B 4H	W-84.233	AUS CH	PPDP	83.9	285.3	-	34.8	2891.7	2584.2	2343.3	2152.7
GONZO B 5H	W-81.035	AUS CH	PPDP	202.5	516.4	-	63.0	8239.6	6600.8	5563.0	4859.7
GROVER 1H	W-81.075	AUS CH	PPDP	203.4	593.6	-	80.4	9060.1	7863.0	7034.0	6428.8
HUEBNER-KLAUS AC GAS UNIT 1 1H	W-63.572	AUS CH	PPDP	-	1375.8	-	167.8	4000.3	3553.5	3224.7	2974.3
SHELDEN #1	W-72.715	AUS CH	PPDP	1.0	1.2	-	0.1	-32.5	-21.7	-14.4	-9.3
STELLA MAE 1H	W-68.479	AUS CH	PPDP	11.2	-	-	-	282.6	285.7	286.0	284.5
STELLA MAE 2H	W-77.734	AUS CH	PPDP	344.5	1154.9	-	171.3	17867.4	15026.0	13264.3	12068.0
STELLA MAE 3H	W-78.937	AUS CH	PPDP	294.0	925.8	-	138.9	14678.3	12587.5	11238.0	10296.9
SWEDISH CHEF 1H	W-75.000	AUS CH	PPDP	19.5	70.4	-	10.1	532.1	520.9	507.3	493.0
SWEDISH CHEF 2H	W-66.768	AUS CH	PPDP	140.1	685.9	-	93.8	6458.2	5669.1	5109.8	4694.9
SWEDISH CHEF 3H	W-65.480	AUS CH	PPDP	187.5	652.8	-	88.3	8134.1	6941.9	6145.6	5579.4
SWEDISH CHEF 4H	W-83.103	AUS CH	PPDP	299.4	1393.4	-	216.8	15743.0	13643.0	12262.8	11287.8
Subtotal 01 PDP				**4018.5**	**14115.2**	**-**	**1934.1**	**189980.4**	**156560.1**	**136324.5**	**122701.7**
02 PNP											
CLARA #1	W-75.000	AUS CH	PPNP	1.0	1.3	-	0.2	-31.3	-20.5	-13.2	-8.2
DERNEHL 1H	W-75.000	AUS CH	PPNP	40.9	104.3	-	12.7	1209.2	1107.3	1016.9	937.9
Subtotal 02 PNP				**41.9**	**105.6**	**-**	**12.9**	**1177.9**	**1086.8**	**1003.8**	**929.7**
03 PUD											
ANIMAL 2H	W-84.434	AUS CH	PPUD	793.4	2362.6	-	336.9	32045.7	23623.5	18903.0	15877.1
ANIMAL 3H	W-84.228	AUS CH	PPUD	791.7	2355.3	-	336.8	31897.8	23298.0	18476.1	15383.9
ANIMAL 4H	W-84.468	AUS CH	PPUD	793.3	2361.3	-	337.1	31837.1	22909.6	17923.5	14740.0
HUEBNER-KLAUS AC GAS UNIT 1 2H	W-59.616	AUS CH	PPUD	-	2768.7	-	449.6	4870.1	3377.7	2421.7	1764.7
HUEBNER-KLAUS AC GAS UNIT 1 3H	W-59.743	AUS CH	PPUD	-	2775.6	-	451.7	4906.8	3404.3	2444.8	1787.7
HUEBNER-KLAUS AC GAS UNIT 1 4H	W-60.004	AUS CH	PPUD	-	2790.2	-	452.5	4931.9	3425.0	2466.4	1812.5
KERMIT 1H	W-83.621	AUS CH	PPUD	295.9	570.7	-	86.8	4771.0	3332.4	2340.0	1621.9
SWEDISH CHEF 5H	W-82.153	AUS CH	PPUD	266.1	1054.2	-	165.5	5805.7	4287.2	3242.7	2484.4
Subtotal 03 PUD				**2940.5**	**17038.7**	**-**	**2616.8**	**121066.1**	**87657.7**	**68218.3**	**55472.2**
04 DUC											
STATLER 1H (Recomp)	W-83.219	AUS CH	PPUD	295.8	572.2	-	86.6	9736.2	8245.3	7191.7	6406.1
05 PANP											
SAMPSON-MUELLER 4H	W-78.981	AUS CH	PPNP	403.8	1556.7	-	248.3	22126.8	19402.6	17643.4	16405.0
05 PAUD											
ROWLF 1H	W-44.705	AUS CH	PPUD	212.1	151.7	-	21.4	4103.9	3188.3	2558.7	2098.3
ROWLF 2H	W-44.705	AUS CH	PPUD	212.1	151.7	-	21.4	4103.9	3188.3	2558.7	2098.3
SAMPSON-MUELLER 5H	W-83.033	AUS CH	PPUD	250.1	954.1	-	156.4	3805.5	2496.9	1575.1	892.2
SAMPSON-MUELLER 6H	W-82.981	AUS CH	PPUD	250.1	954.9	-	156.3	3752.9	2429.1	1501.8	819.0
Subtotal 05 PAUD				**924.3**	**2212.4**	**-**	**355.6**	**15766.2**	**11302.7**	**8194.3**	**5907.9**
08 NRA											
GENE 2H	W-100.000	AUS CH	NRA	-	-	-	-	-47.8	-39.4	-32.8	-27.5
HERKLOTZ-KRUEMCKE #1	W-100.000	WILCOX	NRA	-	-	-	-	-47.8	-39.4	-32.8	-27.5
KUEHN #1	W-100.000	AUS CH	NRA	-	-	-	-	-47.9	-39.3	-32.6	-27.2
WEIDER UNIT #1	W-100.000	NORTH EDWARDS	NRA	-	-	-	-	-47.8	-39.4	-32.8	-27.5
Subtotal 08 NRA				**-**	**-**	**-**	**-**	**-191.4**	**-157.6**	**-131.0**	**-109.8**
Subtotal Giddings				**8624.7**	**35600.8**	**-**	**5254.2**	**359662.3**	**284097.6**	**238445.0**	**207712.9**
Hawkville											
03 PUD											
San Roman 109AH	W-89.284	AUS CH	PPUD	-	10130.1	-	-	11344.0	7622.3	5388.1	3897.8
San Roman 110AH	W-89.284	AUS CH	PPUD	-	10130.1	-	-	11344.0	7622.3	5388.1	3897.8
San Roman 111AH	W-89.373	AUS CH	PPUD	-	10138.2	-	-	11224.5	7363.7	5048.2	3505.2
Subtotal 03 PUD				**-**	**30398.3**	**-**	**-**	**33912.6**	**22608.2**	**15824.4**	**11300.9**
05 PAUD											
San Roman 101LEH	W-91.411	EAGLE L	PPUD	-	7398.7	-	-	5185.5	2920.1	1473.8	477.1
San Roman 101UEH	W-91.411	EAGLE U	PPUD	-	7398.7	-	-	5185.5	2920.1	1473.8	477.1
San Roman 102LEH	W-91.491	EAGLE L	PPUD	-	7407.5	-	-	5023.3	2718.5	1264.8	276.7
San Roman 102UEH	W-91.491	EAGLE U	PPUD	-	7407.5	-	-	5023.3	2718.5	1264.8	276.7
San Roman 103LEH	W-91.628	EAGLE L	PPUD	-	7419.0	-	-	4871.3	2551.2	1106.7	139.2
San Roman 103UEH	W-91.628	EAGLE U	PPUD	-	7419.0	-	-	4871.3	2551.2	1106.7	139.2
San Roman 104LEH	W-91.881	EAGLE L	PPUD	-	7444.0	-	-	4721.5	2388.4	954.4	7.9
San Roman 104UEH	W-91.881	EAGLE U	PPUD	-	7444.0	-	-	4721.5	2388.4	954.4	7.9

McDANIEL
22-0032 2022-03-10 11:26:14 AM

Alpine Summit Energy Partners

Table 2

Total Company

				Company WI & RI Reserves				Net Present Value Before Tax (M$)			
Area and Property	Company Interest %	Zones	Reserve Class	Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
San Roman 105LEH	W-91.903	EAGLE L	PPUD	-	7438.6	-	-	4699.4	2349.3	922.5	-6.2
San Roman 105UEH	W-91.903	EAGLE U	PPUD	-	7438.6	-	-	4699.4	2349.3	922.5	-6.2
San Roman 106LEH	W-91.917	EAGLE L	PPUD	-	7432.3	-	-	4651.3	2283.5	863.8	-47.2
San Roman 106UEH	W-91.917	EAGLE U	PPUD	-	7432.3	-	-	4651.3	2283.5	863.8	-47.2
San Roman 107AH	W-89.373	AUS CH	PPUD	-	10138.2	-	-	11224.5	7363.7	5048.2	3505.2
San Roman 107LEH	W-91.910	EAGLE L	PPUD	-	7439.2	-	-	4574.1	2188.8	776.8	-116.0
San Roman 107UEH	W-91.910	EAGLE U	PPUD	-	7439.2	-	-	4574.1	2188.8	776.8	-116.0
San Roman 108AH	W-89.919	AUS CH	PPUD	-	10204.2	-	-	10438.6	6176.8	3770.5	2273.0
San Roman 108LEH	W-92.019	EAGLE L	PPUD	-	7451.8	-	-	4501.8	2096.1	690.1	-185.7
San Roman 108UEH	W-92.019	EAGLE U	PPUD	-	7451.8	-	-	4501.8	2096.1	690.1	-185.7
San Roman 109LEH	W-92.131	EAGLE L	PPUD	-	7453.2	-	-	4411.8	1989.2	592.3	-264.5
San Roman 109UEH	W-92.131	EAGLE U	PPUD	-	7453.2	-	-	4411.8	1989.2	592.3	-264.5
San Roman 110LEH	W-92.120	EAGLE L	PPUD	-	7463.8	-	-	4279.9	1847.5	464.9	-368.7
San Roman 111LEH	W-92.131	EAGLE L	PPUD	-	7457.2	-	-	4278.1	1825.2	447.7	-371.2
San Roman 112LEH	W-92.138	EAGLE L	PPUD	-	7450.1	-	-	4281.3	1806.3	433.1	-372.0
Subtotal 05 PAUD				**-**	**176482.2**	**-**	**-**	**119782.1**	**61989.6**	**27454.7**	**5228.9**
Subtotal Hawkville				**-**	**206880.5**	**-**	**-**	**153694.7**	**84597.8**	**43279.1**	**16529.8**
Subtotal Texas				**8624.7**	**242481.3**	**-**	**5254.2**	**513357.0**	**368695.4**	**281724.1**	**224242.7**
Total				**8624.7**	**242481.3**	**-**	**5254.2**	**513357.0**	**368695.4**	**281724.1**	**224242.7**

22-0032 McDANIEL 2022-03-10 11:26:14 AM

Alpine Summit Energy Partners

Table 3

Total Company

	Company WI & RI Reserves Before Royalty				Company Net Reserves After Royalty				Net Present Value Before Tax (M$)			
Area	Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
United States												
Texas												
Giddings	8624.7	35600.8	-	5254.2	6250.0	26033.0	-	3844.9	359662.3	284097.6	238445.0	207712.9
Hawkville	-	206880.5	-	-	-	155160.3	-	-	153694.7	84597.8	43279.1	16529.8
Subtotal Texas	**8624.7**	**242481.3**	**-**	**5254.2**	**6250.0**	**181193.3**	**-**	**3844.9**	**513357.0**	**368695.4**	**281724.1**	**224242.7**
Total	**8624.7**	**242481.3**	**-**	**5254.2**	**6250.0**	**181193.3**	**-**	**3844.9**	**513357.0**	**368695.4**	**281724.1**	**224242.7**

22-0032 McDANIEL 2022-03-10 11:27:28 AM

Alpine Summit Energy Partners

Table 4

Total Company

2022 Summary

Area	Production (1)					Revenue and Expenses				Average Values $/BOE (2)			
	Oil bbl/d	Gas Mcf/d	Cond. bbl/d	NGL bbl/d	BOE/d	Gross Revenue M$	Encumb. (3) M$	Oper. Exp.(4) M$	Net Op Inc. M$	Gross Revenue	Encumb. (3)	Oper. Exp. (4)	Net Op Inc.
United States													
Texas													
Giddings	6786.0	16276.6	-	3277.2	12775.9	229,183	62,530	17,463	136,574	49.15	13.41	3.75	29.29
Hawkville	-	45511.1	-	-	7585.2	63,954	15,989	5,399	41,360	23.10	5.78	1.95	14.94
Subtotal Texas	**6786.0**	**61787.7**	**-**	**3277.2**	**20361.1**	**293,138**	**78,518**	**22,862**	**177,933**	**39.44**	**10.57**	**3.08**	**23.94**
Total	**6786.0**	**61787.7**	**-**	**3277.2**	**20361.1**	**293,138**	**78,518**	**22,862**	**177,933**	**39.44**	**10.57**	**3.08**	**23.94**

(1) Includes working interest production before royalty deductions plus royalty interest production.
(2) Barrels of Oil Equivalent based on 6.0:1 for Natural Gas, 1.0:1 for Condensate and C5+, 1.0:1 for Ethane, 1.0:1 for Propane, 1.0:1 for Butanes, 1.0:1 for NGL Mix. NPV/BOE based on Gross BOE Reserves.
(3) Royalties include any net profits interests, as well as the Saskatchewan Corporation Capital Tax Surcharge.
(4) Includes abandonment, decommissioning, and reclamation expenses.

22-0032 McDANIEL 2022-03-10 11:27:31 AM

Alpine Summit Energy Partners

Table 5

Total Company

Oil Production Forecast (Mbbl) (1)

Area	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Subtotal	Remainder	Total
United States													
Texas													
Giddings	2,476.9	1,322.1	758.4	547.9	430.9	356.5	305.2	264.7	234.4	208.3	6,905.2	1,719.5	8,624.7
Hawkville	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Texas	**2,476.9**	**1,322.1**	**758.4**	**547.9**	**430.9**	**356.5**	**305.2**	**264.7**	**234.4**	**208.3**	**6,905.2**	**1,719.5**	**8,624.7**
Total	**2,476.9**	**1,322.1**	**758.4**	**547.9**	**430.9**	**356.5**	**305.2**	**264.7**	**234.4**	**208.3**	**6,905.2**	**1,719.5**	**8,624.7**

(1) Company working interest production before royalty deductions plus royalty interest share of production.

22-0032 McDANIEL 2022-03-10 11:27:32 AM

Alpine Summit Energy Partners

Table 5

Total Company

Gas Production Forecast (MMcf) (1)

Area	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Subtotal	Remainder	Total
United States													
Texas													
Giddings	5,941	7,385	3,693	2,569	1,988	1,630	1,388	1,202	1,063	951	27,809	7,792	35,601
Hawkville	16,612	38,610	35,011	19,773	13,199	10,107	8,332	7,060	6,142	5,437	160,283	46,598	206,880
Subtotal Texas	**22,552**	**45,996**	**38,703**	**22,341**	**15,187**	**11,737**	**9,720**	**8,262**	**7,205**	**6,388**	**188,092**	**54,390**	**242,481**
Total	**22,552**	**45,996**	**38,703**	**22,341**	**15,187**	**11,737**	**9,720**	**8,262**	**7,205**	**6,388**	**188,092**	**54,390**	**242,481**

(1) Company working interest production before royalty deductions plus royalty interest share of production.

22-0032 McDANIEL 2022-03-10 11:27:32 AM

Alpine Summit Energy Partners

Table 5

Total Company

NGL Production Forecast (Mbbl) (1) (2)

Area	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Subtotal	Remainder	Total
United States													
Texas													
Giddings	1,196.2	1,333.9	457.2	313.4	242.5	198.9	169.4	146.6	129.7	116.0	4,303.6	950.6	5,254.2
Hawkville	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Texas	**1,196.2**	**1,333.9**	**457.2**	**313.4**	**242.5**	**198.9**	**169.4**	**146.6**	**129.7**	**116.0**	**4,303.6**	**950.6**	**5,254.2**
Total	**1,196.2**	**1,333.9**	**457.2**	**313.4**	**242.5**	**198.9**	**169.4**	**146.6**	**129.7**	**116.0**	**4,303.6**	**950.6**	**5,254.2**

(1) Company working interest production before royalty deductions plus royalty interest share of production.
(2) NGL volumes do not include Condensate.

22-0032 McDANIEL 2022-03-10 11:27:33 AM

Alpine Summit Energy Partners

Table 5

Total Company

Gross Revenue Forecast (M$)

Area	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Subtotal	Remainder	Total
United States													
Texas													
Giddings	229,183	146,634	71,191	51,712	41,281	34,744	30,295	26,784	24,182	21,962	677,968	210,894	888,862
Hawkville	63,954	132,755	111,114	63,989	43,596	34,031	28,623	24,745	21,958	19,823	544,589	197,586	742,175
Subtotal Texas	**293,138**	**279,390**	**182,306**	**115,701**	**84,877**	**68,775**	**58,918**	**51,528**	**46,140**	**41,785**	**1,222,557**	**408,480**	**1,631,038**
Total	**293,138**	**279,390**	**182,306**	**115,701**	**84,877**	**68,775**	**58,918**	**51,528**	**46,140**	**41,785**	**1,222,557**	**408,480**	**1,631,038**

22-0032 McDANIEL 2022-03-10 11:27:34 AM

Alpine Summit Energy Partners

Table 5

Total Company

Encumbrance Forecast (M$) (1)

Area	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Subtotal	Remainder	Total
United States													
Texas													
Giddings	75,146	46,819	23,178	16,868	13,465	11,333	9,882	8,738	7,889	7,171	220,488	69,584	290,072
Hawkville	17,196	35,697	29,880	17,207	11,723	9,151	7,697	6,654	5,904	5,330	146,439	63,104	209,542
Subtotal Texas	**92,343**	**82,516**	**53,058**	**34,075**	**25,188**	**20,484**	**17,578**	**15,391**	**13,794**	**12,501**	**366,927**	**132,687**	**499,614**
Total	**92,343**	**82,516**	**53,058**	**34,075**	**25,188**	**20,484**	**17,578**	**15,391**	**13,794**	**12,501**	**366,927**	**132,687**	**499,614**

(1) Royalties include any net profits interests paid, as well as the Saskatchewan Corporation Capital Tax Surcharge.

22-0032 McDANIEL 2022-03-10 11:27:35 AM

Alpine Summit Energy Partners

Table 5

Total Company

Capital Expense Forecast (M$)

Area	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Subtotal	Remainder	Total
United States													
Texas													
Giddings	77,766	6,120	-	-	-	-	-	-	-	-	83,886	-	83,886
Hawkville	128,800	102,179	9,430	-	-	-	-	-	-	-	240,409	-	240,409
Subtotal Texas	**206,566**	**108,299**	**9,430**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**324,295**	**-**	**324,295**
Total	**206,566**	**108,299**	**9,430**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**324,295**	**-**	**324,295**

22-0032 McDANIEL 2022-03-10 11:27:35 AM

Alpine Summit Energy Partners

Table 5

Total Company

Operating Expense Forecast (M$)

Area	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Subtotal	Remainder	Total
United States													
Texas													
Giddings	17,463	14,540	8,841	7,316	6,464	6,013	5,735	5,469	5,291	5,048	82,180	70,939	153,119
Hawkville	5,399	13,187	12,744	7,897	5,982	5,158	4,728	4,433	4,234	4,094	67,857	68,795	136,652
Subtotal Texas	**22,862**	**27,728**	**21,585**	**15,213**	**12,446**	**11,171**	**10,463**	**9,902**	**9,525**	**9,142**	**150,037**	**139,735**	**289,771**
Total	**22,862**	**27,728**	**21,585**	**15,213**	**12,446**	**11,171**	**10,463**	**9,902**	**9,525**	**9,142**	**150,037**	**139,735**	**289,771**

22-0032 McDANIEL 2022-03-10 11:27:36 AM

Alpine Summit Energy Partners

Table 5

Total Company

Abandonment, Decommissioning and Reclamation Cost Forecast (M$)

Area	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Subtotal	Remainder	Total
United States													
Texas													
Giddings	-	-	-	143.5	47.9	-	38.1	76.3	-	39.7	345.4	1,777.4	2,122.8
Hawkville	-	-	-	-	-	-	-	-	-	-	-	1,876.9	1,876.9
Subtotal Texas	**-**	**-**	**-**	**143.5**	**47.9**	**-**	**38.1**	**76.3**	**-**	**39.7**	**345.4**	**3,654.3**	**3,999.7**
Total	**-**	**-**	**-**	**143.5**	**47.9**	**-**	**38.1**	**76.3**	**-**	**39.7**	**345.4**	**3,654.3**	**3,999.7**

22-0032 McDANIEL 2022-03-10 11:27:37 AM

Alpine Summit Energy Partners

Table 5

Total Company

Net Revenue Forecast (M$)

Area	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Subtotal	Remainder	Total
United States													
Texas													
Giddings	58,808	79,156	39,172	27,385	21,304	17,398	14,640	12,501	11,001	9,703	291,069	68,594	359,662
Hawkville	-87,440	-18,308	59,060	38,885	25,891	19,722	16,198	13,658	11,819	10,399	89,885	63,810	153,695
Subtotal Texas	**-28,633**	**60,847**	**98,233**	**66,270**	**47,195**	**37,120**	**30,839**	**26,159**	**22,821**	**20,102**	**380,953**	**132,404**	**513,357**
Total	**-28,633**	**60,847**	**98,233**	**66,270**	**47,195**	**37,120**	**30,839**	**26,159**	**22,821**	**20,102**	**380,953**	**132,404**	**513,357**

22-0032 McDANIEL 2022-03-10 11:27:37 AM

Alpine Summit Energy Partners

Table 1

Total Company

		Crude Oil			Natural Gas			Condensate			Natural Gas Liquids					
Year	No.Of Wells	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume MMcf	Sales Price $/Mcf	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	Other Revenue M$	Gross Revenue M$	BOE/d
2022	5.2	916.7	70.33	64476.8	12854.1	3.78	48590.8	-	-	-	424.8	29.13	12375.9	-	125443.5	9544.9
2023	17.2	503.6	66.25	33364.8	37492.3	3.41	127961.5	-	-	-	399.2	27.51	10982.8	-	172309.1	19593.2
2024	24.2	289.8	64.17	18600.1	34138.7	3.16	107917.2	-	-	-	136.4	26.70	3640.9	-	130158.1	16710.3
2025	24.6	215.4	65.46	14100.4	19361.2	3.22	62293.9	-	-	-	114.0	27.24	3106.0	-	79500.3	9743.4
2026	22.8	170.3	66.77	11373.4	12873.9	3.28	42228.1	-	-	-	90.1	27.78	2502.2	-	56103.8	6591.9
2027	22.8	142.9	68.10	9728.5	9839.8	3.34	32883.8	-	-	-	74.7	28.34	2116.2	-	44728.5	5089.1
2028	23.7	124.9	69.46	8674.1	8107.3	3.41	27635.0	-	-	-	64.4	28.90	1860.0	-	38169.0	4208.9
2029	24.2	110.4	70.85	7820.5	6866.7	3.48	23872.9	-	-	-	56.1	29.48	1653.4	-	33346.7	3591.5
2030	24.6	99.5	72.27	7187.2	5972.1	3.55	21175.0	-	-	-	49.9	30.07	1500.4	-	29862.5	3136.2
2031	23.8	87.4	73.72	6439.7	5281.9	3.62	19099.0	-	-	-	44.5	30.67	1365.6	-	26904.3	2773.1
2032	24.4	81.1	75.19	6096.0	4755.1	3.69	17533.8	-	-	-	41.2	31.29	1288.9	-	24918.7	2499.4
2033	24.0	73.0	76.69	5596.6	4297.3	3.76	16161.9	-	-	-	37.4	31.91	1194.5	-	22953.0	2264.7
2034	24.2	67.4	78.23	5269.8	3929.2	3.84	15072.1	-	-	-	34.5	32.55	1123.1	-	21465.0	2073.2
2035	25.0	63.2	79.79	5040.2	3628.5	3.91	14188.6	-	-	-	34.0	33.20	1130.2	-	20358.9	1923.2
2036	24.6	57.1	81.39	4644.9	3344.1	3.99	13339.4	-	-	-	31.1	33.86	1052.0	-	19036.3	1763.6
Rem.	15.3	505.7	94.23	47647.2	26024.7	4.51	117276.4	-	-	-	276.8	38.97	10785.1	-	175708.6	609.5
Total	**-**	**3508.1**	**72.99**	**256060.2**	**198766.8**	**3.56**	**707229.2**	**-**	**-**	**-**	**1909.0**	**30.21**	**57677.1**	**-**	**1020966.5**	**-**

	Royalties					Net Volumes					Taxes			
				Total									Total	
Year	Manual M$	Lease & Override M$	NPI Pymts M$	M$	%	Oil Mbbl	Gas MMcf	Cond. Mbbl	Liquids Mbbl	Net Interest Revenue M$	Ad Valorem M$	Severance M$	M$	%
2022	-	32869.3	-	32869.3	26.2	669.7	9614.8	-	313.0	92574.2	2314.4	3172.0	5486.4	4.4
2023	-	44055.3	-	44055.3	25.6	366.3	28088.1	-	294.8	128253.8	3206.3	1741.2	4947.6	2.9
2024	-	33098.5	-	33098.5	25.4	210.6	25583.1	-	99.7	97059.6	2426.5	955.7	3382.2	2.6
2025	-	20310.0	-	20310.0	25.5	156.4	14504.7	-	83.6	59190.3	1479.8	720.5	2200.2	2.8
2026	-	14373.7	-	14373.7	25.6	123.8	9642.7	-	66.0	41730.0	1043.3	579.5	1622.7	2.9
2027	-	11475.1	-	11475.1	25.7	103.8	7369.3	-	54.7	33253.4	831.3	494.7	1326.0	3.0
2028	-	9798.1	-	9798.1	25.7	90.8	6071.4	-	47.2	28370.9	709.3	439.7	1149.0	3.0
2029	-	8563.8	-	8563.8	25.7	80.3	5142.1	-	41.1	24782.9	619.6	394.9	1014.4	3.0
2030	-	7671.3	-	7671.3	25.7	72.4	4472.1	-	36.6	22191.2	554.8	361.6	916.4	3.1
2031	-	6914.6	-	6914.6	25.7	63.6	3955.1	-	32.6	19989.6	499.7	325.8	825.6	3.1
2032	-	6404.7	-	6404.7	25.7	59.0	3560.6	-	30.2	18514.0	462.8	448.2	911.1	3.7
2033	-	5901.2	-	5901.2	25.7	53.1	3217.7	-	27.4	17051.8	426.3	825.7	1252.0	5.5
2034	-	5519.0	-	5519.0	25.7	49.0	2942.1	-	25.3	15946.0	398.7	1046.2	1444.8	6.7
2035	-	5233.1	-	5233.1	25.7	46.0	2716.9	-	25.0	15125.8	378.1	1001.0	1379.2	6.8
2036	-	4894.0	-	4894.0	25.7	41.5	2504.0	-	22.8	14142.3	353.6	936.6	1290.1	6.8
Rem.	-	45618.5	-	45618.5	26.0	366.0	19473.1	-	202.0	130090.1	3252.3	8517.9	11770.1	6.7
Total	**-**	**262700.4**	**-**	**262700.4**	**25.7**	**2552.4**	**148857.9**	**-**	**1401.9**	**758266.1**	**18956.7**	**21961.1**	**40917.8**	**4.0**

	Operating Costs				Capital Costs					Future Net Revenue Before Tax		
Year	M$	$/BOE	ADR Costs M$	Net Op. Income M$	G & G M$	Property & Leasehold M$	Tangible M$	Intangible M$	Total M$	Annual M$	Cum. M$	NPV @10.0% M$
2022	8915.5	2.56	-	78172.4	-	-	25973.6	101106.4	127080.0	-48907.6	-48907.6	-47235.2
2023	15947.2	2.23	-	107359.0	-	-	20880.1	81299.0	102179.1	5179.9	-43727.7	4086.3
2024	14140.4	2.31	-	79537.0	-	-	1927.0	7503.2	9430.2	70106.8	26379.1	55240.2
2025	9280.1	2.61	-	47710.0	-	-	-	-	-	47710.0	74089.1	34304.1
2026	7079.2	2.94	-	33028.1	-	-	-	-	-	33028.1	107117.2	21568.0
2027	6165.1	3.32	-	25762.3	-	-	-	-	-	25762.3	132879.5	15281.8
2028	5785.2	3.76	-75.6	21512.3	-	-	-	-	-	21512.3	154391.8	11598.3
2029	5504.6	4.20	37.6	18226.2	-	-	-	-	-	18226.2	172618.1	8928.7
2030	5325.8	4.65	-	15949.1	-	-	-	-	-	15949.1	188567.2	7103.7
2031	5015.5	4.96	39.7	14108.9	-	-	-	-	-	14108.9	202676.1	5711.4
2032	4998.6	5.46	-40.9	12645.3	-	-	-	-	-	12645.3	215321.4	4655.2
2033	4834.6	5.85	-55.6	11020.8	-	-	-	-	-	11020.8	226342.2	3688.2
2034	4783.9	6.32	-14.4	9731.7	-	-	-	-	-	9731.7	236073.9	2959.5
2035	4904.7	6.99	-	8841.9	-	-	-	-	-	8841.9	244915.8	2444.6
2036	4781.4	7.41	11.0	8059.8	-	-	-	-	-	8059.8	252975.6	2025.2
Rem.	68763.2	-	2126.0	47430.8	-	-	-	-	-	47430.8	300406.4	7803.2
Total	**176224.9**	**-**	**2027.7**	**539095.7**	**-**	**-**	**48780.7**	**189908.6**	**238689.3**	**300406.4**	**-**	**140163.1**

	Remaining Reserves			
Product	Gross Lease	W.I.	R.I.	Net
Light and Medium Oil (Mbbl)	4,800.1	3,508.1	-	2,552.4
Natural Gas (MMcf)	222,464.3	198,766.8	-	148,857.9
Natural Gas Liquids (Mbbl)	2,697.9	1,909.0	-	1,401.9
Total (MBOE)	**44,575.4**	**38,545.0**	**-**	**28,764.0**

Net Present Value Before Tax - M$

@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%	@ 20.0%
300,406.4	**199,272.7**	**140,163.1**	**102,104.1**	**75,795.8**

RLI 50+ yrs
Remaining Life 37.66 yrs
Price Schedule SG220101

McDANIEL

22-0032 2022-03-10 11:26:15 AM

Alpine Summit Energy Partners

Table 2

Total Company

Area and Property	Company Interest %	Zones	Reserve Class	Company WI & RI Reserves: Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	Net Present Value Before Tax (M$): @ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
United States											
Texas											
Giddings											
01 PDP											
ANIMAL 1H	W-82.961	AUS CH	PADP	333.0	1058.2	-	142.1	18464.8	12990.7	10311.8	8740.8
BEAKER B 2H	W-100.000	EAGLE L	PADP	15.6	24.5	-	3.0	403.4	342.2	293.1	254.1
BEAKER B 3H	W-100.000	AUS CH	PADP	29.5	42.6	-	5.2	791.5	659.5	558.9	481.9
CONSTANTINE 1H	W-78.413	AUS CH	PADP	105.6	381.6	-	46.6	5683.7	3685.3	2689.7	2120.1
CONSTANTINE 2H	W-79.980	AUS CH	PADP	83.3	255.6	-	33.4	4386.8	3301.3	2677.3	2283.3
GONZO 1H	W-74.947	AUS CH	PADP	34.5	77.8	-	9.5	1302.8	979.2	771.1	631.5
GONZO 2H	W-75.064	AUS CH	PADP	39.3	120.3	-	14.7	1683.7	1225.0	945.9	766.0
GONZO 3H	W-79.848	AUS CH	PADP	33.8	57.5	-	7.0	1147.8	889.2	715.2	594.4
GONZO B 4H	W-80.314	AUS CH	PADP	23.5	79.7	-	9.7	816.7	656.2	541.8	458.7
GONZO B 5H	W-80.133	AUS CH	PADP	54.6	139.1	-	17.0	2534.8	1773.1	1340.4	1073.5
GROVER 1H	W-74.727	AUS CH	PADP	54.8	168.4	-	21.4	2671.3	2095.9	1739.7	1503.6
HUEBNER-KLAUS AC GAS UNIT 1 1H	W-49.907	AUS CH	PADP	-	337.0	-	41.1	1046.3	831.0	690.8	595.4
SHELDEN #1	W-74.963	AUS CH	PADP	0.2	0.2	-	0.0	0.7	1.1	1.3	1.4
STELLA MAE 1H	W-72.020	AUS CH	PADP	2.9	-	-	-	93.6	90.9	88.1	85.4
STELLA MAE 2H	W-71.620	AUS CH	PADP	93.7	326.6	-	44.0	5268.2	3922.2	3174.7	2710.7
STELLA MAE 3H	W-71.600	AUS CH	PADP	81.9	266.5	-	36.7	4395.4	3357.6	2757.3	2375.9
SWEDISH CHEF 1H	W-75.000	AUS CH	PADP	5.8	22.1	-	2.8	164.4	154.3	144.6	135.8
SWEDISH CHEF 2H	W-59.814	AUS CH	PADP	36.9	185.4	-	23.6	1821.6	1440.1	1198.8	1037.0
SWEDISH CHEF 3H	W-59.918	AUS CH	PADP	49.4	176.3	-	22.2	2336.8	1766.5	1427.5	1209.7
SWEDISH CHEF 4H	W-78.019	AUS CH	PADP	79.1	384.3	-	53.6	4424.8	3453.8	2881.2	2511.3
Subtotal 01 PDP				**1157.4**	**4103.8**	**-**	**533.7**	**59439.0**	**43615.1**	**34949.1**	**29570.5**
02 PNP											
CLARA #1	W-75.000	AUS CH	PANP	0.1	0.1	-	0.0	0.8	0.9	0.9	0.9
DERNEHL 1H	W-75.000	AUS CH	PANP	9.8	25.0	-	3.1	340.2	294.8	257.5	227.1
Subtotal 02 PNP				**9.9**	**25.1**	**-**	**3.1**	**341.0**	**295.7**	**258.5**	**228.0**
03 PUD											
ANIMAL 2H	W-82.689	AUS CH	PAUD	253.4	772.1	-	106.9	13733.0	10093.5	8231.1	7105.3
ANIMAL 3H	W-82.449	AUS CH	PAUD	253.1	771.3	-	107.1	13680.1	9970.5	8068.6	6916.0
ANIMAL 4H	W-82.771	AUS CH	PAUD	253.4	771.8	-	107.1	13710.8	9849.0	7863.1	6654.5
HUEBNER-KLAUS AC GAS UNIT 1 2H	W-50.508	AUS CH	PAUD	-	752.3	-	114.6	3155.9	2459.1	2041.1	1763.9
HUEBNER-KLAUS AC GAS UNIT 1 3H	W-50.718	AUS CH	PAUD	-	759.2	-	115.9	3177.1	2470.5	2046.0	1764.0
HUEBNER-KLAUS AC GAS UNIT 1 4H	W-51.250	AUS CH	PAUD	-	759.3	-	117.4	3219.8	2502.7	2070.9	1783.5
KERMIT 1H	W-77.689	AUS CH	PAUD	86.4	170.6	-	25.5	3889.2	3180.3	2719.4	2397.5
SWEDISH CHEF 5H	W-75.556	AUS CH	PAUD	77.3	312.7	-	47.7	3988.9	3259.8	2794.5	2473.9
Subtotal 03 PUD				**923.6**	**5069.2**	**-**	**742.2**	**58554.8**	**43785.3**	**35834.7**	**30858.6**
04 DUC											
STATLER 1H (Recomp)	W-80.634	AUS CH	PAUD	89.2	180.8	-	26.3	4250.3	3559.5	3115.3	2808.2
05 PANP											
SAMPSON-MUELLER 4H	W-78.981	AUS CH	PANP	403.8	1556.7	-	248.3	22126.8	19402.6	17643.4	16405.0
05 PAUD											
ROWLF 1H	W-44.705	AUS CH	PAUD	212.1	151.7	-	21.4	4103.9	3188.3	2558.7	2098.3
ROWLF 2H	W-44.705	AUS CH	PAUD	212.1	151.7	-	21.4	4103.9	3188.3	2558.7	2098.3
SAMPSON-MUELLER 5H	W-83.033	AUS CH	PAUD	250.1	954.1	-	156.4	3805.5	2496.9	1575.1	892.2
SAMPSON-MUELLER 6H	W-82.981	AUS CH	PAUD	250.1	954.9	-	156.3	3752.9	2429.1	1501.8	819.0
Subtotal 05 PAUD				**924.3**	**2212.4**	**-**	**355.6**	**15766.2**	**11302.7**	**8194.3**	**5907.9**
Subtotal Giddings				**3508.1**	**13148.1**	**-**	**1909.0**	**160478.1**	**121960.8**	**99995.3**	**85778.3**
Hawkville											
03 PUD											
San Roman 109AH	W-84.494	AUS CH	PAUD	-	3049.1	-	-	6727.6	5138.0	4278.9	3747.6
San Roman 110AH	W-84.494	AUS CH	PAUD	-	3049.1	-	-	6727.6	5138.0	4278.9	3747.6
San Roman 111AH	W-84.391	AUS CH	PAUD	-	3038.5	-	-	6691.0	5046.4	4155.3	3601.7
Subtotal 03 PUD				**-**	**9136.6**	**-**	**-**	**20146.2**	**15322.3**	**12713.2**	**11096.9**
05 PAUD											
San Roman 101LEH	W-91.411	EAGLE L	PAUD	-	7398.7	-	-	5185.5	2920.1	1473.8	477.1
San Roman 101UEH	W-91.411	EAGLE U	PAUD	-	7398.7	-	-	5185.5	2920.1	1473.8	477.1
San Roman 102LEH	W-91.491	EAGLE L	PAUD	-	7407.5	-	-	5023.3	2718.5	1264.8	276.7
San Roman 102UEH	W-91.491	EAGLE U	PAUD	-	7407.5	-	-	5023.3	2718.5	1264.8	276.7
San Roman 103LEH	W-91.628	EAGLE L	PAUD	-	7419.0	-	-	4871.3	2551.2	1106.7	139.2
San Roman 103UEH	W-91.628	EAGLE U	PAUD	-	7419.0	-	-	4871.3	2551.2	1106.7	139.2
San Roman 104LEH	W-91.881	EAGLE L	PAUD	-	7444.0	-	-	4721.5	2388.4	954.4	7.9
San Roman 104UEH	W-91.881	EAGLE U	PAUD	-	7444.0	-	-	4721.5	2388.4	954.4	7.9
San Roman 105LEH	W-91.903	EAGLE L	PAUD	-	7438.6	-	-	4699.4	2349.3	922.5	-6.2
San Roman 105UEH	W-91.903	EAGLE U	PAUD	-	7438.6	-	-	4699.4	2349.3	922.5	-6.2
San Roman 106LEH	W-91.917	EAGLE L	PAUD	-	7432.3	-	-	4651.3	2283.5	863.8	-47.2
San Roman 106UEH	W-91.917	EAGLE U	PAUD	-	7432.3	-	-	4651.3	2283.5	863.8	-47.2
San Roman 107AH	W-89.373	AUS CH	PAUD	-	10138.2	-	-	11224.5	7363.7	5048.2	3505.2
San Roman 107LEH	W-91.910	EAGLE L	PAUD	-	7439.2	-	-	4574.1	2188.8	776.8	-116.0
San Roman 107UEH	W-91.910	EAGLE U	PAUD	-	7439.2	-	-	4574.1	2188.8	776.8	-116.0
San Roman 108AH	W-89.919	AUS CH	PAUD	-	10204.2	-	-	10438.6	6176.8	3770.5	2273.0

22-0032 McDANIEL 2022-03-10 11:26:16 AM

Alpine Summit Energy Partners

Table 2

Total Company

Area and Property	Company Interest %	Zones	Reserve Class	Company WI & RI Reserves: Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	Net Present Value Before Tax (M$): @ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
San Roman 108LEH	W-92.019	EAGLE L	PAUD	-	7451.8	-	-	4501.8	2096.1	690.1	-185.7
San Roman 108UEH	W-92.019	EAGLE U	PAUD	-	7451.8	-	-	4501.8	2096.1	690.1	-185.7
San Roman 109LEH	W-92.131	EAGLE L	PAUD	-	7453.2	-	-	4411.8	1989.2	592.3	-264.5
San Roman 109UEH	W-92.131	EAGLE U	PAUD	-	7453.2	-	-	4411.8	1989.2	592.3	-264.5
San Roman 110LEH	W-92.120	EAGLE L	PAUD	-	7463.8	-	-	4279.9	1847.5	464.9	-368.7
San Roman 111LEH	W-92.131	EAGLE L	PAUD	-	7457.2	-	-	4278.1	1825.2	447.7	-371.2
San Roman 112LEH	W-92.138	EAGLE L	PAUD	-	7450.1	-	-	4281.3	1806.3	433.1	-372.0
Subtotal 05 PAUD				**-**	**176482.2**	**-**	**-**	**119782.1**	**61989.6**	**27454.7**	**5228.9**
Subtotal Hawkville				**-**	**185618.7**	**-**	**-**	**139928.3**	**77311.9**	**40167.8**	**16325.8**
Subtotal Texas				**3508.1**	**198766.8**	**-**	**1909.0**	**300406.4**	**199272.7**	**140163.1**	**102104.1**
Total				**3508.1**	**198766.8**	**-**	**1909.0**	**300406.4**	**199272.7**	**140163.1**	**102104.1**

22-0032 McDANIEL 2022-03-10 11:26:16 AM

Alpine Summit Energy Partners

Table 1

Total Company

		Crude Oil			Natural Gas			Condensate			Natural Gas Liquids					
Year	No.Of Wells	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume MMcf	Sales Price $/Mcf	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	Other Revenue M$	Gross Revenue M$	BOE/d
2022	17.5	982.0	70.33	69066.4	3002.4	3.39	10172.3	-	-	-	545.3	29.13	15885.6	-	95124.2	5555.2
2023	15.8	388.2	66.25	25721.8	1490.0	3.03	4508.2	-	-	-	181.8	27.51	5000.8	-	35230.8	2242.0
2024	14.3	248.3	64.17	15932.3	961.7	2.79	2686.0	-	-	-	117.3	26.70	3132.9	-	21751.2	1436.8
2025	13.3	183.2	65.46	11989.6	678.7	2.85	1932.8	-	-	-	82.8	27.24	2255.1	-	16177.5	1038.6
2026	13.1	146.3	66.77	9770.2	531.3	2.91	1544.4	-	-	-	64.8	27.78	1800.9	-	13115.5	821.1
2027	13.0	121.7	68.10	8289.5	442.2	2.96	1310.1	-	-	-	53.9	28.34	1528.5	-	11128.1	683.2
2028	12.6	104.0	69.46	7222.4	380.0	3.02	1148.8	-	-	-	46.4	28.90	1339.9	-	9711.1	583.8
2029	11.6	88.5	70.85	6272.8	329.1	3.08	1015.0	-	-	-	40.1	29.48	1183.6	-	8471.4	502.8
2030	11.0	77.0	72.27	5566.3	290.9	3.15	915.1	-	-	-	35.5	30.07	1067.1	-	7548.5	441.1
2031	10.8	69.2	73.72	5102.5	261.6	3.21	839.3	-	-	-	31.9	30.67	978.8	-	6920.6	396.5
2032	10.2	61.5	75.19	4626.4	233.2	3.27	763.2	-	-	-	28.5	31.29	890.1	-	6279.7	352.0
2033	9.9	55.5	76.69	4253.3	211.9	3.34	707.3	-	-	-	25.8	31.91	824.9	-	5785.6	319.5
2034	9.4	49.5	78.23	3871.5	192.3	3.41	654.8	-	-	-	23.5	32.55	763.7	-	5290.0	287.7
2035	8.2	43.6	79.79	3481.5	155.7	3.47	540.8	-	-	-	19.0	33.20	630.7	-	4652.9	242.7
2036	8.1	40.1	81.39	3262.0	141.7	3.54	502.1	-	-	-	17.3	33.86	585.6	-	4349.6	221.3
Rem.	2.6	202.5	90.53	18332.1	708.7	3.94	2791.2	-	-	-	86.5	37.65	3255.2	-	24378.5	61.9
Total	-	**2861.1**	**70.87**	**202760.5**	**10011.3**	**3.20**	**32031.3**	-	-	-	**1400.4**	**29.37**	**41123.4**	-	**275915.2**	-

	Royalties					Net Volumes					Taxes			
				Total									Total	
Year	Manual M$	Lease & Override M$	NPI Pymts M$	M$	%	Oil Mbbl	Gas MMcf	Cond. Mbbl	Liquids Mbbl	Net Interest Revenue M$	Ad Valorem M$	Severance M$	M$	%
2022	-	25793.8	-	25793.8	27.1	715.8	2191.7	-	396.7	69330.5	1733.3	3406.6	5139.9	5.4
2023	-	9517.8	-	9517.8	27.0	283.4	1086.9	-	132.6	25713.1	642.8	1272.3	1915.1	5.4
2024	-	5875.3	-	5875.3	27.0	181.2	701.7	-	85.6	15875.9	396.9	783.0	1179.9	5.4
2025	-	4360.8	-	4360.8	27.0	133.9	495.1	-	60.4	11816.7	295.4	588.7	884.1	5.5
2026	-	3531.7	-	3531.7	26.9	107.0	387.7	-	47.3	9583.7	239.6	479.2	718.8	5.5
2027	-	2997.0	-	2997.0	26.9	89.0	322.6	-	39.4	8131.1	203.3	406.4	609.6	5.5
2028	-	2616.4	-	2616.4	26.9	76.0	277.2	-	33.8	7094.7	177.4	354.6	531.9	5.5
2029	-	2286.0	-	2286.0	27.0	64.7	240.0	-	29.3	6185.4	154.6	309.2	463.8	5.5
2030	-	2039.8	-	2039.8	27.0	56.2	212.1	-	25.9	5508.6	137.7	275.4	413.1	5.5
2031	-	1870.6	-	1870.6	27.0	50.5	190.7	-	23.3	5050.0	126.2	253.8	380.0	5.5
2032	-	1700.6	-	1700.6	27.1	44.9	169.9	-	20.7	4579.1	114.5	236.4	350.9	5.6
2033	-	1568.2	-	1568.2	27.1	40.4	154.4	-	18.8	4217.4	105.4	217.8	323.3	5.6
2034	-	1436.8	-	1436.8	27.2	36.0	140.1	-	17.1	3853.3	96.3	199.2	295.5	5.6
2035	-	1270.4	-	1270.4	27.3	31.7	112.9	-	13.8	3382.4	84.6	179.8	264.4	5.7
2036	-	1188.3	-	1188.3	27.3	29.2	102.8	-	12.5	3161.3	79.0	168.6	247.6	5.7
Rem.	-	6774.7	-	6774.7	27.8	146.4	511.5	-	62.4	17603.8	440.1	937.6	1377.7	5.7
Total	-	**74828.1**	-	**74828.1**	**27.1**	**2086.3**	**7297.5**	-	**1019.6**	**201087.1**	**5027.2**	**10068.4**	**15095.6**	**5.5**

	Operating Costs				Capital Costs					Future Net Revenue Before Tax		
Year	M$	$/BOE	ADR Costs M$	Net Op. Income M$	G & G M$	Property & Leasehold M$	Tangible M$	Intangible M$	Total M$	Annual M$	Cum. M$	NPV @10.0% M$
2022	8266.5	4.08	-	55924.1	-	-	-	-	-	55924.1	55924.1	53895.8
2023	4503.3	5.50	-	19294.6	-	-	-	-	-	19294.6	75218.7	16808.9
2024	3572.2	6.79	-	11123.7	-	-	-	-	-	11123.7	86342.5	8795.8
2025	3044.3	8.03	143.5	7744.8	-	-	-	-	-	7744.8	94087.3	5567.9
2026	2823.0	9.42	47.9	5994.0	-	-	-	-	-	5994.0	100081.3	3910.8
2027	2698.9	10.82	-	4822.6	-	-	-	-	-	4822.6	104903.9	2860.7
2028	2571.9	12.04	75.6	3915.2	-	-	-	-	-	3915.2	108819.2	2111.8
2029	2378.5	12.96	38.7	3304.4	-	-	-	-	-	3304.4	112123.6	1620.0
2030	2238.0	13.90	-	2857.5	-	-	-	-	-	2857.5	114981.1	1272.9
2031	2204.0	15.23	-	2465.9	-	-	-	-	-	2465.9	117447.0	998.6
2032	2080.6	16.15	-	2147.6	-	-	-	-	-	2147.6	119594.6	790.7
2033	2032.9	17.43	55.6	1805.7	-	-	-	-	-	1805.7	121400.3	604.4
2034	1939.5	18.47	56.8	1561.5	-	-	-	-	-	1561.5	122961.7	475.3
2035	1720.1	19.42	-	1397.9	-	-	-	-	-	1397.9	124359.7	386.7
2036	1708.0	21.09	47.4	1158.3	-	-	-	-	-	1158.3	125518.0	291.7
Rem.	10665.5	-	728.6	4832.0	-	-	-	-	-	4832.0	130350.0	852.5
Total	**54447.4**	-	**1194.1**	**130350.0**	-	-	-	-	-	**130350.0**	-	**101244.4**

	Remaining Reserves			
Product	Gross Lease	W.I.	R.I.	Net
Light and Medium Oil (Mbbl)	3,491.4	2,861.1	-	2,086.3
Natural Gas (MMcf)	12,616.8	10,011.3	-	7,297.5
Natural Gas Liquids (Mbbl)	1,734.9	1,400.4	-	1,019.6
Total (MBOE)	**7,329.1**	**5,930.1**	-	**4,322.2**

Net Present Value Before Tax - M$				
@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%	@ 20.0%
130,350.0	112,787.5	101,244.4	93,021.4	86,805.3

RLI	1.59 yrs
Remaining Life	32.08 yrs
Price Schedule	SG220101

22-0032

McDANIEL

2022-03-10 11:26:16 AM

Alpine Summit Energy Partners

Table 2

Reserves and Net Present Value by Property
Forecast Prices and Costs as of December 31, 2021
Proved Developed Producing Reserves

Total Company

				Company WI & RI Reserves				Net Present Value Before Tax (M$)			
Area and Property	Company Interest %	Zones	Reserve Class	Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
United States											
Texas											
Giddings											
01 PDP											
ANIMAL 1H	W-84.451	AUS CH	PDP	684.8	1975.7	-	290.7	33530.9	27564.3	24088.5	21809.4
BEAKER B 2H	W-100.000	EAGLE L	PDP	39.8	62.6	-	7.6	997.5	949.3	901.7	857.3
BEAKER B 3H	W-100.000	AUS CH	PDP	61.8	89.3	-	10.9	1687.2	1587.2	1496.3	1415.7
CONSTANTINE 1H	W-78.705	AUS CH	PDP	286.8	1035.9	-	126.4	12902.8	10078.4	8397.2	7301.2
CONSTANTINE 2H	W-89.093	AUS CH	PDP	223.3	657.5	-	95.9	10382.0	9212.3	8384.7	7769.8
GONZO 1H	W-79.061	AUS CH	PDP	78.9	177.7	-	21.7	2573.2	2314.2	2108.9	1944.9
GONZO 2H	W-78.358	AUS CH	PDP	98.8	302.3	-	36.9	3558.0	3123.9	2800.1	2552.8
GONZO 3H	W-84.435	AUS CH	PDP	82.6	140.5	-	17.1	2629.3	2404.2	2219.6	2068.1
GONZO B 4H	W-85.858	AUS CH	PDP	60.5	205.6	-	25.1	2075.0	1927.9	1801.5	1694.0
GONZO B 5H	W-81.373	AUS CH	PDP	148.0	377.3	-	46.0	5704.8	4827.7	4222.7	3786.1
GROVER 1H	W-83.739	AUS CH	PDP	148.7	425.1	-	58.9	6388.8	5767.1	5294.4	4925.1
HUEBNER-KLAUS AC GAS UNIT 1 1H	W-69.769	AUS CH	PDP	-	1038.8	-	126.7	2954.0	2722.5	2534.0	2379.0
SHELDEN #1	W-72.245	AUS CH	PDP	0.8	1.0	-	0.1	-33.2	-22.9	-15.7	-10.7
STELLA MAE 1H	W-67.290	AUS CH	PDP	8.2	-	-	-	189.0	194.8	197.8	199.0
STELLA MAE 2H	W-80.286	AUS CH	PDP	250.8	828.2	-	127.3	12599.2	11103.8	10089.6	9357.3
STELLA MAE 3H	W-82.171	AUS CH	PDP	212.2	659.3	-	102.2	10282.9	9229.9	8480.7	7921.1
SWEDISH CHEF 1H	W-75.000	AUS CH	PDP	13.6	48.3	-	7.3	367.8	366.7	362.7	357.2
SWEDISH CHEF 2H	W-69.647	AUS CH	PDP	103.3	500.6	-	70.2	4636.6	4229.0	3911.0	3657.8
SWEDISH CHEF 3H	W-67.719	AUS CH	PDP	138.1	476.5	-	66.0	5797.3	5175.3	4718.1	4369.7
SWEDISH CHEF 4H	W-85.081	AUS CH	PDP	220.3	1009.1	-	163.2	11318.2	10189.2	9381.6	8776.5
Subtotal 01 PDP				**2861.1**	**10011.3**	**-**	**1400.4**	**130541.4**	**112945.1**	**101375.4**	**93131.2**
08 NRA											
GENE 2H	W-100.000	AUS CH	NRA	-	-	-	-	-47.8	-39.4	-32.8	-27.5
HERKLOTZ-KRUEMCKE #1	W-100.000	WILCOX	NRA	-	-	-	-	-47.8	-39.4	-32.8	-27.5
KUEHN #1	W-100.000	AUS CH	NRA	-	-	-	-	-47.9	-39.3	-32.6	-27.2
WEIDER UNIT #1	W-100.000	NORTH EDWARDS	NRA	-	-	-	-	-47.8	-39.4	-32.8	-27.5
Subtotal 08 NRA				**-**	**-**	**-**	**-**	**-191.4**	**-157.6**	**-131.0**	**-109.8**
Subtotal Giddings				**2861.1**	**10011.3**	**-**	**1400.4**	**130350.0**	**112787.5**	**101244.4**	**93021.4**
Subtotal Texas				**2861.1**	**10011.3**	**-**	**1400.4**	**130350.0**	**112787.5**	**101244.4**	**93021.4**
Total				**2861.1**	**10011.3**	**-**	**1400.4**	**130350.0**	**112787.5**	**101244.4**	**93021.4**

22-0032 McDANIEL 2022-03-10 11:26:17 AM

Alpine Summit Energy Partners

Table 1

Total Company

		Crude Oil			Natural Gas			Condensate			Natural Gas Liquids					
Year	No.Of Wells	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume MMcf	Sales Price $/Mcf	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	Other Revenue M$	Gross Revenue M$	BOE/d
2022	1.3	11.1	70.33	781.7	27.8	3.39	94.1	-	-	-	3.4	29.13	98.7	-	974.5	52.4
2023	1.5	8.3	66.25	547.6	20.5	3.03	61.9	-	-	-	2.5	27.51	68.7	-	678.1	38.8
2024	0.8	5.1	64.18	325.5	12.9	2.79	36.1	-	-	-	1.6	26.70	42.1	-	403.8	24.1
2025	0.8	3.6	65.46	232.5	9.1	2.85	25.8	-	-	-	1.1	27.24	30.1	-	288.4	16.9
2026	0.8	2.6	66.77	175.8	6.7	2.91	19.5	-	-	-	0.8	27.78	22.8	-	218.1	12.5
2027	0.5	1.4	68.11	95.7	3.6	2.96	10.6	-	-	-	0.4	28.33	12.4	-	118.7	6.7
2028	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2029	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2030	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2031	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2032	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2033	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2034	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2035	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2036	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Rem.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	**-**	**32.0**	**67.37**	**2158.8**	**80.5**	**3.08**	**248.1**	**-**	**-**	**-**	**9.8**	**27.97**	**274.8**	**-**	**2681.6**	**-**

	Royalties					Net Volumes					Taxes			
				Total									Total	
Year	Manual M$	Lease & Override M$	NPI Pymts M$	M$	%	Oil Mbbl	Gas MMcf	Cond. Mbbl	Liquids Mbbl	Net Interest Revenue M$	Ad Valorem M$	Severance M$	M$	%
2022	-	243.6	-	243.6	25.0	8.3	20.8	-	2.5	730.9	18.3	37.9	56.2	5.8
2023	-	169.5	-	169.5	25.0	6.2	15.3	-	1.9	508.6	12.7	26.3	39.0	5.8
2024	-	100.9	-	100.9	25.0	3.8	9.7	-	1.2	302.8	7.6	15.7	23.2	5.8
2025	-	72.1	-	72.1	25.0	2.7	6.8	-	0.8	216.3	5.4	11.2	16.6	5.8
2026	-	54.5	-	54.5	25.0	2.0	5.0	-	0.6	163.6	4.1	8.5	12.5	5.8
2027	-	29.7	-	29.7	25.0	1.1	2.7	-	0.3	89.0	2.2	4.6	6.8	5.8
2028	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2029	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2030	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2031	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2032	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2033	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2034	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2035	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2036	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Rem.	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	**-**	**670.4**	**-**	**670.4**	**25.0**	**24.0**	**60.4**	**-**	**7.4**	**2011.2**	**50.3**	**104.1**	**154.4**	**5.8**

	Operating Costs				Capital Costs					Future Net Revenue Before Tax		
Year	M$	$/BOE	ADR Costs M$	Net Op. Income M$	G & G M$	Property & Leasehold M$	Tangible M$	Intangible M$	Total M$	Annual M$	Cum. M$	NPV @10.0% M$
2022	137.4	7.18	-	537.4	-	-	-	225.0	225.0	312.4	312.4	288.1
2023	149.8	10.57	-	319.8	-	-	-	-	-	319.8	632.2	278.7
2024	119.5	13.57	-	160.1	-	-	-	-	-	160.1	792.3	126.8
2025	116.6	18.90	-	83.1	-	-	-	-	-	83.1	875.5	59.9
2026	115.7	25.30	-	35.3	-	-	-	-	-	35.3	910.8	23.2
2027	77.1	31.62	-	5.1	-	-	-	-	-	5.1	915.9	3.1
2028	-	-	38.1	-38.1	-	-	-	-	-	-38.1	877.8	-19.6
2029	-	-	-	-	-	-	-	-	-	-	877.8	-
2030	-	-	-	-	-	-	-	-	-	-	877.8	-
2031	-	-	-	-	-	-	-	-	-	-	877.8	-
2032	-	-	40.9	-40.9	-	-	-	-	-	-40.9	836.9	-14.9
2033	-	-	-	-	-	-	-	-	-	-	836.9	-
2034	-	-	-	-	-	-	-	-	-	-	836.9	-
2035	-	-	-	-	-	-	-	-	-	-	836.9	-
2036	-	-	-	-	-	-	-	-	-	-	836.9	-
Rem.	-	-	-	-	-	-	-	-	-	-	836.9	-
Total	**716.0**	**-**	**79.0**	**1061.9**	**-**	**-**	**-**	**225.0**	**225.0**	**836.9**	**-**	**745.3**

	Remaining Reserves			
Product	Gross Lease	W.I.	R.I.	Net
Light and Medium Oil (Mbbl)	42.7	32.0	-	24.0
Natural Gas (MMcf)	107.4	80.5	-	60.4
Natural Gas Liquids (Mbbl)	13.1	9.8	-	7.4
Total (MBOE)	**73.7**	**55.3**	**-**	**41.5**

Net Present Value Before Tax - M$

@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%	@ 20.0%
836.9	**791.1**	**745.3**	**701.8**	**661.3**

RLI 1.91 yrs
Remaining Life 5.66 yrs
Price Schedule SG220101

22-0032 McDANIEL 2022-03-10 11:26:17 AM

Alpine Summit Energy Partners

Table 2

Reserves and Net Present Value by Property
Forecast Prices and Costs as of December 31, 2021
Proved Developed Non-Producing Reserves

Total Company

Area and Property	Company Interest %	Zones	Reserve Class	Company WI & RI Reserves: Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	Net Present Value Before Tax (M$): @ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
United States											
Texas											
Giddings											
02 PNP											
CLARA #1	W-75.000	AUS CH	PNP	0.9	1.2	-	0.1	-32.1	-21.4	-14.1	-9.1
DERNEHL 1H	W-75.000	AUS CH	PNP	31.1	79.3	-	9.7	869.0	812.5	759.4	710.8
Subtotal 02 PNP				**32.0**	**80.5**	**-**	**9.8**	**836.9**	**791.1**	**745.3**	**701.8**
Subtotal Giddings				**32.0**	**80.5**	**-**	**9.8**	**836.9**	**791.1**	**745.3**	**701.8**
Subtotal Texas				**32.0**	**80.5**	**-**	**9.8**	**836.9**	**791.1**	**745.3**	**701.8**
Total				**32.0**	**80.5**	**-**	**9.8**	**836.9**	**791.1**	**745.3**	**701.8**

22-0032 McDANIEL 2022-03-10 11:26:18 AM

Alpine Summit Energy Partners

Table 1

Forecast of Production and Revenue Before Tax - Company Share
Forecast Prices and Costs as of December 31, 2021
Proved Undeveloped Reserves

Total Company

		Crude Oil			Natural Gas			Condensate			Natural Gas Liquids					
Year	No.Of Wells	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume MMcf	Sales Price $/Mcf	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	Other Revenue M$	Gross Revenue M$	BOE/d
2022	5.9	567.0	70.33	39881.8	6668.2	3.78	25225.2	-	-	-	222.7	29.13	6488.2	-	71595.3	5208.5
2023	10.6	422.0	66.25	27958.7	6992.8	3.23	22569.2	-	-	-	750.4	27.51	20643.9	-	71171.8	6405.1
2024	9.5	215.2	64.18	13812.9	3590.2	3.01	10788.8	-	-	-	201.9	26.70	5391.1	-	29992.9	2774.6
2025	8.9	145.7	65.46	9539.9	2292.4	3.08	7051.2	-	-	-	115.4	27.24	3143.5	-	19734.6	1762.3
2026	8.9	111.6	66.77	7448.6	1775.0	3.14	5580.7	-	-	-	86.8	27.78	2410.5	-	15439.8	1353.9
2027	8.9	90.5	68.10	6165.4	1451.7	3.21	4656.7	-	-	-	69.8	28.34	1977.9	-	12800.0	1102.1
2028	8.9	76.4	69.46	5306.8	1232.5	3.27	4035.9	-	-	-	58.7	28.90	1695.2	-	11037.9	930.2
2029	8.9	65.8	70.85	4660.6	1066.3	3.34	3563.6	-	-	-	50.4	29.48	1485.8	-	9710.0	805.2
2030	8.9	57.9	72.27	4183.4	942.2	3.41	3212.5	-	-	-	44.3	30.07	1332.7	-	8728.6	710.2
2031	8.9	51.7	73.72	3810.3	844.2	3.48	2936.1	-	-	-	39.6	30.67	1213.9	-	7960.3	635.5
2032	8.9	46.8	75.19	3519.9	766.8	3.55	2720.7	-	-	-	35.9	31.29	1121.9	-	7362.5	575.1
2033	8.9	42.6	76.69	3264.6	699.0	3.62	2529.8	-	-	-	32.6	31.91	1041.3	-	6835.7	525.2
2034	8.9	39.1	78.23	3057.5	642.6	3.69	2372.4	-	-	-	30.0	32.55	975.8	-	6405.7	482.6
2035	8.9	36.0	79.79	2869.2	591.2	3.77	2226.4	-	-	-	27.6	33.20	915.8	-	6011.3	444.1
2036	8.9	33.2	81.39	2699.7	545.4	3.84	2094.8	-	-	-	25.4	33.86	861.6	-	5656.1	408.5
Rem.	5.0	222.0	92.40	20509.2	3522.2	4.29	15125.0	-	-	-	143.6	37.60	5397.7	-	41031.9	163.0
Total	-	**2223.4**	**71.37**	**158688.4**	**33622.6**	**3.47**	**116689.0**	-	-	-	**1935.0**	**28.99**	**56096.9**	-	**331474.3**	-

	Royalties					Net Volumes				Net Interest Revenue	Taxes			
				Total									Total	
Year	Manual M$	Lease & Override M$	NPI Pymts M$	M$	%	Oil Mbbl	Gas MMcf	Cond. Mbbl	Liquids Mbbl	M$	Ad Valorem M$	Severance M$	M$	%
2022	-	19611.5	-	19611.5	27.4	406.0	4965.6	-	158.8	51983.8	1299.6	1842.3	3141.9	4.4
2023	-	19161.8	-	19161.8	26.9	301.1	5199.2	-	555.0	52010.0	1300.3	1409.6	2709.9	3.8
2024	-	8164.5	-	8164.5	27.2	153.6	2665.5	-	148.1	21828.4	545.7	687.6	1233.3	4.1
2025	-	5396.3	-	5396.3	27.3	104.0	1700.8	-	84.3	14338.3	358.5	476.0	834.5	4.2
2026	-	4221.7	-	4221.7	27.3	79.6	1317.1	-	63.3	11218.1	280.5	371.8	652.2	4.2
2027	-	3499.6	-	3499.6	27.3	64.6	1077.2	-	50.9	9300.4	232.5	307.7	540.2	4.2
2028	-	3017.4	-	3017.4	27.3	54.5	914.6	-	42.8	8020.4	200.5	264.8	465.4	4.2
2029	-	2654.1	-	2654.1	27.3	46.9	791.4	-	36.8	7055.9	176.4	232.6	409.0	4.2
2030	-	2385.6	-	2385.6	27.3	41.3	699.3	-	32.3	6343.0	158.6	208.8	367.3	4.2
2031	-	2175.4	-	2175.4	27.3	36.9	626.6	-	28.9	5784.9	144.6	190.1	334.8	4.2
2032	-	2011.9	-	2011.9	27.3	33.4	569.1	-	26.2	5350.6	133.8	257.4	391.1	5.3
2033	-	1867.8	-	1867.8	27.3	30.4	518.8	-	23.8	4967.9	124.2	255.0	379.2	5.5
2034	-	1750.2	-	1750.2	27.3	27.9	477.0	-	21.9	4655.5	116.4	238.9	355.3	5.5
2035	-	1642.4	-	1642.4	27.3	25.7	438.8	-	20.1	4368.9	109.2	224.2	333.4	5.5
2036	-	1545.4	-	1545.4	27.3	23.7	404.8	-	18.6	4110.7	102.8	211.0	313.7	5.5
Rem.	-	11324.5	-	11324.5	27.6	157.8	2611.8	-	104.0	29707.4	742.7	1613.8	2356.4	5.7
Total	-	**90430.0**	-	**90430.0**	**27.3**	**1587.2**	**24977.6**	-	**1416.0**	**241044.3**	**6026.1**	**8791.5**	**14817.6**	**4.5**

	Operating Costs				Capital Costs					Future Net Revenue Before Tax		
Year	M$	$/BOE	ADR Costs M$	Net Op. Income M$	G & G M$	Property & Leasehold M$	Tangible M$	Intangible M$	Total M$	Annual M$	Cum. M$	NPV @10.0% M$
2022	5542.2	2.92	-	43299.6	-	-	16231.4	63029.6	79261.0	-35961.4	-35961.4	-35870.8
2023	7127.4	3.05	-	42172.7	-	-	1258.0	4862.0	6120.0	36052.7	91.3	31271.0
2024	3753.0	3.70	-	16842.1	-	-	-	-	-	16842.1	16933.4	13346.6
2025	2771.7	4.31	-	10732.2	-	-	-	-	-	10732.2	27665.5	7709.9
2026	2428.4	4.91	-	8137.5	-	-	-	-	-	8137.5	35803.0	5311.3
2027	2229.8	5.54	-	6530.4	-	-	-	-	-	6530.4	42333.4	3873.5
2028	2105.7	6.18	-	5449.3	-	-	-	-	-	5449.3	47782.7	2938.2
2029	2018.9	6.87	-	4628.0	-	-	-	-	-	4628.0	52410.7	2267.8
2030	1961.5	7.57	-	4014.1	-	-	-	-	-	4014.1	56424.8	1788.0
2031	1922.5	8.29	-	3527.6	-	-	-	-	-	3527.6	59952.4	1428.3
2032	1898.2	9.02	-	3061.3	-	-	-	-	-	3061.3	63013.7	1127.1
2033	1880.3	9.81	-	2708.5	-	-	-	-	-	2708.5	65722.2	906.2
2034	1870.9	10.62	-	2429.4	-	-	-	-	-	2429.4	68151.6	738.9
2035	1864.9	11.51	-	2170.6	-	-	-	-	-	2170.6	70322.1	600.2
2036	1862.7	12.46	-	1934.4	-	-	-	-	-	1934.4	72256.5	486.4
Rem.	17144.9	-	698.9	9507.1	-	-	-	-	-	9507.1	81763.6	1648.5
Total	**58383.1**	-	**698.9**	**167144.6**	-	-	**17489.4**	**67891.6**	**85381.0**	**81763.6**	-	**39571.3**

	Remaining Reserves			
Product	Gross Lease	W.I.	R.I.	Net
Light and Medium Oil (Mbbl)	2,596.5	2,223.4	-	1,587.2
Natural Gas (MMcf)	40,552.8	33,622.6	-	24,977.6
Natural Gas Liquids (Mbbl)	2,602.1	1,935.0	-	1,416.0
Total (MBOE)	**11,957.3**	**9,762.2**	-	**7,166.1**

Net Present Value Before Tax - M$				
@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%	@ 20.0%
81,763.6	**55,844.1**	**39,571.3**	**28,415.5**	**20,250.1**

RLI 17.88 yrs
Remaining Life 30.41 yrs
Price Schedule SG220101

McDANIEL

22-0032 2022-03-10 11:26:19 AM

Alpine Summit Energy Partners

Table 2

Reserves and Net Present Value by Property
Forecast Prices and Costs as of December 31, 2021
Proved Undeveloped Reserves

Total Company

Area and Property	Company Interest %	Zones	Reserve Class	Company WI & RI Reserves: Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	Net Present Value Before Tax (M$): @ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
United States											
Texas											
Giddings											
03 PUD											
ANIMAL 2H	W-85.284	AUS CH	PUD	540.0	1590.6	-	229.9	18312.7	13530.1	10671.9	8771.8
ANIMAL 3H	W-85.097	AUS CH	PUD	538.6	1584.0	-	229.7	18217.7	13327.5	10407.5	8467.8
ANIMAL 4H	W-85.295	AUS CH	PUD	539.9	1589.5	-	230.0	18126.3	13060.6	10060.4	8085.5
HUEBNER-KLAUS AC GAS UNIT 1 2H	W-63.725	AUS CH	PUD	-	2016.4	-	335.0	1714.2	918.6	380.6	0.8
HUEBNER-KLAUS AC GAS UNIT 1 3H	W-63.842	AUS CH	PUD	-	2016.4	-	335.8	1729.7	933.8	398.9	23.7
HUEBNER-KLAUS AC GAS UNIT 1 4H	W-63.960	AUS CH	PUD	-	2031.0	-	335.1	1712.1	922.3	395.5	29.0
KERMIT 1H	W-86.363	AUS CH	PUD	209.5	400.1	-	61.3	881.8	152.1	-379.4	-775.5
SWEDISH CHEF 5H	W-85.216	AUS CH	PUD	188.8	741.5	-	117.8	1816.8	1027.5	448.2	10.5
Subtotal 03 PUD				**2016.8**	**11969.5**	**-**	**1874.7**	**62511.3**	**43872.3**	**32383.6**	**24613.6**
04 DUC											
STATLER 1H (Recomp)	W-84.405	AUS CH	PUD	206.6	391.4	-	60.3	5486.0	4685.8	4076.4	3597.9
Subtotal Giddings				**2223.4**	**12360.9**	**-**	**1935.0**	**67997.2**	**48558.2**	**36460.0**	**28211.5**
Hawkville											
03 PUD											
San Roman 109AH	W-91.519	AUS CH	PUD	-	7081.0	-	-	4616.4	2484.3	1109.2	150.2
San Roman 110AH	W-91.519	AUS CH	PUD	-	7081.0	-	-	4616.4	2484.3	1109.2	150.2
San Roman 111AH	W-91.690	AUS CH	PUD	-	7099.7	-	-	4533.5	2317.3	892.9	-96.5
Subtotal 03 PUD				**-**	**21261.7**	**-**	**-**	**13766.4**	**7285.9**	**3111.3**	**204.0**
Subtotal Hawkville				**-**	**21261.7**	**-**	**-**	**13766.4**	**7285.9**	**3111.3**	**204.0**
Subtotal Texas				**2223.4**	**33622.6**	**-**	**1935.0**	**81763.6**	**55844.1**	**39571.3**	**28415.5**
Total				**2223.4**	**33622.6**	**-**	**1935.0**	**81763.6**	**55844.1**	**39571.3**	**28415.5**

22-0032
McDANIEL
2022-03-10 11:26:19 AM

Alpine Summit Energy Partners

Table 1

Total Company

		Crude Oil			Natural Gas			Condensate			Natural Gas Liquids					
Year	No.Of Wells	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume MMcf	Sales Price $/Mcf	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	Other Revenue M$	Gross Revenue M$	BOE/d
2022	17.3	1150.3	70.33	80904.3	3510.0	3.39	11892.0	-	-	-	640.2	29.13	18652.0	-	111448.2	6508.3
2023	16.1	515.4	66.25	34145.9	1982.2	3.03	5997.7	-	-	-	241.8	27.51	6653.0	-	46796.7	2979.7
2024	14.0	343.6	64.17	22048.5	1275.7	2.79	3562.7	-	-	-	155.6	26.70	4155.6	-	29766.9	1944.8
2025	13.7	260.3	65.46	17040.1	949.4	2.85	2703.8	-	-	-	115.8	27.24	3154.6	-	22898.6	1464.1
2026	13.0	210.0	66.77	14020.2	764.4	2.91	2221.8	-	-	-	93.3	27.78	2590.9	-	18832.9	1179.9
2027	13.0	177.1	68.10	12063.5	644.3	2.96	1909.0	-	-	-	78.6	28.34	2227.2	-	16199.8	994.9
2028	13.0	153.9	69.46	10687.2	559.3	3.02	1690.8	-	-	-	68.2	28.90	1972.0	-	14350.0	861.5
2029	13.0	135.4	70.85	9595.7	492.1	3.08	1517.8	-	-	-	60.0	29.48	1770.0	-	12883.4	760.2
2030	13.0	121.3	72.27	8766.1	440.7	3.15	1386.3	-	-	-	53.8	30.07	1616.6	-	11769.0	680.8
2031	12.1	107.3	73.72	7908.3	395.0	3.21	1267.3	-	-	-	48.2	30.67	1478.0	-	10653.6	606.3
2032	12.0	97.9	75.19	7363.7	361.1	3.27	1181.7	-	-	-	44.1	31.29	1378.2	-	9923.6	552.4
2033	11.4	87.8	76.69	6733.6	327.8	3.34	1094.3	-	-	-	40.0	31.91	1276.2	-	9104.1	499.8
2034	11.0	79.5	78.23	6222.0	299.8	3.41	1020.7	-	-	-	36.6	32.55	1190.4	-	8433.1	455.0
2035	10.7	72.5	79.79	5782.1	273.4	3.47	949.5	-	-	-	33.4	33.20	1107.3	-	7838.9	414.7
2036	10.2	65.5	81.39	5329.1	247.5	3.54	876.9	-	-	-	30.2	33.86	1022.7	-	7228.7	374.1
Rem.	3.9	440.7	92.46	40750.8	1592.6	4.01	6389.6	-	-	-	194.3	38.35	7451.9	-	54592.3	107.2
Total	-	**4018.5**	**72.01**	**289361.3**	**14115.2**	**3.23**	**45661.9**	-	-	-	**1934.1**	**29.83**	**57696.6**	-	**392719.7**	-

	Royalties					Net Volumes					Taxes			
				Total									Total	
Year	Manual M$	Lease & Override M$	NPI Pymts M$	M$	%	Oil Mbbl	Gas MMcf	Cond. Mbbl	Liquids Mbbl	Net Interest Revenue M$	Ad Valorem M$	Severance M$	M$	%
2022	-	30265.6	-	30265.6	27.2	838.1	2560.8	-	465.6	81182.6	2029.6	3994.2	6023.8	5.4
2023	-	12684.7	-	12684.7	27.1	375.7	1444.3	-	176.2	34112.0	852.8	1688.1	2540.9	5.4
2024	-	8055.4	-	8055.4	27.1	250.7	929.5	-	113.4	21711.4	542.8	1083.2	1626.0	5.5
2025	-	6193.3	-	6193.3	27.0	190.0	691.7	-	84.4	16705.2	417.6	836.7	1254.3	5.5
2026	-	5085.4	-	5085.4	27.0	153.4	557.2	-	68.0	13747.5	343.7	688.2	1031.9	5.5
2027	-	4371.9	-	4371.9	27.0	129.4	469.8	-	57.3	11827.9	295.7	592.1	887.8	5.5
2028	-	3871.3	-	3871.3	27.0	112.4	407.8	-	49.8	10478.7	262.0	524.6	786.6	5.5
2029	-	3474.7	-	3474.7	27.0	98.9	358.9	-	43.8	9408.8	235.2	471.0	706.3	5.5
2030	-	3173.4	-	3173.4	27.0	88.6	321.4	-	39.2	8595.6	214.9	430.3	645.2	5.5
2031	-	2876.4	-	2876.4	27.0	78.3	288.0	-	35.1	7777.2	194.4	391.4	585.8	5.5
2032	-	2679.3	-	2679.3	27.0	71.5	263.3	-	32.1	7244.3	181.1	374.3	555.4	5.6
2033	-	2461.1	-	2461.1	27.0	64.1	239.0	-	29.2	6643.0	166.1	343.4	509.5	5.6
2034	-	2281.9	-	2281.9	27.1	58.0	218.5	-	26.7	6151.2	153.8	318.2	472.0	5.6
2035	-	2122.7	-	2122.7	27.1	52.9	199.2	-	24.3	5716.2	142.9	295.6	438.5	5.6
2036	-	1960.5	-	1960.5	27.1	47.7	180.3	-	22.0	5268.2	131.7	272.3	404.0	5.6
Rem.	-	15040.7	-	15040.7	27.6	319.6	1153.6	-	140.7	39551.6	988.8	2087.6	3076.4	5.6
Total	-	**106598.1**	-	**106598.1**	**27.1**	**2929.4**	**10283.4**	-	**1407.7**	**286121.6**	**7153.0**	**14391.3**	**21544.3**	**5.5**

	Operating Costs				Capital Costs					Future Net Revenue Before Tax		
Year	M$	$/BOE	ADR Costs M$	Net Op. Income M$	G & G M$	Property & Leasehold M$	Tangible M$	Intangible M$	Total M$	Annual M$	Cum. M$	NPV @10.0% M$
2022	9125.0	3.84	-	66033.9	-	-	-	-	-	66033.9	66033.9	63531.4
2023	5296.6	4.87	-	26274.4	-	-	-	-	-	26274.4	92308.4	22874.9
2024	4091.6	5.75	-	15993.8	-	-	-	-	-	15993.8	108302.2	12644.4
2025	3589.0	6.72	143.5	11718.4	-	-	-	-	-	11718.4	120020.6	8418.4
2026	3231.4	7.50	47.9	9436.3	-	-	-	-	-	9436.3	129456.9	6155.7
2027	3068.0	8.45	-	7872.1	-	-	-	-	-	7872.1	137329.0	4668.4
2028	2970.9	9.42	38.1	6683.2	-	-	-	-	-	6683.2	144012.2	3603.8
2029	2902.2	10.46	38.1	5762.2	-	-	-	-	-	5762.2	149774.4	2822.5
2030	2859.8	11.51	-	5090.5	-	-	-	-	-	5090.5	154865.0	2267.3
2031	2677.2	12.10	39.7	4474.5	-	-	-	-	-	4474.5	159339.5	1810.9
2032	2648.4	13.10	-	4040.5	-	-	-	-	-	4040.5	163380.0	1487.3
2033	2525.0	13.84	-	3608.5	-	-	-	-	-	3608.5	166988.5	1207.3
2034	2440.1	14.69	-	3239.1	-	-	-	-	-	3239.1	170227.6	985.2
2035	2385.7	15.76	-	2892.1	-	-	-	-	-	2892.1	173119.7	799.7
2036	2281.8	16.66	58.4	2524.1	-	-	-	-	-	2524.1	175643.8	634.0
Rem.	21418.5	-	911.5	14145.2	-	-	-	-	-	14145.2	189789.0	2282.3
Total	**73511.1**	-	**1277.2**	**189789.0**	-	-	-	-	-	**189789.0**	-	**136193.5**

	Remaining Reserves			
Product	Gross Lease	W.I.	R.I.	Net
Light and Medium Oil (Mbbl)	4,990.4	4,018.5	-	2,929.4
Natural Gas (MMcf)	18,246.6	14,115.2	-	10,283.4
Natural Gas Liquids (Mbbl)	2,460.5	1,934.1	-	1,407.7
Total (MBOE)	**10,491.9**	**8,305.1**	-	**6,051.0**

Net Present Value Before Tax - M$				
@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%	@ 20.0%
189,789.0	**156,402.5**	**136,193.5**	**122,591.9**	**112,718.9**

RLI 2.15 yrs
Remaining Life 37.66 yrs
Price Schedule SG220101

22-0032 McDANIEL 2022-03-10 11:26:20 AM

Alpine Summit Energy Partners

Table 2

Reserves and Net Present Value by Property
Forecast Prices and Costs as of December 31, 2021
Proved + Probable Developed Producing Reserves

Total Company

Area and Property	Company Interest %	Zones	Reserve Class	Company WI & RI Reserves: Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	Net Present Value Before Tax (M$): @ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
United States											
Texas											
Giddings											
01 PDP											
ANIMAL 1H	W-83.949	AUS CH	PPDP	1017.8	3033.9	-	432.9	51995.6	40555.1	34400.3	30550.2
BEAKER B 2H	W-100.000	EAGLE L	PPDP	55.4	87.1	-	10.6	1400.9	1291.5	1194.8	1111.4
BEAKER B 3H	W-100.000	AUS CH	PPDP	91.3	132.0	-	16.1	2478.7	2246.7	2055.2	1897.6
CONSTANTINE 1H	W-78.626	AUS CH	PPDP	392.4	1417.5	-	172.9	18586.5	13763.7	11086.9	9421.3
CONSTANTINE 2H	W-86.425	AUS CH	PPDP	306.6	913.1	-	129.3	14768.8	12513.6	11062.0	10053.1
GONZO 1H	W-77.762	AUS CH	PPDP	113.4	255.5	-	31.2	3876.0	3293.4	2879.9	2576.4
GONZO 2H	W-77.391	AUS CH	PPDP	138.1	422.6	-	51.6	5241.7	4348.9	3746.0	3318.7
GONZO 3H	W-83.049	AUS CH	PPDP	116.5	198.0	-	24.2	3777.1	3293.4	2934.8	2662.5
GONZO B 4H	W-84.233	AUS CH	PPDP	83.9	285.3	-	34.8	2891.7	2584.2	2343.3	2152.7
GONZO B 5H	W-81.035	AUS CH	PPDP	202.5	516.4	-	63.0	8239.6	6600.8	5563.0	4859.7
GROVER 1H	W-81.075	AUS CH	PPDP	203.4	593.6	-	80.4	9060.1	7863.0	7034.0	6428.8
HUEBNER-KLAUS AC GAS UNIT 1 1H	W-63.572	AUS CH	PPDP	-	1375.8	-	167.8	4000.3	3553.5	3224.7	2974.3
SHELDEN #1	W-72.715	AUS CH	PPDP	1.0	1.2	-	0.1	-32.5	-21.7	-14.4	-9.3
STELLA MAE 1H	W-68.479	AUS CH	PPDP	11.2	-	-	-	282.6	285.7	286.0	284.5
STELLA MAE 2H	W-77.734	AUS CH	PPDP	344.5	1154.9	-	171.3	17867.4	15026.0	13264.3	12068.0
STELLA MAE 3H	W-78.937	AUS CH	PPDP	294.0	925.8	-	138.9	14678.3	12587.5	11238.0	10296.9
SWEDISH CHEF 1H	W-75.000	AUS CH	PPDP	19.5	70.4	-	10.1	532.1	520.9	507.3	493.0
SWEDISH CHEF 2H	W-66.768	AUS CH	PPDP	140.1	685.9	-	93.8	6458.2	5669.1	5109.8	4694.9
SWEDISH CHEF 3H	W-65.480	AUS CH	PPDP	187.5	652.8	-	88.3	8134.1	6941.9	6145.6	5579.4
SWEDISH CHEF 4H	W-83.103	AUS CH	PPDP	299.4	1393.4	-	216.8	15743.0	13643.0	12262.8	11287.8
Subtotal 01 PDP				**4018.5**	**14115.2**	**-**	**1934.1**	**189980.4**	**156560.1**	**136324.5**	**122701.7**
08 NRA											
GENE 2H	W-100.000	AUS CH	NRA	-	-	-	-	-47.8	-39.4	-32.8	-27.5
HERKLOTZ-KRUEMCKE #1	W-100.000	WILCOX	NRA	-	-	-	-	-47.8	-39.4	-32.8	-27.5
KUEHN #1	W-100.000	AUS CH	NRA	-	-	-	-	-47.9	-39.3	-32.6	-27.2
WEIDER UNIT #1	W-100.000	NORTH EDWARDS	NRA	-	-	-	-	-47.8	-39.4	-32.8	-27.5
Subtotal 08 NRA				**-**	**-**	**-**	**-**	**-191.4**	**-157.6**	**-131.0**	**-109.8**
Subtotal Giddings				**4018.5**	**14115.2**	**-**	**1934.1**	**189789.0**	**156402.5**	**136193.5**	**122591.9**
Subtotal Texas				**4018.5**	**14115.2**	**-**	**1934.1**	**189789.0**	**156402.5**	**136193.5**	**122591.9**
Total				**4018.5**	**14115.2**	**-**	**1934.1**	**189789.0**	**156402.5**	**136193.5**	**122591.9**

22-0032 McDANIEL 2022-03-10 11:26:20 AM

Alpine Summit Energy Partners

Table 1

Total Company

		Crude Oil			Natural Gas			Condensate			Natural Gas Liquids					
Year	No.Of Wells	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume MMcf	Sales Price $/Mcf	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	Other Revenue M$	Gross Revenue M$	BOE/d
2022	2.1	198.0	70.33	13928.1	569.4	3.39	1929.2	-	-	-	127.8	29.13	3723.2	-	19580.5	1152.7
2023	2.2	56.5	66.25	3744.3	243.3	3.03	736.0	-	-	-	29.7	27.51	816.4	-	5296.7	347.2
2024	1.5	34.1	64.17	2186.9	145.7	2.79	406.9	-	-	-	17.8	26.70	474.6	-	3068.4	208.0
2025	1.5	24.3	65.46	1590.7	103.7	2.85	295.3	-	-	-	12.7	27.24	344.5	-	2230.5	148.6
2026	1.5	18.8	66.77	1257.8	80.4	2.91	233.8	-	-	-	9.8	27.78	272.7	-	1764.2	115.2
2027	1.5	15.3	68.10	1042.9	65.6	2.96	194.3	-	-	-	8.0	28.34	226.6	-	1463.8	93.8
2028	1.5	12.9	69.46	895.5	55.4	3.02	167.4	-	-	-	6.8	28.90	195.2	-	1258.1	78.9
2029	1.0	10.0	70.86	706.7	44.9	3.08	138.4	-	-	-	5.5	29.48	161.4	-	1006.4	62.8
2030	0.7	8.1	72.27	583.0	37.7	3.15	118.7	-	-	-	4.6	30.07	138.4	-	840.0	51.9
2031	0.7	7.2	73.72	532.1	33.7	3.21	108.3	-	-	-	4.1	30.67	126.3	-	766.7	46.5
2032	0.7	6.5	75.19	492.4	30.6	3.27	100.2	-	-	-	3.7	31.29	116.9	-	709.5	42.0
2033	0.7	6.0	76.69	457.3	27.9	3.34	93.1	-	-	-	3.4	31.91	108.5	-	658.9	38.4
2034	0.7	5.5	78.23	428.7	25.6	3.41	87.2	-	-	-	3.1	32.55	101.7	-	617.6	35.3
2035	0.7	5.0	79.79	402.3	23.6	3.47	81.9	-	-	-	2.9	33.20	95.5	-	579.6	32.5
2036	0.7	4.7	81.39	378.5	21.7	3.54	77.0	-	-	-	2.7	33.87	89.8	-	545.4	29.9
Rem.	0.7	32.8	90.63	2969.7	153.2	3.94	604.3	-	-	-	18.7	37.71	704.7	-	4278.7	17.6
Total	**-**	**445.7**	**70.90**	**31596.9**	**1662.3**	**3.23**	**5371.8**	**-**	**-**	**-**	**261.1**	**29.47**	**7696.4**	**-**	**44665.2**	**-**

	Royalties					Net Volumes					Taxes			
				Total									Total	
Year	Manual M$	Lease & Override M$	NPI Pymts M$	M$	%	Oil Mbbl	Gas MMcf	Cond. Mbbl	Liquids Mbbl	Net Interest Revenue M$	Ad Valorem M$	Severance M$	M$	%
2022	-	4895.1	-	4895.1	25.0	148.5	427.1	-	95.8	14685.4	367.1	799.8	1167.0	6.0
2023	-	1324.2	-	1324.2	25.0	42.4	182.4	-	22.3	3972.5	99.3	216.9	316.2	6.0
2024	-	767.1	-	767.1	25.0	25.6	109.3	-	13.3	2301.3	57.5	125.3	182.8	6.0
2025	-	557.6	-	557.6	25.0	18.2	77.8	-	9.5	1672.9	41.8	91.0	132.9	6.0
2026	-	441.1	-	441.1	25.0	14.1	60.3	-	7.4	1323.2	33.1	72.0	105.1	6.0
2027	-	366.0	-	366.0	25.0	11.5	49.2	-	6.0	1097.9	27.4	59.8	87.2	6.0
2028	-	314.5	-	314.5	25.0	9.7	41.5	-	5.1	943.6	23.6	51.4	75.0	6.0
2029	-	251.6	-	251.6	25.0	7.5	33.6	-	4.1	754.8	18.9	41.3	60.2	6.0
2030	-	210.0	-	210.0	25.0	6.1	28.3	-	3.5	630.0	15.8	34.6	50.4	6.0
2031	-	191.7	-	191.7	25.0	5.4	25.3	-	3.1	575.0	14.4	31.6	46.0	6.0
2032	-	177.4	-	177.4	25.0	4.9	23.0	-	2.8	532.1	13.3	29.2	42.5	6.0
2033	-	164.7	-	164.7	25.0	4.5	20.9	-	2.6	494.2	12.4	27.2	39.5	6.0
2034	-	154.4	-	154.4	25.0	4.1	19.2	-	2.3	463.2	11.6	25.5	37.0	6.0
2035	-	144.9	-	144.9	25.0	3.8	17.7	-	2.2	434.7	10.9	23.9	34.8	6.0
2036	-	136.3	-	136.3	25.0	3.5	16.3	-	2.0	409.0	10.2	22.5	32.7	6.0
Rem.	-	1069.7	-	1069.7	25.0	24.6	114.9	-	14.0	3209.0	80.2	176.3	256.6	6.0
Total	**-**	**11166.3**	**-**	**11166.3**	**25.0**	**334.3**	**1246.8**	**-**	**195.9**	**33498.9**	**837.5**	**1828.3**	**2665.8**	**6.0**

	Operating Costs				Capital Costs					Future Net Revenue Before Tax		
Year	M$	$/BOE	ADR Costs M$	Net Op. Income M$	G & G M$	Property & Leasehold M$	Tangible M$	Intangible M$	Total M$	Annual M$	Cum. M$	NPV @10.0% M$
2022	1459.7	3.47	-	12058.7	-	-	-	225.0	225.0	11833.7	11833.7	11396.0
2023	582.6	4.60	-	3073.8	-	-	-	-	-	3073.8	14907.5	2679.0
2024	424.4	5.57	-	1694.1	-	-	-	-	-	1694.1	16601.6	1339.9
2025	365.6	6.74	-	1174.5	-	-	-	-	-	1174.5	17776.0	843.7
2026	336.1	7.99	-	882.0	-	-	-	-	-	882.0	18658.0	575.8
2027	318.8	9.31	-	691.9	-	-	-	-	-	691.9	19349.9	410.5
2028	308.3	10.68	-	560.2	-	-	-	-	-	560.2	19910.2	302.2
2029	231.3	10.09	38.1	425.2	-	-	-	-	-	425.2	20335.3	207.5
2030	176.3	9.30	-	403.3	-	-	-	-	-	403.3	20738.7	179.6
2031	172.8	10.19	-	356.2	-	-	-	-	-	356.2	21094.9	144.2
2032	170.6	11.09	-	319.0	-	-	-	-	-	319.0	21413.9	117.4
2033	168.9	12.06	-	285.7	-	-	-	-	-	285.7	21699.6	95.6
2034	168.0	13.05	42.4	215.8	-	-	-	-	-	215.8	21915.4	65.5
2035	167.4	14.14	-	232.5	-	-	-	-	-	232.5	22147.9	64.3
2036	167.2	15.30	-	209.1	-	-	-	-	-	209.1	22357.1	52.6
Rem.	1945.5	-	59.3	947.7	-	-	-	-	-	947.7	23304.8	173.3
Total	**7163.5**	**-**	**139.8**	**23529.8**	**-**	**-**	**-**	**225.0**	**225.0**	**23304.8**	**-**	**18647.1**

	Remaining Reserves			
Product	Gross Lease	W.I.	R.I.	Net
Light and Medium Oil (Mbbl)	563.0	445.7	-	334.3
Natural Gas (MMcf)	2,156.2	1,662.3	-	1,246.8
Natural Gas Liquids (Mbbl)	328.2	261.1	-	195.9
Total (MBOE)	**1,250.6**	**983.9**	**-**	**737.9**

Net Present Value Before Tax - M$				
@ 0.0%	**@ 5.0%**	**@ 10.0%**	**@ 15.0%**	**@ 20.0%**
23,304.8	**20,489.4**	**18,647.1**	**17,334.8**	**16,337.8**

RLI	4.9 yrs
Remaining Life	26.41 yrs
Price Schedule	SG220101

22-0032 McDANIEL 2022-03-10 11:26:21 AM

Alpine Summit Energy Partners

Table 2

Total Company

				Company WI & RI Reserves				Net Present Value Before Tax (M$)			
Area and Property	Company Interest %	Zones	Reserve Class	Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
United States											
Texas											
Giddings											
02 PNP											
CLARA #1	W-75.000	AUS CH	PPNP	1.0	1.3	-	0.2	-31.3	-20.5	-13.2	-8.2
DERNEHL 1H	W-75.000	AUS CH	PPNP	40.9	104.3	-	12.7	1209.2	1107.3	1016.9	937.9
Subtotal 02 PNP				**41.9**	**105.6**	-	**12.9**	**1177.9**	**1086.8**	**1003.8**	**929.7**
05 PANP											
SAMPSON-MUELLER 4H	W-78.981	AUS CH	PPNP	403.8	1556.7	-	248.3	22126.8	19402.6	17643.4	16405.0
Subtotal Giddings				**445.7**	**1662.3**	-	**261.1**	**23304.8**	**20489.4**	**18647.1**	**17334.8**
Subtotal Texas				**445.7**	**1662.3**	-	**261.1**	**23304.8**	**20489.4**	**18647.1**	**17334.8**
Total				**445.7**	**1662.3**	-	**261.1**	**23304.8**	**20489.4**	**18647.1**	**17334.8**

22-0032 McDANIEL 2022-03-10 11:26:22 AM

Alpine Summit Energy Partners

Table 1

Total Company

		Crude Oil			Natural Gas			Condensate			Natural Gas Liquids					
Year	No.Of Wells	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume MMcf	Sales Price $/Mcf	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	Other Revenue M$	Gross Revenue M$	BOE/d
2022	10.4	1128.5	70.33	79374.3	18473.1	3.80	70261.2	-	-	-	428.1	29.13	12473.3	-	162108.9	12700.1
2023	26.9	750.2	66.25	49702.6	43770.0	3.39	148367.1	-	-	-	1062.4	27.51	29226.8	-	227296.5	24952.2
2024	33.2	380.8	64.18	24435.3	37282.1	3.15	117458.4	-	-	-	283.8	26.70	7576.8	-	149470.6	18792.9
2025	32.4	263.3	65.46	17231.7	21288.2	3.21	68304.6	-	-	-	184.9	27.24	5035.5	-	90571.8	10948.4
2026	31.0	202.0	66.77	13490.0	14342.1	3.27	46917.1	-	-	-	139.4	27.78	3872.8	-	64279.9	7484.4
2027	30.7	164.1	68.10	11172.6	11027.4	3.33	36758.0	-	-	-	112.3	28.34	3181.1	-	51111.7	5792.4
2028	30.7	138.5	69.46	9620.6	9105.2	3.40	30961.6	-	-	-	94.4	28.90	2727.8	-	43309.9	4782.5
2029	30.7	119.3	70.85	8451.5	7725.2	3.47	26795.3	-	-	-	81.1	29.48	2391.5	-	37638.3	4076.5
2030	30.7	105.0	72.27	7587.7	6726.8	3.54	23797.6	-	-	-	71.3	30.07	2145.3	-	33530.6	3554.7
2031	30.7	93.8	73.72	6912.1	5958.9	3.61	21498.8	-	-	-	63.7	30.67	1954.0	-	30364.9	3152.4
2032	30.7	84.9	75.19	6386.2	5363.4	3.68	19735.8	-	-	-	57.7	31.29	1805.9	-	27927.9	2832.1
2033	30.7	77.2	76.69	5923.6	4852.5	3.75	18211.7	-	-	-	52.5	31.91	1676.0	-	25811.3	2571.2
2034	30.7	70.9	78.23	5548.2	4438.7	3.83	16991.4	-	-	-	48.2	32.55	1570.5	-	24110.0	2353.3
2035	30.7	65.2	79.79	5206.5	4078.5	3.90	15924.3	-	-	-	44.4	33.20	1473.8	-	22604.6	2162.7
2036	30.7	60.2	81.39	4898.9	3762.0	3.98	14982.4	-	-	-	40.9	33.86	1386.7	-	21267.9	1989.4
Rem.	18.1	456.6	93.67	42768.0	28509.8	4.50	128198.6	-	-	-	293.8	38.40	11281.4	-	182248.0	717.4
Total	-	**4160.5**	**71.80**	**298709.7**	**226703.8**	**3.55**	**805163.9**	-	-	-	**3059.0**	**29.35**	**89779.2**	-	**1193652.8**	-

	Royalties					Net Volumes					Taxes			
				Total									Total	
Year	Manual M$	Lease & Override M$	NPI Pymts M$	M$	%	Oil Mbbl	Gas MMcf	Cond. Mbbl	Liquids Mbbl	Net Interest Revenue M$	Ad Valorem M$	Severance M$	M$	%
2022	-	43357.5	-	43357.5	26.7	813.3	13805.0	-	309.7	118751.3	2968.8	3664.8	6633.6	4.1
2023	-	58895.6	-	58895.6	25.9	538.9	32762.7	-	785.8	168400.9	4210.0	2544.4	6754.4	3.0
2024	-	38416.7	-	38416.7	25.7	273.0	27921.3	-	207.9	111053.9	2776.3	1233.5	4009.8	2.7
2025	-	23388.2	-	23388.2	25.8	188.7	15938.0	-	135.2	67183.6	1679.6	868.6	2548.2	2.8
2026	-	16655.2	-	16655.2	25.9	144.8	10734.9	-	101.9	47624.7	1190.6	678.6	1869.2	2.9
2027	-	13263.5	-	13263.5	25.9	117.6	8252.9	-	82.0	37848.2	946.2	561.4	1507.6	2.9
2028	-	11246.1	-	11246.1	26.0	99.3	6814.0	-	69.0	32063.8	801.6	483.2	1284.8	3.0
2029	-	9777.7	-	9777.7	26.0	85.5	5781.0	-	59.3	27860.6	696.5	424.3	1120.8	3.0
2030	-	8713.3	-	8713.3	26.0	75.2	5033.8	-	52.1	24817.2	620.4	380.8	1001.2	3.0
2031	-	7892.6	-	7892.6	26.0	67.2	4459.1	-	46.5	22472.2	561.8	346.8	908.6	3.0
2032	-	7260.6	-	7260.6	26.0	60.9	4013.4	-	42.2	20667.3	516.7	538.5	1055.2	3.8
2033	-	6711.3	-	6711.3	26.0	55.3	3631.0	-	38.4	19100.0	477.5	927.8	1405.3	5.4
2034	-	6269.7	-	6269.7	26.0	50.8	3321.4	-	35.3	17840.3	446.0	1140.6	1586.6	6.6
2035	-	5878.4	-	5878.4	26.0	46.8	3051.8	-	32.4	16726.2	418.2	1085.6	1503.7	6.7
2036	-	5530.8	-	5530.8	26.0	43.1	2815.0	-	29.9	15737.1	393.4	1021.3	1414.8	6.7
Rem.	-	47607.4	-	47607.4	26.1	325.9	21327.9	-	213.7	134640.7	3366.0	8805.2	12171.3	6.7
Total	-	**310864.5**	-	**310864.5**	**26.0**	**2986.3**	**169663.1**	-	**2241.3**	**882788.2**	**22069.7**	**24705.5**	**46775.2**	**3.9**

	Operating Costs				Capital Costs					Future Net Revenue Before Tax		
Year	M$	$/BOE	ADR Costs M$	Net Op. Income M$	G & G M$	Property & Leasehold M$	Tangible M$	Intangible M$	Total M$	Annual M$	Cum. M$	NPV @10.0% M$
2022	12276.9	2.65	-	99840.8	-	-	42205.0	164136.0	206341.0	-106500.2	-106500.2	-103849.4
2023	21848.6	2.40	-	139797.9	-	-	22138.1	86161.0	108299.1	31498.9	-75001.3	26890.9
2024	17069.1	2.48	-	89975.0	-	-	1927.0	7503.2	9430.2	80544.8	5543.5	63525.2
2025	11258.2	2.82	-	53377.2	-	-	-	-	-	53377.2	58920.7	38379.8
2026	8878.8	3.25	-	36876.6	-	-	-	-	-	36876.6	95797.4	24081.8
2027	7784.2	3.68	-	28556.4	-	-	-	-	-	28556.4	124353.8	16940.3
2028	7183.7	4.10	-	23595.4	-	-	-	-	-	23595.4	147949.1	12722.7
2029	6768.5	4.55	-	19971.3	-	-	-	-	-	19971.3	167920.4	9786.5
2030	6489.1	5.00	-	17326.9	-	-	-	-	-	17326.9	185247.3	7717.7
2031	6292.0	5.47	-	15271.7	-	-	-	-	-	15271.7	200519.0	6183.2
2032	6158.4	5.94	-	13453.7	-	-	-	-	-	13453.7	213972.7	4953.4
2033	6053.8	6.45	-	11640.8	-	-	-	-	-	11640.8	225613.5	3895.9
2034	5986.1	6.97	-	10267.6	-	-	-	-	-	10267.6	235881.1	3123.0
2035	5936.6	7.52	-	9285.8	-	-	-	-	-	9285.8	245166.9	2567.5
2036	5903.1	8.11	-	8419.3	-	-	-	-	-	8419.3	253586.2	2116.6
Rem.	73209.6	-	2582.8	46677.0	-	-	-	-	-	46677.0	300263.2	7848.5
Total	**209096.7**	-	**2582.8**	**624333.5**	-	-	**66270.1**	**257800.2**	**324070.3**	**300263.2**	-	**126883.4**

	Remaining Reserves			
Product	Gross Lease	W.I.	R.I.	Net
Light and Medium Oil (Mbbl)	5,377.3	4,160.5	-	2,986.3
Natural Gas (MMcf)	255,338.5	226,703.8	-	169,663.1
Natural Gas Liquids (Mbbl)	4,259.3	3,059.0	-	2,241.3
Total (MBOE)	**52,193.0**	**45,003.5**	-	**33,504.8**

Net Present Value Before Tax - M$				
@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%	@ 20.0%
300,263.2	**191,803.5**	**126,883.4**	**84,316.0**	**54,455.7**

RLI 50+ yrs
Remaining Life 35.08 yrs
Price Schedule SG220101

22-0032 McDANIEL 2022-03-10 11:26:22 AM

Alpine Summit Energy Partners

Table 2

Reserves and Net Present Value by Property
Forecast Prices and Costs as of December 31, 2021
Proved + Probable Undeveloped Reserves

Total Company

Area and Property	Company Interest %	Zones	Reserve Class	Company WI & RI Reserves: Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	Net Present Value Before Tax (M$): @ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
United States											
Texas											
Giddings											
03 PUD											
ANIMAL 2H	W-84.434	AUS CH	PPUD	793.4	2362.6	-	336.9	32045.7	23623.5	18903.0	15877.1
ANIMAL 3H	W-84.228	AUS CH	PPUD	791.7	2355.3	-	336.8	31897.8	23298.0	18476.1	15383.9
ANIMAL 4H	W-84.468	AUS CH	PPUD	793.3	2361.3	-	337.1	31837.1	22909.6	17923.5	14740.0
HUEBNER-KLAUS AC GAS UNIT 1 2H	W-59.616	AUS CH	PPUD	-	2768.7	-	449.6	4870.1	3377.7	2421.7	1764.7
HUEBNER-KLAUS AC GAS UNIT 1 3H	W-59.743	AUS CH	PPUD	-	2775.6	-	451.7	4906.8	3404.3	2444.8	1787.7
HUEBNER-KLAUS AC GAS UNIT 1 4H	W-60.004	AUS CH	PPUD	-	2790.2	-	452.5	4931.9	3425.0	2466.4	1812.5
KERMIT 1H	W-83.621	AUS CH	PPUD	295.9	570.7	-	86.8	4771.0	3332.4	2340.0	1621.9
SWEDISH CHEF 5H	W-82.153	AUS CH	PPUD	266.1	1054.2	-	165.5	5805.7	4287.2	3242.7	2484.4
Subtotal 03 PUD				**2940.5**	**17038.7**	**-**	**2616.8**	**121066.1**	**87657.7**	**68218.3**	**55472.2**
04 DUC											
STATLER 1H (Recomp)	W-83.219	AUS CH	PPUD	295.8	572.2	-	86.6	9736.2	8245.3	7191.7	6406.1
05 PAUD											
ROWLF 1H	W-44.705	AUS CH	PPUD	212.1	151.7	-	21.4	4103.9	3188.3	2558.7	2098.3
ROWLF 2H	W-44.705	AUS CH	PPUD	212.1	151.7	-	21.4	4103.9	3188.3	2558.7	2098.3
SAMPSON-MUELLER 5H	W-83.033	AUS CH	PPUD	250.1	954.1	-	156.4	3805.5	2496.9	1575.1	892.2
SAMPSON-MUELLER 6H	W-82.981	AUS CH	PPUD	250.1	954.9	-	156.3	3752.9	2429.1	1501.8	819.0
Subtotal 05 PAUD				**924.3**	**2212.4**	**-**	**355.6**	**15766.2**	**11302.7**	**8194.3**	**5907.9**
Subtotal Giddings				**4160.5**	**19823.3**	**-**	**3059.0**	**146568.5**	**107205.7**	**83604.3**	**67786.3**
Hawkville											
03 PUD											
San Roman 109AH	W-89.284	AUS CH	PPUD	-	10130.1	-	-	11344.0	7622.3	5388.1	3897.8
San Roman 110AH	W-89.284	AUS CH	PPUD	-	10130.1	-	-	11344.0	7622.3	5388.1	3897.8
San Roman 111AH	W-89.373	AUS CH	PPUD	-	10138.2	-	-	11224.5	7363.7	5048.2	3505.2
Subtotal 03 PUD				**-**	**30398.3**	**-**	**-**	**33912.6**	**22608.2**	**15824.4**	**11300.9**
05 PAUD											
San Roman 101LEH	W-91.411	EAGLE L	PPUD	-	7398.7	-	-	5185.5	2920.1	1473.8	477.1
San Roman 101UEH	W-91.411	EAGLE U	PPUD	-	7398.7	-	-	5185.5	2920.1	1473.8	477.1
San Roman 102LEH	W-91.491	EAGLE L	PPUD	-	7407.5	-	-	5023.3	2718.5	1264.8	276.7
San Roman 102UEH	W-91.491	EAGLE U	PPUD	-	7407.5	-	-	5023.3	2718.5	1264.8	276.7
San Roman 103LEH	W-91.628	EAGLE L	PPUD	-	7419.0	-	-	4871.3	2551.2	1106.7	139.2
San Roman 103UEH	W-91.628	EAGLE U	PPUD	-	7419.0	-	-	4871.3	2551.2	1106.7	139.2
San Roman 104LEH	W-91.881	EAGLE L	PPUD	-	7444.0	-	-	4721.5	2388.4	954.4	7.9
San Roman 104UEH	W-91.881	EAGLE U	PPUD	-	7444.0	-	-	4721.5	2388.4	954.4	7.9
San Roman 105LEH	W-91.903	EAGLE L	PPUD	-	7438.6	-	-	4699.4	2349.3	922.5	-6.2
San Roman 105UEH	W-91.903	EAGLE U	PPUD	-	7438.6	-	-	4699.4	2349.3	922.5	-6.2
San Roman 106LEH	W-91.917	EAGLE L	PPUD	-	7432.3	-	-	4651.3	2283.5	863.8	-47.2
San Roman 106UEH	W-91.917	EAGLE U	PPUD	-	7432.3	-	-	4651.3	2283.5	863.8	-47.2
San Roman 107AH	W-89.373	AUS CH	PPUD	-	10138.2	-	-	11224.5	7363.7	5048.2	3505.2
San Roman 107LEH	W-91.910	EAGLE L	PPUD	-	7439.2	-	-	4574.1	2188.8	776.8	-116.0
San Roman 107UEH	W-91.910	EAGLE U	PPUD	-	7439.2	-	-	4574.1	2188.8	776.8	-116.0
San Roman 108AH	W-89.919	AUS CH	PPUD	-	10204.2	-	-	10438.6	6176.8	3770.5	2273.0
San Roman 108LEH	W-92.019	EAGLE L	PPUD	-	7451.8	-	-	4501.8	2096.1	690.1	-185.7
San Roman 108UEH	W-92.019	EAGLE U	PPUD	-	7451.8	-	-	4501.8	2096.1	690.1	-185.7
San Roman 109LEH	W-92.131	EAGLE L	PPUD	-	7453.2	-	-	4411.8	1989.2	592.3	-264.5
San Roman 109UEH	W-92.131	EAGLE U	PPUD	-	7453.2	-	-	4411.8	1989.2	592.3	-264.5
San Roman 110LEH	W-92.120	EAGLE L	PPUD	-	7463.8	-	-	4279.9	1847.5	464.9	-368.7
San Roman 111LEH	W-92.131	EAGLE L	PPUD	-	7457.2	-	-	4278.1	1825.2	447.7	-371.2
San Roman 112LEH	W-92.138	EAGLE L	PPUD	-	7450.1	-	-	4281.3	1806.3	433.1	-372.0
Subtotal 05 PAUD				**-**	**176482.2**	**-**	**-**	**119782.1**	**61989.6**	**27454.7**	**5228.9**
Subtotal Hawkville				**-**	**206880.5**	**-**	**-**	**153694.7**	**84597.8**	**43279.1**	**16529.8**
Subtotal Texas				**4160.5**	**226703.8**	**-**	**3059.0**	**300263.2**	**191803.5**	**126883.4**	**84316.0**
Total				**4160.5**	**226703.8**	**-**	**3059.0**	**300263.2**	**191803.5**	**126883.4**	**84316.0**

22-0032 McDANIEL 2022-03-10 11:26:23 AM

Alpine Summit Energy Partners

Reserve Estimates

				Crude Oil					Natural Gas							Condensate				
				Gross			Company Share		Gross					Company Share		Gross			Company Share	
Area and Property	Company Interest %	Zones	Reserve Class	Orig. Res. Mbbl	Cum. Prod. Mbbl	Rem. Res. Mbbl	Rem. Res. Mbbl	2022 Rate bopd	Orig. Raw Res. MMcf	Cum. Prod. MMcf	Rem. Raw Res. MMcf	Surf. Loss %	Rem. Sales Res. MMcf	Rem. Sales Res. MMcf	2022 Rate Mcf/d	Orig. Res. Mbbl	Cum. Prod. Mbbl	Rem. Res. Mbbl	Rem. Res. Mbbl	2022 Rate bopd
United States																				
Texas																				
Giddings																				
01 PDP																				
ANIMAL 1H	W-84.5	AUS CH	TP	833	26	807	685	657	3,008	40	2,968	20.4	2,362	1,976	1,264	-	-	-	-	-
			TPP	1,234	26	1,207	1,018	814	4,565	40	4,525	19.5	3,641	3,034	1,596	-	-	-	-	-
BEAKER B 2H	W-100.0	EAGLE L	TP	114	74	40	40	34	139	65	74	15.0	63	63	53	-	-	-	-	-
			TPP	130	74	55	55	36	168	65	102	15.0	87	87	56	-	-	-	-	-
BEAKER B 3H	W-100.0	AUS CH	TP	188	126	62	62	56	239	134	105	15.0	89	89	81	-	-	-	-	-
			TPP	217	126	91	91	62	289	134	155	15.0	132	132	89	-	-	-	-	-
CONSTANTINE 1H	W-78.7	AUS CH	TP	795	430	364	287	153	2,841	1,293	1,548	15.0	1,316	1,036	552	-	-	-	-	-
			TPP	929	430	499	392	171	3,414	1,293	2,121	15.0	1,803	1,418	617	-	-	-	-	-
CONSTANTINE 2H	W-88.8	AUS CH	TP	350	99	251	223	229	1,181	253	928	19.8	744	658	598	-	-	-	-	-
			TPP	454	99	355	307	272	1,567	253	1,313	18.9	1,065	913	714	-	-	-	-	-
GONZO 1H	W-79.1	AUS CH	TP	272	172	100	79	59	602	338	264	15.0	225	178	132	-	-	-	-	-
			TPP	318	172	146	113	65	724	338	386	15.0	329	255	147	-	-	-	-	-
GONZO 2H	W-78.4	AUS CH	TP	303	177	126	99	69	847	393	454	15.0	386	302	213	-	-	-	-	-
			TPP	356	177	178	138	77	1,036	393	642	15.0	546	423	235	-	-	-	-	-
GONZO 3H	W-84.4	AUS CH	TP	253	155	98	83	71	482	286	196	15.0	166	140	121	-	-	-	-	-
			TPP	295	155	140	116	77	567	286	280	15.0	238	198	131	-	-	-	-	-
GONZO B 4H	W-85.9	AUS CH	TP	192	121	70	60	57	547	265	282	15.0	239	206	193	-	-	-	-	-
			TPP	221	121	100	84	61	664	265	398	15.0	339	285	208	-	-	-	-	-
GONZO B 5H	W-81.4	AUS CH	TP	411	229	182	148	94	1,071	525	545	15.0	464	377	239	-	-	-	-	-
			TPP	479	229	250	203	103	1,275	525	750	15.0	637	516	263	-	-	-	-	-
GROVER 1H	W-83.7	AUS CH	TP	269	92	177	149	150	744	118	627	18.7	510	425	345	-	-	-	-	-
			TPP	342	92	251	203	177	1,014	118	896	17.9	736	594	414	-	-	-	-	-
HUEBNER-KLAUS AC GAS UNIT 1	W-69.8	AUS CH	TP	0	0	-	-	-	3,399	1,647	1,752	15.0	1,489	1,039	1,005	-	-	-	-	-
1H			TPP	0	0	-	-	-	4,193	1,647	2,546	15.0	2,164	1,376	1,148	-	-	-	-	-
SHELDEN #1	W-72.2	AUS CH	TP	102	101	1	1	1	485	484	2	15.0	1	1	2	-	-	-	-	-
			TPP	102	101	1	1	1	486	484	2	15.0	2	1	2	-	-	-	-	-
STELLA MAE 1H	W-67.3	AUS CH	TP	61	48	12	8	18	313	313	-	-	-	-	-	-	-	-	-	-
			TPP	65	49	16	11	21	313	313	-	-	-	-	-	-	-	-	-	-
STELLA MAE 2H	W-79.7	AUS CH	TP	394	82	313	251	283	1,545	219	1,326	20.8	1,050	828	807	-	-	-	-	-
			TPP	525	82	444	345	324	2,101	219	1,882	19.8	1,509	1,155	925	-	-	-	-	-
STELLA MAE 3H	W-81.7	AUS CH	TP	336	78	259	212	249	1,233	199	1,034	21.2	815	659	675	-	-	-	-	-
			TPP	451	78	373	294	294	1,691	199	1,492	20.1	1,192	926	797	-	-	-	-	-
SWEDISH CHEF 1H	W-75.0	AUS CH	TP	38	20	18	14	22	148	66	82	21.3	64	48	72	-	-	-	-	-
			TPP	46	20	26	19	25	183	66	117	19.8	94	70	82	-	-	-	-	-
SWEDISH CHEF 2H	W-69.5	AUS CH	TP	244	95	148	103	105	1,291	401	890	18.9	722	501	464	-	-	-	-	-
			TPP	305	95	210	140	123	1,661	401	1,260	18.0	1,033	686	547	-	-	-	-	-
SWEDISH CHEF 3H	W-67.6	AUS CH	TP	300	96	204	138	131	1,199	332	867	18.5	707	477	412	-	-	-	-	-
			TPP	383	96	286	188	152	1,550	332	1,218	17.7	1,002	653	481	-	-	-	-	-
SWEDISH CHEF 4H	W-84.4	AUS CH	TP	284	25	259	220	262	1,704	148	1,556	22.6	1,205	1,009	1,020	-	-	-	-	-
			TPP	386	25	361	299	305	2,313	148	2,164	21.6	1,698	1,393	1,191	-	-	-	-	-
Subtotal 01 PDP			TP	5,740	2,248	3,491	2,861	2,698	23,018	7,519	15,499		12,617	10,011	8,248	-	-	-	-	-
			TPP	7,239	2,248	4,990	4,019	3,160	29,771	7,519	22,252		18,247	14,115	9,643	-	-	-	-	-

22-0032

McDANIEL

2022-03-10 11:26:24 AM

Alpine Summit Energy Partners

Reserve Estimates

				Crude Oil					Natural Gas							Condensate				
				Gross			Company Share		Gross					Company Share		Gross			Company Share	
Area and Property	Company Interest %	Zones	Reserve Class	Orig. Res. Mbbl	Cum. Prod. Mbbl	Rem. Res. Mbbl	Rem. Res. Mbbl	2022 Rate bopd	Orig. Raw Res. MMcf	Cum. Prod. MMcf	Rem. Raw Res. MMcf	Surf. Loss %	Rem. Sales Res. MMcf	Rem. Sales Res. MMcf	2022 Rate Mcf/d	Orig. Res. Mbbl	Cum. Prod. Mbbl	Rem. Res. Mbbl	Rem. Res. Mbbl	2022 Rate bopd
02 PNP																				
CLARA #1	W-75.0	AUS CH	TP	82	81	1	1	1	124	123	2	15.0	2	1	2	-	-	-	-	-
			TPP	82	81	1	1	1	125	123	2	15.0	2	1	2	-	-	-	-	-
DERNEHL 1H	W-75.0	AUS CH	TP	178	136	41	31	35	383	258	124	15.0	106	79	89	-	-	-	-	-
			TPP	191	136	55	41	37	422	258	164	15.0	139	104	94	-	-	-	-	-
Subtotal 02 PNP			**TP**	**260**	**218**	**43**	**32**	**36**	**507**	**381**	**126**		**107**	**81**	**91**	-	-	-	-	-
			TPP	**273**	**218**	**56**	**42**	**38**	**546**	**381**	**166**		**141**	**106**	**96**	-	-	-	-	-
03 PUD																				
ANIMAL 2H	W-85.2	AUS CH	TP	631	-	631	540	504	2,348	-	2,348	19.7	1,886	1,591	950	-	-	-	-	-
			TPP	936	-	936	793	680	3,504	-	3,504	19.4	2,823	2,363	1,276	-	-	-	-	-
ANIMAL 3H	W-85.0	AUS CH	TP	630	-	630	539	564	2,347	-	2,347	19.8	1,881	1,584	1,016	-	-	-	-	-
			TPP	936	-	936	792	754	3,505	-	3,505	19.6	2,820	2,355	1,346	-	-	-	-	-
ANIMAL 4H	W-85.2	AUS CH	TP	630	-	630	540	611	2,347	-	2,347	19.7	1,884	1,589	905	-	-	-	-	-
			TPP	935	-	935	793	831	3,502	-	3,502	19.5	2,821	2,361	1,225	-	-	-	-	-
HUEBNER-KLAUS AC GAS UNIT 1 2H	W-61.4	AUS CH	TP	-	-	-	-	-	4,216	-	4,216	22.1	3,285	2,016	-	-	-	-	-	-
			TPP	-	-	-	-	-	6,124	-	6,124	21.7	4,796	2,769	-	-	-	-	-	-
HUEBNER-KLAUS AC GAS UNIT 1 3H	W-61.5	AUS CH	TP	-	-	-	-	-	4,213	-	4,213	22.1	3,280	2,016	-	-	-	-	-	-
			TPP	-	-	-	-	-	6,132	-	6,132	21.7	4,799	2,776	-	-	-	-	-	-
HUEBNER-KLAUS AC GAS UNIT 1 4H	W-61.7	AUS CH	TP	-	-	-	-	-	4,218	-	4,218	21.9	3,292	2,031	-	-	-	-	-	-
			TPP	-	-	-	-	-	6,130	-	6,130	21.5	4,809	2,790	-	-	-	-	-	-
KERMIT 1H	W-86.3	AUS CH	TP	241	-	241	209	321	599	-	599	21.5	470	400	329	-	-	-	-	-
			TPP	352	-	352	296	431	881	-	881	21.0	696	571	439	-	-	-	-	-
SWEDISH CHEF 5H	W-84.8	AUS CH	TP	221	-	221	189	300	1,137	-	1,137	22.2	884	742	808	-	-	-	-	-
			TPP	323	-	323	266	405	1,669	-	1,669	21.8	1,306	1,054	1,095	-	-	-	-	-
Subtotal 03 PUD			**TP**	**2,353**	-	**2,353**	**2,017**	**2,300**	**21,424**	-	**21,424**		**16,862**	**11,969**	**4,008**	-	-	-	-	-
			TPP	**3,481**	-	**3,481**	**2,940**	**3,100**	**31,448**	-	**31,448**		**24,871**	**17,039**	**5,381**	-	-	-	-	-
04 DUC																				
STATLER 1H (Recomp)	W-84.5	AUS CH	TP	243	-	243	207	292	603	-	603	21.6	473	391	345	-	-	-	-	-
			TPP	353	-	353	296	390	886	-	886	21.2	698	572	459	-	-	-	-	-
Subtotal 04 DUC			**TP**	**243**	-	**243**	**207**	**292**	**603**	-	**603**		**473**	**391**	**345**	-	-	-	-	-
			TPP	**353**	-	**353**	**296**	**390**	**886**	-	**886**		**698**	**572**	**459**	-	-	-	-	-
05 PANP																				
SAMPSON-MUELLER 4H	W-78.7	AUS CH	TPP	507	-	507	404	512	2,589	-	2,589	22.2	2,015	1,557	1,484	-	-	-	-	-
Subtotal 05 PANP			**TPP**	**507**	-	**507**	**404**	**512**	**2,589**	-	**2,589**		**2,015**	**1,557**	**1,484**	-	-	-	-	-
05 PAUD																				
ROWLF 1H	W-44.8	AUS CH	TPP	472	-	472	212	269	432	-	432	19.0	350	152	77	-	-	-	-	-
ROWLF 2H	W-44.8	AUS CH	TPP	472	-	472	212	269	432	-	432	19.0	350	152	77	-	-	-	-	-
SAMPSON-MUELLER 5H	W-82.5	AUS CH	TPP	300	-	300	250	459	1,525	-	1,525	22.7	1,179	954	1,279	-	-	-	-	-
SAMPSON-MUELLER 6H	W-82.4	AUS CH	TPP	300	-	300	250	486	1,526	-	1,526	22.7	1,180	955	1,316	-	-	-	-	-
Subtotal 05 PAUD			**TPP**	**1,543**	-	**1,543**	**924**	**1,483**	**3,915**	-	**3,915**		**3,059**	**2,212**	**2,749**	-	-	-	-	-
Subtotal Giddings			**TP**	**8,596**	**2,466**	**6,131**	**5,117**	**5,326**	**45,553**	**7,900**	**37,653**		**30,059**	**22,453**	**12,693**	-	-	-	-	-
			TPP	**13,397**	**2,466**	**10,931**	**8,625**	**8,684**	**69,157**	**7,900**	**61,257**		**49,030**	**35,601**	**19,811**	-	-	-	-	-

22-0032
McDANIEL
2022-03-10 11:26:24 AM

Alpine Summit Energy Partners

Reserve Estimates

				Crude Oil					Natural Gas							Condensate				
				Gross			Company Share		Gross					Company Share		Gross			Company Share	
Area and Property	Company Interest %	Zones	Reserve Class	Orig. Res. Mbbl	Cum. Prod. Mbbl	Rem. Res. Mbbl	Rem. Res. Mbbl	2022 Rate bopd	Orig. Raw Res. MMcf	Cum. Prod. MMcf	Rem. Raw Res. MMcf	Surf. Loss %	Rem. Sales Res. MMcf	Rem. Sales Res. MMcf	2022 Rate Mcf/d	Orig. Res. Mbbl	Cum. Prod. Mbbl	Rem. Res. Mbbl	Rem. Res. Mbbl	2022 Rate bopd
Hawkville																				
03 PUD																				
San Roman 109AH	W-91.5	AUS CH	TP	-	-	-	-	-	7,737	-	7,737	-	7,737	7,081	6,038	-	-	-	-	-
			TPP	-	-	-	-	-	11,346	-	11,346	-	11,346	10,130	8,329	-	-	-	-	-
San Roman 110AH	W-91.5	AUS CH	TP	-	-	-	-	-	7,737	-	7,737	-	7,737	7,081	6,038	-	-	-	-	-
			TPP	-	-	-	-	-	11,346	-	11,346	-	11,346	10,130	8,329	-	-	-	-	-
San Roman 111AH	W-91.7	AUS CH	TP	-	-	-	-	-	7,743	-	7,743	-	7,743	7,100	6,880	-	-	-	-	-
			TPP	-	-	-	-	-	11,344	-	11,344	-	11,344	10,138	9,447	-	-	-	-	-
Subtotal 03 PUD			TP	-	-	-	-	-	23,218	-	23,218		23,218	21,262	18,956	-	-	-	-	-
			TPP	-	-	-	-	-	34,035	-	34,035		34,035	30,398	26,106	-	-	-	-	-
05 PAUD																				
San Roman 101LEH	W-91.4	EAGLE L	TPP	-	-	-	-	-	8,094	-	8,094	-	8,094	7,399	8,642	-	-	-	-	-
San Roman 101UEH	W-91.4	EAGLE U	TPP	-	-	-	-	-	8,094	-	8,094	-	8,094	7,399	8,642	-	-	-	-	-
San Roman 102LEH	W-91.5	EAGLE L	TPP	-	-	-	-	-	8,096	-	8,096	-	8,096	7,408	8,927	-	-	-	-	-
San Roman 102UEH	W-91.5	EAGLE U	TPP	-	-	-	-	-	8,096	-	8,096	-	8,096	7,408	8,927	-	-	-	-	-
San Roman 103LEH	W-91.6	EAGLE L	TPP	-	-	-	-	-	8,097	-	8,097	-	8,097	7,419	9,422	-	-	-	-	-
San Roman 103UEH	W-91.6	EAGLE U	TPP	-	-	-	-	-	8,097	-	8,097	-	8,097	7,419	9,422	-	-	-	-	-
San Roman 104LEH	W-91.9	EAGLE L	TPP	-	-	-	-	-	8,102	-	8,102	-	8,102	7,444	-	-	-	-	-	-
San Roman 104UEH	W-91.9	EAGLE U	TPP	-	-	-	-	-	8,102	-	8,102	-	8,102	7,444	-	-	-	-	-	-
San Roman 105LEH	W-91.9	EAGLE L	TPP	-	-	-	-	-	8,094	-	8,094	-	8,094	7,439	-	-	-	-	-	-
San Roman 105UEH	W-91.9	EAGLE U	TPP	-	-	-	-	-	8,094	-	8,094	-	8,094	7,439	-	-	-	-	-	-
San Roman 106LEH	W-91.9	EAGLE L	TPP	-	-	-	-	-	8,086	-	8,086	-	8,086	7,432	-	-	-	-	-	-
San Roman 106UEH	W-91.9	EAGLE U	TPP	-	-	-	-	-	8,086	-	8,086	-	8,086	7,432	-	-	-	-	-	-
San Roman 107AH	W-89.4	AUS CH	TPP	-	-	-	-	-	11,344	-	11,344	-	11,344	10,138	9,447	-	-	-	-	-
San Roman 107LEH	W-91.9	EAGLE L	TPP	-	-	-	-	-	8,094	-	8,094	-	8,094	7,439	-	-	-	-	-	-
San Roman 107UEH	W-91.9	EAGLE U	TPP	-	-	-	-	-	8,094	-	8,094	-	8,094	7,439	-	-	-	-	-	-
San Roman 108AH	W-89.9	AUS CH	TPP	-	-	-	-	-	11,348	-	11,348	-	11,348	10,204	-	-	-	-	-	-
San Roman 108LEH	W-92.0	EAGLE L	TPP	-	-	-	-	-	8,098	-	8,098	-	8,098	7,452	-	-	-	-	-	-
San Roman 108UEH	W-92.0	EAGLE U	TPP	-	-	-	-	-	8,098	-	8,098	-	8,098	7,452	-	-	-	-	-	-
San Roman 109LEH	W-92.1	EAGLE L	TPP	-	-	-	-	-	8,090	-	8,090	-	8,090	7,453	-	-	-	-	-	-
San Roman 109UEH	W-92.1	EAGLE U	TPP	-	-	-	-	-	8,090	-	8,090	-	8,090	7,453	-	-	-	-	-	-
San Roman 110LEH	W-92.1	EAGLE L	TPP	-	-	-	-	-	8,102	-	8,102	-	8,102	7,464	-	-	-	-	-	-
San Roman 111LEH	W-92.1	EAGLE L	TPP	-	-	-	-	-	8,094	-	8,094	-	8,094	7,457	-	-	-	-	-	-
San Roman 112LEH	W-92.1	EAGLE L	TPP	-	-	-	-	-	8,086	-	8,086	-	8,086	7,450	-	-	-	-	-	-
Subtotal 05 PAUD			TPP	-	-	-	-	-	192,675	-	192,675		192,675	176,482	63,429	-	-	-	-	-
Subtotal Hawkville			TP	-	-	-	-	-	23,218	-	23,218		23,218	21,262	18,956	-	-	-	-	-
			TPP	-	-	-	-	-	226,711	-	226,711		226,711	206,880	89,535	-	-	-	-	-

22-0032

McDANIEL

2022-03-10 11:26:24 AM

Alpine Summit Energy Partners

Reserve Estimates

				Crude Oil					Natural Gas							Condensate				
				Gross			Company Share		Gross					Company Share		Gross			Company Share	
Area and Property	Company Interest %	Zones	Reserve Class	Orig. Res. Mbbl	Cum. Prod. Mbbl	Rem. Res. Mbbl	Rem. Res. Mbbl	2022 Rate bopd	Orig. Raw Res. MMcf	Cum. Prod. MMcf	Rem. Raw Res. MMcf	Surf. Loss %	Rem. Sales Res. MMcf	Rem. Sales Res. MMcf	2022 Rate Mcf/d	Orig. Res. Mbbl	Cum. Prod. Mbbl	Rem. Res. Mbbl	Rem. Res. Mbbl	2022 Rate bopd
Total			TP	8,596	2,466	6,131	5,117	5,326	68,770	7,900	60,870		53,277	43,714	31,648	-	-	-	-	-
			TPP	13,397	2,466	10,931	8,625	8,684	295,867	7,900	287,968		275,741	242,481	109,346	-	-	-	-	-

22-0032
McDANIEL
2022-03-10 11:26:24 AM

Interest

Alpine Summit Energy Partners

Total Company

	Zone	Interest Product	Ownership		Burdens		Crown Incentives/ Freehold Mineral Tax	Tract Factor	Pooling Factor	Payout
United States										
Texas										
Giddings										
01 PDP										
ANIMAL 1H	AUS CH	BPO	WI	97.000%	TX Crown			1.000	1.000	7599.2 M$
					Net ORR	29.00%				
		APO	WI	82.450%	Net ORR	29.00%		1.000	1.000	
BEAKER B 2H	EAGLE L		WI	100.000%	TX Crown			1.000	1.000	
					Net ORR	25.00%				
BEAKER B 3H	AUS CH		WI	100.000%	TX Crown			1.000	1.000	
					Net ORR	25.00%				
CONSTANTINE 1H	AUS CH	BPO	WI	92.000%	TX Crown			1.000	1.000	69.63 M$
					Net ORR	27.93%				
		APO	WI	78.400%	Net ORR	27.92%		1.000	1.000	
CONSTANTINE 2H	AUS CH	BPO	WI	100.000%	TX Crown			1.000	1.000	7297.2 M$
					Net ORR	25.00%				
		APO	WI	80.000%	Net ORR	25.00%		1.000	1.000	
GONZO 1H	AUS CH	BPO	WI	87.500%	TX Crown			1.000	1.000	1945.16 M$
					Net ORR	25.00%				
		APO	WI	75.000%	Net ORR	25.00%		1.000	1.000	
GONZO 2H	AUS CH	BPO	WI	87.500%	TX Crown			1.000	1.000	2146.06 M$
					Net ORR	25.00%				
		APO	WI	75.000%	Net ORR	25.00%		1.000	1.000	
GONZO 3H	AUS CH	BPO	WI	100.000%	TX Crown			1.000	1.000	1206.24 M$
					Net ORR	25.00%				
		APO	WI	80.000%	Net ORR	25.00%		1.000	1.000	
GONZO B 4H	AUS CH	BPO	WI	100.000%	TX Crown			1.000	1.000	1319.16 M$
					Net ORR	25.00%				
		APO	WI	80.000%	Net ORR	25.00%		1.000	1.000	
GONZO B 5H	AUS CH	BPO	WI	100.000%	TX Crown			1.000	1.000	720.22 M$
					Net ORR	25.00%				
		APO	WI	80.000%	Net ORR	25.00%		1.000	1.000	
GROVER 1H	AUS CH	BPO	WI	87.500%	TX Crown			1.000	1.000	7777.9 M$
					Net ORR	25.00%				
		APO	WI	75.000%	Net ORR	25.00%		1.000	1.000	
HUEBNER-KLAUS AC GAS UNIT 1 1H	AUS CH	BPO	WI	85.000%	TX Crown			1.000	1.000	4124.14 M$
					Net ORR	25.00%				
		APO	WI	50.000%	Net ORR	25.00%		1.000	1.000	
SHELDEN #1	AUS CH	BPO	WI	25.000%	TX Crown			1.000	1.000	Feb-2022
					Net ORR	25.00%				
		APO	WI	75.000%	Net ORR	25.00%		1.000	1.000	
STELLA MAE 1H	AUS CH	BPO	WI	25.000%	TX Crown			1.000	1.000	Feb-2022
					Net ORR	25.00%				
		APO	WI	75.000%	Net ORR	25.00%		1.000	1.000	
STELLA MAE 2H	AUS CH	BPO	WI	97.000%	TX Crown			1.000	1.000	6845.57 M$
					Net ORR	25.00%				
		APO	WI	72.000%	Net ORR	25.00%		1.000	1.000	

22-0032
McDANIEL
2022-03-10 11:26:24 AM

Alpine Summit Energy Partners

Interest

List of Interests and Burdens
Forecast Prices and Costs as of December 31, 2021
Total Company

	Zone	Interest Product	Ownership		Burdens		Crown Incentives/ Freehold Mineral Tax	Tract Factor	Pooling Factor	Payout
STELLA MAE 3H	AUS CH	BPO	WI	97.000%	TX Crown			1.000	1.000	6845.57 M$
					Net ORR	25.00%				
		APO	WI	72.000%	Net ORR	25.00%		1.000	1.000	
SWEDISH CHEF 1H	AUS CH	BPO	WI	75.000%	TX Crown			1.000	1.000	1726.68 M$
					Net ORR	30.00%				
		APO	WI	60.000%	Net ORR	29.17%		1.000	1.000	
SWEDISH CHEF 2H	AUS CH	BPO	WI	75.000%	TX Crown			1.000	1.000	6443.9 M$
					Net ORR	30.00%				
		APO	WI	60.000%	Net ORR	30.00%		1.000	1.000	
SWEDISH CHEF 3H	AUS CH	BPO	WI	75.000%	TX Crown			1.000	1.000	6443.9 M$
					Net ORR	30.00%				
		APO	WI	60.000%	Net ORR	30.00%		1.000	1.000	
SWEDISH CHEF 4H	AUS CH	BPO	WI	97.000%	TX Crown			1.000	1.000	7100.4 M$
					Net ORR	30.00%				
		APO	WI	77.600%	Net ORR	30.00%		1.000	1.000	
02 PNP										
CLARA #1	AUS CH	BPO	WI	25.000%	TX Crown			1.000	1.000	Feb-2022
					Net ORR	25.00%				
		APO	WI	75.000%	Net ORR	25.00%		1.000	1.000	
DERNEHL 1H	AUS CH		WI	75.000%	TX Crown			1.000	1.000	
					Net ORR	25.00%				
03 PUD										
ANIMAL 2H	AUS CH	BPO	WI	97.000%	TX Crown			1.000	1.000	7600 M$
					Net ORR	29.00%				
		APO	WI	82.450%	Net ORR	29.00%		1.000	1.000	
ANIMAL 3H	AUS CH	BPO	WI	97.000%	TX Crown			1.000	1.000	7600 M$
					Net ORR	29.00%				
		APO	WI	82.450%	Net ORR	29.00%		1.000	1.000	
ANIMAL 4H	AUS CH	BPO	WI	97.000%	TX Crown			1.000	1.000	7600 M$
					Net ORR	29.00%				
		APO	WI	82.450%	Net ORR	29.00%		1.000	1.000	
HUEBNER-KLAUS AC GAS UNIT 1 2H	AUS CH	BPO	WI	85.000%	TX Crown			1.000	1.000	7200 M$
					Net ORR	25.00%				
		APO	WI	50.000%	Net ORR	25.00%		1.000	1.000	
HUEBNER-KLAUS AC GAS UNIT 1 3H	AUS CH	BPO	WI	85.000%	TX Crown			1.000	1.000	7200 M$
					Net ORR	25.00%				
		APO	WI	50.000%	Net ORR	25.00%		1.000	1.000	
HUEBNER-KLAUS AC GAS UNIT 1 4H	AUS CH	BPO	WI	85.000%	TX Crown			1.000	1.000	7200 M$
					Net ORR	25.00%				
		APO	WI	50.000%	Net ORR	25.00%		1.000	1.000	
KERMIT 1H	AUS CH	BPO	WI	92.000%	TX Crown			1.000	1.000	8000 M$
					Net ORR	27.93%				
		APO	WI	78.400%	Net ORR	27.92%		1.000	1.000	
SWEDISH CHEF 5H	AUS CH	BPO	WI	95.000%	TX Crown			1.000	1.000	7100 M$
					Net ORR	30.00%				
		APO	WI	76.000%	Net ORR	30.00%		1.000	1.000	

22-0032 McDANIEL 2022-03-10 11:26:24 AM

Alpine Summit Energy Partners

Interest

List of Interests and Burdens
Forecast Prices and Costs as of December 31, 2021
Total Company

	Zone	Interest Product	Ownership		Burdens		Crown Incentives/ Freehold Mineral Tax	Tract Factor	Pooling Factor	Payout
04 DUC										
STATLER 1H (Recomp)	AUS CH	BPO	WI	100.000%	TX Crown Net ORR	 25.00%		1.000	1.000	3200 M$
		APO	WI	80.000%	Net ORR	25.00%		1.000	1.000	
05 PANP										
SAMPSON-MUELLER 4H	AUS CH	BPO	WI	97.000%	TX Crown Net ORR	 25.00%		1.000	1.000	10650 M$
		APO	WI	72.000%	Net ORR	25.00%		1.000	1.000	
05 PAUD										
ROWLF 1H	AUS CH	BPO	WI	50.000%	TX Crown Net ORR	 29.00%		1.000	1.000	7462.85 M$
		APO	WI	42.500%	Net ORR	29.00%		1.000	1.000	
ROWLF 2H	AUS CH	BPO	WI	50.000%	TX Crown Net ORR	 29.00%		1.000	1.000	7462.85 M$
		APO	WI	42.500%	Net ORR	29.00%		1.000	1.000	
SAMPSON-MUELLER 5H	AUS CH	BPO	WI	97.000%	TX Crown Net ORR	 25.00%		1.000	1.000	9500 M$
		APO	WI	72.000%	Net ORR	25.00%		1.000	1.000	
SAMPSON-MUELLER 6H	AUS CH	BPO	WI	97.000%	TX Crown Net ORR	 25.00%		1.000	1.000	9500 M$
		APO	WI	72.000%	Net ORR	25.00%		1.000	1.000	
08 NRA										
GENE 2H	AUS CH		WI	100.000%	TX Crown			1.000	1.000	
HERKLOTZ-KRUEMCKE #1	WILCOX		WI	100.000%	TX Crown			1.000	1.000	
KUEHN #1	AUS CH		WI	100.000%	TX Crown			1.000	1.000	
WEIDER UNIT #1	NORTH EDWARDS		WI	100.000%	TX Crown			1.000	1.000	
Hawkville										
03 PUD										
San Roman 109AH	AUS CH	BPO	WI	100.000%	TX Crown Net ORR	 25.00%		1.000	1.000	9200 M$
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 110AH	AUS CH	BPO	WI	100.000%	TX Crown Net ORR	 25.00%		1.000	1.000	9200 M$
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 111AH	AUS CH	BPO	WI	100.000%	TX Crown Net ORR	 25.00%		1.000	1.000	9200 M$
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
05 PAUD										
San Roman 101LEH	EAGLE L	BPO	WI	100.000%	TX Crown Net ORR	 25.00%		1.000	1.000	9200 M$
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 101UEH	EAGLE U	BPO	WI	100.000%	TX Crown Net ORR	 25.00%		1.000	1.000	9200 M$
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	

22-0032
McDANIEL
2022-03-10 11:26:24 AM

Interest

Alpine Summit Energy Partners

List of Interests and Burdens
Forecast Prices and Costs as of December 31, 2021
Total Company

	Zone	Interest Product	Ownership		Burdens		Crown Incentives/ Freehold Mineral Tax	Tract Factor	Pooling Factor	Payout
San Roman 102LEH	EAGLE L	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 102UEH	EAGLE U	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 103LEH	EAGLE L	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 103UEH	EAGLE U	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 104LEH	EAGLE L	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 104UEH	EAGLE U	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 105LEH	EAGLE L	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 105UEH	EAGLE U	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 106LEH	EAGLE L	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 106UEH	EAGLE U	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 107AH	AUS CH	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 107LEH	EAGLE L	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 107UEH	EAGLE U	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 108AH	AUS CH	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 108LEH	EAGLE L	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 108UEH	EAGLE U	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 109LEH	EAGLE L	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	

22-0032 McDANIEL 2022-03-10 11:26:24 AM

Alpine Summit Energy Partners

Interest

List of Interests and Burdens
Forecast Prices and Costs as of December 31, 2021
Total Company

	Zone	Interest Product	Ownership		Burdens		Crown Incentives/ Freehold Mineral Tax	Tract Factor	Pooling Factor	Payout
San Roman 109UEH	EAGLE U	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 110LEH	EAGLE L	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 111LEH	EAGLE L	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	
San Roman 112LEH	EAGLE L	BPO	WI	100.000%	TX Crown			1.000	1.000	9200 M$
					Net ORR	25.00%				
		APO	WI	85.000%	Net ORR	25.00%		1.000	1.000	

22-0032 McDANIEL 2022-03-10 11:26:24 AM

APPENDIX C
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE FORM 51-101F3

Report of Management and Directors
on Reserves Data and Other Information

Management of Alpine Summit Energy Partners, Inc. (the "Corporation") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves Committee of the board of directors of the Corporation has:

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

(a) the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b) the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "Michael McCoy" Michael McCoy Chief Operating Officer	(signed) "William Wicker" William Wicker Chief Investment Officer

(signed) "Stephen Schaefer" Stephen Schaefer Director, Reserves Committee	(signed) "Darren Tangen" Darren Tangen Director, Reserves Committee

April 25, 2022